Filed Pursuant to Rule 424(b)(4)
Registration No. 333-196539

PROSPECTUS

8,333,333 Shares

Common Stock

Pfenex Inc. is offering 8,333,333 shares of common stock. This is our initial public offering and no public market currently exists for our common stock. The initial public offering price is $6.00 per share.

Our common stock has been approved for listing on the NYSE MKT under the symbol “PFNX.”

We are an “emerging growth company” as defined under the federal securities laws and are subject to reduced public company reporting requirements. Investing in our common stock involves risks. See “Risk Factors” beginning on page 14.

PRICE $6.00 PER SHARE

	Initial public offering price	Underwriting(1) discount	Proceeds to us (before expenses)
Per Share	$6.00	$0.42	$5.58
Total	$49,999,998	$3,500,000	$46,499,998

(1)	See “Underwriting” for a description of compensation payable to the Underwriters.

We have granted the underwriters a 30 day option to purchase up to an additional 1,250,000 shares of common stock from us at the initial public offering price after deducting underwriting discounts and commissions.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about July 29, 2014.

William Blair	JMP Securities

Mizuho Securities

July 23, 2014

Page

Prospectus Summary	2

You should rely only on the information contained in this prospectus or in any free-writing prospectus we may authorize to be delivered or made available to you. We have not, and underwriters have not, authorized anyone to provide you with additional or different information. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus or any free-writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Until August 17, 2014 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: We have not, and the underwriters have not done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

Pfēnex™ and Pfēnex Expression Technology® are our primary registered trademarks. The prospectus contains these trademarks and some of our other trademarks, trade names and service marks. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its respective holder.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them. In this prospectus, “Pfenex,” “we,” “us” and the “company” refer to Pfenex Inc. and, where appropriate, its subsidiaries, unless expressly indicated or the context otherwise requires.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes to those financial statements, before making an investment decision. Some of the statements in this prospectus constitute forward-looking statements. For more information, see “Special Note Regarding Forward-Looking Statements.”

Pfenex Inc.

We are a clinical-stage biotechnology company engaged in the development of difficult to manufacture and high-value proteins, initially focused on biosimilar therapeutics, or biosimilars. Our lead product candidate is PF582, a biosimilar candidate to Lucentis (ranibizumab). Lucentis, marketed by F. Hoffmann-La Roche Ltd. and Novartis AG, for the treatment of patients with retinal diseases, achieved approximately $4.3 billion in global product sales in 2013. For PF582, we are currently conducting a Phase 1b/2a trial in patients with wet age-related macular degeneration, or wet AMD, with results expected in the fourth quarter of 2014. We expect to commence a Phase 3 trial in mid-2015, with results expected in 2017. We intend to commercialize PF582 with our own internal sales and marketing capabilities in North America and Europe. Our next most advanced product candidate is PF530, a biosimilar candidate to Betaseron (interferon beta-1b) that is marketed by Bayer AG for the treatment of multiple sclerosis and achieved over $1.4 billion in global product sales in 2013. For PF530, we plan to initiate a Phase 1 trial in the second half of 2014. We believe we are the most advanced company in global development of these biosimilar products. In addition to our two most advanced product candidates, our pipeline includes five other biosimilar candidates, as well as vaccine, generic and next generation biologic candidates. To date, none of our product candidates have received marketing authorization from any regulatory agency, and therefore we have not received revenue from the sale of any of our product candidates.

Our product candidates are enabled by our patented protein production platform, Pfēnex Expression Technology®, which we believe confers several important competitive advantages compared to traditional techniques for protein production, including the ability to produce complex proteins with higher accuracy and greater degree of protein purity, as well as significant speed and cost advantages. The power of our platform has been demonstrated by our ability to move PF582 from concept to the clinic in just 24 months.

The following table summarizes certain information about our product candidates:

Product Candidates

Product Candidate	Branded Reference Drug	Collaboration Partner	Indication	Expected Status/Milestones
Biosimilars(1)

PF582 – Ranibizumab	Lucentis	Wholly-Owned	Wet age related macular degeneration(2)	Phase 1b/2a in-process – Phase 3 commencing in mid-2015 with data expected in 2017

PF530 – Interferon beta-1b	Betaseron	Strides Arcolab	Relapsing Multiple sclerosis(3)	Phase 1 commencing in the second half of 2014

PF694 – Peg- interferon alpha-2a	Pegasys	Strides Arcolab	Chronic Hepatitis B and C	Phase 1 commencing in the second half of 2015

Generic

PF708 – Teriparatide	Forteo	Wholly-Owned	Osteoporosis	ANDA enabling PK study commencing in the second half of 2015

Novel Vaccines

Px563L – rPA based anthrax vaccine	N/A	U.S. Government Funded	Anthrax vaccine	Phase 1 commencing in the second half of 2014

Px533 – Malaria vaccine	N/A	U.S. Government Funded	Malaria vaccine	Phase 1 commencing in the second half of 2014

(1)	To the extent our biosimilar products are approved for use in the United States and European Union at a future date, we believe that our biosimilar products will be approved for the indications of the reference products, although regulatory authorities may provide approval for only some indications under certain circumstances.
(2)	Lucentis is indicated for use in patients with neovascular age-related macular degeneration, macular edema following retinal vein occlusion, and diabetic macular edema in both the United States and European Union. Lucentis is also indicated for use in patients with choroidal neovascularization secondary to pathologic myopia in the European Union only.
(3)	Betaseron is indicated for use in patients with relapsing forms of multiple sclerosis, including patients who have experienced a first clinical episode and have had an MRI consistent with multiple sclerosis in the United States only. Betaferon is indicated for use in patients with relapsing remitting multiple sclerosis, relapsing secondary progressive multiple sclerosis, and patients with a first clinical event suggestive of multiple sclerosis in the European Union only.

The following table summarizes certain information about our preclinical products under development:

Preclinical Products Under Development

Preclinical Product	Branded Reference Drug	Collaboration Partner	Indication	Status
Biosimilars(1)

PF726 – Peg- interferon beta	N/A(2)	Strides Arcolab	Relapsing Multiple sclerosis	Formulation Development

PF529 Peg- filgrastim	Neulasta	Strides Arcolab	Neutropenia in cancer patients	Process Development

PF444 – Human growth hormone	Genotropin	Strides Arcolab	Growth disturbance	Process Development

PF688 – Certolizumab-pegol	Cimzia	Wholly- Owned	Crohn’s disease (U.S. only) and arthritis	Process Development

PF690 Peg- aspargase	Oncaspar	Strides Arcolab	Acute Lymphoblastic Leukemia	Entering Process Development

Novel Vaccines

Px563L-SDI rPA based anthrax vaccine 2nd generation	N/A	U.S. Government Funded	Anthrax vaccine	Formulation Development

(1)	To the extent our biosimilar products are approved for use in the United States and European Union at a future date, we believe that our biosimilar products will be approved for the indications of the reference products, although regulatory authorities may provide approval for only some indications under certain circumstances.
(2)	PF726 is currently being developed as a next generation biologic.

Our Lead Product Candidate: PF582 – Ranibizumab

With the safety and efficacy of Lucentis already established by the innovator companies, a key hurdle in the development of PF582, or any biosimilar candidate, is establishing bioanalytical similarity of the product candidate to the reference product pursuant to applicable regulations. We have completed extensive bioanalytical similarity studies comparing PF582 to multiple lots of United States and European Union sourced Lucentis as well as comparability studies between multiple lots of PF582 at the pilot scale and commercial scale. We have also completed a preclinical study using an animal model that demonstrated, when injected into the animals’ eyes, PF582 and Lucentis yielded similar tolerability and pharmacological profiles. Based on our analytical and preclinical data package, the U.S. Food and Drug Administration, or FDA, granted us a Biosimilar Initial Advisory Meeting which was held in January 2014 to discuss the data we had generated to date, our Phase 3 trial design and our strategy for the comparison of European Union and the United States reference products. In the subsequent meeting minutes, the FDA indicated that our analytical data appear acceptable to support the development of PF582 as a biosimilar candidate to Lucentis. Similarly, we are in discussions with the European Union’s Committee for Medicinal Products for Human Use, or CHMP.

We have initiated a randomized Phase1b/2a trial to evaluate the safety and efficacy of PF582 for the treatment of wet AMD patients compared to Lucentis. We plan to enroll 25 patients at multiple sites in New Zealand and expect to complete the study in the fourth quarter of 2014. The sentinel patient treated with PF582 prior to randomization showed a five letter increase in visual acuity on an eye chart and a reduction in retinal thickness at one month. These initial results are consistent with the results expected from Lucentis. We expect to begin our global Phase 3 trial in mid-2015 with data expected in 2017, and we believe positive results from this trial will provide sufficient data to secure marketing approval in our target markets.

Other Product Candidates

Our next most advanced product candidate, PF530, is a biosimilar candidate to the reference product Betaseron (interferon beta-1b), indicated to reduce the number of relapses in patients with relapsing forms of multiple sclerosis. We are jointly developing PF530 with Strides Arcolab Limited, or Strides Arcolab, who is responsible for development expenses up to Phase 3, at which time we will share in expenses and revenue going forward. We have conducted extensive bioanalytical studies that we believe have established analytical biosimilarity between PF530 and Betaseron. We plan to initiate a Phase 1 trial in the second half of 2014 in Australia, evaluating the safety and pharmacokinetics/pharmacodynamics of PF530 versus Betaseron with data expected in the first half of 2015. If we have positive results in our Phase 1 trial, we plan to initiate a Phase 3 clinical trial, which if successful, we believe will provide sufficient data to secure marketing approval in our target markets.

We are developing Px563L, a novel anthrax vaccine candidate, in response to the United States government’s unmet demand for increased quantity, stability and dose sparing regimens of anthrax vaccine. We expect to begin a Phase 1 trial in the second half of 2014. The development of Px563L has been funded by the U.S. Department of Health and Human Services, through the Biomedical Advanced Research and Development Authority, or BARDA, under a $23.9 million fully funded contract, $18.4 million of which we have already recorded as revenue through March 31, 2014. We are also developing Px533 as a prophylactic vaccine candidate against malaria infection, for which there is currently no available vaccine. We anticipate that Px533 will enter a Phase 1 trial in the second half of 2014. The development of Px533 has been funded by Leidos, formerly Science Applications International Corporation, or SAIC, through its Malaria Vaccine Production and Support Services contract with the National Institute of Allergy and Infectious Diseases, or NIAID. Clinical trials for Px533 are managed by NIAID.

Industry Overview

We believe the emerging biosimilar market will be substantial due to the large number of blockbuster biologic products that will lose patent protection in the coming years, the abbreviated global biosimilar regulatory pathways and an increasing mandate for lower drug costs by governments and private payors. A biosimilar is a biologic product that has been demonstrated to be highly similar to a biologic product that is already approved, referred to as a reference product, notwithstanding minor differences in clinically inactive components, and where there are no clinically meaningful differences between the reference product and the biosimilar in terms of the safety, purity, and potency of the product. According to the IMS Institute for Healthcare Informatics, or IMS, the 2012 global biologics market represented over $160 billion in sales with virtually the entire market comprised of branded innovator products. According to IMS data, the market for global biosimilars grew to $2.4 billion in 2012, representing a compound annual growth rate of 34% since 2007, compared to a rate of 9% over the same period for innovative biologics. We expect the biologics market to shift toward biosimilars over the coming years, much like generic small molecule drugs which now account for an estimated 80% of the dispensed prescription small molecule drug market in the United States. Currently, few biologics are off-patent, however, in 2015, approximately $24 billion of aggregate estimated product sales from 2013 will lose patent protection worldwide. This number will increase every year as several large market biologic products lose patent protection. By 2020, we estimate approximately $45 billion of aggregate 2010 product sales will have become available globally, representing 47 products where intellectual property rights will have expired.

The market opportunities for our two most advanced product candidates are substantial. Lucentis achieved approximately $4.3 billion in global product sales in 2013. By the second quarter of 2018, markets with 2013 Lucentis sales of approximately $530 million will lose patent protection, and become available to PF582. Additionally, by the second quarter of 2020, markets with an additional $2.0 billion in 2013 sales will lose patent protection and become available for biosimilars, and after January 2022 markets with an additional $1.7 billion in 2013 sales will also lose patent protection. Betaseron achieved over $1.4 billion in product sales in 2013. Interferon beta-1b product sales in markets where no intellectual property barriers exist total in excess of $52 million in 2013 with other territories representing the balance of product sales becoming available between 2017 and 2021.

Pfēnex Expression Technology®

The development of proteins, such as biosimilars, requires several competencies which represent both challenges and barriers to companies interested in entering the market with biosimilar products. Due to their inherent complexity, proteins require the use of living organisms for efficient production at a large scale. Traditional techniques for protein production employ a trial and error approach to production organism, or strain, selection and process optimization, which is inherently inefficient and typically produces suboptimal results. This historically inefficient process adds significant time to market and results in the high cost of goods typical of biologic therapeutics. Our patented Pfēnex Expression Technology® offers advantages over other methods for producing proteins. The platform is based on automated high-throughput screening of large libraries of novel, genetically engineered Pseudomonas fluorescens bacterial expression strains. The libraries contain thousands of expression strains which are constructed from a large inventory of expression vectors, or genetic elements, incorporated into engineered P. fluorescens host strains. We then employ automated, robotically enabled parallel high-throughput screening, incorporating extensive bioanalytical testing, in order to select strains from the library which express the protein of interest at optimal yields, purity and potency. Extensive fermentation scouting on the selected strains allows for the identification of a final production strain with further improvements in the yield of the active therapeutic protein.

Our technology was originated at Mycogen Corporation and further developed at The Dow Chemical Company, or Dow, collectively over a period of 20 years, and was assigned to us as part of our 2009 spinout from Dow to form the basis of our company. Mycogen and Dow used this technology to commercially manufacture, at low cost, a broad range of proteins for industrial applications. We have continued to improve the technology for the specific use as protein therapeutics. Our patented Pfēnex Expression Technology® is capable of identifying a final production strain in approximately nine weeks compared to approximately one year or more in the typical case, if even possible, compared to the traditional trial and error approach. We believe our platform delivers a significant competitive advantage for protein production, including higher accuracy, greater degree of protein purity, speed and lower costs.

Our Strategy

Our strategy is to become a leading protein therapeutics company primarily focused on developing our own biosimilar product candidates utilizing our Pfēnex Expression Technology® and our expertise in bioanalytical characterization and product development. The key elements of our strategy include the following:

•	Developing and obtaining regulatory approval of PF582, and maximizing its commercial potential.

•	Developing and obtaining regulatory approval of PF530, and maximizing its commercial potential.

•	Continuing to develop our pipeline of product candidates and preclinical products under development.

•	Developing vaccine programs primarily with non-dilutive government funding and other third-party grants.

•	Developing a pipeline of next generation biologic products.

Our Competitive Strengths

We believe that we possess a number of capabilities that allow us to successfully overcome the challenges that our competitors have faced in the development of biosimilars, including:

•	An organization and culture focused on biosimilars. The development and commercialization of biosimilars requires a unique focus and skill set to be successful, which we believe we possess. This includes our knowledge and experience working with the biosimilar regulatory pathways and regulatory bodies in various markets and a focus on low-cost biologic manufacturing;

•	Our history of performing protein development and production services for large pharmaceutical clients. We believe that our competitive advantages and expertise in protein characterization and production are rooted in our history. Prior to our internal product development efforts, we performed protein production and process development services for many pharmaceutical companies, including 11 of the top 15 pharmaceutical companies in the world based on 2013 market capitalization, which facilitated our ability to produce protein rapidly and efficiently. To date, our success rate to produce active, soluble protein matching a customer product profile has been 81% for over 100 different client programs that had failed in at least one other production system; and

•	Rapid development and optimization of manufacturing process. Our platform allows us to engineer an optimal protein production strain within nine weeks compared to approximately one year in the typical case through traditional techniques. This accelerated timeline allows us to enter the clinic sooner and at reduced overall costs relative to our competitors. We believe our platform’s established track record of low-cost, high quality manufacturing will allow us to maintain long-term low cost of goods of our product candidates when manufactured at commercial scale.

Management Team

We are managed by a team with significant executive experience at a number of large pharmaceutical companies in the development, manufacturing and commercialization of biologic drugs, including Neupogen, Neulasta, Aranesp, Kepivance, Stemgen and Zevalin. We have developed company-wide knowledge in the key disciplines and areas required for success of our model, including: protein expression, product development and formulation, analytical biochemistry, clinical development, and experience interacting with the Food and Drug Administration, or FDA, and European Medicines Agency, or EMA.

Selected Risk Factors

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. You should read these risks before you invest in our common stock. We may be unable, for many reasons, including those that are beyond our control, to implement our business strategy. These risks include, but are not limited to, the following:

•	We have a limited operating history and expect to generate significant losses for the foreseeable future;

•	We will require substantial additional funds to obtain regulatory approval for and commercialize our two most advanced biosimilar product candidates and any other product candidates;

•	If we fail to obtain approval for our two most advanced biosimilar product candidates or if our two most advanced biosimilar product candidates are not commercially successful, we may have to curtail our product development programs and our business would be materially harmed;

•	If we infringe or are alleged to infringe intellectual property rights of third parties, our business could be harmed;

•	Our product candidates, if approved, will face significant competition from the reference products and from other biosimilars of the reference products;

•	If an improved version of a reference product, such as Lucentis or Betaseron, is developed, or if the market for a reference product significantly declines, sales or potential sales of our biosimilar product candidates may suffer; and

•	We currently have limited marketing capabilities and no sales organization. If we are unable to establish sales and marketing capabilities on our own or through third parties, we will be unable to successfully commercialize PF582, PF530, and our other product candidates, if approved, or generate product revenue.

Corporate Information

We were founded in November 2009 as a Delaware corporation spun out of Dow. Our principal executive offices are located at 10790 Roselle St., San Diego, California 92121 and our telephone number is (858) 352-4400. Our website is www.pfenex.com. The information on, or that can be accessed through, our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. We have included our website address as an inactive textual reference only.

Pfenex™, the Pfenex logo and other trademarks or service marks of Pfenex appearing in this prospectus are the property of Pfenex Inc. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of relief from certain reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	exemption from the auditor attestation requirement on the effectiveness of our internal controls over financial reporting;

•	reduced disclosure about our executive compensation arrangements;

•	no requirements for non-binding advisory votes on executive compensation or golden parachute arrangements; and

•	an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies.

We may take advantage of these provisions for up to five years or such earlier time that we no longer qualify as an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our capital stock held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. For example, we have taken advantage of the reduced reporting requirements with respect to disclosure regarding our executive compensation arrangements, have presented only two years of audited financial statements, have presented reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure, have taken the exemption from auditor attestation on the effectiveness of our internal controls over financial reporting and have elected to take the extended transition period for complying with new or revised accounting standards. To the extent that we take advantage of these reduced burdens, the information that we provide stockholders may be different than you might obtain from other public companies in which you hold equity interests.

THE OFFERING

Common stock offered	8,333,333 shares

Common stock to be outstanding immediately after this offering	19,233,897 shares

Underwriters’ option to purchase additional shares	The underwriters have a thirty-day option to purchase up to 1,250,000 additional shares of common stock as described in “Underwriting.”

Use of proceeds	The net proceeds from the issuance of our common stock in this offering will be approximately $44.2 million, or approximately $51.2 million if the underwriters exercise in full their option to purchase additional shares, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use approximately $40 million to fund our ongoing and planned clinical development of PF582 and the remainder to fund our share of the planned Phase 3 clinical development of PF530. See “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” beginning on page 14 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
NYSE MKT Symbol	“PFNX”

The number of shares of our common stock to be outstanding after this offering is based on 10,900,564 shares of our common stock outstanding as of March 31, 2014, and excludes:

•	(i) 718,155 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2014 with a weighted average exercise price of $0.57 per share, and (ii) 259,223 shares of common stock issuable upon the exercise of stock options granted between March 31, 2014 and the date hereof with a weighted average exercise price of $11.59 per share, and

•	1,711,837 shares of common stock reserved for future grants under our stock-based compensation plans as of the date of this prospectus, consisting of:

•	1,356,219 shares of common stock reserved for future grants under our 2014 Equity Incentive Plan, which became effective immediately prior to the date of this prospectus, and any shares subject to stock options under our 2009 Equity Incentive Plan that expire or otherwise terminate without having been exercised in full and any shares issued pursuant to awards granted under such plan that are forfeited to or repurchased by us, with the maximum number of shares to be added to the 2014 Equity Incentive Plan equal to 961,755 shares;

•	355,618 shares of common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan, which became effective immediately prior to the date of this prospectus; and

•	Any shares of common stock that become available subsequent to this offering under our 2014 Equity Incentive Plan and 2014 Employee Stock Purchase Plan pursuant to the provisions thereof that automatically increase the shares reserved for issuance under such plans each year, as more fully described in “Executive Compensation—Employee Benefit Plans.”

Unless otherwise noted, the information in this prospectus reflects and assumes the following:

•	the conversion of all outstanding shares of our redeemable convertible preferred stock, or our convertible preferred stock, into an aggregate of 8,634,847 shares of common stock immediately prior to the completion of this offering (which assumes the filing of a certificate of amendment to our amended and restated certificate of incorporation to change the conversion ratio of our Series A-1 Preferred Stock to approximately 0.91966 and the conversion ratio of our Series A-2 Preferred Stock to approximately 1.1406);

•	the issuance of 1,217,784 shares of common stock in connection with the payment of all accrued and unpaid dividends through July 28, 2014 upon the conversion of our convertible preferred stock to common stock immediately prior to the completion of this offering, and based on the initial public offering price of $6.00 per share and the offering closing on July 29, 2014;

•	the filing of our amended and restated certificate of incorporation in connection with the completion of this offering;

•	the repurchase of 423,185 shares of our common stock at a purchase price of $0.31 per share in connection with the completion of this offering, pursuant to the amended and restated subscription agreement, dated May 2, 2014, entered into with certain stockholders, including Signet Healthcare Partners Accredited Partnership III, LP and Signet Healthcare Partners QP Partnership III, LP;

•	the forfeiture of an aggregate of 100,000 shares of common stock by members of our management team in connection with the completion of this offering;

•	no exercise of outstanding options; and

•	no exercise of the underwriters’ option to purchase additional shares.

On June 27, 2014, we effected a 2.812-for-1 reverse stock split of our outstanding common and preferred stock. This prospectus gives retroactive effect to the split for all periods presented.

Summary Consolidated Financial and Other Data

The following table sets forth a summary of our consolidated financial and operating data for the periods indicated. The statements of income data for the years ended December 31, 2012 and 2013 and the balance sheet data as of December 31, 2012 and 2013 have been derived from our audited financial statements included elsewhere in this prospectus. The statements of income data for the three months ended March 31, 2013 and 2014 and the balance sheet data as of March 31, 2014 have been derived from unaudited interim financial statements included elsewhere in this prospectus.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. This information should be read in conjunction with “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
	(in thousands except for share data)
Revenue	$11,294	$11,914	$3,385	$2,558
Expenses:
Cost of revenue(1)	7,253	6,423	2,029	1,908
Selling, general and administrative	6,876	6,698	1,783	1,495
Research and development(1)	1,792	5,490	780	678

Total expense	15,921	18,611	4,592	4,081

Loss from operations	(4,627)	(6,697)	(1,207)	(1,523)
Other expense, net	(7)	(36)	(1)	(18)

Loss before income taxes	(4,634)	(6,733)	(1,208)	(1,541)
Income tax benefit	2,041	2,671	482	(1)

Net loss	$(2,593)	$(4,062)	$(726)	$(1,542)

Effective preferred stock dividends(2)	$(1,589)	$(1,695)	$(408)	$(435)
Net loss attributable to common stockholders	$(4,182)	$(5,757)	$(1,134)	$(1,977)
Basic and diluted net loss per share attributable to common stockholders(3,4)	$(2.84)	$(3.76)	$(0.76)	$(1.28)
Basic and diluted weighted-average shares used to compute net loss per share attributable to common stockholders	1,474	1,531	1,497	1,548

Pro forma net loss per share - basic and diluted (unaudited)(3,4)		$(0.37)		$(0.14)
Pro forma weighted-average common shares outstanding - basic and diluted (unaudited)		10,860		10,877

(1)	Please refer to Note 1 of our consolidated financial statements for an explanation of the method used to recognize cost of revenue and research and development expense.
(2)	The holders of our convertible preferred stock are entitled to cumulative dividends prior and in preference to our common stock. Because the holders of our convertible preferred stock are entitled to participate in dividends, net loss attributable to common stockholders is equal to net loss adjusted for convertible preferred stock dividends for the period. Immediately upon the closing of this offering, all outstanding shares of our redeemable convertible preferred stock, or our convertible preferred stock, will be automatically converted into an aggregate of 8,634,847 shares of common stock and these holders will not be entitled to the cumulative dividends. See Note 16 to our financial statements for a description of the method used to compute basic and diluted net loss per share attributable to common stockholders and for a description of convertible preferred stock, respectively. Please refer to Note 10 of our consolidated financial statements for an explanation of the cumulative preferred stock dividends.
(3)	Please refer to Note 16 of our consolidated financial statements for an explanation of the method used to calculate pro forma net loss per share – basic and diluted.
(4)	All share, per-share and related information have been retroactively adjusted, where applicable, to reflect the impact of a 2.812-for-1 reverse stock split, which was effected on June 27, 2014.

Other Financial Data

	At December 31,		At March 31, 2014
	2012	2013
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents and short-term investments	$9,966	$5,204	$5,135
Accounts and unbilled receivables, net	2,703	3,461	2,100
Inventory	754	26	21
Restricted cash	1,501	4,029	4,030
Property and equipment, net	2,681	2,329	2,215
Goodwill and intangibles	13,001	12,470	12,338
Other	2,326	4,294	4,432

Total assets	$32,932	$31,813	$30,271

Debt-free current liabilities	$3,199	$4,757	$4,730
Deferred revenue	2,342	1,253	1,263
Debt	1,140	3,590	3,590
Other noncurrent liabilities	3,611	3,484	3,484

Total liabilities	10,292	13,084	13,067
Redeemable convertible preferred stock	42,500	113,180	108,180
Stockholders’ deficit	(19,860)	(94,451)	(90,976)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$32,932	$31,813	$30,271

RISK FACTORS

Investing in our common stock involves a high degree of risk. These risks include, but are not limited to, those described below, each of which may be relevant to decisions regarding an investment in or ownership of our stock. You should carefully consider the risks described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before investing in our common stock. The realization of any of these risks could have a significant adverse effect on our reputation, business, financial condition, results of operations, growth, and ability to accomplish our strategic objectives. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Relating to our Financial Condition and Need for Additional Capital

We have a limited operating history and expect to generate significant losses for the foreseeable future. If we do not generate significant revenue, we will not be profitable.

With the exception of one year, we have incurred annual net operating losses since inception, and to date have generated only limited revenue from government contracts, service agreements, collaboration agreements, and reagent protein product sales. We have recorded net losses of $2.6 million, $4.1 million, $0.7 million and $1.5 million in 2012 and 2013 and the three months ended March 31, 2013 and 2014, respectively, and had an accumulated deficit of $91.0 million and had net working capital of $5.7 million as of March 31, 2014. We have funded our operations primarily through the sale and issuance of convertible preferred stock, our credit facility, and revenue from government contracts, service agreements, collaboration agreements and reagent protein product sales. As of March 31, 2014, we had capital resources consisting of cash and cash equivalents of $5.1 million.

As we continue to develop and invest more resources into the development and commercialization of our biosimilar product candidates, we expect that our expenses will increase substantially, and that our net operating losses will increase over the next several years. To become profitable, we must successfully develop and obtain regulatory approval for our product candidates, and effectively manufacture and commercialize the product candidates we develop. We may never succeed in these activities and therefore may never generate revenue that is significant or large enough to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable could depress the market price of our common stock and could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations.

We will require substantial additional funds to obtain regulatory approval for and commercialize our two most advanced biosimilar product candidates and any future product candidates and, if additional capital is not available, we may need to limit, scale back or cease our operations.

Since our inception, most of our resources have been dedicated to the preclinical and clinical development of our two most advanced biosimilar product candidates, PF582 and PF530. In the near term, upon commencement of our Phase 3 trial for PF582 and Phase 1 trial for PF530, we will incur substantial costs associated with these trials. We believe that we will continue to expend substantial resources for the foreseeable future for the preclinical and clinical development of our current product pipeline, and the development of any other indications and product candidates we may choose to pursue. These expenditures will include costs associated with research and development, conducting preclinical studies and clinical trials, and manufacturing and supply as well as marketing and selling any products approved for sale. In addition, other unanticipated costs may arise. Because the outcome of any clinical trial is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of PF582, PF530, and our pipeline of other product candidates and preclinical products under development.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, availability under our existing credit facilities, and any revenue from our government contracts, service agreements, collaboration agreements, and reagent protein product sales will allow us to fund our operating plan through at least the next 18 to 24 months. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. Our future capital requirements may vary depending on the following:

•	the continued progress in our research and development programs, including completion of our preclinical studies and clinical trials;

•	the time and costs involved in obtaining regulatory approvals;

•	the cost of manufacturing and commercialization activities, if any;

•	the cost of litigation, including potential patent litigation with innovator companies or others who may hold patents; and

•	the potential acquisition and in-licensing of other technologies, products or assets.

If we seek additional funding in the future, additional funds may not be available to us on acceptable terms or at all. We may seek to raise additional funds through equity, equity-linked or debt financings. If we raise additional funds through the incurrence of indebtedness, such indebtedness would have rights that are senior to holders of our equity securities and could contain covenants that restrict our operations. Any additional equity financing may be dilutive to our stockholders. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail the advancement of one or more of our product candidates. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies or product candidates which we would otherwise pursue on our own.

Our quarterly operating results may fluctuate significantly.

We expect our operating results to be subject to quarterly fluctuations. Our net loss and other operating results will be affected by numerous factors, including:

•	variations in the level of expenses related to our PF582 and PF530 development programs;

•	addition or termination of clinical trials;

•	any intellectual property infringement lawsuit in which we may become involved;

•	regulatory developments affecting any of our products; and

•	our execution of any service, collaborative, licensing or similar arrangements, and the timing of payments we may make or receive under these arrangements.

If our quarterly operating results fall below the expectations of investors or securities analysts, the market price of our common stock could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the market price of our stock to fluctuate substantially.

Risks Relating to our Business and our Industry

If an improved version of a reference product, such as Lucentis or Betaseron, is developed, or if the market for a reference product significantly declines, sales or potential sales of our biosimilar product candidates may suffer.

Innovator companies may develop improved versions of a reference product as part of a life cycle extension strategy, and may obtain approval of the improved version under a supplemental biologics license application. Should the innovator company succeed in obtaining an approval of an improved product, it may capture a significant share of the collective reference product market and significantly reduce the market for the reference product and thereby the potential size of the market for our biosimilar product candidates. In addition, the improved product may be protected by additional patent rights.

Additionally, competition in the pharmaceutical market is intense. Reference products face competition on numerous fronts as technological advances are made that may offer patients a more convenient form of administration or increased efficacy, or as new products are introduced. As new products are approved that compete with the reference product to our biosimilar product candidates, such as Lucentis or Betaseron, sales of the reference products may be significantly and adversely impacted and may render the reference product obsolete. If the market for the reference product is impacted, we in turn may lose significant market share or market potential for our products and product candidates. As a result, the value of our product pipeline could be negatively impacted and our business, prospects and financial condition could suffer.

Our product candidates, if approved, will face significant competition from the reference products and from other biosimilars of the reference products. Our failure to effectively compete may prevent us from achieving significant market penetration and expansion.

We expect to enter highly competitive pharmaceutical markets. Successful competitors in the pharmaceutical market have the ability to effectively discover, obtain patents, develop, test and obtain regulatory approvals for products, as well as the ability to effectively commercialize, market and promote approved products, including communicating the effectiveness, safety and value of products to consumers and medical professionals. Numerous companies, universities, and other research institutions are engaged in developing, patenting, manufacturing and marketing of products competitive with those that we are developing. Many of these potential competitors, such as Bayer AG, Novartis AG and F. Hoffmann-La Roche Ltd., are large, experienced companies that enjoy significant competitive advantages, such as substantially greater financial, research and development, manufacturing, personnel and marketing resources. These companies also maintain greater brand recognition and more experience and expertise in undertaking preclinical testing and clinical trials of product candidates, and obtaining FDA and other regulatory approvals of products.

In addition, our biosimilar products may face competition from companies that develop and commercialize biosimilars that compete directly with our products. See “Risks Related to Government Regulation-If other biosimilars of Lucentis or Betaseron are approved and successfully commercialized before PF582 or PF530, our business could suffer.”

Use of our product candidates could be associated with side effects or adverse events.

As with most pharmaceutical products, use of our product candidates could be associated with side effects or adverse events which can vary in severity (from minor reactions to death) and frequency (infrequent or prevalent). Side effects or adverse events associated with the use of our product candidates may be observed at any time, including in clinical trials or when a product is commercialized, and any such side effects or adverse events may negatively affect our ability to obtain regulatory approval or market our product candidates. Side effects such as toxicity or other safety issues associated with the use of our product candidates could require us or our collaboration partners to perform additional studies or halt development or sale of these product candidates or expose us to product liability lawsuits which will harm our business. We may be required by regulatory agencies to conduct additional animal or human studies regarding the safety and efficacy of our product candidates which we have not planned or anticipated. There can be no assurance that we will resolve any issues related to any product-related adverse events to the satisfaction of the FDA or any regulatory agency in a timely manner or ever, which could harm our business, prospects and financial condition.

In addition, if we are successful in commercializing PF582 and PF530 or any other product candidates the, Food and Drug Administration, or FDA, European Medicines Agency, or EMA, European Economic Area

Competent Authorities, or EEA Competent Authorities, and other foreign regulatory agency regulations require that we report certain information about adverse medical events if those products may have caused or contributed to those adverse events. The timing of our obligation to report would be triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events we become aware of within the prescribed timeframe. We may also fail to appreciate that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of our products. If we fail to comply with our reporting obligations, the FDA, the EMA, EEA Competent Authorities, or other foreign regulatory agencies could take action including criminal prosecution, the imposition of civil monetary penalties, seizure of our products, or delay in approval or clearance of future products.

If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop PF582, PF530, or any future product candidates, conduct our clinical trials and commercialize PF582, PF530, or any future product candidates we develop.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel. We believe that our future success is highly dependent upon the contributions of our senior management, particularly our Chief Executive Officer, Chief Financial Officer and Chief Business Officer, as well as our senior scientists and other members of our senior management team. Upon completion of the offering, employment agreements with each of our Chief Executive Officer, Chief Financial Officer, Chief Business Officer, and other senior executives, as well as our offer letters with our senior scientists, will all provide for “at-will” employment. The loss of services of any of these individuals could delay or prevent the successful development of our product pipeline, completion of our planned clinical trials or the commercialization of PF582, PF530, or any future products we develop.

Although we have not historically experienced significant difficulties attracting and retaining qualified employees, we could experience such problems in the future. For example, competition for qualified personnel in the biotechnology and pharmaceuticals industry is intense due to the limited number of individuals who possess the skills and experience required. We will need to hire additional personnel as we expand our clinical development and commercial activities. We may not be able to attract and retain quality personnel on acceptable terms, or at all, which may cause our business and operating results to suffer.

We currently rely on a limited number of collaboration partners for a substantial portion of our revenue. The loss of or a change in any significant collaboration partner, including its credit worthiness, could materially reduce our revenue and adversely impact our financial position.

Two collaboration partners accounted for more than 10% of our revenue in both 2012 and 2013. In 2013 the Biomedical Advanced Research and Development Authority, or BARDA, accounted for approximately 35% of our revenue, and Leidos accounted for approximately 18% of our revenue. During 2012, BARDA accounted for approximately 33% of our revenue, and Leidos accounted for approximately 19% of our revenue. Additionally, one entity accounted for more than 10% of our revenue in 2012 and another entity accounted for more than 10% of our revenue in 2013; and however, those entities have terminated their agreements with us or were the result of one-time transactions which are not expected to provide significant revenue going forward.

The loss of any key collaboration partner or any significant adverse change in the size or terms of a contract with a key collaboration partner could significantly reduce our revenue over the short term. Moreover, having our revenue concentrated among a limited number of entities creates a concentration of financial risk for us, and in the event that any significant collaboration partner is unable to fulfill its payment obligations to us, our operating results and cash position would suffer.

We currently have limited marketing capabilities and no sales organization. If we are unable to establish sales and marketing capabilities on our own or through third parties, we will be unable to successfully commercialize PF582, PF530, and our other product candidates, if approved, or generate product revenue.

We currently have limited sales and marketing capabilities. To commercialize PF582, PF530, and any other future product candidates, if approved, in the United States, Europe and other jurisdictions we seek to enter, we must build our marketing, sales, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so. If PF582 receives regulatory approval, we expect to market PF582 in North America and Europe with our own internal sales and marketing capabilities and expect to selectively consider collaboration arrangements in situations in which the collaborator has particular expertise or resources for the commercialization of PF582 products in particular markets. We have no prior experience in the marketing, sale and distribution of pharmaceutical products and there are significant risks involved in building and managing a sales organization, including our ability to hire, retain and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales and marketing or third party distribution capabilities would adversely impact the commercialization of our products. We may choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force or in lieu of our own sales force. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize our product candidates. If we are not successful in commercializing our product candidates, either on our own or through collaborations with one or more third parties, our future product revenue will suffer and we would incur significant additional losses.

We enter into various contracts in the normal course of our business that periodically incorporate provisions whereby we indemnify the other party to the contract. In the event we would have to perform under these indemnification provisions, it could have a material adverse effect on our business, financial position and results of operations.

In the normal course of business, we periodically enter into academic, commercial and consulting agreements that contain indemnification provisions. With respect to our academic agreements, we may be required to indemnify the institution and related parties from losses arising from claims relating to the products, processes or services made, used, sold or performed pursuant to the agreements for which we have secured licenses, and from claims arising from our or our sublicensees’ exercise of rights under the agreement. With respect to commercial agreements entered into with our protein production customers, we typically provide indemnification for claims from third parties arising out of any potential intellectual property infringement associated with our Pfēnex Expression Technology® in the course of performing our services. With respect to our commercial agreements, the bulk of which are with contract manufacturers, we indemnify our vendors from third-party product liability claims which result from the production, use or consumption of the product, as well as for certain alleged infringements of any patent or other intellectual property right by a third party. With respect to consultants, we indemnify them from claims arising from the good faith performance of their services. In all of the above cases, we do not indemnify the parties for claims resulting from the negligence or willful misconduct of the indemnified party.

We maintain insurance coverage which we believe will limit our obligations under these indemnification provisions. However, should our obligation under an indemnification provision exceed applicable insurance coverage or if we were denied insurance coverage, our business, financial position and results of operations could be adversely affected and the market value of our common stock could decline.

We may have difficulty managing our growth and expanding our operations successfully.

As we advance our product candidates through the development process, we will need to expand our development, regulatory, manufacturing, quality, sales and marketing capabilities or contract with other organizations to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with various collaborative partners, suppliers and other organizations.

As of March 31, 2014, we had 25 full-time employees. Our management and personnel, systems and facilities currently in place may not be adequate to support this future growth. Therefore, we will need to continue to expand our managerial, operational, finance and other resources to manage our operations and clinical trials, continue our development activities and commercialize our product candidates, if approved. In order to effectively execute our growth strategy, we will be required to:

•	manage our clinical trials effectively;

•	identify, recruit, retain, incentivize and integrate additional employees;

•	manage our internal development efforts effectively while carrying out our contractual obligations to third parties; and

•	continue to improve our operational, financial and management controls, reporting systems and procedures.

Due to our limited financial resources and our limited experience in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. In addition, this expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our development and strategic objectives, or disrupt our operations, which could materially impact our business, revenue, and operating results.

The U.S. government holds certain intellectual property rights related to our Anthrax vaccine, Px563L and Malaria vaccine, Px533.

Although we have intellectual property related to expression of recombinant Protective Antigen in P. fluorescens, the U.S. government holds certain patents related to recombinant Protective Antigen, as well as certain rights to intellectual property related to other Px563L components such as adjuvants used to produce the final vaccine. We have rights to utilize this intellectual property held by the U.S. government by virtue of the fact that the development of our anthrax vaccine, Px563L, is funded by the Biomedical Advanced Research and Development Authority, or BARDA, within the Office of the Assistant Secretary for Preparedness and Response in the U.S. Department of Health and Human Services. In addition, the U.S. government holds certain intellectual property rights related to products developed under contracts (including “march-in” rights) with the U.S. government, which if exercised could materially impact our business, revenue and operating results with respect to Px563L and/or Px533.

Our contracts with the U.S. government, and our subcontracts with U.S. government contractors, require ongoing funding decisions by the U.S. government; reduced or discontinued funding of these contracts could cause our financial condition and operating results to suffer materially. Additionally, the amount we are paid under our government contract is based on negotiated rates for the time, resources and expenses required for us to perform the contract. If our actual costs exceed the negotiated rates, we may not be able to earn an adequate return or may incur a loss under the contract.

Development of our anthrax vaccine, Px563L, is funded by BARDA, and the development of our malaria vaccine, Px533, is funded by NIAID. The funding for government programs is subject to Congressional appropriations, often made on a fiscal year basis, even for programs designed to continue for several years. These appropriations can be subject to political considerations and stringent budgetary constraints. Additionally, our government-funded development contracts give the U.S. government the right, exercisable in its sole discretion, to extend this contract for successive option periods following a base period of performance. The value of the services to be performed during these option periods may constitute the majority of the total value of the underlying contract. If levels of government expenditures and authorizations for biodefense decrease or shift to programs in areas where we do not offer products or are not developing product candidates, or if the U.S. government otherwise declines to exercise its options under its contracts with us, our business, revenue and operating results would suffer.

Our current contracts with BARDA and NIAID are cost plus fixed-fee contracts and potential future contracts with the U.S. government may also be structured this way. Under our cost plus fixed-fee contract, we are allowed to recover our approved costs plus a fixed fee. The total price on a cost plus contract is based primarily on allowable costs incurred, but generally is subject to contract funding limitations. U.S. government regulations require us to notify our customer of any cost overruns or underruns on a cost plus contract. If we incur costs in excess of the funding limitation specified in the contract, we may not be able to recover those cost overruns.

Moreover, changes in U.S. government contracting policies could directly affect our financial performance. Factors that could materially adversely affect our U.S. government contracting business include:

•	budgetary constraints affecting U.S. government spending generally, or specific departments or agencies in particular;

•	changes in U.S. government fiscal policies or available funding;

•	changes in U.S. government defense and homeland security priorities;

•	changes in U.S. government programs or requirements;

•	U.S. government curtailment of its use of technology services firms;

•	adoption of new laws or regulations;

•	technological developments;

•	U.S. government shutdowns, threatened shutdowns or budget delays;

•	competition and consolidation in our industry; and

•	general economic conditions.

These or other factors could cause U.S. government departments or agencies to reduce their development funding or future purchases under contracts, to exercise their right to terminate contracts or fail to exercise their options to extend our contracts, any of which could have a material adverse effect on our business, financial condition, operating results and ability to meet our financial obligations.

Unfavorable provisions in government contracts, some of which are customary, may subject our business to material limitations, restrictions and uncertainties and may have a material adverse impact on our financial condition and operating results.

Government contracts contain provisions that give the U.S. government substantial rights and remedies, many of which are not typically found in commercial contracts, including provisions that allow the U.S. government to:

•	terminate existing contracts, in whole or in part, for any reason or no reason;

•	unilaterally reduce or modify the government’s obligations under such contracts or subcontracts, without the contractor’s consent, including by imposing equitable price adjustments;

•	audit contract-related costs and fees, including allocated indirect costs;

•	claim rights, including intellectual property rights, in products and data developed under such agreements;

•	suspend the contractor from receiving new contracts pending resolution of alleged violations of procurement laws or regulations;

•	impose U.S. manufacturing requirements for products that embody inventions conceived or first reduced to practice under such contracts;

•	suspend or debar the contractor from doing future business with the government;

•	decline to exercise an option to renew a contract;

•	exercise an option to purchase only the minimum amount, if any, specified in a contract;

•	decline to exercise an option to purchase the maximum amount, if any, specified in a contract;

•	claim rights to facilities or to products, including intellectual property, developed under the contract;

•	require repayment of contract funds spent on construction of facilities in the event of contract default;

•	take actions that result in a longer development timeline than expected;

•	change the course of a development program in a manner that differs from the contract’s original terms or from our desired development plan, including decisions regarding our partners in the program;

•	pursue civil or criminal remedies under the False Claims Act, or FCA, and False Statements Act; and

•	control or prohibit the export of products.

We may not have the right to prohibit the U.S. government from using certain technologies developed by us, and we may not be able to prohibit third party companies, including our competitors, from using those technologies in providing products and services to the U.S. government. The U.S. government generally takes the position that it has the right to royalty-free use of technologies that are developed under U.S. government contracts.

Generally, government contracts, including our contracts with BARDA and NIAID for the development of Px563L, contain provisions permitting unilateral termination or modification, in whole or in part, at the U.S. government’s convenience. Under general principles of government contracting law, if the U.S. government terminates a contract for convenience, the government contractor may recover only its incurred or committed costs, settlement expenses and profit on work completed prior to the termination. If the U.S. government terminates a contract for default, the government contractor is entitled to recover costs incurred and associated profits on accepted items only and may be liable for excess costs incurred by the government in procuring undelivered items from another source.

In addition, government contracts normally contain additional requirements that may increase our costs of doing business, reduce our profits, and expose us to liability for failure to comply with these terms and conditions. These requirements include, for example:

•	specialized accounting systems unique to government contracts;

•	mandatory financial audits and potential liability for price adjustments or recoupment of government funds after such funds have been spent;

•	public disclosures of certain contract information, which may enable competitors to gain insights into our research program;

•	mandatory internal control systems and policies; and

•	mandatory socioeconomic compliance requirements, including labor standards, non-discrimination and affirmative action programs and environmental compliance requirements.

If we fail to maintain compliance with these requirements, we may be subject to potential contract or FCA liability and to termination of our contracts.

Our business is subject to audit by the U.S. government and a negative audit could adversely affect our business.

U.S. government agencies such as the Department of Health and Human Services, or HHS, and the Defense Contract Audit Agency, or the DCAA, routinely audit and investigate government contractors and recipients of Federal grants. These agencies review a contractor’s performance under its contracts, cost structure and compliance with applicable laws, regulations and standards.

The HHS and the DCAA also review the adequacy of, and a contractor’s compliance with, its internal control systems and policies, including the contractor’s purchasing, property, estimating, compensation and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed, while such costs already reimbursed must be refunded. If an audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including:

•	termination of contracts;

•	forfeiture of profits;

•	suspension of payments;

•	fines; and

•	suspension or prohibition from conducting business with the U.S. government.

In addition, we could suffer serious reputational harm if allegations of impropriety were made against us, which could cause our stock price to decrease.

The United States government’s determination to award a future contract or contract option may be challenged by an interested party, such as another bidder, at the United States Government Accountability Office, or the GAO, or in federal court. If such a challenge is successful, our government contracts or any future contract we may be awarded may be terminated.

The laws and regulations governing the procurement of goods and services by the U.S. government provide procedures by which other bidders and interested parties may challenge the award of a government contract. If we are awarded a government contract, such challenges or protests could be filed even if there are not any valid legal grounds on which to base the protest. If any such protests are filed, the government agency may decide to suspend our performance under the contract while such protests are being considered by the GAO or the applicable federal court, thus potentially delaying delivery of payment. In addition, we could be forced to expend considerable funds to defend any potential award. If a protest is successful, the government may be ordered to terminate any one or more of our contracts and reselect bids. The government agencies with which we have contracts could even be directed to award a potential contract to one of the other bidders.

Laws and regulations affecting government contracts make it more costly and difficult for us to successfully conduct our business.

We must comply with numerous laws and regulations relating to the formation, administration and performance of government contracts, which can make it more difficult for us to retain our rights under our government contracts, including our contracts with BARDA and NIAID. These laws and regulations affect how we conduct business with government agencies. Among the most significant government contracting regulations that affect our business are:

•	the Federal Acquisition Regulations, or FAR, and agency-specific regulations supplemental to the FAR, which comprehensively regulate the procurement, formation, administration and performance of government contracts;

•	business ethics and public integrity obligations, which govern conflicts of interest and the hiring of former government employees, restrict the granting of gratuities and funding of lobbying activities and include other requirements such as the Anti-Kickback Statute and Foreign Corrupt Practices Act;

•	export and import control laws and regulations; and

•	laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

Any changes in applicable laws and regulations could restrict our ability to maintain our existing BARDA and NIAID contracts and obtain new contracts, which could limit our ability to conduct our business and materially adversely affect our results of operations.

Agreements with government agencies may lead to claims against us under the Federal False Claims Act, and these claims could result in substantial fines and other penalties.

The biopharmaceutical industry is, and in recent years has been, under heightened scrutiny as the subject of government investigations and enforcement actions. Our government contracts are subject to substantial financial penalties under the Federal Civil Monetary Penalties Act and the FCA. Under the FCA’s “whistleblower” provisions, private enforcement of fraud claims against businesses on behalf of the U.S. government has increased due in part to amendments to the FCA that encourage private individuals to sue on behalf of the government. These whistleblower suits, known as qui tam actions, may be filed by private individuals, including present and former employees. The FCA statute provides for treble damages and up to

$11,000 per false claim. If our operations are found to be in violation of any of these laws, or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs, and the curtailment or restructuring of our operations. Any penalties, damages, fines, exclusions, curtailment, or restructuring of our operations could adversely affect our ability to operate our business and our financial results.

We may need to enter into alliances with other companies that can provide capabilities and funds for the development and commercialization of our product candidates. If we are unsuccessful in forming or maintaining these alliances on favorable terms, our business could be adversely affected.

Because we have limited or no capabilities for late-stage product development, manufacturing, sales, marketing and distribution, we may need to enter into alliances with other companies. For example, we have entered into an agreement with Strides Arcolab, pursuant to which we will transfer the development, manufacture and commercialization of certain of our biosimilar product candidates to a joint venture company jointly owned by us and Strides Arcolab upon completion of Phase 1 trials. In the future, we may also form alliances with major pharmaceutical companies to jointly develop specific product candidates and to jointly commercialize them if they are approved. In such alliances, we would expect our collaboration partners to provide substantial capabilities in clinical development, manufacturing, regulatory affairs, sales and marketing. We may not be successful in entering into any such alliances. Even if we do succeed in securing such alliances, we may not be able to maintain them if, for example, development or approval of a product candidate is delayed or sales of an approved product are disappointing. If we are unable to secure or maintain such alliances we may not have the capabilities necessary to continue or complete development of our product candidates and bring them to market, which may have an adverse effect on our business.

In addition to product development and commercialization capabilities, we may depend on our alliances with other companies to provide substantial additional funding for development and potential commercialization of our product candidates. We may not be able to obtain funding on favorable terms from these alliances, and if we are not successful in doing so, we may not have sufficient funds to develop a particular product candidate internally, or to bring product candidates to market. Failure to bring our product candidates to market will prevent us from generating sales revenue, and this may substantially harm our business. Furthermore, any delay in entering into these alliances could delay the development and commercialization of our product candidates and reduce their competitiveness even if they reach the market. As a result, our business and operating results may be adversely affected.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of any future products we develop.

We face a risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we commercialize any products. For example, we may incur liability if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for PF582, PF530, or any future product candidates or products we develop;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants or cancellation of clinical trials;

•	costs to defend the related litigation;

•	a diversion of management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	regulatory investigations, product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue; and

•	the inability to commercialize any products we develop.

Our inability to obtain and maintain sufficient product liability insurance at an acceptable cost and scope of coverage to protect against potential product liability claims could impact the commercialization of PF582, PF530, and any future products we develop. We currently carry product liability insurance covering our clinical trials in the amount of $5.0 million in the aggregate. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions and deductibles, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Moreover, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses. If and when we obtain approval for marketing PF582, PF530 or any other product candidates, we intend to expand our insurance coverage to include the sale of such products; however, we may be unable to obtain this liability insurance on commercially reasonable terms.

Our employees, independent contractors, principal investigators, CROs, consultants and collaborators may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

We are exposed to the risk that our employees, independent contractors, principal investigators, third-party clinical research organizations, or CROs, consultants and collaborators may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or unauthorized activities that violate: (1) regulations of the FDA and comparable foreign authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities; (2) manufacturing standards; (3) federal and state healthcare fraud and abuse laws and regulations; or (4) laws that require the reporting of true and accurate financial information and data. In particular, sales, marketing and business arrangements in healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. These activities also include the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a Code of Business Conduct and Ethics, but it is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Our business involves the use of hazardous materials and we and our third party manufacturers and suppliers must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

Our research and development and manufacturing activities and our third party manufacturers’ and suppliers’ activities involve the controlled storage, use and disposal of hazardous materials owned by us, including small quantities of acetonitrile, methanol, ethanol, ethidium bromide and compressed gasses, and other hazardous compounds. We and our manufacturers and suppliers are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. In some cases, these hazardous materials and various wastes resulting from their use are stored at our and our manufacturers’ facilities pending their use and disposal. We cannot eliminate the risk of contamination, which could cause an interruption of our commercialization efforts, research and development efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. Although we believe that the safety procedures utilized by us and our third party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, we cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources and state or federal or other applicable authorities may curtail our use of certain materials and interrupt our business operations.

We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, and the handling of biohazardous materials. Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of these materials, this insurance may not provide adequate coverage against potential liabilities. For claims not covered by workers’ compensation insurance, we also maintain an employer’s liability insurance policy in the amount of $1.0 million per occurrence and in the aggregate. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us.

Environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance. Any inability to comply with environmental laws and regulations may adversely affect our business and operating results.

Risks Relating to our Reliance on Third Parties

We rely on CROs to conduct and oversee our planned clinical trials for our two most advanced biosimilar product candidates and other clinical trials for product candidates we are developing or may develop in the future. If our CROs do not successfully carry out their contractual duties, meet expected deadlines, or otherwise conduct the trials as required or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates when expected or at all, and our business could be substantially harmed.

We plan to enter into an agreement with a CRO for our planned Phase 3 trial of PF582. We also will continue to rely upon medical institutions, clinical investigators and contract laboratories to conduct our trials in accordance with our clinical protocols and in accordance with applicable legal and regulatory requirements. These third parties play a significant role in the conduct of these trials and the subsequent collection and analysis of data from the clinical trials. These third parties are not our employees, and except for remedies available to us under our agreements with such third parties, there is no guarantee that any such third party will devote adequate time and resources to our clinical trial. If our CRO or any other third parties upon which we rely for administration and conduct of our clinical trials do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements, or for other reasons, or if they otherwise perform in a substandard manner, our clinical trials may be extended, delayed, suspended or terminated, and we may not be able to complete development of, obtain regulatory approval for, or successfully commercialize our product candidates. We plan to rely heavily on these third parties for the execution of our planned Phase 3 trial for PF582 and other clinical trials for products we are developing or may develop in the future, and will control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on our CRO does not relieve us of our regulatory responsibilities.

We and our CRO are required to comply with Good Clinical Practice, or GCP, which are regulations and guidelines enforced by regulatory authorities around the world for products in clinical development. Regulatory authorities enforce these GCP regulations through periodic inspections of clinical trial sponsors, principal investigators and clinical trial sites. If we or our CRO fail to comply with applicable GCP regulations, the clinical data generated in our clinical trials may be deemed unreliable and our submission of marketing applications may be delayed or the regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure that, upon inspection, a regulatory authority will determine that any of our clinical trials comply or complied with applicable GCP regulations. In addition, our clinical trials must be conducted with product produced under current Good Manufacturing Practices, or cGMP, regulations, which are enforced by regulatory authorities. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be implicated if our CRO violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Phase 3 trials, such as the trial planned for PF582, require a substantial number of patients that can allow statistically significant results. Delays in site initiation or unexpectedly low patient enrollment rates may delay the results of the clinical trial. CROs may also generate higher costs than anticipated. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase, and our ability to generate revenue could be delayed. Further, if our relationship with our CRO is terminated, we may be unable to enter into arrangements with an alternative CRO on commercially reasonable terms, or at all. Switching or adding CROs can involve substantial cost and require extensive management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays may occur, which can materially impact our ability to meet our desired clinical development timelines. Although we carefully manage our relationship with our CROs, there can be no assurance that we will not encounter such challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, prospects, financial condition or results of operations.

We rely on third parties, and in some cases a single third-party, to manufacture nonclinical and clinical supplies of our product candidates and to store critical components of our product candidates for us. Our business could be harmed if those third parties fail to provide us with sufficient quantities of product candidates, or fail to do so at acceptable quality levels or prices.

We do not currently have the infrastructure or capability internally to manufacture supplies of our product candidates for use in our nonclinical and clinical studies, and we lack the resources and the capability to manufacture any of our product candidates on a clinical or commercial scale. We rely on third party manufacturers, including our collaboration partner, Strides Arcolab, to manufacture and supply us with our product candidates for our preclinical and clinical studies. Successfully transferring complicated manufacturing techniques to contract manufacturing organizations and scaling up these techniques for commercial quantities will be time consuming and we may not be able to achieve such transfer. Moreover, the market for contract manufacturing services for protein therapeutics is highly cyclical, with periods of relatively abundant capacity alternating with periods in which there is little available capacity. If our need for contract manufacturing services increases during a period of industry-wide production capacity shortage, we may not be able to produce our product candidates on a timely basis or on commercially viable terms. Although we generally do not begin a clinical study unless we believe we have a sufficient supply of a product candidate to complete such study, any significant delay or discontinuation in the supply of a product candidate for an ongoing clinical study due to the need to replace a third-party manufacturer could considerably delay completion of our clinical studies, product testing, and potential regulatory approval of our product candidates, which could harm our business and results of operations.

Reliance on third party manufacturers entails additional risks, including reliance on the third party for regulatory compliance and quality assurance, the possible breach of the manufacturing agreement by the third party, and the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us. In addition, third party manufacturers may not be able to comply with cGMP, or similar regulatory requirements outside the United States. Our failure, or the failure of our third party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates or any other product candidates or products that we may develop. Any failure or refusal to supply the components for our product candidates that we may develop could delay, prevent or impair our clinical development or commercialization efforts. If our contract manufacturers were to breach or terminate their manufacturing arrangements with us, the development or commercialization of the affected products or product candidates could be delayed, which could have an adverse effect on our business. Any change in our manufacturers could be costly because the commercial terms of any new arrangement could be less favorable and because the expenses relating to the transfer of necessary technology and processes could be significant.

If any of our product candidates are approved, in order to produce the quantities necessary to meet anticipated market demand, any contract manufacturer that we engage may need to increase manufacturing capacity. If we are unable to produce our product candidates in sufficient quantities to meet the requirements for the launch of these products or to meet future demand, our revenue and gross margins could be adversely affected. Although we believe that we will not have any material supply issues, we cannot be certain that we will be able to obtain long-term supply arrangements for our product candidates or materials used to produce them on acceptable terms, if at all. If we are unable to arrange for third-party manufacturing, or to do so on commercially reasonable terms, we may not be able to complete development of our products or market them.

We also rely on third parties to store the PF582 master and working cell bank. We have one master cell bank and one working cell bank and believe we would have adequate backup should any cell bank be lost in a catastrophic event. However, it is possible that we could lose multiple cell banks and have our manufacturing severely impacted by the need to replace the cell banks, which could materially and adversely affect our business, financial condition and results of operations.

We rely on third party suppliers, and in some instances a single third-party supplier, for the manufacture and supply of certain materials in our protein production services, and these suppliers could cease to manufacture the materials, go out of business or otherwise not perform as anticipated.

We rely on third party suppliers for our protein production services, and in some instances a single third-party supplier, for the manufacture and supply of certain materials. For example, we supply preclinical and cGMP grade CRM197 to 22 different vaccine developers. We currently rely, and expect to continue to rely, on a single-source supplier for the manufacture and supply of CRM197. To meet these demands, our supplier is in the process of increasing production capacity, and we also have established a repository in the United States that is capable of storing a safety supply of CRM197 and the CRM197 cell bank. Furthermore, we have taken steps to identify alternate sources of supply sufficient to support future needs; however, there may be delays in switching to these alternative suppliers if our contract with primary sources are terminated without notice. Regardless of the foregoing alternative measures, we cannot guarantee that we will have an adequate supply of CRM197. If we are unable to secure adequate quantities of CRM197 from our primary supplier, from potential secondary suppliers or from our safety supply, we may be required to identify additional suppliers. If we are required to engage additional suppliers, we may not be able to enter into an alternative supply arrangement on commercially reasonable terms, or at all. Even if we are able to identify additional suppliers and enter into agreements on commercially reasonable terms, we may incur delays associated with identifying and qualifying additional suppliers and negotiating the terms of any supply contracts. These delays could adversely impact our business and negatively affect profitability of our protein production services.

We have entered into collaborations with third parties in connection with the development of certain of our product candidates. Even if we believe that the development of our technology and product candidates is promising, our partners may choose not to proceed with such development.

Our existing agreements with our collaboration partners are generally subject to termination by the counterparty on short notice upon the occurrence of certain circumstances. Accordingly, even if we believe that the development of product candidates are worth pursuing, our partners may choose not continue with such development. If any of our collaborations are terminated, we may be required to devote additional resources to the development of our product candidates or seek a new collaboration partner on short notice, and the terms of any additional collaborations or other arrangements that we establish may not be favorable to us.

We are also at risk that our collaborations or other arrangements may not be successful. Factors that may affect the success of our collaborations include the following:

•	our collaboration partners may incur financial and cash-flow difficulties that force them to limit or reduce their participation in our joint projects;

•	our collaboration partners may be pursuing alternative technologies or developing alternative products that are competitive to our technology and products, either on their own or in partnership with others;

•	our collaboration partners may terminate their collaboration with us, which could make it difficult for us to attract new partners or adversely affect perception of us in the business and financial communities; and

•	our collaboration partners may pursue higher priority programs or change the focus of their development programs, which could affect their commitment to us.

If we cannot maintain successful collaborations, our business, financial condition and operating results may be adversely affected.

If we are unable to maintain our commercial supply agreements with key customers purchasing CRM197 or if third party distributors of our reagent proteins fail to perform as expected, sales revenue could decline.

We primarily sell CRM197 directly to biopharmaceutical companies and currently have several commercial supply agreements in place for long-term supply of CRM197. To establish and maintain relationships with customers, we believe we need to maintain adequate supplies of CRM197, remain price competitive, comply with regulatory regulations and provide high-quality products. If we are unable to establish and maintain arrangements for the sale of CRM197, our revenue and profits would decline.

Although we sell our protein reagents through multiple sales channels, including our ecommerce website, we also sell our protein reagents to some of our customers through third-party distributors. Many of such third parties also market and sell products from our competitors. Our third-party distributors may terminate their relationships with us at any time, or with short notice. Our future performance will also depend, in part, on our ability to attract additional third-party distributors that will be able to market protein reagents effectively, especially in markets in which we have not previously distributed our protein reagents. If our current third-party distributors fail to perform as expected, our revenue and results of operations could be harmed.

Risks Relating to Our Intellectual Property

Our collaboration partners may assert ownership or commercial rights to inventions we develop from our use of the materials which they provide to us, or otherwise arising from our collaboration.

We collaborate with several institutions with respect to research and development matters. Also, we rely on numerous third parties to provide us with materials that we use to develop our technology. If we cannot successfully negotiate sufficient ownership, licensing and/or commercial rights to any inventions that result from our use of any third party collaborator’s materials, or if disputes arise with respect to the intellectual property developed with the use of a collaborator’s materials, or data developed in a collaborator’s study, our ability to capitalize on the market potential of these inventions or developments may be limited or precluded altogether.

If our efforts to protect our intellectual property related to our platform technology and our current or future product candidates are not adequate, we may not be able to compete effectively in our market.

We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our current product candidates and our development programs. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability. In particular, our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our platform and product candidates. However, we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. We may also fail to identify patentable aspects of our research and development before it is too late to obtain patent protection. Any disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, eroding our competitive position in our market.

The patentability of inventions, and the validity, enforceability and scope of patents in the biotechnology and pharmaceutical industry involve complex legal and scientific questions and can be uncertain. This uncertainty includes changes to the patent laws through either legislative action to change statutory patent law or court action that may reinterpret existing law in ways affecting the scope or validity of issued patents. The patent applications that we own or license may fail to result in issued patents in the United States or foreign countries. There is a substantial amount of prior art in the biotechnology and pharmaceutical fields, including scientific publications, patents and patent applications. Our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our technology and the prior art allow our technology to be patentable over the prior art. We may be unaware of certain prior art relating to our patent applications and patents, which could prevent a patent from issuing from a pending patent application, or result in an issued patent being invalidated. Even if the patents do successfully issue, third parties may challenge the validity, enforceability or scope of such issued patents or any other issued patents we own or license, which may result in such patents being narrowed, invalidated or held unenforceable.

Patents granted by the European Patent Office may be opposed by any person within nine months from the publication of their grant and, in addition, may be challenged before national courts at any time. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims. If the breadth or strength of protection provided by the patents and patent applications we hold, license or pursue with respect to our product candidates is threatened, it could threaten our ability to commercialize our product candidates. In addition, recent changes to the patent laws of the United States provide additional procedures for third parties to challenge the validity of issued patents based on patent applications filed after March 15, 2013. If the breadth or strength of protection provided by the patents and patent applications we hold or pursue with respect to our current or future product candidates is challenged, then it could threaten our ability to commercialize our current or future product candidates, and could threaten our ability to prevent competitive products from being marketed. Further, if we encounter delays in our clinical trials, the period of time during which we could market our current or future product candidates under patent protection would be reduced. Since patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we were the first to either (i) file any patent application related to our product candidates or (ii) invent any of the inventions claimed in our patents or patent applications. Furthermore, for applications filed before March 16, 2013, or patents issuing from such applications, an interference proceeding can be provoked by a third party, or instituted by the United States Patent and Trademark Office, or USPTO, to determine who was the first to invent any of the subject matter covered by the patent claims of our applications and patents. As of March 16, 2013, the United States transitioned to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that files a patent application in the USPTO before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by the third party.

The change to “first-to-file” from “first-to-invent” is one of the changes to the patent laws of the United States resulting from the Leahy-Smith America Invents Act, or the Leahy-Smith Act, signed into law on September 16, 2011. Among some of the other significant changes to the patent laws are changes that limit where a patentee may file a patent infringement suit and provide opportunities for third parties to challenge any issued patent in the USPTO. It is not yet clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

Even where laws provide protection, costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and the outcome of such litigation would be uncertain. Moreover, any actions we may bring to enforce our intellectual property against our competitors could provoke them to bring counterclaims against us, and some of our competitors have substantially greater intellectual property portfolios than we have.

If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected and our business would be harmed.

In addition to the protection afforded by patents, we also rely on trade secret protection and confidentiality agreements to protect proprietary know-how that may not be patentable, processes for which patents may be difficult to obtain or enforce and any other elements of our product development processes that involve proprietary know-how, information or technology that is not covered by patents.

As part of our efforts to protect our trade secrets and other confidential information, we require our employees, consultants, collaborators and advisors to execute confidentiality agreements upon the commencement of their relationships with us. These agreements require that all confidential information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties. These agreements, however, may not provide us with adequate protection against improper use or disclosure of confidential information, and these agreements may be breached. Adequate remedies may not exist in the event of unauthorized use or disclosure of our confidential information. We also note in this respect that trade secret protection in foreign countries may not provide protection to the same extent as federal and state laws in the United States. A breach of confidentiality could significantly affect our competitive position. In addition, in some situations, these agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants, collaborators or advisors have previous employment or consulting relationships. To the extent that our employees, consultants or contractors use any intellectual property owned by others in their work for us, disputes may arise as to the rights in any related or resulting know-how and inventions. Also, third parties, including our competitors, may independently develop substantially equivalent proprietary information and technologies or otherwise lawfully gain access to our trade secrets and other confidential information. In such a case, we would have no right to prevent such third parties from using such proprietary information or technologies to compete with us, which could harm our competitive position.

If we infringe or are alleged to infringe intellectual property rights of third parties, our business could be harmed.

Our research, development and commercialization activities may infringe or otherwise violate or be claimed to infringe or otherwise violate patents owned or controlled by other parties. Our competitors have developed large portfolios of patents and patent applications in fields relating to our business and it may not always be clear to industry participants, including us, which patents cover various types of products or methods of use. There may also be patent applications that have been filed but not published that, when issued as patents, could be asserted against us. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we are sued for patent infringement, we would need to demonstrate that our product candidates, products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid, and we may not be able to do this. Proving that a patent is invalid is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Also in proceedings before courts in Europe, the burden of proving invalidity of the patent usually rests on the party alleging invalidity. Third parties could bring claims against us that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us, we could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit.

As a result of patent infringement claims, or to avoid potential claims, we may choose or be required to seek licenses from third parties. These licenses may not be available on acceptable terms, or at all. Even if we are able to obtain a license, the license would likely obligate us to pay license fees or royalties or both, and the rights granted to us might be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms.

There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical industry. In addition to infringement claims against us, we may become a party to other patent litigation and other proceedings, including interference, derivation or post-grant proceedings declared or granted by the USPTO and similar proceedings in foreign countries, regarding intellectual property rights with respect to our current or future products. Third parties may submit applications for patent term extensions in the United States and/or supplementary protection certificates in the European Union member States seeking to extend certain patent protection which, if approved, may interfere with or delay the launch of one or more of our biosimilar or vaccine products. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Patent litigation and other proceedings may also absorb significant management time. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could impair our ability to compete in the marketplace. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition or results of operations.

We may become involved in lawsuits to protect or enforce our inventions, patents or other intellectual property or the patents of our licensors, which could be expensive and time consuming.

Competitors may infringe our intellectual property, including our patents or the patents of our licensors. In addition, one or more of our third party collaborators may have submitted, or may in the future submit, a patent application to the USPTO without naming a lawful inventor that developed the subject matter in whole or in part while under an obligation to execute an assignment of rights to us. As a result, we may be required to file infringement or inventorship claims to stop third party infringement, unauthorized use, or to correct inventorship. This can be expensive, particularly for a company of our size, and time-consuming. Any claims that we assert against perceived infringers could also provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property rights. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patent claims do not cover its technology or that the factors necessary to grant an injunction against an infringer are not satisfied.

An adverse determination of any litigation or other proceedings could put one or more of our patents at risk of being invalidated, held unenforceable or interpreted narrowly and could put our patent applications at risk of not issuing.

Interference, derivation or other proceedings brought at the USPTO or any foreign patent authority may be necessary to determine the priority or patentability of inventions with respect to our patent applications or those of our licensors or collaborators. Litigation or USPTO proceedings brought by us may fail. An unfavorable outcome in any such proceedings could require us to cease using the related technology or to attempt to license rights to it from the prevailing party, or could cause us to lose valuable intellectual property rights. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms, if any license is offered at all. Even if we are successful, domestic or foreign litigation or USPTO or foreign patent office proceedings may result in substantial costs and distraction to our management. We may not be able, alone or with our licensors or collaborators, to prevent misappropriation of our trade secrets, confidential information or proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or other proceedings, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation or proceedings. In addition, during the course of this kind of litigation or proceedings, there could be public announcements of the results of hearings, motions or other interim proceedings or developments or public access to related documents. If investors perceive these results to be negative, the market price for our common stock could be significantly harmed.

We may not be able to globally protect our intellectual property rights.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States and in some cases may even force us to grant a compulsory license to competitors or other third parties. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

In addition, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in domestic and foreign intellectual property laws.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to use our technologies and this circumstance would have a material adverse effect on our business.

We may be subject to claims that our employees or consultants have wrongfully used or disclosed alleged trade secrets of former or other employers.

Many of our employees and consultants, including our senior management, have been employed or retained by other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees or consultants have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s or consultant’s former or other employer. We are not aware of any material threatened or pending claims related to these matters, but in the future litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Risks Related to Government Regulation

The approval processes of the FDA, EMA, and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The research, development, testing, manufacturing, labeling, packaging, approval, promotion, advertising, storage, marketing, distribution, post-approval monitoring and reporting, and export and import of drug and biologic products are subject to extensive regulation by the FDA and other regulatory authorities in the United States, by the EMA and EEA Competent Authorities in the EEA, and by other regulatory authorities in other countries, which regulations differ from country to country. Neither we nor any collaboration partner is permitted to market PF582, PF530, or any future product candidates in the United States until we receive approval from the FDA, or in the EEA until we receive EU Commission or EEA Competent Authority approvals. The time required to obtain approval from regulatory authorities is unpredictable, typically takes many years following the commencement of clinical trials, and depends upon numerous factors, including the substantial discretion of such regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. We have not obtained regulatory approval for any product candidate and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

Applications for our product candidates could fail to receive regulatory approval for many reasons, including but not limited to the following:

•	the data collected from clinical studies of our product candidates may not be sufficient to support the submission of an abbreviated new drug application, or ANDA, a biologics license application, or BLA, a biosimilar product application under the 351(k) pathway of the PHSA, a biosimilar marketing authorization under Article 6 of Regulation (EC) No. 726/2004 and/or Article 10(4) of Directive 2001/83/EC in the EEA, or other submission or to obtain regulatory approval in the United States, the EEA, or elsewhere;

•	regulatory authorities may disagree with the design or implementation of our clinical trials;

•	the population studied in the clinical program may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;

•	regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•	we may be unable to demonstrate to the satisfaction of regulatory authorities that a product candidate’s risk-benefit ratio for its proposed indication is acceptable;

•	regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications, or facilities of third-party manufacturers with whom we contract for clinical and commercial supplies; and

•	the approval policies or regulations of regulatory authorities may significantly change in a manner that renders our clinical data insufficient for approval.

This lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market PF582, PF530, or any other product candidates, which would significantly harm our business, results of operations and prospects. Moreover, any delays in the commencement or completion of clinical testing could significantly impact our product development costs and could result in the need for additional financing.

In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

If we fail to obtain approval for our two most advanced biosimilar product candidates or if our two most advanced biosimilar product candidates are not commercially successful, we may have to curtail our product development programs and our business would be materially harmed.

We have invested a significant portion of our time, financial resources and efforts in the development of our two most advanced biosimilar product candidates, PF582 and PF530. As of March 31, 2014, we have invested approximately $5.5 million in the development of these product candidates. The clinical and commercial success of our product candidates will depend on a number of factors, including the following:

•	timely completion of preclinical studies and all necessary clinical trials, including our Phase 3 trial for PF582 and our Phase 1 trial for PF530, which may be significantly slower or cost more than we currently anticipate and will depend substantially upon the accurate and satisfactory performance of third party contractors;

•	timely receipt of necessary marketing approvals from the FDA, the EU Commission, and similar foreign regulatory authorities;

•	maintaining an acceptable safety and adverse event profile of our products following approval;

•	achieving and maintaining compliance with all regulatory requirements applicable to our product candidates or any approved products;

•	making arrangements with third party manufacturers for, or establishing, commercial manufacturing capabilities;

•	launching commercial sales of our products, if and when approved, whether alone or in collaboration with others;

•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity, where available, for our product candidates;

•	the availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing treatments;

•	acceptance of our products, if and when approved, by patients, the medical community and third party payors; and

•	the ability to raise additional capital on acceptable terms to achieve our goals.

If we are unable to obtain regulatory approval for one or both of these product candidates in a timely manner or at all, we may never realize revenue from these products and we may have to curtail our other product development programs. As a result, our business, financial condition and results of operations would be materially harmed.

Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Furthermore, we rely on CROs, and clinical trial sites to ensure the proper and timely conduct of our clinical trials. While we have agreements governing the committed activities of our CROs, we have limited influence over their actual performance. A failure of one or more of our clinical trials can occur at any time during the trial process. The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. Product candidates that have shown promising results in early studies may still suffer significant setbacks in subsequent clinical studies. For example, the positive results generated to date in clinical trials for PF582 do not ensure that later clinical trials, including our planned Phase 3 clinical trial for PF582, will demonstrate similar results. There is a high failure rate for drugs and biologics proceeding through clinical studies, and product candidates in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier clinical trials, and we cannot be certain that we will not face similar setbacks. Even if our clinical trials are completed, nonclinical and clinical data are often susceptible to varying interpretations and analyses ,and the results may not be sufficient to obtain regulatory approval for our product candidates.

We have in the past and may in the future experience delays in our ongoing clinical trials, and we do not know whether future clinical trials, if any, will begin on time, need to be redesigned, enroll an adequate number of patients on time or be completed on schedule, if at all. The commencement or completion of clinical trials can be delayed or aborted for a variety of reasons, including delay or failure to:

•	generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation of human clinical studies;

•	raise sufficient capital to fund a trial;

•	obtain regulatory approval, or feedback on trial design, necessary to commence a trial;

•	identify, recruit and train suitable clinical investigators;

•	reach agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	obtain institutional review board, or IRB, approval at each site;

•	identify, recruit, and enroll suitable patients to participate in a trial;

•	have patients complete a trial or return for post-treatment follow-up;

•	ensure clinical sites observe trial protocol or continue to participate in a trial;

•	address any patient safety concerns that arise during the course of a trial;

•	address any conflicts with new or existing laws or regulations;

•	add a sufficient number of clinical trial sites;

•	manufacture sufficient quantities of product candidate for use in clinical trials; and

•	avoid delays in manufacturing, testing, releasing, validating, or importing/exporting sufficient stable quantities of our product candidates for use in clinical studies, or the inability to do any of the foregoing.

Patient enrollment is a significant factor in the timing of clinical trials and is affected by many factors, including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and patients’

perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs or treatments that may be approved for the indications we are investigating.

We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by the data safety monitoring board, for such trial or by the FDA or other regulatory authorities. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates may be harmed, and our ability to generate product revenue from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenue. Any of these occurrences may significantly harm our business, financial condition and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

Even if PF582, PF530, or any future product candidates obtain regulatory approval, they may never achieve market acceptance or commercial success.

Even if we obtain FDA or other regulatory approvals, PF582, PF530, or any future product candidates may not achieve market acceptance among physicians and patients, and may not be commercially successful.

The degree and rate of market acceptance of PF582, PF530, or any future product candidates for which we receive approval depends on a number of factors, including:

•	the safety and efficacy of the product as demonstrated in clinical trials;

•	the clinical indications for which the product is approved;

•	acceptance by physicians, major operators of clinics and patients of the product as a safe and effective treatment;

•	proper training and administration of our products by physicians and medical staff;

•	the potential and perceived advantages of our products over alternative treatments;

•	the cost of treatment in relation to alternative treatments and willingness to pay for our products, if approved, on the part of physicians and patients;

•	relative convenience and ease of administration;

•	the prevalence and severity of adverse events; and

•	the effectiveness of our sales and marketing efforts.

Any failure by our product candidates that obtain regulatory approval to achieve market acceptance or commercial success would materially adversely affect our results of operations and delay, prevent or limit our ability to generate revenue and continue our business.

The development, manufacture and commercialization of biosimilar products poses unique risks, and our failure to successfully introduce biosimilar products could have a negative impact on our business and future operating results.

We are actively working to develop multiple biosimilar products, including our two most advanced biosimilar product candidates, PF582 and PF530. We estimate that PF582 and PF530 will require development costs of between $40 million and $45 million over the next three years. However, the cost to develop each biosimilar product candidate could vary significantly and is highly dependent on the specific compound and the amount and type of clinical work that will be necessary for regulatory approval. There can be no assurance that our clinical work will be successful, or that regulatory authorities will not require additional clinical development beyond that which we have planned. Additionally, we may enter into alliances and collaborations to fund biosimilar research and development activities, and the success of any such biosimilar program may depend on our ability to realize the benefits under such arrangements. Due to events beyond our control or the risks identified herein, we may be unable to fund all or some of our internal biosimilar research and development initiatives, which would have an adverse impact on our strategy and growth initiatives.

We intend to pursue market authorization globally, beginning in territories within the EEA. As described under the section captioned “Key Aspects of the Biosimilar Regulatory Pathway in the European Union,” the European Union has, since October 2005, had a regulatory framework for the approval of biosimilar products and has approved more than 20 biosimilar products. In the United States an abbreviated pathway for approval of biosimilar products was established by the Biologics Price Competition and Innovation Act of 2009, or BPCIA, enacted on March 23, 2010, as part of the Patient Protection and Affordable Care Act. The BPCIA established this abbreviated pathway under section 351(k) of the Public Health Service Act, or PHSA. Subsequent to the enactment of the BPCIA the FDA issued draft guidance regarding the demonstration of biosimilarity as well as the submission and review of biosimilar applications. However, there have been no biosimilar products approved under the 351(k) pathway to date. Moreover, market acceptance of biosimilar products in the U.S is unclear. Numerous states are considering or have already enacted laws that regulate or restrict the substitution by state pharmacies of biosimilars for biological products already licensed by the FDA pursuant to BLAs, or “reference products”. Market success of biosimilar products will depend on demonstrating to patients, physicians, payors, and relevant authorities that such products are safe and efficacious compared to other existing products.

We will continue to analyze and incorporate into our biosimilar development plans any final regulations issued by the FDA, pharmacy substitution policies enacted by state governments, and other applicable requirements established by relevant authorities. The costs of development and approval, along with the probability of success for our biosimilar product candidates, will be dependent upon application of any laws and regulations issued by the relevant regulatory authorities.

Biosimilar products may also be subject to extensive patent clearances and patent infringement litigation, which will likely delay and could prevent the commercial launch of a product. Moreover, the BPCIA prohibits the FDA from accepting an application for a biosimilar candidate to a reference product within four years of the reference product’s licensure by the FDA. In addition, the BPCIA provides innovative biologics with twelve years of exclusivity from the date of their licensure, during which time the FDA cannot approve any application for a biosimilar candidate to the reference product. For example, the FDA will not be able to approve any application that we submit for PF582 until twelve years after the original BLA for Lucentis was approved. However, in his proposed budget for fiscal year 2014, President Obama proposed to cut this twelve-year period of exclusivity down to seven years. He also proposed to prohibit additional periods of exclusivity due to minor changes in product formulations, a practice often referred to as “evergreening.” It is possible that Congress may take these or other measures to reduce or eliminate periods of exclusivity.

The BPCIA is complex and only beginning to be interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning is subject to significant uncertainty. Future implementation decisions by the FDA could result in delays in the development or commercialization of our product candidates or increased costs to assure regulatory compliance, and could adversely affect our operating results by restricting or significantly delaying our ability to market new biosimilar products.

In the EEA, holders of marketing authorizations of reference products (authorized under the centralized procedure after November 20, 2005, or under the Decentralized, Mutual Recognition and national procedures, after October 30, 2005) enjoy eight years of data exclusivity during which a generic or biosimilar marketing authorization applicant cannot rely on the preclinical and clinical data included in the reference product’s dossier, and ten years of marketing exclusivity during which a generic or biosimilar of the reference product cannot be placed in the EEA market. The marketing exclusivity period can be extended one additional year (to eleven years) if a second indication of the reference product with significant clinical benefit is approved during the eight year data exclusivity period. The data and marketing exclusivity periods start from the date of the initial authorization, which for reference medicinal products authorized through the Centralized Procedure is the date of notification of the marketing authorization decision to the marketing authorization holder of the reference product notification of the marketing authorization decision to the marketing authorization holder of the reference product. Lucentis was granted a marketing authorization by the EU Commission through the EU centralized procedure on January 22, 2007.

We may rely on the Animal Rule in conducting trials, which could be time consuming and expensive.

To obtain FDA approval for our vaccine candidate Px563L, we may obtain clinical data from trials in healthy human subjects that demonstrate adequate safety, and efficacy data from adequate and well-controlled animal studies under regulations issued by the FDA in 2002, often referred to as the “Animal Rule.” Among other requirements, the animal studies must establish that the drug or biological product is reasonably likely to produce clinical benefits in humans. If we use this approach we may not be able to sufficiently demonstrate this correlation to the satisfaction of the FDA, as these corollaries are difficult to establish and are often unclear. Because the FDA must agree that data derived from animal studies may be extrapolated to establish safety and effectiveness in humans, seeking approval under the Animal Rule may add significant time, complexity and uncertainty to the testing and approval process. The FDA may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies, refuse to approve Px563L, or place restrictions on our ability to commercialize the products. In addition, products approved under the Animal Rule are subject to additional requirements including post-marketing study requirements, restrictions imposed on marketing or distribution or requirements to provide information to patients. Further, regulatory authorities in other countries have not, at this time, established an “Animal Rule” equivalent, and consequently there can be no assurance that we will be able to make a submission for marketing approval in foreign countries based on such animal data.

Additionally, few facilities in the U.S. and internationally may have the capability to test animals involving exposure to anthrax or otherwise assist us in qualifying the requisite animal models, and we must compete with other companies for access to this limited pool of highly specialized resources. We therefore may not be able to secure contracts to conduct the testing in a predictable timeframe or at all.

If we are not able to demonstrate biosimilarity of our biosimilar product candidates to the satisfaction of regulatory authorities, we will not obtain regulatory approval for commercial sale of our biosimilar product candidates and our future results of operations would be adversely affected.

Our future results of operations depend, to a significant degree, on our ability to obtain regulatory approval for and commercialize our proposed biosimilar products. To obtain regulatory approval for the commercial sale of these product candidates, we will be required to demonstrate to the satisfaction of regulatory authorities, among other things, that our proposed biosimilar products are highly similar to biological products already licensed by the FDA pursuant to Biologic License Applications, or BLAs, notwithstanding minor differences in clinically inactive components, and that they have no clinically meaningful differences as compared to the marketed biological products in terms of the safety, purity and potency of the products. In the

EEA, the similar nature of a biosimilar and a reference product is demonstrated by comprehensive comparability studies covering quality, biological activity, safety and efficacy. For example, a determination of biosimilarity for PF582 will be based on our demonstration of its high similarity to Lucentis.

In addition, the FDA may determine that a proposed biosimilar product is “interchangeable” with a reference product, meaning that the biosimilar product may be substituted for the reference product without the intervention of the health care provider who prescribed the reference product, if the application includes sufficient information to show that the product is biosimilar to the reference product and that it can be expected to produce the same clinical result as the reference product in any given patient. If the biosimilar product may be administered more than once to a patient, the applicant must demonstrate that the risk in terms of safety or diminished efficacy of alternating or switching between the biosimilar and reference product is not greater than the risk of using the reference product without such alternation or switch. To make a final determination of biosimilarity or interchangeability, regulatory authorities may require additional confirmatory information beyond what we plan to initially submit in our applications for approval, such as more in-depth analytical characterization, animal testing, or further clinical studies. Provision of sufficient information for approval may prove difficult and expensive. We cannot predict whether any of our biosimilar product candidates will meet regulatory authority requirements for approval as a biosimilar or interchangeable product.

In the event that regulatory authorities require us to conduct additional clinical trials or other lengthy processes, the commercialization of our proposed biosimilar products could be delayed or prevented. Delays in the commercialization of, or the inability to obtain regulatory approval for, these products could adversely affect our operating results by restricting or significantly delaying our introduction of new biosimilars.

If other biosimilars of Lucentis or Betaseron are approved and successfully commercialized before PF582 or PF530, our business would suffer.

Other companies may seek approval to manufacture and market biosimilar versions of Lucentis or Betaseron. If other biosimilars of Lucentis or Betaseron are approved and successfully commercialized before PF582 or PF530, we may never achieve significant market share for PF582 and PF530, our revenue would be reduced and, as a result, our business, prospects and financial condition could suffer. In addition, the first biosimilar determined to be interchangeable with a particular reference product for any condition of use is eligible for a period of market exclusivity that delays an FDA determination that a second or subsequent biosimilar product is interchangeable with that reference product for any condition of use until the earlier of: (1) one year after the first commercial marketing of the first interchangeable product; (2) 18 months after resolution of a patent infringement suit instituted under 42 U.S.C. § 262(l)(6) against the applicant that submitted the application for the first interchangeable product, based on a final court decision regarding all of the patents in the litigation or dismissal of the litigation with or without prejudice; (3) 42 months after approval of the first interchangeable product, if a patent infringement suit instituted under 42 U.S.C. § 262(l)(6) against the applicant that submitted the application for the first interchangeable product is still ongoing; or (4) 18 months after approval of the first interchangeable product if the applicant that submitted the application for the first interchangeable product has not been sued under 42 U.S.C. § 262(l)(6). A determination that another company’s product is interchangeable with Lucentis or Betaseron prior to approval of PF582 or PF530 may therefore delay the potential determination that PF582 or PF530 is interchangeable with the reference product, which may materially adversely affect our results of operations and delay, prevent or limit our ability to generate revenue.

Failure to obtain regulatory approval in each regulatory jurisdiction would prevent us from marketing our products to a larger patient population and reduce our commercial opportunities.

Although we have not initiated marketing efforts in any regulatory jurisdiction, we intend to first market our products in select European Union states, followed by the United States and the broader European Union, as patent expiry allows. In order to market our products in the European Union, the United States and other jurisdictions, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. The European Medicines Agency is responsible for the centralized procedure for human medicines. This procedure results in a single marketing authorization that is valid in all European Union countries, as well as in Iceland, Liechtenstein and Norway. The time required to obtain approval abroad may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval and we may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products within the United States or in any market outside the United States. Failure to obtain these approvals would materially and adversely affect our business, financial condition and results of operations.

Even if we obtain regulatory approvals for our product candidates, we will be subject to ongoing regulatory review.

Even if we obtain regulatory approval for our product candidates, any products we develop will be subject to ongoing regulatory review with respect to manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies, and submission of safety, efficacy, and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities. Manufacturers and manufacturers’ facilities are required to comply with extensive FDA and comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to cGMP. As such, we and our contract manufacturers will be subject to continual and possibly unannounced review and inspections by the regulatory authorities governing the markets in which we wish to sell our products. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, and quality control.

Any regulatory approvals that we receive for our product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 trials, and surveillance to monitor the safety and efficacy or the safety, purity, and potency of the product candidate. We will be required to immediately report any serious and unexpected adverse events and certain quality or production problems with our products to regulatory authorities along with other periodic reports. Any new legislation addressing drug or biologic product safety issues could result in delays in product development or commercialization, or increased costs to assure compliance. We will have to comply with requirements concerning advertising and promotion for our products. Promotional communications with respect to prescription drug and biologic products are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved label. As such, we may not promote our products for indications or uses for which they do not have approval. The holder of an approved NDA, BLA, 351(k) application or marketing authorization application, or MAA, must submit new or supplemental applications and obtain approval for certain changes to the approved product, product labeling, or manufacturing process. We could also be asked to conduct post-marketing clinical studies to verify the safety and efficacy of our products in general or in specific patient subsets. An unsuccessful post-marketing study or failure to complete such a study could result in the withdrawal of marketing approval.

If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured or disagrees with the promotion, marketing or labeling of a product, or if we fail to comply with applicable continuing regulatory requirements, such regulatory agency may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If we fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may subject us to administrative or judicially imposed sanctions or other actions, including, among other things:

•	issuing fines or warning letters;

•	imposing civil or criminal penalties;

•	imposing injunctions;

•	suspending or withdrawing regulatory approval;

•	suspending any of our ongoing clinical studies;

•	refusing to approve pending applications or supplements to approved applications submitted by us;

•	imposing restrictions on our operations, including closing our contract manufacturers’ facilities; or

•	seizing or detaining products, or requiring a product recall.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from our products. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our operating results will be adversely affected.

We may also be subject to various health care fraud and abuse laws, including anti-kickback, false claims and fraud laws, and physician payment transparency laws, and any violations by us of such laws could result in fines or other penalties.

Although we currently do not have any products on the market, if our product candidates are approved and we begin commercialization, we will be subject to healthcare regulation and enforcement by the federal government and the states and EEA and other foreign governments in which we conduct our business. These laws include, without limitation, state and federal, as well as EEA and other foreign, anti-kickback, fraud and abuse, false claims, privacy and security and physician sunshine laws and regulations.

The federal anti-kickback statute prohibits the offer, receipt, or payment of remuneration in exchange for or to induce the referral of patients or the use of products or services that would be paid for in whole or part by Medicare, Medicaid or other federal health care programs. Remuneration has been broadly defined to include anything of value, including cash, improper discounts, and free or reduced price items and services. The government has enforced the Anti-Kickback Statute to reach large settlements with healthcare companies based on sham research or consulting and other financial arrangements with physicians. Further, the Affordable Care Act, among other things, amended the intent requirement of the federal Anti-Kickback Statute and certain criminal statute governing healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it. In addition, the Affordable Care Act provided that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA or federal civil money penalties statute. Many states have similar laws that apply to their state health care programs as well as private payors. Violations of the anti-kickback laws can result in exclusion from federal health care programs and substantial civil and criminal penalties.

The FCA imposes liability on persons who, among other things, present or cause to be presented false or fraudulent claims for payment by a federal health care program. The FCA has been used to prosecute persons submitting claims for payment that are inaccurate or fraudulent, that are for services not provided as claimed, or for services that are not medically necessary. Actions under the FCA may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. Violations of the FCA can result in significant monetary penalties and treble damages. The federal government is using the FCA, and the accompanying threat of significant liability, in its investigation and prosecution of pharmaceutical and biotechnology companies throughout the country, for example, in connection with the promotion of products for unapproved uses and other sales and marketing practices. The government has obtained multi-million and multi-billion dollar settlements under the FCA in addition to individual criminal convictions under applicable criminal statutes. In addition, companies have been forced to implement extensive corrective action plans, and have often become subject to consent decrees or corporate integrity agreements, severely restricting the manner in which they conduct their business. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers’ and manufacturers’ compliance with applicable fraud and abuse laws. If our future marketing or other arrangements were determined to violate anti-kickback or related laws, including the FCA, then our revenue could be adversely affected, which would likely harm our business, financial condition, and results of operations.

In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians and other healthcare providers. The Affordable Care Act, among other things, imposed new reporting requirements on drug manufacturers for payments made by them to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Failure to submit required information may result in civil monetary penalties of up to an aggregate of $150,000 per year (or up to an aggregate of $1 million per year for “knowing failures”), for all payments, transfers of value or ownership or investment interests that are not timely, accurately and completely reported in an annual submission. Drug manufacturers were required to begin collecting data on August 1, 2013 and submit reports on aggregate payment data to the government for the first reporting period (August 1, 2013 – December 31, 2013) by March 31, 2014, and will be required to report detailed payment data for the first reporting period and submit legal attestation to the accuracy of such data during Phase 2 of the program (which begins in May 2014 and extends for at least 30 days). Thereafter, drug manufacturers must submit reports by the 90th day of each subsequent calendar year. Certain states also mandate implementation of commercial compliance programs, impose restrictions on device manufacturer marketing practices and/or require the tracking and reporting of gifts, compensation and other remuneration to physicians.

The shifting commercial compliance environment and the need to build and maintain robust and expandable systems to comply with different compliance and/or reporting requirements in multiple jurisdictions increase the possibility that a healthcare company may violate one or more of the requirements. If our operations are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to penalties, including, without limitation, civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, exclusion from participation in federal and state healthcare programs and imprisonment, any of which could adversely affect our ability to operate our business and our financial results.

Also, the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. We cannot assure you that our internal control policies and procedures will protect us from reckless or negligent acts committed by our employees, future distributors, partners, collaborators or agents. Violations of these laws, or allegations of such violations, could result in fines, penalties or prosecution and have a negative impact on our business, results of operations and reputation.

Legislative or regulatory healthcare reforms in the United States may make it more difficult and costly for us to obtain regulatory approval of PF582, PF530, or any future product candidates and to produce, market, and distribute our products after approval is obtained, if any.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulatory approval, manufacturing, and marketing of regulated products or the reimbursement thereof. In addition, FDA regulations and guidance may be revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new regulations or guidance, or revisions or reinterpretations of existing regulations or guidance, may impose additional costs or lengthen FDA review times for PF582, PF530, or any future product candidates. We cannot determine how changes in regulations, statutes, policies, or interpretations when and if issued, enacted or adopted, may affect our business in the future. Such changes could, among other things, require:

•	changes to manufacturing methods;

•	recalls, replacements, or discontinuance of one or more of our products; and

•	additional recordkeeping.

Such changes would likely require substantial time and impose significant costs, and could materially harm our business and our financial results. In addition, delays in receipt of or failure to receive regulatory clearances or approvals for any future products would harm our business, financial condition, and results of operations.

If efforts by manufacturers of reference products to delay or limit the use of biosimilars are successful, our sales of biosimilar products may suffer.

Many manufacturers of reference products have increasingly used legislative, regulatory and other means in attempts to delay regulatory approval of and competition from biosimilars. These efforts have included sponsoring legislation to prevent pharmacists from substituting biosimilars for prescribed reference products or to make such substitutions more difficult by establishing notification, recordkeeping, and/or other requirements, as well as seeking to prevent manufacturers of biosimilars from referencing the brands of the innovator products in biosimilar product labels and marketing materials. If these or other efforts to delay or block competition are successful, we may be unable to sell our biosimilar product candidates, which could have a material adverse effect on our sales and profitability.

Our future sales will be dependent on the availability and level of coverage and reimbursement from third-party payors who continue to implement cost-cutting measures and more stringent reimbursement standards.

In the United States and internationally, future sales of our products and our ability to generate revenue on such sales will be dependent, in significant part, on the availability and level of coverage and reimbursement from third-party payors, such as state and federal governments and private insurance plans. Insurers have implemented cost-cutting measures and other initiatives to enforce more stringent reimbursement standards and likely will continue to do so in the future. These measures include the establishment of more restrictive formularies and increases in the out-of-pocket obligations of patients for such products. In addition, particularly in the U.S. and increasingly in other countries, we will be required to provide discounts and pay rebates to state and federal governments and agencies in connection with purchases of our products that are reimbursed by such entities.

In addition, in the United States, the full impact of recent healthcare reform and other changes in the healthcare industry and in healthcare spending is currently unknown. In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively referred to as the Affordable Care Act, was enacted with a goal of reducing the cost of healthcare and substantially changing the way healthcare is financed by both government and private insurers. The Affordable Care Act, among other things, subjected biologic products to potential competition by lower-cost biosimilars, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain prescription drugs, and created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable reference product drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.

Other legislative changes have been proposed and adopted in the U.S. since the Affordable Care Act was enacted. On August 2, 2011, the Budget Control Act of 2011 created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This included aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and will stay in effect through 2024 unless additional Congressional action is taken. On January 2, 2013, the American Tax Payer Relief Act, or ATRA, was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals.

We expect that additional healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal, state and foreign governments will pay for healthcare products and services, which could result in reduced demand for our products, if approved, or additional pricing pressures.

Foreign governments tend to impose strict price controls, which may adversely affect our revenue, if any.

In some foreign countries, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be adversely affected.

Risks Relating to This Offering and Owning Our Common Stock

We expect that the market price of our stock will fluctuate significantly, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the NYSE MKT or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our shares of common stock that you purchase in this offering. We and the underwriters have determined the initial public offering price of our common stock through negotiation. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. In addition, the trading price of our common stock following this offering may be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include:

•	actual or anticipated quarterly variation in our results of operations or the results of our competitors;

•	announcements by us or our competitors of new commercial products, significant contracts, commercial relationships or capital commitments;

•	issuance of new or changed securities analysts’ reports or recommendations for our stock;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	commencement of, or our involvement in, litigation;

•	market conditions in the relevant market;

•	reimbursement or legislative changes in the relevant market;

•	failure to complete significant sales;

•	regulatory developments that may impact our product candidates;

•	any future sales of our common stock or other securities;

•	any major change to the composition of our board of directors or management; and

•	general economic conditions and slow or negative growth of our markets.

The stock market in general, and market prices for the securities of biopharmaceutical companies like ours in particular, have from time to time experienced volatility that often has been unrelated to the operating performance of the underlying companies. A certain degree of stock price volatility may also occur as a result of being a newly public company. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating performance. In several recent situations where the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit against us, the defense and disposition of the lawsuit could be costly and divert the time and attention of our management and harm our operating results.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups, or JOBS, Act enacted in April 2012, and may remain an “emerging growth company” for up to five years following the completion of this offering, although, if we have more than $1.0 billion in annual revenue, if the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30 of any year, or we issue more than $1.0 billion of non-convertible debt over a three-year period before the end of that five-year period, we would cease to be an “emerging growth company” as of the following December 31. For as long as we remain an “emerging growth company,” we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not “emerging growth companies.” These exemptions include:

•	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s discussion and analysis of financial condition and results of operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have elected to avail ourselves of this exemption and, as a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies. We cannot predict whether investors will find our common stock less attractive as a result of our reliance on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and the market price of our common stock may be reduced or more volatile.

We have identified material weaknesses in our internal control over financial reporting. If we do not remediate the material weaknesses in our internal control over financial reporting, we may not be able to accurately report our financial results or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in the market price of our stock.

Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we maintain internal control over financial reporting that meets applicable standards. We may err in the design or operation of our controls, and all internal control systems, no matter how well designed and operated, can provide only reasonable assurance that the objectives of the control system are met. Because there are inherent limitations in all control systems, there can be no absolute assurance that all control issues have been or will be detected. If we are unable, or are perceived as unable, to produce reliable financial reports due to internal control deficiencies, investors could lose confidence in our reported financial information and operating results, which could result in a negative market reaction. Following our initial public offering, we will be required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. We will need to disclose any material weaknesses identified by our management in our internal control over financial reporting, and, when we are no longer an “emerging growth company,” we will need to provide a statement that our independent registered public accounting firm has issued an opinion on our internal control over financial reporting.

In preparation for this offering and for future compliance with Section 404, we concluded that we had certain material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented, or detected and corrected on a timely basis. The material weaknesses that we identified related to (1) a lack of sufficient staff to deal with the various rules and regulations with respect to financial reporting, review and oversight responsibilities, segregation of duties and effective and timely financial close process; and (2) a lack of formalized and documented policies and procedures.

While we have designed and implemented, or expect to implement, measures that we believe address these control weaknesses, we continue to develop our internal controls, processes and reporting systems by, among other things, hiring qualified personnel, including a chief financial officer, developing systems to manage our accelerated close process, undertaking multi-year financial planning and analyses and designing and implementing improved processes and internal controls, including ongoing senior management review and audit committee oversight. However, we cannot assure you that these efforts will remediate our material weaknesses in a timely manner, or at all, or prevent restatements of our financial statements in the future. If we are unable to successfully remediate our material weaknesses, or identify any future significant deficiencies or material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports and the market price of our stock may decline as a result.

Our management and independent registered public accounting firm did not perform an evaluation of our internal control over financial reporting during any period as would be required under Section 404. Had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting as would be required under Section 404, additional control deficiencies amounting to material weaknesses may have been identified. We cannot be certain as to when we will be able to implement the requirements of Section 404 when they become applicable. If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory agencies such as the SEC. In addition, failure to comply with Section 404 or the report by us of a material weakness may cause investors to lose confidence in our financial statements, and the market price of our common stock may decline. If we fail to remedy any material weakness, our financial statements may be inaccurate, our access to the capital markets may be restricted and the market price of our common stock may suffer.

Our ability to use net operating losses and tax credit carryforwards to offset future taxable income may be subject to certain limitations.

As of December 31, 2013, we had federal net operating loss carry forwards, or NOLs, of approximately $5.8 million, which expire in various years beginning in 2032 and state NOLs of $7.7 million which expire in various years beginning in 2019, if not utilized. As of December 31, 2013, we had federal and state research and development carryforwards of approximately $0.4 million and $0.2 million, respectively. In general, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOLs and tax credit carryforwards to offset future taxable income. In general, an “ownership change” occurs if there is a cumulative change in our ownership by “5% shareholders” that exceeds 50 percentage points over a rolling three-year period. We do not believe that we have experienced an ownership change at any time in the past. However, if a taxing authority disagrees with us or we have undergone in the part or if we undergo one or more ownership changes in connection with this offering or future transactions in our stock, our ability to utilize NOLs and tax credit carryforwards could be further limited by Sections 382 and 383 of the Code. As a result of these limitations, we may not be able to utilize a material portion of the NOLs and tax credit carryforwards reflected on our balance sheet.

We will incur increased costs as a result of operating as a public company and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices including maintaining an effective system of internal control over financial reporting.

As a public company, and increasingly after we are no longer an “emerging growth company,” we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the Securities and Exchange Commission, or SEC, and the NYSE MKT impose numerous requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Also, the Securities Exchange Act of 1934, as amended, or the Exchange Act, requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. Our management and other personnel will need to devote a substantial amount of time to comply with these laws and regulations. These requirements have increased and will continue to increase our legal, accounting, and financial compliance costs and have made and will continue to make some activities more time consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our board committees or as executive officers.

Overall, we estimate that our incremental costs resulting from operating as a public company, including compliance with these rules and regulations, may be between $2.0 million and $4.0 million per year. However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and changing governance practices.

The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and the effectiveness of our disclosure controls and procedures quarterly. In particular, Section 404(a) of the Sarbanes-Oxley Act will require us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting. Section 404(b) of Sarbanes-Oxley Act also requires our independent registered public accounting firm to attest to the effectiveness of our internal control over financial reporting. As an “emerging growth company” we expect to avail ourselves of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404(b). However, we may no longer avail ourselves of this exemption when we are no longer an “emerging growth company.” When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of our compliance with Section 404(b) will correspondingly increase. Our compliance with applicable provisions of Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements.

Furthermore, investor perceptions of our company may suffer if deficiencies are found, and this could cause a decline in the market price of our stock. Irrespective of any required compliance with Section 404, any failure of our internal control over financial reporting could have a material adverse effect on our stated operating results and harm our reputation. If we are unable to implement these requirements effectively or efficiently, it could harm our operations, financial reporting, or financial results and could result in an adverse opinion on our internal controls from our independent registered public accounting firm.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately prior to this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $3.46 in pro forma as adjusted net tangible book value per share as of March 31, 2014 from the price you paid, based on the initial public offering price of $6.00 per share. In addition, new investors who purchase shares in this offering will contribute approximately 68% of the total amount of equity capital raised by us through the date of this offering, but will only own approximately 43% of the outstanding share capital and approximately 43% of the voting rights. In addition, we have issued options to acquire common stock at prices below the initial public offering price. To the extent outstanding options are ultimately exercised, there will be further dilution to investors who purchase shares in this offering. We also intend to register all shares of common stock that we may issue under our stock-based compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements and the restrictions imposed under Rule 144 under the Securities Act, which may cause our stockholders to experience additional dilution. In addition, if we issue additional equity securities, investors purchasing shares in this offering will experience additional dilution.

Future sales of shares of our common stock by existing stockholders could cause the market price of our common stock to decline.

Based on shares outstanding as of March 31, 2014, upon completion of this offering, we will have outstanding a total of 19,233,897 shares of common stock. Of these shares, only the 8,333,333 shares of common stock sold in this offering by us, or 9,583,333 shares if the underwriters exercise their option to purchase additional shares in full, will be freely tradable, without restriction, in the public market immediately after the offering. Each of our directors and officers, and substantially all of our stockholders, have entered into lock-up agreements with the underwriters that restrict their ability to sell or transfer their shares. The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. The underwriters in this offering, however, may, in their sole discretion, permit our officers, directors and other current stockholders who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements. After the lock-up agreements expire, based on shares outstanding as of March 31, 2014, up to an additional 10,900,564 shares of common stock will be eligible for sale in the public market, approximately 10,300,000 of which are held by our executive officers, directors and their affiliated entities, and will be subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements. In addition, 718,155 shares of our common stock that are subject to outstanding options as of March 31, 2014 will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common stock. Future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options, or the perception that such sales may occur, however, could adversely affect the market price of our common stock and also could adversely affect our future ability to raise capital through the sale of our common stock or other equity-related securities of ours at times and prices we believe appropriate.

Our directors, executive officers and principal stockholders will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including transactions that would cause a change of control.

Following the completion of this offering, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before this offering and their respective affiliates will beneficially own or control approximately 54% of the outstanding shares of our common stock, assuming no exercise of the underwriters’ option to purchase additional shares. Accordingly, these executive officers, directors and stockholders and their respective affiliates, acting as a group, will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. These stockholders may therefore delay or prevent a change of control of us, even if such a change of control would benefit our other stockholders. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect following this offering provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws as they will be in effect following this offering and our indemnification agreements that we have entered into with our directors and officers provide that:

•	We will indemnify our directors and officers for serving us in those capacities, or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	We may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•	We are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•	We will not be obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification.

•	The rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	We may not retroactively amend our amended and restated bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

To the extent that a claim for indemnification is brought by any of our directors or officers, it would reduce the amount of funds available for use in our business.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our certificate of incorporation and bylaws, as amended and restated upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws to become effective upon completion of this offering include provisions that:

•	authorize our board of directors to issue, without further action by the stockholders, up to 10,000,000 shares of undesignated preferred stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairman of the board of directors, or the chief executive officer;

•	establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three year terms;

•	provide that our directors may be removed only for cause;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	specify that no stockholder is permitted to cumulate votes at any election of directors; and

•	require a super-majority of votes to amend certain of the above-mentioned provisions.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. We intend to use approximately $40 million to fund our ongoing and planned clinical development of PF582 and the remainder to fund our share of the planned Phase 3 clinical development of PF530. You will not have the opportunity to influence our management’s decisions on how to use the net proceeds from this offering, and our failure to apply these funds effectively could have a material adverse effect on our business and cause the price of our common stock to decline.

With the exception of our anticipated dividend in connection with the conversion of all preferred stock upon the completion of this offering, we do not anticipate paying any cash dividends in the foreseeable future.

At the closing of this offering, our board of directors intends to issue shares of common stock to pay all accrued but unpaid dividends on our convertible preferred stock. As of March 31, 2014, there were cumulative unpaid dividends of $6.7 million for our Series A-1 and Series A-2 convertible preferred stock. Based on the initial public offering price of $6.00 per share and the offering closing on July 29, 2014, we will issue 1,217,784 shares of common stock to the holders of our outstanding preferred stock prior to the offering in satisfaction of these accrued dividends through July 28, 2014. With the exception of this anticipated dividend, we do not anticipate paying cash dividends on any classes of our capital stock in the foreseeable future. We currently intend to retain our future earnings for the foreseeable future to fund the development and growth of our business. As a result, capital appreciation, if any, of our common stock will be the sole source of gain for the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are contained principally in “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “design,” “estimate,” “predict,” “potential,” “plan” or the negative of these terms, and similar expressions. These statements reflect our current views with respect to future events and are based on assumptions and subject to known and unknown risks, uncertainties and other factors, including those described under the heading “Risk Factors,” that may cause our actual results, performance or achievements to be materially different from current expectations. Forward-looking statements contained in this prospectus include, but are not limited to:

•	our expected uses of the net proceeds to us from this offering;

•	our ability to enroll patients in our clinical studies at the pace that we project;

•	the timing and the success of the design of the clinical trials and planned clinical trials of PF582 and PF530;

•	whether the results of our trials will be sufficient to support domestic or global regulatory approvals for PF582 and PF530;

•	our ability to obtain and maintain regulatory approval of PF582 and PF530 or our future product candidates;

•	our expectation that our existing capital resources and the net proceeds from this offering will be sufficient to fund our operations for at least the next 18 to 24 months;

•	our reliance on third parties to conduct our clinical studies;

•	our reliance on third-party contract manufacturers to manufacture and supply our product candidates for us;

•	the benefits of the use of PF582 and PF530;

•	the projected dollar amounts of future sales;

•	the rate and degree of market acceptance of PF582 and PF530 or any future product candidates;

•	our expectations regarding government and third-party payor coverage and reimbursement;

•	our ability to manufacture PF582 and PF530 in conformity with the FDA’s requirements and to scale up manufacturing of PF582 and PF530 to commercial scale;

•	our ability to successfully build a specialty sales force, or collaborate with third-party distributors, to commercialize our products;

•	our ability to compete with companies currently producing the reference products, including Lucentis and Betaseron;

•	our reliance on our collaboration partners’ performance over which we do not have control;

•	our ability to retain and recruit key personnel, including development of a sales and marketing function;

•	our ability to obtain and maintain intellectual property protection for PF582 and PF530 or any future product candidates;

•	our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing;

•	our expectations regarding the time during which we will be an emerging growth company under the Jumpstart Our Business Startups Act;

•	our ability to develop new products and product candidates;

•	our ability to successfully establish and successfully maintain appropriate collaborations and derive significant revenue from those collaborations;

•	our financial performance; and

•	developments and projections relating to our competitors or our industry.

These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. Unless required by federal securities laws, we do not intend to update any of these forward-looking statements to reflect circumstances or events that occur after the statements are made. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, on assumptions based on such data and other similar sources, and on our knowledge of the markets for our solution. The market and industry information included in this prospectus involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such information. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds we receive from this offering will be approximately $44.2 million based on the initial public offering price of $6.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares in this offering from us is exercised in full, our estimated net proceeds will be approximately $51.2 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to create a public market for our common stock, obtain additional capital, and facilitate our future access to the public equity markets, as well as to increase market awareness of our company and improve our competitive position.

We intend to use the proceeds from the offering as follows:

•	approximately $40 million will be used to fund our ongoing and planned clinical development of PF582, which we believe should be adequate to fund PF582 through completion of the currently planned Phase 3 trial; and

•	the remainder will be used to fund our share of the planned Phase 3 clinical development of PF530, which, along with our current cash on hand, we believe should be adequate to fund our share of the currently planned initial Phase 3 trial through completion.*

*	We intend to initiate a Phase 1 trial of PF530 in the second half of 2014. As indicated elsewhere in this prospectus, Strides Arcolab is responsible for funding third-party costs up to Phase 3 trials, at which time we share revenue and costs associated with the development of PF530.

The expected use of the net proceeds from this offering and our existing cash and cash equivalents represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development and commercialization efforts and the status of and results from clinical trials, as well as any collaborations that we may enter into with third parties and any unforeseen cash needs. Our management will have broad discretion in the application of the net proceeds to us from this offering, and investors will be relying on the judgment of our management regarding the application of the proceeds. Pending their use, we plan to invest our net proceeds from this offering in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

Pursuant to the terms of our certificate of incorporation in effect prior to the closing of the offering contemplated by this prospectus, the conversion of our outstanding convertible preferred stock into common stock requires the payment of all accrued and unpaid dividends to the holders of our convertible preferred stock. Our board of directors has the option to pay all accrued and unpaid dividends on our convertible preferred stock in either (i) cash or (ii) shares of common stock at the fair market value in effect at the time of the conversion. Our board of directors intends to issue shares of common stock to pay all accrued but unpaid dividends on our convertible preferred stock. As of March 31, 2014, there were cumulative unpaid dividends of $6.7 million for our Series A-1 and Series A-2 convertible preferred stock. Based on the initial public offering price of $6.00 per share and the offering closing on July 29, 2014, we will issue 1,217,784 shares of common stock upon completion of this offering to the holders of our outstanding Series A-1 and Series A-2 convertible preferred stock prior to the offering in satisfaction of these accrued dividends through July 28, 2014.

Other than the dividends described above, we do not currently intend to pay any cash dividends on our common stock in the foreseeable future, and instead intend to retain earnings, if any, for future operations and debt reduction. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then-existing conditions, including our earnings, capital requirements, results of operations, financial condition, business prospects and other factors that our board of directors considers relevant. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information regarding our financial condition. In addition, our revolving credit facility contains restrictions on our ability to pay dividends, for which we have obtained a waiver for the issuance of the shares of common stock to pay all accrued and unpaid dividend on our convertible preferred stock at the time of conversion.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2014:

•	on an actual basis;

•	on a pro forma basis, giving effect to the following events, which will occur in connection with and effective upon the consummation of this offering, as if such events occurred on March 31, 2014: (i) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 8,634,847 shares of common stock immediately prior to the completion of this offering (which assumes the filing of a certificate of amendment to our amended and restated certificate of incorporation to change the conversion ratio of our Series A-1 Preferred Stock to approximately 0.91966 and the conversion ratio of our Series A-2 Preferred Stock to approximately 1.1406); (ii) the filing of our amended and restated certificate of incorporation; (iii) the issuance of 1,217,784 shares of common stock in connection with the payment of all accrued and unpaid dividends through July 28, 2014 upon the conversion of our convertible preferred stock, based on the initial public offering price of $6.00 per share and the offering closing on July 29, 2014; (iv) the repurchase of 423,185 shares of our common stock at a purchase price of $0.31 per share in connection with the completion of this offering, pursuant to the amended and restated subscription agreement, dated May 2, 2014, entered into with certain stockholders, including Signet Healthcare Partners Accredited Partnership III, LP and Signet Healthcare Partners QP Partnership III, LP; and (v) the forfeiture of an aggregate of 100,000 shares of common stock by members of our management team in connection with the completion of this offering; and

•	on a pro forma as adjusted basis to reflect, in addition, our sale of 8,333,333 shares of common stock in this offering at the initial public offering price of $6.00 per share.

You should read the following table in conjunction with the sections titled “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included in this prospectus.

	As of March 31, 2014
	(unaudited)
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$5,135	$5,004	$49,196

Total assets	$30,271	$30,045	$74,237

Debt:
Credit facility	3,590	3,590	3,590

Total debt	3,590	3,590	3,590

Redeemable convertible preferred stock Series A-2, $0.001 par value per share 4,978,662 shares authorized and 3,556,186 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	47,000	-	-

Redeemable convertible preferred stock Series A-1, $0.001 par value per share 4,978,662 shares authorized and 4,978,661 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	61,180	-	-

Common Stockholders’ Equity (Deficit):
Preferred stock, $0.001 par value per share; no shares authorized, no shares issued and outstanding, actual; 10,000,000 authorized, no shares issued or outstanding, pro forma and pro forma as adjusted.	-	-	-
Common stock, $0.001 par value per share 12,514,224 shares authorized and 1,571,118 shares issued and outstanding, actual; 200,000,000 shares authorized, 10,900,564 pro forma shares issued and outstanding and 19,233,897 pro forma as adjusted	2	11	19
Additional paid-in capital	-	23,926	68,110
Accumulated deficit	(90,978)	(6,959)	(6,959)

Total stockholders’ equity (deficit)	(90,976)	16,978	61,170

Total capitalization	$20,794	$20,568	$64,760

The number of shares of our common stock to be outstanding after this offering on a pro forma as adjusted basis giving effect to our sale of 8,333,333 shares of common stock in this offering is based on 10,900,564 shares of our common stock outstanding on a pro forma basis as noted above as of March 31, 2014, and excludes:

•	(i) 718,155 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2014 with a weighted average exercise price of $0.57 per share, and (ii) 259,223 shares of common stock issuable upon the exercise of stock options granted between March 31, 2014 and the date hereof with a weighted average exercise price of $11.59 per share, and

•	1,711,837 shares of common stock reserved for future grants under our stock-based compensation plans as of the date of this prospectus, consisting of:

¡	1,356,219 shares of common stock reserved for future grants under our 2014 Equity Incentive Plan, which became effective immediately prior to the date of this prospectus, and any shares subject to stock options under our 2009 Equity Incentive Plan that expire or otherwise terminate without having been exercised in full and any shares issued pursuant to awards granted under such plan that are forfeited to or repurchased by us, with the maximum number of shares to be added to the 2014 Equity Incentive Plan equal to 961,755 shares;

¡	355,618 shares of common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan, which became effective immediately prior to the date of this prospectus; and

¡	Any shares of common stock that become available subsequent to this offering under our 2014 Equity Incentive Plan and 2014 Employee Stock Purchase Plan pursuant to the provisions thereof that automatically increase the shares reserved for issuance under such plans each year, as more fully described in “Executive Compensation — Employee Benefit Plans.”

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after the completion of this offering.

As of March 31, 2014, our pro forma net tangible book value was approximately $4.6 million, or $0.43 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of March 31, 2014, giving effect to: (i) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 8,634,847 shares of common stock immediately prior to the completion of this offering (which assumes the filing of a certificate of amendment to our amended and restated certificate of incorporation to change the conversion ratio of our Series A-1 Preferred Stock to approximately 0.91966 and the conversion ratio of our Series A-2 Preferred Stock to approximately 1.1406), (ii) the repurchase of 423,185 shares of our common stock at a purchase price of $0.31 per share in connection with the completion of this offering, pursuant to the amended and restated subscription agreement, dated May 2, 2014, entered into with certain stockholders, including Signet Healthcare Partners Accredited Partnership III, LP and Signet Healthcare Partners QP Partnership III, LP., (iii) the issuance of 1,217,784 shares of common stock in connection with the payment of all accrued and unpaid dividends through July 28, 2014 upon the conversion of our convertible preferred stock (based on the initial public offering price of $6.00 per share and the offering closing on July 29, 2014), (iv) the forfeiture of an aggregate of 100,000 shares of common stock by members of our management team in connection with the completion of this offering, and (v) the forgiveness of outstanding officer notes and interest receivable of $95 thousand, but excluding a related tax gross-up, with each of (i), (ii), and (iii) occurring immediately prior to the completion of this offering.

After giving effect to our sale in this offering of shares of our common stock at the initial public offering price of $6.00 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2014 would have been approximately $48.8 million, or $2.54 per share of our common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $2.11 per share to our existing stockholders and an immediate dilution of $3.46 per share to investors purchasing shares in this offering.

The following table illustrates this per share dilution in net tangible book value to new investors after giving effect to this offering:

Initial public offering price per share		$6.00
Pro forma net tangible book value per share as of March 31, 2014	$0.43
Increase in pro forma net tangible book value per share attributable to new investors	2.11

Pro forma as adjusted net tangible book value per share after this offering		2.54

Dilution per share to new investors in this offering		$3.46

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2014 after giving effect to (i) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 8,634,847 shares of common stock immediately prior to the completion of this offering (which assumes the filing of a certificate of amendment to our amended and restated certificate of incorporation to change the conversion ratio of our Series A-1 Preferred Stock to approximately 0.91966 and the conversion ratio of our Series A-2 Preferred Stock to approximately 1.1406); (ii) the issuance of 1,217,784 shares of common stock in connection with the payment of all accrued and unpaid dividends through July 28, 2014 upon the conversion of our convertible preferred stock based on the initial public offering price of $6.00 per share and the offering closing on July 29, 2014; (iii) the repurchase of 423,185 shares of our common stock at a purchase price of $0.31 per share in connection with the completion of the initial public offering, pursuant to the amended and restated subscription agreement, dated May 2, 2014, entered into with certain stockholders, including Signet Healthcare Partners Accredited Partnership III, LP and Signet Healthcare Partners QP Partnership III, LP; (iv) the forfeiture of an aggregate of 100,000 shares of common stock by members of our management team in connection with the completion of this offering; and (v) the completion of this offering at the initial public offering price of $6.00 per share, the difference between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid, before deducting underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	10,900,564	57%	$23,911,918	32%	$2.19
New public investors	8,333,333	43%	49,999,998	68%	6.00

Total	19,233,897	100.0%	$73,911,916	100.0%	$3.84

Except as otherwise indicated, the above discussion and tables assumes no exercise by the underwriters of their option to purchase up to 1,250,000 additional shares from us. If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own 53% and our new investors would own 47% of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of our common stock to be outstanding after this offering is based on 10,900,564 shares of our common stock outstanding as of March 31, 2014, and excludes:

•	(i) 718,155 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2014 with a weighted average exercise price of $0.57 per share, and (ii) 259,223 shares of common stock issuable upon the exercise of stock options granted between March 31, 2014 and the date hereof with a weighted average exercise price of $11.59 per share, and

•	1,711,837 shares of common stock reserved for future grants under our stock-based compensation plans as of the date of this prospectus, consisting of:

¡	1,356,219 shares of common stock reserved for future grants under our 2014 Equity Incentive Plan, which became effective immediately prior to the date of this prospectus, and any shares subject to stock options under our 2009 Equity Incentive Plan that expire or otherwise terminate without having been exercised in full and any shares issued pursuant to awards granted under such plan that are forfeited to or repurchased by us, with the maximum number of shares to be added to the 2014 Equity Incentive Plan equal to 961,755 shares;

¡	355,618 shares of common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan, which became effective immediately prior to the date of this prospectus; and

¡	Any shares of common stock that become available subsequent to this offering under our 2014 Equity Incentive Plan and 2014 Employee Stock Purchase Plan pursuant to the provisions thereof that automatically increase the shares reserved for issuance under such plans each year, as more fully described in “Executive Compensation — Employee Benefit Plans.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected consolidated historical financial and operating data for the periods indicated. The statements of income data for the years ended December 31, 2012 and 2013 and the balance sheet data as of December 31, 2012 and 2013 have been derived from our audited financial statements included elsewhere in this prospectus. The statements of income data for the three months ended March 31, 2013 and 2014 and the balance sheet data as of March 31, 2014 have been derived from unaudited interim financial statements included elsewhere in this prospectus.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. This information should be read in conjunction with “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
	(in thousands except for share data)
Revenue	$11,294	$11,914	$3,385	$2,558
Expenses:
Cost of revenue(1)	7,253	6,423	2,029	1,908
Selling, general and administrative	6,876	6,698	1,783	1,495
Research and development(1)	1,792	5,490	780	678

Total expense	15,921	18,611	4,592	4,081

Loss from operations	(4,627)	(6,697)	(1,207)	(1,523)
Other expense, net	(7)	(36)	(1)	(18)

Loss before income taxes	(4,634)	(6,733)	(1,208)	(1,541)
Income tax benefit	2,041	2,671	482	(1)

Net loss	$(2,593)	$(4,062)	$(726)	$(1,542)

Effective preferred stock dividends(2)	$(1,589)	$(1,695)	$(408)	$(435)
Net loss attributable to common stockholders	$(4,182)	$(5,757)	$(1,134)	$(1,977)
Basic and diluted net loss per share attributable to common stockholders(3,4)	$(2.84)	$(3.76)	$(0.76)	$(1.28)
Basic and diluted weighted-average shares used to compute net loss per share attributable to common stockholders	1,474	1,531	1,497	1,548
Pro forma net loss per share – basic and diluted (unaudited)(3,4)		$(0.37)		$(0.14)
Pro forma weighted-average common shares outstanding – basic and diluted (unaudited)		10,860		10,877

(1)	Please refer to Note 1 of our consolidated financial statements for an explanation of the method used to recognize cost of revenue and research and development expense.
(2)	The holders of our convertible preferred stock are entitled to cumulative dividends prior and in preference to our common stock. Because the holders of our convertible preferred stock are entitled to participate in dividends, net loss attributable to common stockholders is equal to net loss adjusted for convertible preferred stock dividends for the period. Immediately upon the closing of this offering, all outstanding shares of our redeemable convertible preferred stock, or our convertible preferred stock, will be automatically converted into an aggregate of 8,634,847 shares of common stock and these holders will be issued 1,217,784 shares of common stock for the payment of all accrued and unpaid dividends through July 28, 2014 in connection with such conversion based on the initial public offering price of $6.00 per share and the offering closing on July 29, 2014. See Note 16 to our financial statements for a description of the method used to compute basic and diluted net loss per share attributable to common stockholders and for a description of convertible preferred stock, respectively. Please refer to Note 10 of our consolidated financial statements for an explanation of the cumulative preferred stock dividends.
(3)	Please refer to Note 16 of our consolidated financial statements for an explanation of the method used to calculate pro forma net loss per share – basic and diluted.
(4)	All share, per-share and related information have been retroactively adjusted, where applicable, to reflect the impact of a 2.812-for-1 reverse stock split, which was effected on June 27, 2014.

Other Financial Data

	Year Ended December 31,		As of March 31,
	2012	2013	2014
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents and short-term investments	$9,966	$5,204	$5,135
Accounts and unbilled receivables, net	2,703	3,461	2,100
Inventory	754	26	21
Restricted cash	1,501	4,029	4,030
Property and equipment, net	2,681	2,329	2,215
Goodwill and intangibles	13,001	12,470	12,338
Other	2,326	4,294	4,432

Total assets	$32,932	$31,813	$30,271

Debt-free current liabilities	$3,199	$4,757	$4,730
Deferred revenue	2,342	1,253	1,263
Debt	1,140	3,590	3,590
Other non-current liabilities	3,611	3,484	3,484

Total liabilities	10,292	13,084	13,067
Redeemable convertible preferred stock	42,500	113,180	108,180
Stockholders’ deficit	(19,860)	(94,451)	(90,976)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$32,932	$31,813	$30,271

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read together with “Selected Consolidated Financial Data” and our financial statements and accompanying notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements, based on current expectations and related to future events and our future financial performance, that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many important factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. Please also see the section titled “Special Note Regarding Forward-Looking Statements.”

Overview

We are a clinical-stage biotechnology company engaged in the development of difficult to manufacture and high-value proteins, initially focused on biosimilar therapeutics, or biosimilars. Our lead product candidate is PF582, a biosimilar candidate to Lucentis (ranibizumab). Lucentis is marketed by F. Hoffmann-La Roche Ltd. and Novartis AG, for the treatment of patients with retinal diseases. For PF582, we are currently conducting a Phase 1b/2a trial in patients with wet age-related macular degeneration, or wet AMD, with results expected in the fourth quarter of 2014, and expect to commence a Phase 3 trial in mid-2015 with results expected in 2017. We intend to commercialize PF582 with our own internal sales and marketing capabilities in North America and Europe. Our next most advanced product candidate is PF530, a biosimilar candidate to Betaseron (interferon beta-1b), marketed by Bayer AG for the treatment of multiple sclerosis. For PF530, we plan to initiate a Phase 1 trial in the second half of 2014. We believe we are the most advanced in global development of these biosimilar product candidates. In addition to our two lead product candidates, our pipeline includes five other biosimilar candidates as well as vaccine, generic and next generation biologic candidates. To date, none of our product candidates have received marketing authorization from any regulatory agency, and therefore we have not received revenue from the sale of any of our product candidates.

Our product candidates are enabled by our patented protein production platform, our Pfēnex Expression Technology®, which confers several important competitive advantages compared to traditional techniques for protein production, including the ability to produce complex proteins with higher accuracy and greater degree of protein purity, as well as significant speed and cost advantages. The development of proteins, such as biosimilars, requires several competencies which represent both challenges and barriers to entry. Due to their inherent complexity, proteins require the use of living organisms to efficiently produce them at a large scale. Traditional techniques for protein production employ a trial and error approach to production organism, or strain, selection and process optimization, which is inherently inefficient and typically produces suboptimal results. This historically inefficient process provides barriers to create or replicate complex proteins, adds significant time to market and results in the high cost of goods typical of biologic therapeutics. Together these limitations pose significant hurdles for companies interested in entering the market with biosimilar products. Our platform utilizes a proprietary high throughput robotically-enabled parallel approach, which allows the construction and testing of thousands of unique protein production variables in parallel, thereby allowing us to produce and characterize complex proteins while reducing the time and cost of development and long-term production.

Our biosimilar product candidate selection strategy is to focus on products with large addressable markets, which will be free of intellectual property barriers during our projected approval timelines, and for which our Pfēnex Expression Technology® enables efficient and large scale manufacturing. Our deep pipeline of product candidates and preclinical products under development includes three wholly-owned programs and six that are being developed in a joint venture with Strides Arcolab, a specialty pharmaceutical company. In addition, we are also developing proprietary vaccine candidates that are being funded by the Department of Health and Human Services within the United States government.

Our revenue for the years ended December 31, 2012 and 2013 was $11.3 million and $11.9 million, respectively, and was $3.4 million and $2.6 million for the three months ended March 31 2013 and 2014,

respectively. Our historical revenue has been primarily derived from monetizing our Pfēnex Expression Technology® through collaboration agreements, service agreements, government contracts and reagent protein product sales, which provide for various types of payments, including upfront payments, funding of research and development, milestone payments, intellectual property access fees and licensing fees. Currently, various government agencies are funding costs associated with our proprietary novel vaccine programs. Under our agreements, Strides Arcolab is responsible for funding third-party costs up to Phase 3 trials, at which time we share revenue and costs associated with the development of PF530 and other specific biosimilars developed pursuant thereto. As we continue to focus our business on the development of our product pipeline, we anticipate allocating fewer resources to certain aspects of our protein production activities that currently generate our revenue, which we expect will result in a decline of service-related revenue associated with protein production.

We commenced operations in December 2009 following our spinout from The Dow Chemical Company. As of March 31, 2014, we had an accumulated deficit of $91.0 million, of which $84.1 million was attributable to recognizing the accretion in the redemption value of our convertible preferred stock. We recognized net losses of $2.6 million and $4.1 million for the years ended December 31, 2012 and 2013, respectively, and a net loss of $0.7 million and $1.5 million for the three months ended March 31, 2013 and 2014, respectively. We expect to incur substantial and increasing losses for the next several years as we develop and advance our lead product candidates through clinical development, expand our research and development activities, and prepare for the potential commercial launch of our lead product candidates. As a result, our research and development expenses will increase materially as we incur further costs of development. We currently utilize third-party clinical research organizations, or CROs, to carry out our clinical development and we do not yet have an extensive sales organization. We will need substantial additional funding to support our operating activities, especially as we approach anticipated regulatory approval in Europe, the United States and other territories, and begin to establish our commercialization capabilities. Adequate funding may not be available to us on acceptable terms, or at all.

Since our inception, we have funded our operations primarily through the private placement of equity securities and borrowings under our credit facility, as well as through collaboration agreements, service agreements, government contracts and reagent protein product sales. In December 2009, we raised cash proceeds of $10.0 million from the sale of common and Series A-2 convertible preferred stock. We have devoted substantially all of our capital resources to the research and development of our product candidates and working capital requirements. Additionally, as we continue to focus our business on the development of our product pipeline, we anticipate allocating fewer resources to certain aspects of our protein production activities that currently generate our revenue, which we expect will result in a decline of service-related revenue.

Strides Arcolab

In December 2012, we entered into a joint development and license agreement, or JDLA, with Strides Arcolab, to develop biosimilar products according to development plans to be mutually agreed upon. Under such development plans, we will generally be responsible for establishing and characterizing a research cell bank of the protein production strain and developing a manufacturing process and analytical methods, while Strides Arcolab will generally be responsible for developing master and working cell banks for the applicable protein production strain, developing a formulation for the applicable biosimilar product, manufacturing the biosimilar for Phase 1 trials, conducting preclinical and Phase 1 trials and managing regulatory matters. Each party will bear its own costs for the aforementioned development activities, and upon the commencement of Phase 3 the parties shall jointly share in expenses. Each party must use commercially reasonable efforts to accomplish the objectives set forth in the development plan for each biosimilar product and certain milestones set forth in the JDLA. Except pursuant to the JDLA and during its term, neither party may develop, manufacture, supply or commercialize any product that is being or has been developed under the agreement or assist any third party to do the same.

In March 2013, we entered into a joint venture agreement, or JVA, with Strides Arcolab to form a joint venture company, or JV, to develop and commercialize biosimilar products developed under the JDLA that have completed Phase 1 trials. Under the terms of the JVA, we own a forty-nine percent equity interest in the JV, while Strides Arcolab owns a fifty-one percent equity interest in the JV. Both parties have equal board representation and equal voting rights. There has been no activity in the JV to date. Once a biosimilar product successfully completes a Phase 1 trial and Strides Arcolab and we agree to contribute the biosimilar to the JV, the JV will incur activity.

To date, we and Strides Arcolab have identified six biosimilar candidates for development under the JDLA and potential further development and commercialization by the JV.

The U.S. Department of Health and Human Services

In July 2010, we entered into a contract with BARDA, a division of the Office of the Assistant Secretary for Preparedness and Response in the U.S. Department of Health and Human Services, to develop a production strain and process for the production of bulk recombinant Protective Antigen, or rPA, from anthrax. Under the contract, we provided protein production and process development services to BARDA through May 2012 for a fixed fee of approximately $10.1 million. BARDA held two options to extend the term of the contract for additional payments totaling $13.8 million, and exercised these options in April 2012 and September 2013, extending the term through December 2014. Through March 31, 2014, $18.4 million had been recorded as revenue under this contract.

The National Institute of Allergy and Infectious Diseases (NIAID)

In September 2012, we entered into a contract with NIAID for the development of a next generation anthrax vaccine. Under the contract, we have agreed to provide services to NIAID for approximately twenty-five months under a cost plus contract with a total value of approximately $2.2 million. NIAID has thirteen options to extend the term of the contract for additional payments totaling approximately $22.9 million.

Leidos, Inc. (formerly SAIC, Inc.)

In September 2009, we entered into an agreement with Leidos, Inc., or Leidos, to evaluate the development of a malaria antigen using our protein production technology and to provide production and support services for manufacturing of the malaria vaccine. The original contract was amended multiple times in 2010, 2011, 2012 and 2013 to increase the scope of services we provide. Under the contract, we are paid a fixed fee of approximately $8.4 million for services performed over the five-year term. We recognize revenue as we perform the services. Leidos may terminate our agreement in whole or in part for our breach or insolvency, or if it determines that termination is in its interest.

Financial Operations Overview

Revenue

As a clinical stage biotechnology company, we have not yet generated any revenue from biosimilar product sales and do not expect to generate any revenue from the sale of biosimilar products for the next several years. We have recognized, in the aggregate, $54.1 million of revenue from our inception through March 31, 2014. This revenue was derived from monetizing our Pfēnex Expression Technology® in the form of collaboration agreements, service agreements, government contracts and reagent protein product sales. We will continue seeking to generate revenue from a combination of our existing sources in addition to future collaborative or strategic relationships; however, we expect to allocate fewer resources to certain aspects of our protein production activities that currently generate our revenue, resulting in a reduction in revenue in future periods. We expect that any revenue we may generate will fluctuate from quarter to quarter as a result of the timing and amount of services and sales under our various relationships and whether or not the U.S. government continues to exercise options under our contracts. In the future, we may generate revenue from a combination of the sale of our product candidates, to the extent that any are approved and successfully commercialized, as well as revenue pursuant to collaborative agreements and research and development funding.

Cost of Revenue

Cost of revenue includes costs incurred in connection with the execution of service contracts and government contracts, as well as costs to manufacture or purchase, package and ship our reagent products. Cost of revenue also includes development costs for our proprietary novel vaccine programs, which are funded by various government agencies.

Selling, General and Administrative

Selling, general and administrative expenses consist primarily of salaries and related benefits, including stock-based compensation, and other related costs for personnel in executive, finance, accounting, business development and human resource functions. Other costs include facility costs not otherwise included in research and development expense and professional fees for legal and accounting services.

Following the completion of this offering, we anticipate increases in selling, general and administrative expense for activities associated with operating as a publicly-traded company, including maintaining compliance with stock exchange listing and Securities and Exchange Commission requirements. These increases will likely include legal fees, accounting fees, directors’ and officers’ liability insurance premiums and fees associated with investor relations. These increases will also likely include the hiring of additional personnel. We intend to continue to incur increased internal and external business development costs to support our various product development efforts, which can vary from period to period.

Research and Development

Research and development expenses consist of costs incurred in identifying, developing and testing product candidates. These expenses consist primarily of:

•	employee-related expenses, including salaries, benefits, travel, and stock-based compensation;

•	license fees;

•	consulting fees paid to third-parties;

•	the costs of laboratory equipment and facilities;

•	contract research and manufacturing;

•	expenses related to compliance with regulatory requirements in the United States, the European Union and other foreign jurisdictions;

•	expenses related to production of clinical supplies, including fees paid to contract manufacturers; and

•	fees paid to clinical consultants, clinical trial sites and vendors, including CROs, in conjunction with implementing and monitoring our preclinical and clinical trials and acquiring and evaluating preclinical and clinical trial data, including all related fees, such as for investigator grants, patient screening fees, laboratory work and statistical compilation and analysis.

We expense research and development costs as incurred. We have spent a total of $10.2 million on research and development expenses since our inception.

We expect our research and development expenses to increase for the foreseeable future as we advance our product candidates through our clinical development programs. Under our JDLA with Strides Arcolab, each party will bear its own costs for the aforementioned development activities, and upon the commencement of Phase 3 the parties shall jointly share in expenses. The process of conducting preclinical studies and clinical trials necessary to obtain regulatory approval is costly and time consuming. We or our collaboration partners may never succeed in achieving regulatory approval for any of our product candidates. The probability of success for each product candidate may be affected by numerous factors, including preclinical data, clinical data, competition, manufacturing capability and commercial viability.

Completion dates and completion costs for our clinical development programs can vary significantly for each of our product candidates and are difficult to predict. We therefore cannot estimate with any degree of certainty the costs we will incur in connection with development of our product candidates. We anticipate we will make determinations as to which programs and product candidates to pursue and how much funding to direct to each program and product candidate on an ongoing basis in response to the scientific success of early development programs, results of ongoing and future clinical trials, our ability to enter into collaborative agreements with respect to each program or potential product candidate, as well as ongoing assessments as to each current or future product candidate’s commercial potential. We will need to raise substantial additional capital and may seek collaborative agreements in the future in order to advance our various programs.

The costs of clinical trials may vary significantly over the life of a project owing to, but not limited to, the following:

•	per patient trial costs;

•	the number of sites included in the trials;

•	the countries in which the trials are conducted;

•	the length of time required to enroll eligible patients;

•	the number of patients that participate in the trials;

•	the number of treatments that patients receive;

•	the cost of comparative agents used in trials;

•	the drop-out or discontinuation rates of patients;

•	potential additional safety monitoring or other studies requested by regulatory agencies;

•	the duration of patient follow-up; and

•	the efficacy and safety profile of the product candidate.

Other Expense, Net

Other expense, net is comprised of interest expense on our lines of credit net of interest income from our short-term investments and money market funds.

Critical Accounting Policies, Significant Judgments and Use of Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue and expenses during the reporting periods. These items are monitored and analyzed by us for changes in facts and circumstances, and material changes in these estimates could occur in the future. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ materially from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in the notes to our audited consolidated financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements and understanding and evaluating our reported financial results.

Revenue

Our revenue is primarily related to our monetizing our protein production platform through collaboration agreements, service agreements, government contracts and reagent protein products which may provide for various types of payments, including upfront payments, funding of research and development, milestone payments, intellectual property access fees and licensing fees. Our revenue generating agreements also include potential revenue for future development milestones and product royalties.

We consider a variety of factors in determining the appropriate method of accounting for our collaboration agreements, including whether multiple deliverables can be separated and accounted for individually as separate units of accounting. Where there are multiple deliverables within a collaboration agreement that cannot be separated and therefore are combined into a single unit of accounting, revenue is deferred and recognized over the estimated period of performance. If the deliverables can be separated, we apply the relevant revenue recognition guidance to each individual deliverable. The specific methodology for the recognition of the underlying revenue is determined on a case-by-case basis according to the facts and circumstances applicable to each agreement.

Upfront, nonrefundable payments that do not have stand-alone value are recorded as deferred revenue and recognized as revenue over the estimated period of performance. Nonrefundable payments for research funding are recognized as revenue over the period the underlying research activities are performed.

Revenue under service agreements are recorded as services are performed. These agreements do not require scientific achievement as a performance obligation and provide for payment when services are rendered. All such revenue is nonrefundable. Upfront, nonrefundable payments for license fees, exclusivity and services received in excess of amounts earned are classified as deferred revenue and recognized as income over the contract term or period of performance based on the nature of the related agreement.

Revenue for our cost plus fixed fee government contracts is recognized in accordance with the authoritative guidance for revenue recognition including the authoritative guidance specific to federal government contractors. Reimbursable costs under our government contracts primarily include direct labor, materials, subcontracts, accountable property and indirect costs. In addition, we receive a fixed fee under our government contracts, which is unconditionally earned as allowable costs are incurred and is not contingent on success factors. Reimbursable costs under our government contracts, including the fixed fee, are generally recognized as revenue in the period the reimbursable costs are incurred and become billable.

We assess milestone fees on an individual basis and recognize revenue from nonrefundable milestone fees when the earnings process is complete and the payment is reasonably assured. Nonrefundable milestone fees related to arrangements under which we have continuing performance obligations are recognized as revenue upon achievement of the associated milestone, provided that (i) the milestone event is substantive and its achievability was not reasonably assured at the inception of the agreement and (ii) the amount of the milestone payment is reasonable in relation to the effort expended or the risk associated with the milestone event. Where separate milestone payments do not meet these criteria, we recognize revenue using a contingency-adjusted performance model over the period of performance.

Our reagent products are comprised of internally developed proteins and those we purchase from original manufacturers for resale. We offer a 90 day return policy. We recognize reagent product revenue from product sales when it is realized or realizable and earned. Revenue is realized or realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) our price to the buyer is fixed or determinable, and (4) collectability is reasonably assured. Revenue from sales transactions where the buyer has the right to return the product is recognized at the time of sale only if (1) our price to the buyer is substantially fixed or determinable at the date of sale, (2) the buyer has paid us, or the buyer is obligated to pay us and the obligation is not contingent on resale of the product, (3) the buyer’s obligation to us would not be changed in the event of theft or physical destruction or damage of the product, (4) the buyer acquiring the product for resale has economic substance apart from that provided by us, (5) we do not have significant obligations for future performance to directly bring about resale of the product by the buyer, and (6) the amount of future returns can be reasonably estimated.

Revenue under arrangements where we outsource the cost of fulfillment to third parties is evaluated as to whether the related amounts should be recorded gross or net. We record amounts collected from the customer as revenue, and the amounts paid to suppliers as cost of revenue when we hold all or substantially all of the risks and benefits related to the product or service. For transactions where we do not hold all or substantially all the risk, we use net reporting recording the transaction as if the end-user made a purchase from the supplier with us acting as a sales agent.

Cost of Revenue

Cost of revenue includes costs incurred in connection with the execution of service contracts, government contracts, as well as costs to manufacture or purchase, package and ship our reagent products. Cost of revenue also includes development costs for our proprietary novel vaccine programs which are funded by various government agencies.

Research and Development Expenses

Research and development expenses are recognized as incurred. We expect our research and development expenses to increase for the foreseeable future as we advance our product candidates through our clinical development programs.

Preclinical and Clinical Trial Accruals

Our clinical trial accruals are based on estimates of patient enrollment and related costs at clinical investigator sites as well as estimates for the services received and efforts expended pursuant to contracts with multiple research institutions and CROs that conduct and manage clinical trials on our behalf.

We estimate preclinical and clinical trial expenses based on the services performed, pursuant to contracts with research institutions and clinical research organizations that conduct and manage preclinical studies and clinical trials on its behalf. In accruing service fees, we estimate the time period over which services will be performed and the level of patient enrollment and activity expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we will adjust the accrual accordingly. Payments made to third parties under these arrangements in advance of the receipt of the related series are recorded as prepaid expenses until the services are rendered.

Stock-Based Compensation

Employee stock-based compensation expense is measured at the grant date, based on the estimated fair value of the award, and is recognized as an expense, net of estimated forfeitures, over the requisite service period. Stock-based compensation expense is amortized on a straight-line basis over the requisite service period for the entire award, which is the vesting period of the award.

We estimate the fair value of stock options and other equity-based compensation using a Black Scholes option pricing model on the date of grant. The Black-Scholes valuation model requires multiple subjective inputs. The fair value of equity instruments expected to vest are recognized and amortized on a straight line basis over the requisite service period of the award, which is generally four years; however, certain provisions in our equity compensation plan provide for shorter and longer vesting periods under certain circumstances.

See Note 13 to our financial statements included elsewhere in this prospectus for information concerning certain of the specific assumptions used in applying the Black-Scholes option pricing model to determine the estimated fair value of employee stock options granted in 2012 and 2013. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the risk-free interest rate, the expected dividend yield of our common stock, the expected volatility of the price of our common stock, and the expected term of the option. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

Stock-based compensation expense associated with stock options was $28 thousand and $52 thousand for the years ended December 31, 2012 and 2013, respectively, and $13 thousand and $8 thousand for the three months ended March 31, 2013 and 2014, respectively. As of March 31, 2014, we had approximately $72 thousand of total unrecognized compensation expense, which we expect to recognize over a weighted-average period of approximately 2.1 years. The intrinsic value of all outstanding stock options as of March 31, 2014 was approximately $3.9 million based on the initial public offering price of $6.00 per share, of which approximately $3.4 million related to vested options and approximately $0.5 million related to unvested options.

The estimated fair value of the common stock underlying our stock options was determined at each grant date by our board of directors. In order to determine the fair value of our common stock underlying option grants, our board of directors considered, among other things, contemporaneous valuations of our common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants 2004 Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our board of directors intended all options granted to be exercisable at a price per share not less than the per-share fair value of our common stock underlying those options on the date of grant. The methodology used by the unrelated third-party valuation firm included estimating the fair value of the enterprise, subtracting the fair value of debt from this enterprise value and then allocating this value to all of the equity interests using the option pricing method or the probability weighted expected return method. Given the absence of a public trading market of our common stock, we believe our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including:

•	contemporaneous valuations of our common stock performed by unrelated third-party valuation firms;

•	our stage of development, including progress of research and development activities;

•	our operating and financial performance, including our levels of available capital resources;

•	the valuation of publicly-traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

•	rights and preferences of our common stock compared to the rights and preferences of our outstanding convertible preferred stock;

•	equity market conditions affecting comparable public companies, as reflected in comparable companies’ market multiples, initial public offering valuations and other metrics;

•	the achievement of enterprise milestones, including our progress in clinical trials;

•	the likelihood of achieving a liquidity event for the shares of common stock, such as an initial public offering or an acquisition of our company given prevailing market and biotechnology sector conditions;

•	sales of our convertible preferred stock in arms-length transactions;

•	lack of marketability of our securities by virtue of being a private company;

•	business risks; and

•	management and board experience.

Following the closing of this offering, our board of directors will determine the fair value of our common stock based on its closing price as reported on the NYSE MKT on the date of grant.

Other Information

Income Tax Matters

We file U.S. federal income tax returns and California, Massachusetts and Missouri state tax returns. To date, we have not been audited by the Internal Revenue Service or any state tax authority; however all tax years from and including 2009 remain open for examination by federal and state income tax authorities. We utilize the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the consolidated financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect for years in which the temporary differences are expected to reverse. A deferred income tax asset or liability is computed for the expected future impact of differences between the financial reporting and income tax bases of assets and liabilities and for the expected future tax benefit, if any, to be derived from tax credits and loss carryforwards. Deferred income tax expense or benefit would represent the net change during the year in the deferred income tax asset or liability. Deferred tax assets, if any, are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

During the years ended December 31, 2012 and 2013 we recorded an income tax provision benefit of $2.0 million and $2.7 million respectively, which is principally attributable to U.S. federal and state income taxes. Our practice is to recognize interest and/or penalties related to income tax matters in income tax expense. We had no accrual for interest or penalties on our balance sheet at December 31, 2012 and 2013.

For the year ended December 31, 2013, we had federal and state research and development credit carryforwards of approximately $0.4 million and $0.2 million, respectively. We generated federal and state net operating losses of approximately $5.8 million and $7.7 million, respectively, for the year ended December 31, 2013. The federal losses can be carried forward and begin expiring starting in 2032 unless previously utilized and the state losses begin expiring in 2019 unless previously utilized.

Utilization of the NOL and tax credit carryforwards may become subject to an annual usage limitation due to ownership changes that could occur in the future, as required by Sections 382 and 383 of the Internal

Revenue Code of 1986, as amended, or the Code, as well as similar state tax provisions. These ownership changes may limit the amount of NOL and tax credit carryforwards that can be utilized annually to offset future taxable income. In general, an “ownership change” as defined by Section 382 of the Code results from a transaction or transactions over a three-year period resulting in a cumulative ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders or public groups. We do not believe that we have experienced an ownership change at any time in the past. However, we may experience one or more ownership changes in connection with this offering or future transactions in our stock.

Results of Operations

Comparison of the years ended December 31, 2012 and 2013

The following table summarizes our net loss during the periods indicated (in thousands, except percentages).

	Year Ended December 31,		Increase/(Decrease)
	2012	2013	Dollars	Percent
Revenue	$11,294	$11,914	$620	5%
Cost of revenue	7,253	6,423	(830)	(11%)

Gross profit	4,041	5,491	1,450	36%

Operating expenses:
Selling, general and administrative	6,876	6,698	(178)	(3%)
Research and development	1,792	5,490	3,698	206%

Loss from operations	(4,627)	(6,697)	(2,070)	45%
Other expense, net	(7)	(36)	(29)	414%

Net loss before income taxes	(4,634)	(6,733)	(2,099)	45%
Income tax benefit	2,041	2,671	630	31%

Net loss	$(2,593)	$(4,062)	$(1,469)	57%

Revenue

Revenue increased by $0.6 million, or 5%, from $11.3 million in 2012 to $11.9 million in 2013. The increase in revenue was due to an increase of $1.2 million in revenue attributed to proprietary novel vaccines development fees on our Px563L product candidate, a $1.8 million one-time sale to a single customer for one reagent protein product, offset by a decrease of $2.0 million of revenue due to the termination of the collaboration and license agreement with MedImmune, LLC in May 2013 due to a lack of microbial-based portfolio projects that could use the Pfēnex Expression Technology®.

Cost of Revenue

Cost of revenue decreased by $0.8 million, or 11%, from $7.3 million in 2012 compared to $6.4 million in 2013. The reduction in cost of revenue was primarily due to the termination of the MedImmune agreement in May 2013 and the shifting of resources to research and development efforts for our internal product candidates. Cost of revenue includes development costs for our proprietary novel vaccine programs which are funded by various government agencies.

Selling, General and Administrative

Selling, general and administrative expenses decreased by $0.2 million, or 3%, from $6.9 million in 2012 to $6.7 million in 2013. The decrease in selling, general and administrative costs was primarily due to a shift in our resources to research and development.

Research and Development

The following table summarizes the primary components of our research and development expense for our principal research and development programs for the years ended December 31, 2012 and 2013 as well as from inception through December 31, 2013 (in thousands).

Research and Development Program	2012	2013	Inception through 2013
PF582	$154	$3,256	$3,482
PF530	630	420	1,649
Other discovery and development programs & allocated costs	1,008	1,814	4,427

Total research and development expense	$1,792	$5,490	$9,558

Research and development expense increased by $3.7 million, or 206%, from $1.8 million in 2012 to $5.5 million in 2013. Our increase in research and development expenses principally resulted from an increase of $3.1 million in the PF582 program for costs incurred in connection with the Phase 1b/2a trial. The $0.2 million decrease in the PF530 program was due to our Joint Development and Collaboration Agreement, which became effective in December 2012 and requires that Strides Arcolab pay for all third party costs associated with advancing this product up through and including Phase 1 trials. In addition, costs increased by $0.8 million in our other development programs primarily due to a shift in our business focus to developing pipeline products.

Other Expense, Net

Other expense, net, increased by $29 thousand, from $7 thousand in 2012 to $36 thousand in 2013. The increase was primarily due to an increase in the balance of our credit facility with Wells Fargo Bank, National Association, or Wells Fargo, resulting in an increase in interest expense.

Income Tax Benefit

Income tax benefit increased by $0.6 million, or 31%, from $2.0 million in 2012 to $2.7 million in 2013 as a result of the increased net loss before income taxes in 2013.

Comparison of the three months ended March 31, 2013 and 2014

The following table summarizes our net loss during the periods indicated (in thousands, except percentages).

	Three Months Ended March 31,		Increase/(Decrease)
	2013	2014	Dollars	Percent
	(unaudited)
Revenue	$3,385	$2,558	$(827)	(24%)
Cost of revenue	2,029	1,908	(121)	(6%)

Gross profit	1,356	650	(706)	(52%)

Operating expenses:
Selling, general and administrative	1,783	1,495	(288)	(16%)
Research and development	780	678	(102)	(13%)

Loss from operations	(1,207)	(1,523)	(316)	(26%)
Other expense, net	(1)	(18)	(17)	(1,700%)

Net loss before income taxes	(1,208)	(1,541)	(333)	(28%)
Income tax benefit	482	(1)	(483)	(100)%

Net loss	$(726)	$(1,542)	$(816)	(112%)

Revenue

Revenue decreased by $0.8 million, or 24%, from $3.4 million in the first quarter of 2013 to $2.6 million in the first quarter of 2014. The decrease in revenue was due to a $1.8 million one-time sale to a single customer for one reagent protein product that occurred in the first quarter of 2013 and a $0.7 million decrease attributed to the substantial completion of services under one of the contracts funding development of our proprietary novel vaccine Px533 product candidate, offset by increases in the first quarter of 2014 of $1.6 million attributed to proprietary novel vaccine development fees on our Px563L product candidate and in reagent protein product sales of $0.3 million. We expect revenue related to our protein production services to decline in the near-term as we shift our resources to developing our product pipeline.

Cost of Revenue

Cost of revenue decreased by $0.1 million, or 6%, from $2.0 million in the first quarter of 2013 compared to $1.9 million in the first quarter of 2014. The reduction in cost of revenue was primarily due to costs incurred in the first quarter of 2013 in connection with a one-time sale to a single customer for one reagent protein product. Cost of revenue includes development costs for our proprietary novel vaccine programs which are funded by various government agencies. Given the nature of the novel vaccine development process, these costs will fluctuate depending on stage of development.

Selling, General and Administrative

Selling, general and administrative expenses decreased by $0.3 million, or 16%, from $1.8 million in the first quarter of 2013 to $1.5 million in the first quarter of 2014. The decrease in selling, general and administrative costs was primarily due to a strategic shift in our business toward developing our own product pipeline from service and revenue generation, thereby reducing the necessity for marketing activities and other related costs. Upon completion of this offering, we expect general and administrative costs to increase for activities associated with operating as a publicly-traded company, including maintaining compliance with exchange listing and Securities and Exchange Commission requirements. These increases will likely include legal fees, accounting fees, directors’ and officers’ liability insurance premiums and fees associated with investor relations. These increases will also likely include the hiring of additional personnel. We intend to continue to incur increased internal and external business development costs to support our various product development efforts, which can vary from period to period.

Research and Development

The following table summarizes the primary components of our research and development expense for our principal research and development programs for the three months ended March 31, 2013 and 2014 as well as from inception through March 31, 2014 (in thousands).

	Three months ended March 31,		Inception through March 31, 2014
Research and Development Program	2013	2014
	(unaudited)
PF582	$152	$362	$3,844
PF530	135	20	1,669
Other discovery and development programs & allocated costs	493	296	4,723

Total research and development expense	$780	$678	$10,236

Research and development expense decreased by $0.1 million, or 13%, from $0.8 million in the first quarter of 2013 to $0.7 million in the first quarter of 2014. The decrease in research and development expenses principally resulted from shifting the cost burden associated with PF530 to Strides. Strides is contractually obligated to fund ongoing costs of PF530 at its current stage of development. Additionally, the first quarter of 2014 saw a shift of funding from discovery and development programs for other product candidates towards funding for the advancement of our lead product candidate, PF582. We expect research and development expenses to increase as we advance our lead candidates and pipeline products.

Other Expense, Net

Other expense, net, increased by $17 thousand, from $1 thousand in the first quarter of 2013 to $18 thousand in the first quarter of 2014. The increase was primarily due to an increase in the balance of our credit facility with Wells Fargo Bank, National Association, or Wells Fargo.

Income Tax Benefit

Income tax benefit decreased by $0.5 million, or nearly 100%, from $0.5 million in the first quarter of 2013 to $1 thousand income tax expense in the first quarter of 2014 as we expect to have a loss for the full year resulting in only minimum tax exposure for the first quarter provision due to the valuation allowance on the deferred tax asset. We do not expect to record an income tax provision/expense in future years as we continue to generate net operating losses and corresponding valuation allowances due to our investments in our lead product candidates and other pipeline products.

Liquidity and Capital Resources

We have funded our operations to date primarily through the private placement of equity securities, our credit facilities and through collaboration agreements, service agreements, government contracts and reagent protein product sales. In December 2009, we sold a total of 3,556,186 shares of Series A-2 convertible preferred stock and 423,185 shares of common stock to three previously unrelated investors, resulting in total cash proceeds of $10.0 million. At March 31, 2014, we had $5.1 million in cash and cash equivalents and $4.0 million in restricted cash as collateral for lines of credit. As of March 31, 2014 we had $3.6 million drawn under our $3.9 million revolving credit facility.

Pursuant to the terms of our certificate of incorporation in effect prior to the offering contemplated by this prospectus, the holders of our Series A-1 and Series A-2 convertible preferred stock are entitled to dividends when, as, and if declared by our board of directors, and prior and in preference to common stock. Unless declared, dividends are not payable except that accrued and unpaid cumulative dividends are payable in the event of the sale, liquidation, dissolution, or winding up of the company and upon conversion of our convertible preferred stock into common stock. Our board of directors has the option to pay all accrued and unpaid dividends on our convertible preferred stock in either (i) cash or (ii) shares of common stock at the fair market value in effect at the time of the conversion. Our board of directors intends to issue shares of common stock to pay all accrued but unpaid dividends on our convertible preferred stock. As of March 31, 2014, there were cumulative unpaid dividends of $6.7 million for our Series A-1 and Series A-2 convertible preferred stock. Based on the initial public offering price of $6.00 per share and the offering closing on July 29, 2014, we will issue 1,217,784 shares of common stock to the holders of our outstanding convertible preferred stock prior to the offering in satisfaction of these accrued dividends through July 28, 2014.

We anticipate that our current cash; cash equivalents and short-term investments; cash from collaboration agreements, service agreements, government contracts and reagent protein product sales; and the expected net proceeds from this offering will be sufficient to fund our operations for at least 18 to 24 months.

Cash Flows

The following table sets forth the primary sources and uses of cash and cash equivalents for each of the periods presented below (in thousands).

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
			(unaudited)
Net cash (used in) provided by:
Operating activities	$(2,889)	$(4,601)	$(2,057)	$(74)
Investing activities	(2,322)	(2,357)	(2,048)	1,247
Financing activities	(194)	2,946	177	8

Net increase (decrease) in cash and cash equivalents	$(5,405)	$(4,012)	$(3,928)	$1,181

Net cash used in operating activities was $2.9 million for the year ended December 31, 2012 compared to $4.6 million for the year ended December 31, 2013. Net cash used in operating activities was $2.1 million for the three month period ended March 31, 2013 compared to $0.1 million for the three month period ended March 31, 2014. The use of cash in each period was primarily a result of net losses associated with our research and development activities which we anticipate to continue for the foreseeable future due to ongoing activities with our lead product candidates and product pipeline.

Net cash used in investing activities was $2.3 million for the year ended December 31, 2012 compared to $2.4 million for the year ended December 31, 2013. We used $2.0 million in 2012 and $5.5 million in 2013 to purchase short-term investments and had $3.3 million in maturities of short-term investment in 2013. We used $0.5 million in 2012 and $0.1 million in 2013 to purchase property and equipment. We received proceeds of $0.2 million in 2012 and $10 thousand in 2013 for the sale of equipment and assets held for sale. Net cash used in investing activities was $2.0 million for the three months ended March 31, 2013 compared to net cash provided from investing activities of $1.2 million for the three months ended March 31, 2014. We used $4.0 million to purchase short-term investments in the first quarter of 2013. We had $2.0 million and $1.3 million in maturities of short-term investments in the first quarters of 2013 and 2014, respectively. We used $56 thousand and $3 thousand to purchase property and equipment in the first quarter of 2013 and 2014, respectively. We received proceeds of $2 thousand in the first quarter of 2013 for the sale of equipment and assets held for sale.

Net cash used for financing activities was $0.2 million for the year ended December 31, 2012 compared to net cash provided by financing activities of $2.9 million for the year ended December 31, 2013. We borrowed $1.1 million in 2012 and $2.5 million in 2013 under our revolving credit facility. We received $3.0 million in proceeds from the maturity of investments in restricted accounts in 2013. We used $1.5 million in 2012 and $2.5 million in 2013 as collateral for our revolving credit facility. In 2012 we received the release of $163 thousand in pledged funds from our local utility and merchant card providers. We received $5 thousand in 2012 and $24 thousand in 2013 for the issuance of common stock in connection with exercise of stock options. Net cash provided by financing activities was $177 thousand for the three months ended March 31, 2013 compared to $8 thousand for the three months ended March 31, 2014. We borrowed $153 thousand in the first quarter of 2013 under our revolving credit facility. We received $24 thousand and $9 thousand in the first quarters of 2013 and 2014, respectively, from the issuance of common stock in connection with exercise of stock options. We do not currently anticipate a need to increase our borrowing beyond the currently available maximum capacity of $3.9 million under our revolving credit facility.

Contractual Obligations

At March 31, 2014, we had a long-term contractual lease obligation for our 22,833 square foot operating facility located in San Diego, California. The operating lease was entered into during 2010 with occupancy occurring in April 2011 and expiration in March 2020.

We have entered into two revolving credit facilities with Wells Fargo. The first revolving credit facility was entered into in May 2012, or the 2012 RCF, and the second in June 2013, or the 2013 RCF. The maximum capacities for the 2012 RCF and 2013 RCF are $1.5 million and $2.4 million, respectively, for a total capacity of $3.9 million. Both RCFs are collateralized by restricted use accounts held at Wells Fargo, which are $1.5 million for the 2012 RCF and $2.5 million for the 2013 RCF as of March 31, 2014. The documents governing the credit facilities contain covenants, including limitations as to the use of funds, incurring additional indebtedness and the pledging of assets. Prior to April 2, 2014, we were not in compliance with covenants pertaining to (i) the delivery of our 2012 audit report, which was delivered before May 15, 2014 along with the our 2013 audit report; (ii) the pre-approval for certain capital expenditures; (iii) the pre-approval required for entering into a lease for a commercial copier/printer; and (iv) the pre-approval for repurchases of our common stock of at least $500,000 and obtained a waiver from Wells Fargo dated April 2, 2014. On June 24, 2014, we entered into an amendment to the credit facilities which allow us to (i) make additional investments in fixed assets in any fiscal year; (ii) incur operating lease expenses in any fiscal year up to $0.6 million; and (iii) declare or pay any dividend or distribution either in cash, stock or any other property, or redeem, retire, repurchase or otherwise acquire any shares of any class of our stock. We refer to the 2012 RCF and the 2013 RCF collectively herein as the revolving credit facility.

As of March 31, 2014, we had $3.6 million drawn under our $3.9 million revolving credit facility. This amount is due and payable in April 2015. As of March 31, 2014, the 2012 RCF bore a fixed interest rate of 2.00% above LIBOR, or 2.25%. As of March 31, 2014, the 2013 RCF bore fixed interest rates ranging from 2.25% to 2.375% as of that date. The Company recognized $14 thousand and $43 thousand of interest expense related to the RCFs during the years ended December 31, 2012 and 2013, respectively, and $7 thousand and $20 thousand of interest expense related to the RCFs during the three months ended March 31, 2013 and 2014, respectively.

The following table summarizes our contractual obligations at March 31, 2014 and the effects such obligations are expected to have on our liquidity and cash flows in future periods (in thousands).

Payments Due by Period

Contractual Obligations	Total	2014	2015 through 2016	2017 through 2018	After 2018
Operating lease obligations	$2,752	269	745	791	947
Revolving credit facility	3,679	62	3,617	—	—

Funding Requirements

As of March 31, 2014, we had cash and cash equivalents totaling approximately $5.1 million and $4.0 million in restricted cash as collateral for lines of credit. We estimate that the net proceeds from our issuance and sale of 8,333,333 shares of our common stock in this offering at the initial public offering price of $6.00 per share will be approximately $44.2 million, or approximately $51.2 million if the underwriters exercise their option to purchase additional shares in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We currently estimate that we will use the net proceeds from this offering, together with our cash and cash equivalents, as follows:

•	approximately $40 million will be used to fund our ongoing and planned clinical development of PF582, which we believe should be adequate to fund PF582 through completion of the currently planned Phase 3 trial; and

•	the remainder will be used to fund our share of the planned Phase 3 clinical development of PF530, which, along with our current cash on hand, we believe should be adequate to fund our share of the currently planned initial Phase 3 trial through completion.*

* We intend to initiate a Phase 1 trial of PF530 in the second half of 2014. As indicated elsewhere in this prospectus, Strides Arcolab is responsible for funding third-party costs up to Phase 3 trials, at which time we share revenue and costs associated with the development of PF530.

In addition, we may also use a portion of the proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business. However, we have no present understandings, commitments or agreements to enter into any potential acquisitions or investments.

This expected use of the net proceeds from this offering and our existing cash and cash equivalents represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development and commercialization efforts and the status of and results from clinical studies, as well as any collaborations that we may enter into with third parties and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

We do not expect that the net proceeds from this offering and our existing cash and cash equivalents and short-term investments will be sufficient to enable us to fund substantial development of our other product candidates. Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and U.S. government securities.

We expect to incur substantial costs and losses as we continue to expand our research and development activities, particularly as we complete the PF582 and PF530 clinical trials. Our funding requirements will depend on numerous factors, including:

•	the progress of development of our lead product candidates;

•	the timing, receipt and amount of milestone and other payments, if any, from future collaborators;

•	the time and costs involved in obtaining regulatory approvals;

•	the continued progress in our research and development programs, including completion of our preclinical studies and clinical trials;

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

•	the potential acquisition and in-licensing of other technologies, products or assets;

•	the timing, receipt and amount of sales and royalties, if any, from our product candidates;

•	the cost of manufacturing, marketing and sales activities, if any; and

•	the cost of litigation, including potential patent litigation.

We do not expect to generate significant additional revenue, other than payments that we receive from our protein production services, licensing relationships, and our novel vaccine development contracts, until we successfully obtain marketing approval for, and begin commercializing our lead product candidates. We believe the key factors that will affect our internal and external sources of cash are:

•	our ability to successfully develop, manufacture, obtain regulatory approval for and commercialize our lead product candidates;

•	the success of our product candidates, and other preclinical and clinical development programs;

•	continued funding from our government contracts;

•	the receptivity of the capital markets to financings by biotechnology companies; and

•	our ability to enter into additional strategic collaborations with corporate and academic collaborators and the success of such collaborations.

If our existing resources and the proceeds of this offering are insufficient to satisfy our liquidity requirements or if we acquire or license additional technologies, products or assets that fit within our growth strategy, we may need to raise additional external funds through the sale of equity or debt securities. The sale of equity securities may result in dilution to our stockholders. Additional financing may not be available in amounts or on terms acceptable to us or at all. If we are unable to obtain additional financing, we may be required to reduce the scope of, delay or eliminate some or all of our planned research, development and commercialization activities, which could harm our financial condition and operating results.

Off-Balance Sheet Arrangements

We have not engaged in any off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K, other than a JVA with Strides Arcolab, and the indemnification agreements described below.

In March 2013, we and Strides Arcolab entered into the JVA. The JVA was established to provide a vehicle for the advancement of certain biosimilars successful in Phase 1 trials under a joint development and license agreement between us and Strides Arcolab. Under the terms of the JVA, both parties share equally in all decisions, and share revenue and expenses 51% to Strides Arcolab and 49% to us. There has been no activity in the JV to date. Once a biosimilar product successfully completes a Phase 1 trial and Strides Arcolab and we agree to contribute the biosimilar to the JV, the JV will incur activity. For additional details please see the section captioned “Business - Joint Development and Licenses - Strides Arcolab.”

In the normal course of business, we enter into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications, including our Strides Arcolab agreements described above Our exposure under these agreements is unknown because it involves claims that may be made against us in the future, but have not yet been made. As of March 31, 2014, we have not paid any claims or been required to defend any action related to our indemnification obligations. However, we may record charges in the future as a result of these indemnification obligations.

Recently Issued Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board, or FASB issued accounting guidance requiring an entity to disclose information about offsetting arrangements and the impact of these arrangements on our financial position. This guidance is effective for interim and annual periods beginning on or after January 1, 2013. The adoption of this guidance did not have a material impact on our consolidated financial statements.

On April 5, 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for emerging growth companies.

In July 2013, the FASB issued guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The guidance is effective prospectively for years, and interim periods within those years, beginning after December 15, 2013, with an option for early adoption. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09 Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. This ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The effective date will be the first quarter of fiscal year 2018 using one of two retrospective application methods. The Company is currently evaluating the impact of the adoption of this accounting standard update on its financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Fluctuation Risk

The primary objective of our investment activities is to preserve our capital to fund our operations. We also seek to maximize income from our cash and cash equivalents without assuming significant risk. To achieve our objectives, we invest our cash and cash equivalents in money market funds, treasury obligations, short term certificates of deposit and high-grade corporate securities, directly or through managed funds, with maturities of six months or less. As of March 31, 2014, we had cash and cash equivalents of $5.1 million consisting of cash of $1.9 million and investments of $3.2 million in highly liquid U.S. money market funds. In addition, we had $4.0 million in restricted cash all invested in highly liquid U.S. money market funds. A portion of our investments may be subject to interest rate risk and could fall in value if market interest rates increase. However, because our investments are primarily short-term in duration, we believe that our exposure to interest rate risk is not significant and a 100 basis point movement in market interest rates would not have a significant impact on the total value of our portfolio. We actively monitor changes in interest rates.

Foreign Currency Exchange Risk

We contract with CROs and investigational sites in foreign countries. We are therefore subject to fluctuations in foreign currency rates in connection with these agreements. We do not hedge our foreign currency exchange rate risk. To date we have not incurred any material effects from foreign currency changes on these contracts.

Inflation Risk

Inflation may affect us by increasing our cost of labor and clinical trial costs. We do not believe that inflation has had a material effect on our business, financial condition or results of operations for any period presented herein.

BUSINESS

Overview

We are a clinical-stage biotechnology company engaged in the development of difficult to manufacture and high-value proteins, initially focused on biosimilar therapeutics, or biosimilars. Our lead product candidate is PF582, a biosimilar candidate to Lucentis (ranibizumab). Lucentis, marketed by F. Hoffmann-La Roche Ltd. and Novartis AG, for the treatment of patients with retinal diseases, achieved approximately $4.3 billion in global product sales in 2013. For PF582, we are currently conducting a Phase 1b/2a trial in patients with wet age-related macular degeneration, or wet AMD, with results expected in the fourth quarter of 2014. We expect to commence a Phase 3 trial in mid-2015 with results expected in 2017. We intend to commercialize PF582 with our own internal sales and marketing capabilities in North America and Europe. Our next most advanced product candidate is PF530, a biosimilar candidate to Betaseron (interferon beta-1b) that is marketed by Bayer AG for the treatment of multiple sclerosis and achieved over $1.4 billion in global product sales in 2013. For PF530 we plan to initiate a Phase 1 trial in the second half of 2014. We believe we are the most advanced in global development of these biosimilar product candidates. In addition to our two most advanced product candidates, our pipeline includes five other biosimilar candidates as well as vaccine, generic and next generation biologic candidates. To date, none of our product candidates have received marketing authorization from any regulatory agency, and therefore we have not received revenue from the sale of any of our product candidates.

Our product candidates are enabled by our patented protein production platform, Pfēnex Expression Technology®, which we believe confers several important competitive advantages compared to traditional techniques for protein production, including the ability to produce complex proteins with higher accuracy and greater degree of protein purity, as well as significant speed and cost advantages. The development of proteins, such as biosimilars, requires several competencies which represent both challenges and barriers to entry. Due to their inherent complexity, proteins require the use of living organisms to efficiently produce them at a large scale. Traditional techniques for protein production employ a trial and error approach to production organism, or strain, selection and process optimization, which is inherently inefficient and typically produces suboptimal results. This historically inefficient process provides barriers to create or replicate complex proteins, adds significant time to market and results in the high cost of goods typical of biologic therapeutics. Together these limitations pose significant hurdles for companies interested in entering the market with biosimilar products. Our platform utilizes a proprietary high throughput robotically-enabled parallel approach, which allows the construction and testing of thousands of unique protein production variables in parallel, thereby allowing us to produce and characterize complex proteins while reducing the time and cost of development and long-term production.

The 2012 global biologics market represented over $160 billion in product sales with virtually the entire market comprised of branded innovator products. We believe the emerging biosimilar market will be significant due to the large number of blockbuster products losing patent protection in the next several years, abbreviated regulatory pathways for the approval of biosimilars and a mandate for lower drug costs by governments and private payors. A biosimilar is a biologic product that has been demonstrated to be highly similar to a biologic product that is already approved, referred to as a reference product, notwithstanding minor differences in clinically inactive components, and where there are no clinically meaningful differences between the reference product and the biosimilar in terms of the safety, purity, and potency of the product. By 2020, 47 biologic products representing approximately $45 billion of aggregate 2010 product sales will have become available globally. The market opportunities for our two most advanced product candidates are substantial. Lucentis achieved approximately $4.3 billion in global product sales in 2013. By the second quarter of 2018, markets with 2013 Lucentis sales of approximately $530 million will lose patent protection, and become available to PF582. Additionally, by the second quarter of 2020, markets with an additional $2.0 billion in 2013 sales will lose patent protection and become available for biosimilars, and after January 2022 markets with an additional $1.7 billion in 2013 sales will also lose patent protection. Betaseron achieved over $1.4 billion in product sales in 2013. Interferon beta-1b product sales in markets where no intellectual property barriers exist totaled in excess of $52 million in 2013 with other territories representing the balance of product sales becoming available between 2017 and 2021.

Our biosimilar product candidate selection strategy is to focus on products with large addressable markets, which will be free of intellectual property barriers in major markets over our projected approval timelines, and for which our Pfēnex Expression Technology® enables efficient and large scale manufacturing. Our deep pipeline of product candidates and preclinical products under development includes three wholly-owned programs and six that are being developed in a joint venture with Strides Arcolab Limited, a specialty pharmaceutical company. In addition, we are also developing proprietary vaccine candidates that are being funded by the Department of Health and Human Services within the United States government.

The following table summarizes certain information about our product candidates:

Product Candidates

Product Candidate	Branded Reference Drug	Collaboration Partner	Indication	Expected Status/Milestones
Biosimilars(1)

PF582 – Ranibizumab	Lucentis	Wholly-Owned	Wet age-related macular degeneration(2)	Phase 1b/2a in-process – Phase 3 commencing in mid-2015 with data expected in 2017

PF530 – Interferon beta-1b	Betaseron	Strides Arcolab	Relapsing Multiple sclerosis(3)	Phase 1 commencing in the second half of 2014

PF694 – Peg- interferon alpha-2a	Pegasys	Strides Arcolab	Chronic Hepatitis B and C	Phase 1 commencing in the second half of 2015

Generic

PF708 – Teriparatide	Forteo	Wholly-Owned	Osteoporosis	ANDA enabling PK study commencing in the second half of 2015

Novel Vaccines

Px563L – rPA based anthrax vaccine	N/A	U.S. Government Funded	Anthrax vaccine	Phase 1 commencing in the second half of 2014

Px533 – Malaria vaccine	N/A	U.S. Government Funded	Malaria vaccine	Phase 1 commencing in the second half of 2014

(1)	To the extent our biosimilar products are approved for use in the United States and European Union at a future date, we believe that our biosimilar products will be approved for the indications of the reference products, although regulatory authorities may provide approval for only some indications under certain circumstances.
(2)	Lucentis is indicated for use in patients with neovascular age-related macular degeneration, macular edema following retinal vein occlusion, and diabetic macular edema in both the United States and European Union. Lucentis is also indicated for use in patients with choroidal neovascularization secondary to pathologic myopia in the European Union only.
(3)	Betaseron is indicated for use in patients with relapsing forms of multiple sclerosis, including patients who have experienced a first clinical episode and have had an MRI consistent with multiple sclerosis in the United States only. Betaferon is indicated for use in patients with relapsing remitting multiple sclerosis, relapsing secondary progressive multiple sclerosis, and patients with a first clinical event suggestive of multiple sclerosis in the European Union only.

The following table summarizes certain information about our preclinical products under development:

Preclinical Products Under Development

Preclinical Product	Branded Reference Drug	Collaboration Partner	Indication	Status
Biosimilars(1)

PF726 – Peg- interferon beta	N/A(2)	Strides Arcolab	Relapsing Multiple sclerosis	Formulation Development

PF529 Peg- filgrastim	Neulasta	Strides Arcolab	Neutropenia in cancer patients	Process Development

PF444 – Human growth hormone	Genotropin	Strides Arcolab	Growth disturbance	Process Development

PF688 – Certolizumab-pegol	Cimzia	Wholly- Owned	Crohn’s disease (U.S. only) and arthritis	Process Development

PF690 Peg- aspargase	Oncaspar	Strides Arcolab	Acute Lymphoblastic Leukemia	Entering Process Development

Novel Vaccines

Px563L-SDI rPA based anthrax vaccine 2nd generation	N/A	U.S. Government Funded	Anthrax vaccine	Formulation Development

(1)	To the extent our biosimilar products are approved for use in the United States and European Union at a future date, we believe that our biosimilar products will be approved for the indications of the reference products, although regulatory authorities may provide approval for only some indications under certain circumstances.
(2)	PF726 is currently being developed as a next generation biologic.

PF582 - Ranibizumab

With the safety and efficacy of Lucentis already established by the innovator companies, a key hurdle in the development of PF582, or any biosimilar candidate, is establishing bioanalytical similarity of the product candidate to the reference product pursuant to applicable regulations. We have completed extensive bioanalytical similarity studies comparing PF582 to multiple lots of United States and European Union sourced Lucentis as well as comparability studies between multiple lots of PF582 at the pilot scale and commercial scale. We have also completed a preclinical study using an animal model that demonstrated, when injected into the animals’ eyes, PF582 and Lucentis yielded similar tolerability and pharmacological profiles. Based on our analytical and preclinical data package, the U.S. Food and Drug Administration, or FDA, granted us a Biosimilar Initial Advisory Meeting which was held in January 2014. We discussed the data we had generated to date, our Phase 3 trial design and our strategy for the comparison of European Union and the United States licensed reference products. In the subsequent meeting minutes, the FDA indicated that our analytical data appear acceptable to support the development of PF582 as a biosimilar candidate to Lucentis. Similarly, we are in discussions with the European Union’s Committee for Medicinal Products for Human Use, or CHMP.

We have initiated a randomized Phase1b/2a trial to evaluate the safety and efficacy of PF582 for the treatment of wet AMD patients compared to Lucentis. The efficacy endpoints are visual acuity and retinal thickness. We plan to enroll 25 patients at multiple sites in New Zealand and expect to complete the study in the fourth quarter of 2014. The sentinel patient treated with PF582 prior to randomization showed a five letter increase in visual acuity on an eye chart and a reduction in retinal thickness at one month. These initial results are consistent with the results expected from Lucentis. We expect to begin our global Phase 3 trial in mid-2015 with results expected in 2017, and we believe positive results from this trial will provide sufficient data to secure marketing approval in our target markets.

PF530 - Betaseron

Our next most advanced product candidate, PF530, is a biosimilar candidate to the reference product Betaseron (interferon beta-1b), indicated to reduce the number of relapses in patients with relapsing forms of multiple sclerosis. We are jointly developing PF530 with Strides Arcolab who is responsible for development expenses up to Phase 3, at which time we will share in expenses and revenue going forward. We have conducted extensive bioanalytical studies that we believe have established analytical biosimilarity between PF530 and Betaseron. We plan to initiate a Phase 1 trial in the second half of 2014 in Australia, evaluating the safety and pharmacokinetics/pharmacodynamics of PF530 versus Betaseron in healthy male volunteers with data expected in the first half of 2015. If we have positive results in our Phase 1 trial, we plan to initiate a Phase 3 trial in the first half of 2016 in Eastern Europe, the Commonwealth of Independent States, or CIS, and Central Asia to evaluate biosimilarity of PF530, as compared to Betaseron in multiple sclerosis patients. We believe successful results from this trial will provide sufficient data to secure marketing approval in our target markets.

Vaccine Programs

Our Pfēnex Expression Technology® is also well suited for vaccine development. We are developing Px563L, a novel anthrax vaccine candidate, in response to the United States government’s unmet demand for increased quantity, stability and dose sparing regimens of anthrax vaccine. We expect to begin a Phase 1 trial in the second half of 2014. The development of Px563L has been funded by the U.S. Department of Health and Human Services, through the Biomedical Advanced Research and Development Authority, or BARDA, under a $23.9 million fully funded contract, $18.4 million of which Pfenex has already recorded as revenue through March 31, 2014. We are also developing Px533 as a prophylactic vaccine candidate against malaria infection, for which there is currently no available vaccine. We anticipate that Px533 will enter a Phase 1 trial in the second half of 2014. The development of Px533 has been funded by Leidos, formerly Science Applications International Corporation, or SAIC, through its Malaria Vaccine Production and Support Services contract with the National Institute of Allergy and Infectious Diseases, or NIAID. Clinical trials for Px533 are managed by NIAID.

Experienced Management Team

We are managed by a team with significant executive experience in the development, manufacturing and commercialization of biologic drugs. We have developed company-wide knowledge in the key disciplines and areas required for success of our model, including: protein expression, product development and formulation, analytical biochemistry, clinical development, and experience interacting with the Food and Drug Administration, or FDA, and European Medicines Agency, or EMA. Our President and Chief Executive Officer, Bertrand C. Liang, M.D., Ph.D., M.B.A., has significant experience from several biologics companies including Amgen Inc. and Biogen Idec Inc. encompassing corporate, scientific, clinical, regulatory and commercial functions, with direct responsibility for the global development of Neupogen, Neulasta, Aranesp, Kepivance, Stemgen and Zevalin. Dr. Liang was hired to lead the spinout of our Pfēnex Expression Technology® from The Dow Chemical Company, or Dow, and the formation of our company. Patrick K. Lucy, our Chief Business Officer, is one of the leaders of the development of our Pfēnex Expression Technology® within Dow. He has experience ranging from business development to biologics manufacturing and quality systems during his tenure at Repligen Corporation, Lonza and Celltech Biologics. Paul A. Wagner, Ph.D., CFA, our Chief Financial Officer, has experience on both the buy and sell side of the public capital markets. Prior to joining us he was the Biotechnology and Pharma Portfolio Manager for the Allianz Global Investors, a $475 billion investment fund, and previously served as Vice President and Senior Equity Analyst at Lehman Brothers. He also completed a number of financial and strategic transactions at Protein Design Laboratories as a lead in Corporate and Business Development. Dr. Hank Talbot, our Vice President of Operations, is an expert in fermentation with over

35 years of experience in biologics, and was one of the initial development scientists on the use of P. fluorescens as a fermentation protein production engine. He was integrally involved in the industrialization of the platform while at Mycogen and Dow, leading the fermentation and manufacturing teams at industrial scale.

Our Strategy

Our strategy is to utilize our Pfēnex Expression Technology® and our expertise in bioanalytical characterization and product development to become a leading protein therapeutics company focused on developing our own product candidates. The key elements of our strategy include the following:

•	Developing and obtaining regulatory approval of PF582 and maximizing its commercial potential. For PF582, we are currently conducting a Phase 1b/2a trial, with data expected in the second half of 2014, and we plan to initiate a Phase 3 trial in mid-2015 with results expected in 2017. Assuming positive results from this Phase 3 trial, we plan to systematically seek regulatory approval in markets as intellectual property protection and regulatory exclusivity for Lucentis expire. We intend to commercialize PF582 with our own internal sales and marketing capabilities in North America and Europe and expect to selectively consider collaboration arrangements in situations in which the collaborator has particular expertise or resources for the commercialization of the product in particular markets.

•	Developing and obtaining regulatory approval of PF530 and maximizing its commercial potential. We are jointly developing PF530 with Strides Arcolab. We have conducted extensive analytical studies that we believe have established analytical biosimilarity between PF530 and Betaseron. We plan to initiate a Phase 1 trial in the second half of 2014, evaluating the safety and pharmacokinetics/pharmacodynamics of PF530 versus Betaseron with data expected in the first half of 2015. Following a successful Phase 1 trial, we plan to conduct a Phase 3 trial in Eastern Europe, CIS and Central Asia to demonstrate the biosimilarity of PF530, as compared to Betaseron in multiple sclerosis patients. Our intention for the joint venture between Strides Arcolab and us is to launch the product in those countries where intellectual property barriers do not exist.

•	Continuing to develop our pipeline of product candidates and preclinical products under development. In addition to PF582 and PF530 we are developing a pipeline of biosimilars both internally and in partnership with Strides Arcolab. We intend to independently advance both of our internal products including: PF708, a generic candidate to Forteo, and PF688, a biosimilar candidate to Cimzia. In concert with our partner Strides Arcolab, we intend to advance the preclinical and clinical development of biosimilars for peg-interferon alpha-2a (Pegasys), peg-filgrastim (Neulasta), human growth hormone (Genotropin, Humatrope, Nutropin), and peg-aspargase (Oncospar). In addition, we plan to evaluate new product candidates to add to our pipeline.

•

Developing vaccine programs primarily with non-dilutive government funding and other third-party grants.  Using our Pfēnex Expression Technology®, we are developing Px563L as a next generation anthrax vaccine candidate that we expect will address the limitations of the existing approved product including compliance, cost and fulfillment of the Strategic National Stockpile. We have completed a preclinical study of Px563L and we expect to begin a Phase 1 trial in the second half of 2014. The development of Px563L has been funded by the U.S. Department of Health and Human Services, through the Biomedical Advanced Research and Development Authority, or BARDA, under a $23.9 million fully funded contract, $18.4 million of which we have already recorded as revenue through March 31, 2014. We are developing Px533 as a novel malaria vaccine. We anticipate that Px533 will enter a Phase 1 trial in the second half of 2014. The development of Px533 has been funded by Leidos. Clinical trials for Px533 are managed by NIAID. Given the unmet medical need and potential global impact of a successful malaria vaccine we expect that continued funding will be available for further development of Px533. The National

Institutes of Health, World Health Organization, Bill and Melinda Gates Foundation, and the World Bank have all expressed interest in maintaining efforts to develop a malaria vaccine.

•	Developing a pipeline of next generation biologic products. Leveraging our biosimilar product candidate development process, we are developing next generation protein therapeutics that are more cost effective, convenient and efficacious, which we refer to as next generation biologic products. We intend to achieve this through the modification of the first generation protein therapeutic and/or the use of novel technologies that will enable alternative routes of delivery and extension of half-life in the body. These types of modifications typically result in a substantial increase in the cost of goods due to reduced production efficiency of the modified protein. However, we believe that our highly efficient production process will offset any potential increase in cost of goods and result in a more cost effective and advantaged product. We intend to first evaluate our current pipeline of biosimilar product candidates to assess the potential of next generation biologic products as part of a life cycle extension strategy. Additional next generation biologic product candidates will be assessed on an ongoing basis and will be added to our pipeline pursuant to our product candidate selection strategy focused on products with large addressable markets in geographies without intellectual property barriers for which our platform enables efficient and large scale manufacturing.

Industry Overview

Biosimilar Opportunity

We believe the emerging biosimilar market will be substantial due to the large number of blockbuster biologic products that will lose patent protection in the coming years, the abbreviated global biosimilar regulatory pathways and an increasing mandate for lower drug costs by governments and private payors. According to the IMS Institute for Healthcare Informatics, the 2012 global biologics market represented over $160 billion in sales with virtually the entire market comprised of branded innovator products. According to IMS data, the market for global biosimilars grew to $2.4 billion in 2012, representing a compound annual growth rate of 34% since 2007, compared to a rate of 9% over the same period for innovative biologics. We expect the biologics market to shift toward biosimilars over the coming years, much like generic small molecule drugs which now account for an estimated 80% of the dispensed prescription small molecule drug market in the United States. Currently, few biologics are off-patent; however, in 2015, approximately $24 billion of aggregate estimated product sales from 2013 will lose patent protection worldwide. This number will increase every year as several large market biologic products lose patent protection. By 2020, we estimate approximately $45 billion of aggregate 2010 product sales will have become available globally, representing 47 products where intellectual property rights will have expired.

Current Biosimilar Market and Support

Biosimilars have been approved and marketed in several large markets, including the European Union, Russia, Japan, India, China and Brazil. The biosimilar market is most mature in the European Union, where the regulatory pathway has been defined since 2005. Many countries in the region look to biosimilars as an opportunity for cost savings, resulting in the higher growth rate of the biosimilar market compared to the innovator biologics market. In addition, the use of biosimilars has expanded access in several countries, where policy makers and payors are driving use of these products relative to the innovator products. While the specific nature of competition, pricing and adoption is different from country to country, there has been a trend towards adoption of biosimilars across Europe. For example, in the United Kingdom, 83% of the total granulocyte colony stimulating factor, or G-CSF, market, is now biosimilar and has resulted in significant increases in patient access. More broadly, the European Union average biosimilar volume penetration of G-CSF has reached 71%. Similarly, Germany has seen a significant increase in adoption of erythropoietin (EPO). Payors have instituted biosimilar quotas, endorsed biosimilars with physician education, and conducted seminars as well as implemented utilization review of physician work to be consistent with the objectives of the health care system; as a result, biosimilar EPO has over 50% market share in the German EPO market. Efforts in Hungary have shown similar results, where biosimilar G-CSF and EPO represent over 90% of market share; Denmark payors, considering a number of factors, have awarded tenders to the biosimilar somatotropin, resulting in an over 50% market share by volume. For somatotropin, EPO and filgastrim, discounts on biosimilars compared to the reference products ranged between 8% and 23% in European Union member states in 2010, and biosimilars of these products represented approximately 30% to 40% of the volume in the largest five European Union member states in 2013. Finally, governments such as Norway are sponsoring clinical studies to drive use of biosimilar infliximab, and in France the legislature passed Article 47 of the Social Security Budget, allowing pharmacists to substitute biosimilar products for innovator products if the prescription is for a naïve patient and there is no “do not substitute” marking by the physician. These data show significant government and payor support of the biosimilar market within Europe.

Regulatory Aspects of Biosimilar Products

Product development proceeds differently with biosimilars than with innovative biologic candidates. This is a result of abbreviated development requirements for the approval of biosimilars as compared to innovative biologic products. Because a biosimilar product may reference existing information regarding the safety, purity and potency of a previously approved biologic product, a biosimilar product application emphasizes analytical characterization to demonstrate similarity between the biosimilar and the reference product, which regulators have already found to be safe and effective. Additionally there are ongoing collaborative efforts between the FDA, Health Canada and EMA to harmonize requirements for biosimilar products. As recently as March 2014 senior leadership from DG Health and Consumers (European Commission), the EMA, Health Canada and the FDA discussed a number of key initiatives at a cluster meeting. These meetings take place approximately every 18 months, with teleconferences three times a year and provide an opportunity to review the broad strategic areas of the collaboration for the oversight of safety, efficacy and quality of medicinal products in the biosimilar area. Emerging guidance in these geographies will allow the use of reference product sourced from other regions when supported with adequate scientific justification thus facilitating a common clinical data package that may address the requirements of these regions.

Key Aspects of the Biosimilar Application Approval Process in the United States

After several delays in its creation and implementation, the Biologics Price Competition and Innovation Act, or BPCIA, was passed by the United States Congress in 2010, creating an abbreviated approval pathway for biosimilar products, referred to as the “351(k) pathway”. We believe the agency’s guidance to date provides the necessary clarity regarding approval requirements under the 351(k) pathway to permit the development of our biosimilar product candidates and the ultimate submission of applications for marketing approval for these product candidates. A biosimilar application must contain information demonstrating: (1) biosimilarity to the reference product through data derived from analytical studies, animal studies (including an assessment of toxicity), and clinical studies (including an assessment of immunogenicity and pharmacokinetics or pharmacodynamics), unless the FDA determines that such data are unnecessary, (2) sameness of strength, dosage form, and route of administration to the reference product, as well sameness of mechanism(s) of action (to the extent known), (3) approval of the reference product for the condition(s) of use prescribed, recommended, or suggested in the labeling indication(s) proposed for the biosimilar product, and (4) appropriate manufacturing, processing, packing, and holding facilities that meet the standards designed to ensure a safe, pure and potent medicine. Unless the FDA waives the requirement, clinical studies must be sufficient to show the safety, purity and potency of the proposed product for one or more “appropriate” conditions of use for which licensure is sought and for which the reference product is licensed.

Through the end of 2013, the FDA received 10 investigational drug applications for biosimilars, held 32 biosimilar product development meetings, and, as of May 2014, had released five draft guidance documents regarding the implementation of the 351(k) pathway. Of particular note is the fourth guidance document, in which the FDA identifies both the types of meetings that biosimilar product sponsors may pursue with the agency as well as the expectations, requirements and procedures that apply to each meeting and its outcome. The FDA granted us a Biosimilar Initial Advisory Meeting for PF582, which took place on January 28, 2014.

Key Aspects of the Biosimilar Regulatory Pathway in the European Union

The biosimilar regulatory pathway in the European Union was established in 2005, and the European Union was the first jurisdiction to implement a formal regulatory pathway for biosimilars. Requirements for demonstrating biosimilarity between two biologic medicines were outlined by the EMA and CHMP in the Guideline on Similar Biological Products. Under these requirements, biosimilarity is demonstrated through comprehensive similarity studies covering quality, biological activity, safety and efficacy. Since then, the EMA has published two further overarching guidelines (the Guideline on similar biological medicinal products containing biotechnology-derived proteins as active substance—quality issues and the Guideline on similar biological medicinal products containing biotechnology-derived proteins as active substance: non-clinical and clinical issues) as well as various product specific guidelines (such as recombinant follicle-stimulating hormone, interferon beta, recombinant interferon alpha, monoclonal antibodies, recombinant erythropoietins, and recombinant human insulin). These guidelines are revised and updated regularly. The first biosimilar product, Omnitrope®, was approved in 2006. As of 2014, it has been reported that 20 biosimilar products have been approved, and a number of products are currently under review.

Biosimilar Exclusivities in the United States and the European Union

Under existing law, drug developers are permitted to research and develop biosimilars in certain territories, including the United States and specific territories in the European Union, where applicable patents in force may otherwise exclude such activity. However, the levels of sui generis data and market exclusivities in the United States and European Union differ (see table below). Of particular note is that in the United States, there is no additional second indication exclusivity for the innovator (which may add an additional year of exclusivity in the European Union if the competent authorities consider that the additional indication is of significant clinical benefit). In addition, the United States allows for the designation of a product as “interchangeable” with a reference product, meaning that the biosimilar may be substituted for the reference product without the intervention of the health care provider who prescribed the reference product. The first product determined to be interchangeable with a particular reference product is entitled to a period of exclusivity that delays the determination that a subsequent product is interchangeable with the reference product. The European Union framework does not recognize exclusivity rights on the basis of interchangeability.

Exclusivity	European Union	United States
Innovator Data Exclusivity(1)	8 years	4 years
Innovator Market Exclusivity(1)	10 years	12 years
Pediatric Market Exclusivity(2)	6 months to 2 years	6 months
Orphan Market Exclusivity(1)	10 years	7 years
Innovator Second Indication	If 2nd indication approved during data exclusivity with significant clinical benefit, then may be extended 1 year	N/A
Biosimilar Exclusivity	None	None
Interchangeable Exclusivity	None	12 to 42 months based on various triggers(3)

(1)	Exclusivity period commences upon regulatory approval

(2)	6 months extension of supplementary protection certificate (patent term extension); or 2 years additional market exclusivity for orphan drugs; or 1 year extension of market exclusivity if pediatric indication is of significant clinical benefit
(3)	For further discussion regarding exclusivity triggers, please see the section titled “Government Regulation and Pathway - BLA/NDA Approval Process.”

Our Competitive Strengths

We believe that there are many challenges associated with successfully competing in the biosimilar market, including manufacturing and development costs. These challenges are demonstrated by recent biosimilar product strategy re-evaluations at numerous large multi-national pharmaceutical companies. We believe that we possess a number of capabilities that allow us to successfully overcome these challenges as demonstrated by our ability to move our first biosimilar into the clinic in less than 24 months, including:

•	An organization and culture focused on biosimilars. The development and commercialization of biosimilars requires a unique focus and skill set to be successful, which we believe we possess. This includes our knowledge and experience working with the biosimilar regulatory pathways and regulatory bodies in various markets and a focus on low-cost biologic manufacturing. Many companies currently developing biosimilar products are either primarily focused on small molecule generics or innovative therapeutics. The process of developing and commercializing biosimilar products is distinct from that of both generic small molecule and novel biologic pharmaceuticals. We believe that our focused strategy will allow us to exploit the potential of the biosimilar market.

•	Our history of performing protein development and production services for large pharmaceutical clients. Prior to development of our own biosimilar product candidates, our business focused on providing protein production and process development services for innovative product candidates for many pharmaceutical companies including 11 of the top 15 pharmaceutical companies in the world, based on 2013 market capitalization, including Pfizer, Merck, MedImmune, LLC and Bristol-Myers Squibb Company. We believe that our competitive advantages and expertise in protein characterization and production are rooted in our history of serving customers, with a focus on producing protein rapidly and efficiently matching customer product profiles. To date, our success rate to produce active, soluble protein matching a customer product profile has been 81% in over 100 client programs having failed in at least one other production system; moreover, in all such cases, we were able to provide protein that was bioanalytically characterized such that our clients could perform their own analysis and experimental evaluation. This historical focus thus has allowed us to be successful in producing a pipeline of complex proteins, such as biosimilars, that have competitive cost of goods, and match the innovator product characteristics.

•	Rapid development and optimization of manufacturing process. Our platform allows us to engineer an optimal protein production strain within nine weeks compared to approximately one year in the typical case through traditional techniques. This accelerated timeline, along with our ability to characterize and match specific product characteristics, allows us to enter the clinic sooner and at reduced overall costs relative to our competitors. This also facilitates our more rapid development of a commercial manufacturing process. We believe our platform’s established track record of low-cost high quality manufacturing will allow us to maintain long-term low cost of goods for our products.

Pfēnex Expression Technology®

Protein Production Overview

Protein production is a fundamental activity necessary for biological drug development and manufacturing. The most common method of manufacturing therapeutic proteins involves the use of engineered microorganisms. Proteins produced using these organisms are referred to as recombinant proteins. Recombinant proteins are produced by inserting DNA, or a gene, that codes for the protein, into a cell which then acts as a protein production factory. Typically this is accomplished by inserting DNA into an expression vector, which contains genetic control elements that can be used to turn the gene on and off.

Challenges

Successful protein production can be impacted by alterations in the production cell functions such as the protein folding apparatus or the presence or absence of enzymes that can degrade the recombinant protein. Determining which of these components, or variants, will improve production of any particular protein cannot be determined from the amino acid sequence of the protein being produced; therefore it is advantageous to evaluate a very large number of variants. Traditional techniques for protein production employ a trial and error approach to strain selection which is inherently inefficient and typically produces suboptimal results in terms of quality, speed and scalability. The inefficiency of traditional techniques adds significant time to market and is a barrier to creating or replicating complex proteins. The result is a high cost of developing and manufacturing biologic therapeutics. Together these limitations pose significant hurdles for companies interested in entering the market with biosimilar products.

Our Solution

We have replaced the traditional, trial and error approach to protein production with a simultaneous, parallel processing model that allows the construction and testing of thousands of unique protein production variables in parallel. This technology, which became our Pfēnex Expression Technology® was originated at Mycogen Corporation and further developed at Dow, collectively, over a period of 20 years, and was assigned to us as part of the 2009 spinout to form the basis of our company. Mycogen and Dow used this technology to commercially manufacture, at low cost, a broad range of proteins for industrial applications. We have continued to improve the technology for the specific use in biopharmaceuticals development and manufacturing. Our patented Pfēnex Expression Technology® is capable of identifying a final production strain in approximately nine weeks compared to approximately one year or more in the typical case, if even possible, compared to the traditional trial and error approach as illustrated in the diagram below. We believe our platform delivers a significant competitive advantage for protein production, including higher accuracy, greater degree of protein purity, speed and lower costs.

Our platform is based on automated high-throughput screening of large libraries of novel, genetically engineered P. fluorescens bacterial expression strains. The libraries contain thousands of expression strains which are constructed from a large inventory of expression vectors, or genetic elements, incorporated into engineered P. fluorescens host strains. We then employ automated, robotically enabled parallel high-throughput screening, incorporating extensive bioanalytical testing, in order to select strains from the library which express the protein of interest at optimal yields, purity and potency. Extensive fermentation scouting experiments on the selected strains allows for the identification of a final production strain with further improvements in the yield of the active therapeutic protein.

Our Pfēnex Expression Technology® platform consists of three primary elements that when combined deliver a significant competitive advantage for protein production that differentiates us in the biopharmaceutical industry.

The three elements include:

•	Robust Protein Production Organism

•	Creation of Extensive Library of Protein Expression Variants

•	Robotically Enabled High Throughput Screening

Robust Protein Production Organism

P. fluorescens has been used industrially where it has efficiently produced complex proteins. We exploit certain attributes of the P. fluorescens bacterium that enables us to rapidly identify the optimal strain for a specific protein of interest. The favorable attributes of the P. fluorescens bacterium include:

•	Secretion of soluble protein into the bacterial periplasm, or the space between the inner and outer membrane in gram negative bacteria, resulting in increased recovery yields of properly folded protein

•	P. fluorescens genome allows for modifications, including deleting protease genes, or nucleotides that provide instructions for synthesis of RNA into a specific protease, and inserting chaperone and/or disulfide bond isomerase genes, or nucleotides that provide instructions for synthesis of RNA into a specific chaperone or disulfide isomerase, which overall increase the quality and production of properly folded active full length proteins

•	Selection of expression strains without the use of antibiotics

•	High cell density fermentation due to its obligate aerobe growth nature, or bacterium that can only grow in the presence of oxygen, which improves the protein production for characterization, enables consistent scale-up and long-term low cost of goods

Creation of Extensive Library of Protein Expression Variants

We have developed an extensive toolbox of protein production variants that can be readily accessed for finding the best choice for manufacturing of a specific protein. This toolbox is continuously growing due to our ongoing research and development efforts. We construct libraries of thousands of unique expression strain variants by combining engineered P. fluorescens host strains with proprietary expression vectors. The engineered P. fluorescens strains have reduced expression of protein degrading enzymes and/or increased levels of folding elements while the expression vectors consist of plasmids with engineered genetic elements including promoters, ribosome binding sites and secretion leaders. Determining which of these variants will improve production of any particular protein cannot be determined from the amino acid sequence of the protein of interest. As a result, we employ the automated high throughput screening of a large library of the strain variants in order to select the strain that produces the protein of interest at optimal purity, yield and potency.

Robotically Enabled High Throughput Screening

Our high-throughput automation supports simultaneous, parallel evaluation of thousands of unique protein production alternatives, enabling rapid identification of the optimal production strain for the protein of interest. Our protein production technology employs rapid construction of protein production strains and testing thousands of unique variants evaluated through automated sample analysis to determine the titer, or quantity of the product per unit volume, of high quality protein each expression strain produces, which can then be analyzed through our high throughput analytical capacity. Our proprietary, robotically enabled automated high throughput screening process, along with our optimized production organism and toolbox of variants, as well as our expertise in analytical characterization, expedites the development of an optimal protein production engine from approximately one year in a typical case for traditional approaches, if at all possible, to approximately nine weeks with our Pfēnex Expression Technology®.

Our Products

The development of our own portfolio of products has been enabled by our successful history of meeting analytically rigorous client specifications of protein quality, yield and potency using our Pfēnex

Expression Technology®. Our pipeline includes 12 product candidates and preclinical products under development in various stages of development. Details of our pipeline are included below:

Biosimilar and Next Generation Candidates

PF582 - Ranibizumab

PF582, our most advanced product candidate, is a biosimilar product candidate to the licensed biologic, or the reference product Lucentis (ranibizumab), a prescription medicine indicated for the treatment of visual impairment due to age-related (wet) macular degeneration, macular edema following retinal vein occlusion and diabetic macular edema. PF582 is currently being tested in a Phase 1b/2a trial, which we expect will be completed in the fourth quarter of 2014. Following market authorization, if obtained, we intend to commercialize PF582 with our own internal sales and marketing capabilities in North America and Europe and through marketing partners in other geographies.

Market Overview

Lucentis achieved approximately $4.3 billion in global revenue in 2013. According to IMS, by the second quarter of 2018, markets with 2013 Lucentis sales of approximately $530 million will lose patent protection, expanding the biosimilar market opportunity. Additionally, by the second quarter of 2020, markets with an additional $2.0 billion in 2013 Lucentis sales will also lose patent protection and become available for biosimilars, and after January 2022 all remaining markets with an additional $1.7 billion in 2013 Lucentis sales will also lose patent protection. Given the characteristics of the patient populations for each of its three approved indications, we believe ranibizumab has attractive long-term growth prospects. In addition, we believe, the market is underpenetrated for the approved indications allowing future growth opportunities particularly for lower cost biosimilars.

•	Wet AMD – Age-related macular degeneration, or AMD, is the leading cause of severe vision loss in people over age 60, and it impacts approximately 30-50 million people worldwide. AMD occurs when the center of the retina, known as the macula, deteriorates. In the United States, approximately 15 million people suffer from AMD. Wet AMD accounts for about 10% of all cases of AMD and about 600,000 new cases of wet AMD are diagnosed each year globally.

•	Diabetic Macular Edema – Diabetic macular edema, or DME, is the leading cause of blindness in young adults in developed countries. The global prevalence of DME is approximately 21 million people. Worldwide, 285 million adults suffer from diabetes, and the number of adults who suffer from diabetes is projected to increase by 69% in developing countries and 20% in developed countries from 2010 to 2030. Approximately 28% of patients with type 2 diabetes and 12% of patients with type 1 diabetes will develop DME.

•	Retinal Vein Occlusion – Retinal vein occlusion, or RVO, is the blockage of the small veins that carry blood away from the retina, potentially causing glaucoma and loss of vision. RVO affects more than one million people in the United States and 16.4 million people globally. In the United States, approximately 193,000 new cases of RVO are diagnosed each year.

Preclinical Development

We have completed extensive bioanalytical similarity studies comparing PF582 to multiple lots of United States and European Union sourced Lucentis as well as comparability studies between multiple lots of PF582 at the pilot scale and cGMP commercial scale. The extensive analysis performed allowed comparison of purity, identity, primary structure, higher order structure, potency and safety of PF582 using over 100 different analytical tests and activity assays each of which has demonstrated the similarity of PF582 to Lucentis.

We have also completed a preclinical study using an animal model that demonstrated, when injected into animal eyes, PF582 and Lucentis yielded similar tolerability and pharmacological profiles. Based on our analytical and preclinical data package, the FDA granted us a Biosimilar Initial Advisory Meeting which was held in January 2014 to discuss the data we had generated to date, our Phase 3 trial design and our strategy for the comparison of European Union and United States licensed reference products. In the subsequent meeting minutes, the FDA indicated that our analytical data appear acceptable to support the development of PF582 as a biosimilar candidate to Lucentis. Similarly, we are in discussions with the European Union’s Committee for Medicinal Products for Human Use, or CHMP, and we anticipate written scientific advice by the end of the second quarter of 2014.

Clinical Development

We have initiated a randomized Phase 1b/2a trial to evaluate the safety and efficacy of PF582 for the treatment of wet AMD patients compared to Lucentis. The efficacy endpoints are visual acuity and retinal thickness. We plan to enroll 25 patients at multiple sites in New Zealand and expect to complete the study in the fourth quarter of 2014. The sentinel patient treated with PF582 prior to randomization showed a five letter increase in visual acuity on an eye chart and a reduction in retinal thickness at one and three months, and showed an approximately 40% improvement in retinal thickness and more than 90% reduction in lesion size after 3 months. These initial results are consistent with the results expected from Lucentis. We expect to begin our global Phase 3 trial in mid-2015 with results expected in 2017. We anticipate the Phase 3 pivotal trial will be a one year bioequivalence study consisting of two arms (PF582 and Lucentis) in approximately 200 patients per arm with similar endpoints to our ongoing Phase 1b/2a trial. We expect to complete the trial in 2017 and we believe positive results will provide sufficient data to secure marketing approval in our target markets.

PF530 – Interferon Beta-1b

PF530 is an interferon beta-1b biosimilar candidate to the reference product Betaseron, a prescription medicine used to reduce the number of relapses in patients with relapsing forms of multiple sclerosis. Multiple sclerosis is a debilitating disease in which the body’s immune system breaks down the protective sheath, or myelin, that covers nerves, causing interference in communication between the brain, spinal cord, and other areas of the body. We are jointly developing PF530 with Strides Arcolab as part of our joint development and licensing and joint venture agreements. Our currently planned clinical development strategy will support initial market registration in India, Malaysia, Russia and countries located in Central and Eastern Europe in the fourth quarter of 2018 and the first quarter of 2019 with the remaining markets, including the United States and the European Union becoming available by 2021; however if we are successful in developing an alternative formulation of interferon beta-1b it may enable the earlier launch of the product in more expansive geographies.

Market Overview

Multiple sclerosis affects more than an estimated 2.3 million people worldwide and is increasing in prevalence and incidence. The global multiple sclerosis market is expected to grow from $14.4 billion in product sales in 2012 to an estimated $21 billion by 2022. Interferon beta products are the standard of care for first line treatment options in the management of patients with Relapsing Remitting Multiple Sclerosis (RRMS). Betaseron sales were $1.4 billion in 2013.

Preclinical Development

We have analyzed multiple lots of Betaseron sourced from the United States, which has allowed us to compare PF530 to the reference product and establish analytical biosimilarity between PF530 and Betaseron. Consistent with established EMA guidance for interferon beta-1b biosimilar development candidates, based on our extensive in vitro bioassays and quality assessment we do not believe our product requires preclinical animal studies. With our collaboration partner Strides Arcolab, we believe that we have developed a manufacturing process that will allow us to produce PF530 on a commercial scale. Technology transfer to a cGMP-compliant manufacturer in India is completed and cGMP production of Phase 1 clinical product is expected to begin in the second quarter of 2014.

Clinical Development

We intend to initiate a Phase 1 trial in Australia in the second half of 2014 encompassing pharmacokinetics and pharmacodynamics in healthy volunteers in conformance with the draft EMA guidance for interferon beta. For the Phase 1 trial, we intend to use the formulation consistent with the reference product. Following a successful Phase 1 trial, we plan to initiate a Phase 3 trial in the first half of 2016 in Eastern Europe, CIS and Central Asia geographies to evaluate biosimilarity of PF530, as compared to Betaseron in previously untreated multiple sclerosis patients.

PF694 – Peginterferon Alpha-2a

PF694 is an interferon alpha-2a biosimilar candidate to the reference product Pegasys, a prescription medicine used for the treatment of chronic Hepatitis C viral (HCV) infections. Pegasys is a PEGylated form of interferon alpha-2a. Interferons are a class of naturally occurring antiviral proteins produced by certain human cells in response to viral infections. Polyethylene glycol, or PEG, is a polymeric compound that, when attached to interferon alpha-2a, increases the retention of the drug in the body, resulting in certain clinical benefits such as reduced dosing frequency. We are jointly developing PF694 with Strides Arcolab as part of our joint development and licensing and joint venture agreements.

Market Overview

HCV is a pressing global health issue infecting an estimated 2.35% (160 million) of the world’s population and causing over 350,000 deaths per year. The prevalence rate of HCV varies by country around the world with most having prevalence rates of 1% to 2%. However, some countries such as Egypt (15%) and Taiwan (4.4%) report much higher prevalence.

The worldwide HCV market is forecast to grow from $4.7 billion in 2012 to $17.7 billion in 2017 in product sales. In emerging markets, the current standard of care for treatment of HCV is a combination therapy of once per week injected PEGylated interferon alpha plus daily ribavirin oral therapy for a course of 24 to 48 weeks of treatment dependent upon the HCV genotype. The two approved PEGylated interferons are Roche’s Pegasys and Merck’s PegIntron. In emerging markets, high costs and low diagnosis rates present barriers for infected individuals to access treatment. Pegasys has a commanding share of the injectables market with product sales of approximately $1.5 billion in 2013 with PegIntron selling $496 million in 2013.

Preclinical Development

We have developed a production strain for PF694, and are currently analyzing multiple lots of the innovator product of interferon alpha-2a to establish analytical biosimilarity between PF694 and Pegasys. After process development of a scalable manufacturing process, we plan to technology transfer to Strides Arcolab for further formulation development, and subsequently, will transfer to a cGMP manufacturer for production of clinical product.

Clinical Development

Pursuant to our JDLA with Strides Arcolab, we plan to commence a Phase 1 trial in the second half of 2015. Following our Phase 1 trial, if successful, we plan to initiate a Phase 3 trial in 2017 evaluating the biosimilarity of PF694 as compared to Pegasys in HCV treatment naïve patients.

PF708 - Teriparatide

PF708 is a teriparatide generic peptide product candidate to the reference listed drug Forteo, an injectable prescription medicine marketed by Eli Lilly and Company for the treatment of severe osteoporosis. Teriparatide is a shortened version of the naturally occurring parathyroid hormone (amino acids 1-34) that promotes bone growth. To date, we have demonstrated production of teriparatide in quantities that we believe predict a competitive cost of goods. Process development is ongoing and we expect to initiate cGMP manufacturing in the first half of 2015. Despite teriparatide being a biologic peptide currently manufactured in E. coli, due to its size (less than 40 amino acids), it is considered a small molecule. As a result, we are able to develop PF708 as a generic drug in the United States pursuant to an Abbreviated New Drug Application, or ANDA, for generic drugs.

Market Overview

The global osteoporosis market represents a significant opportunity, with product sales that are estimated to be approximately $5.2 billion in the United States, Japan and the five major European Markets in 2021. Treatment with teriparatide is the only treatment approach that promotes bone growth currently available for the treatment of osteoporosis. According to the National Institutes of Health (NIH), it is estimated that approximately 44 million Americans either have osteoporosis or are at increased risk due to low bone mass (osteopenia). Forteo (marketed as Forsteo in Europe), is the only product currently approved that builds bone primarily by increasing the activity of osteoblasts (cells that deposit bone). Worldwide sales of Forteo were approximately $1.25 billion in 2013.

Preclinical Development and Clinical Development

The ANDA pathway does not require preclinical in vivo studies. We intend to perform bioanalytical comparative analysis of PF708 to Forteo. We intend to initiate a pharmacokinetic bioequivalence study in the United States in the second half of 2015. Following the successful completion of the pharmacokinetic bioequivalence study we intend to file for marketing authorization in North America and/or the European Union to enable launch no later than 2019, immediately upon patent expiration.

Preclinical Products Under Development

In addition to our product candidates, we also have a number of preclinical products under development. We are currently in formulation development for PF726- peg-interferon beta, which is being developed as a next generation biologic for the treatment of relapsing multiple sclerosis. We are also in process development for PF529-peg-filgrastim, PF444-human growth hormone, and PF688-certolizumab-pegol, which are being developed as biosimilars of Neulasta, Genotropin, and Cimzia, respectively. In 2013, the approximate global sales for Neulasta, Genotropin (and other branded versions of human growth hormone), and Cimzia totaled $4.4 billion, $3.0 billion and $820 million, respectively. Additionally, we are entering process development for PF690-peg-aspargase, which is being developed as a biosimilar for Oncaspar. Oncaspar had approximate global sales of $175 million in 2013.

Vaccines

Our Pfēnex Expression Technology® has allowed us to build a portfolio of vaccine and vaccine antigen candidates to address infectious diseases. Capitalizing on our ability to rapidly identify production strains for vaccine antigens, we have developed a portfolio of antigens that have historically been difficult to produce in traditional protein production systems, thereby enabling us to pursue infectious disease vaccine development. Our vaccine pipeline includes the following two product candidates:

Px563L

Px563L is a novel anthrax vaccine candidate based on a recombinant modified form (mutant) of the protective antigen from Bacillus anthracis (anthrax). We are developing Px563L in response to the United States government’s unmet demand for increased quantity, stability and dose sparing regimens of anthrax vaccine. We believe Px563L addresses each of these demands. We have completed preclinical assessment of Px563L and we expect to begin a Phase 1 trial in the second half of 2014. The development of the Px563L has been funded by the U.S. Department of Health and Human Services, through BARDA under a contract providing up to $23.9 million in funding.

Market Overview

In October 2001, letters contaminated with anthrax spores were delivered to government officials and members of the media in the United States. As a result of these attacks, 22 people became infected with anthrax and five people died. In response to this and other terrorist attacks around the world, the biodefense market has grown dramatically. Since 2005, the United States Department of Health and Human Services, or HHS, has been securing medical countermeasures for the Strategic National Stockpile. From September 30, 2011 through December 31, 2013, HHS has purchased approximately 18 million doses of the anthrax vaccine, BioThrax. Current government procurement contracts for BioThrax are approximately $250 million annually with pricing of approximately $27 a dose. In addition to HHS purchases, the federal government spends billions of dollars in biodefense through the National Institute of Allergy and Infectious Diseases, or NIAID, and Office of Public Health Preparedness and Response. In 2013, the Pandemic and All-Hazards Preparedness Reauthorization Act, or PAHPRA, which was originally passed in 2006 to improve the United States’ public health and medical preparedness and response capabilities for emergencies, authorized $2.8 billion for the procurement of countermeasures for biological, chemical, radiological and nuclear attacks. If successful with clinical development, we intend to enter into a procurement relationship with the federal government to supply the Strategic National Stockpile.

Preclinical and Clinical Development Strategy

In preclinical animal studies, Px563L has demonstrated higher immune responses than the only available anthrax vaccine, BioThrax, and therefore has the potential to provide longer protective immunity with fewer vaccinations. The selected formulation has been shown to be amenable to freeze-drying, which could allow for storage at ambient temperatures and provide longer stability. Through the application of our Pfēnex Expression Technology® we have developed a robust production strain for manufacturing that has demonstrated an ability to produce large amounts of mutant recombinant protective antigen, or mrPA. In addition, we have developed a production process for the large scale manufacturing of bulk mrPA. We intend to produce our cGMP clinical product in the third quarter of 2014.

Px533

Px533 is a prophylactic vaccine candidate to protect against malaria infection. The three stages of malaria transmission include the mosquito stage, the liver stage, and the blood stage. Our lead vaccine candidate is based on the liver stage antigen, circumsporozoite protein, or CSP, derived from Plasmodium falciparum. There is no approved vaccine for malaria. We anticipate that Px533 will enter a Phase 1 trial in the second half of 2014. The development of our proprietary Px533 has been funded through a subcontract with Leidos through its Malaria Vaccine Production and Support Services contract with NIAID. If early clinical development is successful, we intend to partner with governmental and non-governmental sources to fund the development of and commercialization efforts of Px533.

Market Overview

Over three billion people, most living in tropical regions, are exposed to malaria, and 500-600 million clinical infections occur every year. In some areas of the world, mosquitoes that carry malaria have developed resistance to insecticides, which has led to difficulty in controlling both the rate of infection and spread of this disease. Military forces and travelers are at great risk of developing malaria while deployed or traveling in endemic areas. Thus, the principal drivers of the malaria vaccine market are the military and travelers, with the military market estimated to require approximately 12.5 million doses by 2025 and travelers estimated to require between 1.7 million and 3.3 million doses by 2025.

Preclinical and Clinical Development Strategy

Utilizing our Pfēnex Expression Technology®, we have developed a production strain for manufacturing that is capable of producing CSP that has shown in vivo response in preclinical studies. We have developed a scalable cGMP manufacturing process for the production of bulk CSP. We transferred the production strain and process to a contract manufacturing facility in the United States and the manufacturer successfully produced the cGMP product to be used in the NIAID-sponsored Phase 1 trial. We anticipate that Px533 will enter a Phase 1 trial during the second half of 2014. All trial activities will be managed, funded and controlled by NIAID.

Leidos has also awarded us a subcontract to develop a robust, scalable, manufacturing process for large-scale production of the blood-stage malaria antigen P. falciparum reticulocyte-binding homolog 5 (Rh5). This is a second potentially complimentary antigen to CSP. This is the second contract awarded to us for the development of a critical and difficult to produce malaria antigen. This subcontract was the result of successful preclinical studies performed by Leidos collaborators to evaluate the Rh5 antigen that was produced using our Pfēnex Expression Technology®.

Protein Production

Utilizing our Pfēnex Expression Technology®, we provide protein production and process development services to third parties on a fee for service basis in support of the development of novel biopharmaceuticals. Pursuant to a license agreement, the third party licenses a production strain from us and then pays us an up-front payment, milestone payments based upon clinical progression and regulatory filings, and a royalty based on product net sales. Our protein production efforts enable us to maximize the utilization of our Pfēnex Expression Technology®, expand our institutional knowledge and generate revenue.

Reagent Proteins

Utilizing our Pfēnex Expression Technology®, we supply reagent, preclinical, and cGMP-grade proteins to the biopharmaceutical and vaccine development community. We sell through multiple channels including directly and through distribution relationships worldwide.

Joint Development and Licenses

Strides Arcolab

In December 2012, we entered into a joint development and license agreement, or JDLA, with Strides Arcolab, to develop biosimilar products according to development plans to be mutually agreed upon by us and Strides Arcolab. Under such development plans, we will generally be responsible for establishing and characterizing a research cell bank of the protein production strain and developing a manufacturing process and analytical methods, while Strides Arcolab will generally be responsible for developing master and working cell banks for the applicable protein production strain, developing a formulation for the applicable biosimilar product, manufacturing the biosimilar for Phase 1 trials, conducting preclinical and Phase 1 trials and managing regulatory matters. Each of Strides Arcolab and us will bear our own costs for the aforementioned development activities. Each of Strides Arcolab and us must use commercially reasonable efforts to accomplish the objectives set forth in the development plan for each biosimilar product and certain milestones set forth in the JDLA. Except pursuant to the JDLA during its term, neither we nor Strides Arcolab may develop, manufacture, supply or commercialize any product that is being or has been developed under the agreement or assist any third party to do the same.

In March 2013, we entered into a joint venture agreement, or JVA, with Strides Arcolab to form a joint venture company, or JV, to develop and commercialize biosimilar products developed under the JDLA that have completed Phase 1 trials. Under the terms of the JVA, when formed, we will own a forty-nine percent equity interest in the JV, while Strides Arcolab will own a fifty-one percent equity interest in the JV. Both we and Strides Arcolab will have equal board representation and equal voting rights.

To date, we and Strides Arcolab have identified six biosimilar candidates for development under the JDLA and potential further development and commercialization by the JV:

•	Interferon beta-1b (a biosimilar candidate to Bayer HealthCare Pharmaceuticals’ Betaseron);

•	PEGylated interferon beta-1b;

•	PEGylated interferon alpha-2a (a biosimilar candidate to Roche’s Pegasys);

•	PEGylated filgrastim (a biosimilar candidate to Amgen Inc.’s Neulasta);

•	Human growth hormone (a biosimilar candidate to Pfizer Inc.’s Genotropin); and

•	PEGylated aspargase (a biosimilar candidate to Sigma-Tau Pharmaceuticals Inc.’s Oncaspar).

Upon successful completion of the first Phase 1 trial for each biosimilar candidate, we and Strides Arcolab will transfer to the JV the applicable biosimilar candidate and all associated data, rights and assets, including any inventions developed by us or Strides Arcolab under the JDLA and all intellectual property rights therein. After transfer of a biosimilar product to the JV, Strides Arcolab will be responsible for manufacturing such biosimilar product and the JV, Strides Arcolab will be responsible for all regulatory filings and approvals, clinical trials, commercialization strategies and distribution of the applicable biosimilar product upon approvals.

The JDLA will continue on a biosimilar product-by-biosimilar product basis until successful completion of the first Phase 1 trial for such biosimilar product. Either we or Strides Arcolab may terminate the JDLA in its entirety for the other party’s insolvency, or in its entirety or with respect to the applicable biosimilar product for the other party’s material breach of the JDLA. In addition, if the JVA is terminated in its entirety, the JDLA will automatically terminate.

The JVA will remain in effect so long as there is at least one biosimilar product under development or commercialization by the JV. If the JV fails to initiate the first commercial sale of a biosimilar product within the timeframe set forth in the plan for such biosimilar product, either we or Strides Arcolab may terminate the JVA with respect to such biosimilar product upon notice to the other party. Beginning March 7, 2018, either we or Strides Arcolab may offer to sell our or Strides Arcolab’s entire equity interest in the JV to the other party, at which time the other party must either buy the first party’s entire interest in the JV or sell to the first party such other party’s entire interest in the JV. In addition, if either we or Strides Arcolab materially breaches the JVA or become insolvent and fail to cure such breach or insolvency within a specified period of time, the other party may require the breaching or insolvent party to buy such other party’s entire equity interest in the JV or to sell such breaching or insolvent party’s entire equity interest in the JV to such other party.

The Dow Chemical Company

On November 30, 2009, we entered into a series of agreements with Dow Global Technologies LLC and/or The Dow Chemical Company, or collectively, Dow, including a technology assignment agreement, a technology licensing agreement, and a grant-back and technology license agreement. Under the technology assignment agreement, Dow assigned to us certain patents, know-how and trademarks relating to our Pfēnex Expression Technology®. Under the technology licensing agreement, Dow granted us exclusive licenses to exploit certain patents relating to RNA viruses, oral immunization methods and certain amended recombinant cells, and a non-exclusive license to exploit certain patents relating to production and isolation techniques for peptides and proteins made using our Pfēnex Expression Technology®. Under the grant-back and technology license agreement, we granted to Dow exclusive and non-exclusive licenses under certain patents and know-how relating to our Pfēnex Expression Technology® to use certain biological materials to make, use and commercialize products in certain fields of use that do not include human therapeutics.

The U.S. Department of Health and Human Services

In July 2010, we entered into a contract with BARDA, a division of the Office of the Assistant Secretary for Preparedness and Response in the U.S. Department of Health and Human Services, to develop a production strain and process for the production of bulk recombinant Protective Antigen, or rPA, from anthrax. Under the contract, which was amended in October 2011, December 2011, March 2012, April 12, 2012, April 2013 and January 2014, we have agreed to provide protein production and process development services to BARDA through May 2012 for a fixed fee of approximately $10.1 million. BARDA has two options to extend the term of the contract for additional payments totaling $13.8 million. BARDA exercised these options in April 2012 and September 2013 extending the term through December 2014. Through March 31, 2014, $18.4 million had been recorded as revenue under this contract.

As the prime contractor, we are responsible for performing activities under a research plan proposed by us and accepted by BARDA. We are also obligated under the contract to satisfy various federal reporting requirements, including technical reporting with respect to our development activities, reporting with respect to intellectual property and financial reporting. In addition, certain technical documents and our clinical trial protocols may be reviewed by BARDA prior to their finalization and/or submission.

Under standard government contracting terms, the government receives only limited rights for government use of certain of our pre-existing data and certain data produced with non-federal funding, to the extent such data are required for delivery to BARDA under the project. The United States government receives unlimited rights to use and disclose new data first produced under the project with BARDA funding. If the product is successfully developed and achieves marketing authorization, we would have the commercial rights to the anthrax vaccine; provided that the United States government is entitled to a nonexclusive, worldwide, royalty-free license to practice or have practiced any patent on an invention that is conceived or first reduced to practice under the project, and may obtain additional rights if we do not elect to retain ownership of a subject invention or if we do not satisfy certain disclosure and patent prosecution obligations with respect to a subject invention. Our contract with BARDA does not entitle the government to any sales royalties or other post-commercialization financial rights.

BARDA is entitled to terminate the project for convenience at any time, and is not obligated to provide continued funding beyond current year amounts allotted from Congressionally approved annual appropriations.

The National Institute of Allergy and Infectious Diseases (NIAID)

In September 2012, we entered into a contract with NIAID for the development of a next generation anthrax vaccine. Under the contract, which was amended in April 2013 and November 2013, we have agreed to provide services to NIAID for approximately twenty five months under a cost plus contract with a total value of approximately $2.2 million. NIAID has thirteen options to extend the term of the contract for additional payments totaling approximately $22.9 million.

As the prime contractor, we are responsible for performing activities under a research plan proposed by us and accepted by NIAID. We are also obligated under the contract to satisfy various federal reporting requirements, including technical reporting with respect to our development activities, reporting with respect to intellectual property and financial reporting.

Under standard government contracting terms, the government receives only limited rights for government use of certain of our pre-existing data and certain data produced with non-federal funding, to the extent such data are required for delivery to NIAID under the project. The United States government receives unlimited rights to use and disclose new data first produced under the project with NIAID funding. If an anthrax vaccine is successfully developed and achieves marketing authorization we would have the commercial rights to the anthrax vaccine; provided that the United States government is entitled to a nonexclusive, worldwide, royalty-free license to practice or have practiced any patent on an invention that is conceived or first reduced to practice under the project, and may obtain additional rights if we do not elect to retain ownership of a subject invention or if we do not satisfy certain disclosure and patent prosecution obligations with respect to a subject invention. Our contract with NIAID does not entitle the government to any sales royalties or other post-commercialization financial rights.

NIAID is entitled to terminate the project for convenience at any time, and is not obligated to provide continued funding beyond current year amounts allotted from Congressionally approved annual appropriations.

Leidos, Inc. (formerly SAIC, Inc.)

In September 2009, we entered into an agreement with Leidos, Inc. or Leidos to evaluate the development of a malaria antigen using our protein production technology and to provide production and support services for manufacturing of the malaria vaccine. The original contract was amended multiple times in 2010, 2011, 2012 and 2013 to increase the scope of services we provide. Under the contract, we are paid a fixed fee of approximately $8.4 million for services performed over the five-year term. We recognize revenue as we perform the services. Leidos may terminate our agreement in whole or in part for our breach or insolvency, or if it determines that termination is in its interest.

Collaboration Partners

To date, we have generated only limited revenue from government contracts, service agreements, collaboration agreements, and reagent protein product sales. For the years ended December 31, 2012 and 2013, two collaboration partners, BARDA and Leidos, each accounted for more than 10% of our revenue. Additionally, there was one entity accounting for more than 10% of our revenue in each of 2012 and 2013; however, those entities have terminated their agreements with us or were the result of one-time transactions and are not expected to provide significant revenue going forward.

Government Regulation

Government authorities in the European Economic Area, at European Union and national Member State level, and in United States, at the federal, state and local level, extensively regulate, among other things, the research, development, testing, manufacturing, labeling, packaging, promotion, advertising, storage, distribution, marketing, post-approval monitoring and reporting, and export and import of drugs and biologics such as those we are developing. We, along with third party contractors, will be required to navigate the various preclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval or licensure of our product candidates. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources.

European Economic Area Regulation

In the European Economic Area, or EEA, comprising the European Community (European Union) plus Iceland, Liechtenstein and Norway, the information that must be submitted to the European Medicines Agency, or EMA, or to the competent authorities in the relevant European Union Member States varies depending on whether the biological medicinal product is a new product, whose quality, safety and efficacy has not previously been demonstrated in humans or a product whose known biological active substance and certain other properties are similar to those of a previously authorized (reference) biological medicinal product. The European Directive 2001/83/EC as amended defines a medicinal product as any substance or combination of substances:

•	presented as having properties for treating or preventing disease in human beings; or

•	which may be used in or administered to human beings either with a view to restoring, correcting or modifying physiological functions by exerting a pharmacological, immunological or metabolic action, or to making a medical diagnosis.

Directive 2001/83/EC as amended further defines the category of biological medicinal products as:

•	a product, the active substance of which is a biological substance. A biological substance is a substance that is produced by or extracted from a biological source and that needs for its characterization and the determination of its quality a combination of physico-chemical-biological testing, together with the production process and its control.

Examples of biological medicinal products include recombinant proteins, monoclonal antibodies, vaccines, and products derived from human blood or plasma.

Approval of New Biological Medicinal Products

In the EEA, all medicinal products (biological or not) can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of MA:

The Community MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the CHMP of the EMA, is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as medicinal products derived from certain biotechnology processes (including biotechnology-derived proteins such as the ones we make), orphan medicinal products, and medicinal products containing a new active substance indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes and auto-immune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union.

National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in other Member States through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure.

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

More concretely, the requirements for centralized marketing authorization of a new biological medicinal product in the EEA generally include but are not limited to:

•	submission of the results of pharmaceutical (physico-chemical, biological or microbiological) tests and preclinical (toxicological and pharmacological) tests through laboratory tests and animal studies in compliance with Good Laboratory Practice (GLP);

•	submission to the competent authorities of a Clinical Trial Application, or CTA, which must become effective before human clinical trials may begin and must include the protocol, Investigator’s Brochure, Investigational Medicinal Product-related data, and independent Ethics Committee approval;

•	submission of the results of adequate and well-controlled clinical trials to establish the quality, safety and efficacy of the product for each indication;

•	a statement to the effect that clinical trials carried outside the European Union meet the ethical requirements of Directive 2001/20/EC;

•	submission of an application for marketing authorization to the EMA or to the competent authorities of the relevant EU Member States;

•	establishment of the applicant in the EEA;

•	description of the qualitative and quantitative particulars of all constituents of the medicinal product;

•	evaluation of the potential environmental risks posed by the product;

•	description of the manufacturing method, description of the control measures employed by the manufacturer, and a document showing that the manufacturer is authorized in his own country to produce medicinal products;

•	a summary of product characteristics, therapeutic indications, adverse reactions, dosage, pharmaceutical form, route of administration and expected shelf life;

•	additional information for specific classes of medicinal products, such as a Vaccine Antigen Master File documentation for vaccine products;

•	a summary of the pharmacovigilance system, the risk management plan describing the risk-management system, and proof that the applicant has the services of a qualified person responsible for pharmacovigilance as well as the necessary means for fulfilling the EU pharmacovigilance obligations including the notification of any adverse reaction suspected of occurring either in the EEA or in a third country; and

•	review by EMA’s CHMP or the competent authorities in the relevant European Union Member States and approval of the marketing authorization application.

Preclinical tests include laboratory evaluations of the product’s structure, purity and biological activity, as well as animal studies to determine toxicity and pharmacology. An Investigational Medicinal Product (IMP) sponsor must submit a CTA to the competent authority prior to initiation of human clinical trials. The application process to perform a clinical trial in the EEA is governed on a country-by-country basis. A sponsor must apply in each country in which it intends to conduct any part of a human clinical trial. While the process is similar in most countries, additional materials may be required in certain instances. For example, in many, but not all European countries, a sponsor must submit a copy of the insurance coverage obtained to cover the clinical study. Australia and New Zealand adhere to EMA guidelines with respect to the regulation of IMPs and clinical trials.

Assuming successful completion of the required clinical testing, and having met all criteria set forth by Directive 2001/83/EC and Regulation (EC) No 726/2004, the applicant may choose to proceed with submission of marketing authorization application. If the application is accepted for review in the Centralized Procedure, within 210 days (excluding clock stops), the EMA’s CHMP will issue an opinion on whether the conditions for granting market authorization are satisfied. During the review period, the scientific committees will review the scientific data, may request for independent testing of the medicinal product, its starting materials, or other constituent materials, may request supplemental information from the applicant, may request for proof of cGMP compliance of the manufacturer, and may request for said manufacturing facilities to be inspected.

Accelerated Review

Under the Centralized Procedure in the European Union, the maximum timeframe for the evaluation of a marketing authorization application is 210 days (excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the EMA’s Committee for Medicinal Products for Human Use, or CHMP). Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, particularly from the point of view of therapeutic innovation. In this circumstance, EMA ensures that the opinion of the CHMP is given within 150 days, excluding clock stops.

Approval of Similar Biological Medicinal Products

Similar biological medicinal product applications of medicinal products authorized via the Centralized Procedure have automatic access to the Centralized Procedure. Similar biological medicinal products that do not fall under the mandatory scope can, at the request of the applicant, be accepted for consideration under the Centralized Procedure, when the applicant shows that the medicinal product constitutes a significant therapeutic, scientific or technical innovation or when the applicant shows that the granting of a Community authorization for the medicinal product is in the interest of patients at European Union level.

A similar biological medicinal product, also known as a biosimilar, is a product that is similar to a biological medicine that has already been authorized, the so-called “reference medicinal product.” The active substance of a similar biological medicinal product is a known biological active substance and similar to the one of the reference medicinal product. A similar biological medicinal product and its reference medicinal product are expected to have the same safety and efficacy profile and are generally used to treat the same conditions.

The similar nature of a biosimilar and a reference product is demonstrated by comprehensive comparability studies covering quality, biological activity, safety and efficacy. The dosage and route of administration should be the same while deviations in formulation or inactive substances require justification or further studies. Intended changes to improve efficacy are not compatible with a biosimilarity approach. The minimum expectation of data supplied with the application will include pharmaceutical, chemical, and biological preclinical data, as well as bioequivalence and bioavailability (bodily distribution and concentration) clinical data. The type and amount of additional information, such as toxicological and other preclinical and clinical data, is determined on a case-by-case basis. Unlike in the United States, the directives and guidelines governing the EEA do not explicitly provide for the designation of interchangeability of similar biological medicinal products, nor does the EMA submit an opinion on whether a biosimilar can be used interchangeably with its reference product.

EMA guidelines suggest that clinical trials comparing a biosimilar candidate to a reference medicinal product be designed such that they will demonstrate not only similar efficacy but also similar clinical outcome with respect to safety. Clinical trials designed to establish the expectation of equivalent clinical outcomes for any one patient require a sufficiently large number of patients in the study such that certain statistical measures are satisfied. As such, equivalence trials are usually more expensive and longer in duration than non-inferiority trials that may be employed in other medicinal product categories. The EMA recommends engaging in discussions with regulatory authorities if the use of a non-inferiority design is being considered. If a reference product is approved for more than one therapeutic indication, the efficacy and safety of the biosimilar has to be justified or, if necessary, demonstrated separately for each of the claimed indications. This may include a review of clinical experience and available literature data, or the execution of further non-clinical or appropriate clinical studies.

The EMA provides additional specific guidance and requirements for products being developed as biosimilar candidate to EEA-authorized interferon-beta 1a or 1b and interferon-alpha 2a or 2b. The guidance outlines specific types of preclinical data and clinical studies required to support the claim of biosimilarity.

Additionally, the guidelines provide specific considerations for assessing clinical safety and for post-authorization pharmacovigilance monitoring.

European Union legislation provides (with respect to reference products authorized after October 30, 2005 under the Decentralized, Mutual Recognition and national procedures, or after November 20, 2005, for products authorized under the Centralized Procedure) for an eight-year period of data protection and ten-year period of market exclusivity for medicinal products which received marketing authorization in accordance with, respectively, Directive 2001/83/EC as amended or Regulation (EC) No 726/2004 as amended. The provisions also state that if, during the first eight years of authorization, the holder obtains an authorization for one or more new therapeutic indications which are deemed to have significant clinical benefit as compared to existing therapies, the original market exclusivity can be extended to a maximum of 11 years. The data and market exclusivity periods start from the date of the initial authorization, which for reference medicinal products authorized through the Centralized Procedure is the date of notification of the marketing authorization decision to the marketing authorization holder of the reference product.

Post-Approval Requirements

Once granted, initial marketing authorization of a medicinal product is valid for five years. The authorization may be renewed after five years on the basis of a reevaluation of the risk-benefit balance. At that point, once renewed, the marketing authorization is valid indefinitely or, if justified on grounds of pharmacovigilance, may be restricted to an additional five-year authorization period.

Marketing authorization holders are required to maintain a pharmacovigilance system and to maintain detailed records of all suspected adverse reactions in the EEA or in a third country. Serious suspected adverse reactions are to be communicated to the appropriate EEA regulatory authorities no later than 15 days after receipt of the information. EEA regulations require periodic safety reporting leading up to and following market authorization, based on a defined schedule, for as long as the product is marketed, or when immediately requested by regulatory authorities. An increase in incidents of adverse events or any cause for a change in opinion by the EMA pertaining to the risk-benefit balance may lead to suspension, variation, or revocation of marketing authorization and would severely impact our business.

EEA regulations also stipulate that regulators, such as the Competent Authorities of the EEA Member States, independently or coordinated by the EMA, may carry out repeated or unannounced inspections of the medicinal product manufacturer or at the premises of the marketing authorization holder, regarding compliance with cGMP principles and guidelines. Compliance issues identified at our facilities or at third party manufacturers may disrupt clinical or commercial production or distribution or require substantial resources to correct. This may result in the delay of clinical trials or commercial product launch. Discovery or problems with the product or the failure to comply with applicable requirements may result in restrictions on a product, the manufacturer or the holder of a marketing authorization, including withdrawal or recall of the product from the market or other EMA or EEA Competent Authority initiated action that could delay or prohibit future marketing. Additionally, new government regulations may be established that could delay or prevent regulatory approval of our products under development.

United States Government Regulation

In the United States, section 351(i)(1) of the Public Health Service Act, or PHSA, defines a biological product (biologic) as a:

•	virus, therapeutic serum, toxin, antitoxin, vaccine, blood, blood component or derivative, allergenic product, protein (except any chemically synthesized polypeptide), or analogous product, … applicable to the prevention, treatment, or cure of a disease or condition of human beings.

The information that must be submitted to the Food and Drug Administration, or FDA, in order to obtain approval to market a new biologic varies depending on whether the application for the biological product is submitted under section 351(a) or section 351(k) of the PHSA. Any proposed biologic, including a new product whose safety, purity and potency has not previously been demonstrated in humans, may follow the Biologics License Application (BLA) route as defined by section 351(a). However, a proposed biologic whose active ingredient(s) and certain other properties are highly similar (biosimilar) to those of a previously approved biologic may follow an abbreviated licensure pathway as defined by section 351(k) of the PHSA. The FDA, under the authority of the Secretary of Health and Human Services, reviews and ultimately approves applications for biological products submitted under either pathway.

In addition, in FDA’s draft guidance document Biosimilars: Questions and Answers Regarding Implementation of the Biologics Price Competition and Innovation Act of 2009, the FDA clarified that it intends to regulate any polymer composed of 40 or fewer amino acids, and any polymer made entirely by chemical synthesis and composed of fewer than 100 amino acids, as drugs under the FFDCA and its implementing regulations, rather than as biologics under the PHSA, unless the polymer otherwise meets the statutory definition of a biological product. The process required by the FDA before a drug may be marketed in the United States generally involves the submission to the FDA of a New Drug Application, or NDA. The results of preclinical studies and clinical trials, along with information regarding the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA, and FDA review and approval of the NDA is necessary prior to any commercial marketing or sale of the drug in the United States. However, under the Hatch-Waxman Act, a pharmaceutical manufacturer may file an abbreviated new drug application, or ANDA, seeking approval of a generic copy of an approved innovator product.

Drugs and biologics are also subject to other federal, state, and local statutes and regulation. If we fail to comply with applicable FDA or other requirements at any time during the drug development process, clinical testing, the approval process or after approval, we may become subject to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution. Any FDA enforcement action could have a material adverse effect on us.

BLA/NDA Approval Process

The process generally required by the FDA before a biologic or drug product candidate may be marketed in the United States involves the following:

•	completion of preclinical laboratory tests and animal studies performed in accordance with the FDA’s current Good Laboratory Practices, or GLP, regulations;

•	submission to the FDA of an IND which must become effective before human clinical trials may begin and must be updated annually;

•	approval by an independent IRB or ethics committee at each clinical site before the trial is initiated.

•	performance of adequate and well-controlled clinical trials to establish the safety, purity and potency of the proposed biologic, and the safety and efficacy of the proposed drug for each indication;

•	preparation of and submission to the FDA of a BLA or NDA after completion of all pivotal clinical trials;

•	satisfactory completion of an FDA Advisory Committee review, if applicable;

•	a determination by the FDA within 60 days of its receipt of an NDA or BLA to file the application for review;

•	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed product is produced to assess compliance with current Good Manufacturing Practices, or cGMP, and to assure that the facilities, methods and controls are adequate to preserve the biological product’s continued safety, purity and potency; and

•	FDA review and approval of the BLA or NDA prior to any commercial marketing or sale of the product in the United States.

The preclinical and clinical testing and approval process requires substantial time, effort, and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for human studies. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to the proposed clinical studies. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before clinical studies can begin. Accordingly, submission of an IND may or may not result in the FDA allowing clinical studies to commence.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with current Good Clinical Practices, or cGCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each clinical protocol and any subsequent protocol amendments must be submitted to the FDA as part of the IND, and an IRB at each site where the study is conducted must also approve the study. The IRB must monitor the study until completed. There are also requirements governing the reporting of ongoing clinical studies and clinical study results to public registries. Clinical trials typically are conducted in three or four sequential phases, but the phases may overlap or be combined.

•	Phase 1. The investigational product is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to evaluate the safety, dosage tolerance, metabolism and pharmacologic actions of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.

•	Phase 2. The investigational product is administered to a limited patient population to evaluate dosage tolerance and optimal dosage, identify possible adverse side effects and safety risks, and preliminarily evaluate efficacy.

•	Phase 3. The investigational product is administered to an expanded patient population, generally at geographically dispersed clinical study sites to generate enough data to statistically evaluate dosage, clinical effectiveness and safety, to establish the overall benefit-risk relationship of the investigational product, and to provide an adequate basis for product approval.

•	Phase 4. In some cases, the FDA may condition approval of an NDA or BLA for a product candidate on the sponsor’s agreement to conduct additional clinical studies after approval. In other cases, a sponsor may voluntarily conduct additional clinical studies after approval to gain more information about the product. Such post-approval studies are typically referred to as Phase 4 clinical trials.

A pivotal trial is a clinical study that adequately meets regulatory agency requirements for the evaluation of an investigational product’s efficacy and safety such that it can be used to justify the approval of the product. Generally, pivotal trials are Phase 3 trials, but the FDA may accept results from Phase 2 trials if the trial design provides a well-controlled and reliable assessment of clinical benefit, particularly in situations where there is an unmet medical need and the results are sufficiently robust.

Phase 1, Phase 2 and Phase 3 trials may not be completed successfully within a specified period, if at all, and there can be no assurance that the data collected will support FDA approval or licensure of the product. Furthermore, the FDA, the IRB, or the clinical study sponsor may suspend or terminate a clinical study at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Additionally, some clinical studies are overseen by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated check points based on access to certain data from the trial. We may also suspend or terminate a clinical study based on evolving business objectives and/or competitive climate.

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, detailed information regarding the investigational product is submitted to the FDA in the form of an NDA or BLA requesting approval to market the product for one or more indications. The NDA or BLA must include all relevant data available from pertinent preclinical and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls, and proposed labeling, among other things. Data can come from company-sponsored clinical studies intended to test the safety and effectiveness of a use of the product, or from a number of alternative sources, including studies initiated by investigators. Under federal law, the submission of most NDAs and BLAs is subject to an application user fee, and the sponsor of an approved NDA or BLA is also subject to annual product and establishment user fees. These fees are typically increased annually. A waiver of user fees may be obtained under certain limited circumstances.

Once an NDA or BLA has been submitted, the FDA’s goal is to review the application within ten months after it accepts the application for filing, or, if the application relates to an unmet medical need in a serious or life-threatening indication, six months after the FDA accepts the application for filing. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA reviews a BLA to determine, among other things, whether a product is safe, pure and potent and the facility in which it is manufactured, processed, packed, or held meets standards designed to assure the product’s continued safety, purity and potency. Similarly, the FDA reviews an NDA to determine, among other things, whether the proposed product is safe and effective for its intended use, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s safety, quality and purity.

Before approving a BLA or NDA, the FDA typically will inspect the facility or facilities at which the product is manufactured. The FDA will not approve the application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA or NDA, the FDA will typically inspect one or more clinical sites to assure compliance with cGCP. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

The FDA is required to refer an application for a novel product to an advisory committee or explain why such referral was not made. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

The testing and approval process requires substantial time, effort and financial resources, and each may take several years to complete. The FDA may not grant approval on a timely basis, or at all, and we and our partners may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals, which could delay or preclude us from marketing our products. After the FDA evaluates a BLA or NDA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced, the FDA may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter may require additional clinical data and/or an additional pivotal Phase 3 trial or trials, and/or other significant, expensive and time-consuming requirements related to clinical trials, preclinical trials or manufacturing. Even if such additional information is submitted, the FDA may ultimately decide that the BLA or NDA does not satisfy the criteria for approval. The FDA may also approve the BLA or NDA with a Risk Evaluation and Mitigation Strategy (“REMS”) plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct one or more post-market studies or clinical trials. Such post-market testing may include Phase 4 trials and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization. New government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our products under development.

Drugs and biologics manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data. Manufacturers are subject to periodic unannounced inspections by the FDA and state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

We rely, and expect to continue to rely, on third parties for the production of clinical quantities of our product candidates, and expect to rely in the future on third parties for the production of commercial quantities. Future FDA and state inspections may identify compliance issues at our facilities or at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. In addition, discovery of previously unknown problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved NDA or BLA, including withdrawal or recall of the product from the market or other voluntary, FDA-initiated or judicial action that could delay or prohibit further marketing.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising, and promotion of products that are placed on the market. Drugs and biologics may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Abbreviated Licensure Pathway of Biological Products as Biosimilar or Interchangeable

The Patient Protection and Affordable Care Act, or PPACA, or Affordable Care Act, or ACA, signed into law on March 23, 2010, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or BPCIA, which amended the PHSA and created an abbreviated approval pathway for biological products shown to be highly similar to an FDA-licensed reference biological product. The BPCIA attempts to minimize duplicative testing, and thereby lower development costs and increase patient access to affordable treatments. An application for licensure of a biosimilar product under section 351(k) of the PHSA must include information demonstrating biosimilarity based upon the following, unless the FDA determines otherwise:

•	analytical studies demonstrating that the proposed biosimilar product is highly similar to the approved product notwithstanding minor differences in clinically inactive components;

•	animal studies (including the assessment of toxicity); and

•	a clinical study or studies (including the assessment of immunogenicity and pharmacokinetics or pharmacodynamics) sufficient to demonstrate safety, purity and potency in one or more conditions for which the reference product is licensed and intended to be used.

In addition, an application submitted under the 351(k) pathway must include information demonstrating that:

•	the proposed biosimilar product and reference product utilize the same mechanism of action for the condition(s) of use prescribed, recommended, or suggested in the proposed labeling, but only to the extent the mechanism(s) of action are known for the reference product;

•	the condition or conditions of use prescribed, recommended, or suggested in the labeling for the proposed biosimilar product have been previously approved for the reference product;

•	the route of administration, the dosage form, and the strength of the proposed biosimilar product are the same as those for the reference product; and

•	the facility in which the biological product is manufactured, processed, packed or held meets standards designed to assure that the biological product continues to be safe, pure, and potent.

Biosimilarity, as defined in PHSA §351(i), means that the biological product is highly similar to the reference product notwithstanding minor differences in clinically inactive components; and that there are no clinically meaningful differences between the biological product and the reference product in terms of the safety, purity, and potency of the product.

In addition, section 351(k)(4) of the PHSA provides for a designation of “interchangeability” between the reference and biosimilar products, whereby the biosimilar may be substituted for the reference product without the intervention of the health care provider who prescribed the reference product. The higher standard of interchangeability must be demonstrated by information sufficient to show that:

•	the proposed product is biosimilar to the reference product;

•	the proposed product is expected to produce the same clinical result as the reference product in any given patient; and

•	for a product that is administered more than once to an individual, the risk to the patient in terms of safety or diminished efficacy of alternating or switching between the biosimilar and the reference product is no greater than the risk of using the reference product without such alternation or switch.

FDA approval is required before a biosimilar may be marketed in the United States. However, complexities associated with the large and intricate structures of biological products and the process by which such products are manufactured pose significant hurdles to the FDA’s implementation of the 351(k) approval pathway that are still being worked out by the FDA. For example, the FDA has discretion over the kind and amount of scientific evidence—laboratory, preclinical and/or clinical—required to demonstrate biosimilarity to a licensed biological product. According to FDA guidance:

“the implementation of an abbreviated licensure pathway for biological products can present challenges given the scientific and technical complexities that may be associated with the larger and typically more complex structure of biological products, as well as the processes by which such products are manufactured. Most biological products are produced in a living system such as a microorganism, or plant or animal cells, whereas small molecule drugs are typically manufactured through chemical synthesis.”

The FDA intends to consider the totality of the evidence, provided by a sponsor to support a demonstration of biosimilarity, and recommends that sponsors use a stepwise approach in the development of their biosimilar products. Biosimilar product applications thus may not be required to duplicate the entirety of preclinical and clinical testing used to establish the underlying safety and effectiveness of the reference product. However, the FDA may refuse to approve a biosimilar application if there is insufficient information to show that the active ingredients are the same or to demonstrate that any impurities or differences in active ingredients do not affect the safety, purity or potency of the biosimilar product. In addition, as with BLAs, biosimilar product applications will not be approved unless the product is manufactured in facilities designed to assure and preserve the biological product’s safety, purity and potency.

The submission of an application via the 351(k) pathway does not guarantee that the FDA will accept the application for filing and review, as the FDA may refuse to accept applications that it finds are insufficiently complete. The FDA will treat a biosimilar application or supplement as incomplete if, among other reasons, any applicable user fees assessed under the Biosimilar User Fee Act of 2012 have not been paid. In addition, the FDA may accept an application for filing but deny approval on the basis that the sponsor has not demonstrated biosimilarity, in which case the sponsor may choose to conduct further analytical, preclinical or clinical studies and submit a BLA for licensure as a new biological product under section 351(a) of the PHSA.

The timing of final FDA approval of a biosimilar for commercial distribution depends on a variety of factors, including whether the manufacturer of the branded product is entitled to one or more statutory exclusivity periods, during which time the FDA is prohibited from approving any products that are biosimilar to the branded product. The FDA cannot approve a biosimilar application for twelve years from the date of first licensure of the reference product. Additionally, a biosimilar product sponsor may not submit an application under the 351(k) pathway for four years from the date of first licensure of the reference product. A reference product may also be entitled to exclusivity under other statutory provisions. For example, a reference product designated for a rare disease or condition (an “orphan drug”) may be entitled to seven years of exclusivity under section 360cc of the FFDCA, in which case no product that is biosimilar to the reference product may be approved until either the end of the twelve year period provided under §351(k) or the end of the seven year orphan drug exclusivity period, whichever occurs later. In certain circumstances, a regulatory exclusivity period can extend beyond the life of a patent, and thus block §351(k) applications from being approved on or after the patent expiration date. In addition, the FDA may under certain circumstances extend the exclusivity period for the reference product by an additional six months if the FDA requests, and the manufacturer undertakes, studies on the effect of its product in children, a so-called pediatric extension.

The first biological product determined to be interchangeable with a branded product for any condition of use is also entitled to a period of exclusivity, during which time the FDA may not determine that another product is interchangeable with the reference product for any condition of use. This exclusivity period extends until the earlier of: (1) one year after the first commercial marketing of the first interchangeable product; (2) 18 months after resolution of a patent infringement suit instituted under 42 U.S.C. § 262(l)(6) against the applicant that submitted the application for the first interchangeable product, based on a final court decision regarding all of the patents in the litigation or dismissal of the litigation with or without prejudice; (3) 42 months after approval of the first interchangeable product, if a patent infringement suit instituted under 42 U.S.C. § 262(l)(6) against the applicant that submitted the application for the first interchangeable product is still ongoing; or (4) 18 months after approval of the first interchangeable product if the applicant that submitted the application for the first interchangeable product has not been sued under 42 U.S.C. § 262(l)(6).

Post Approval Requirements

After obtaining regulatory approval of a product, manufacturers may be required to comply with a number of post-approval requirements. For example, as a condition of approval of a BLA or a §351(k) application the FDA may require post marketing testing and surveillance to monitor the product’s safety or efficacy.

In addition, the holder of an approved BLA or §351(k) application is required to report certain adverse reactions and production problems involving its product to the FDA to provide updated safety and efficacy information and to comply with requirements concerning advertising and promotional labeling for the product. Quality control and manufacturing procedures must also continue to conform to cGMPs after approval and the FDA periodically inspects manufacturing facilities to assess compliance with cGMPs.

Patent Disputes under the BPCIA

The BPCIA includes a detailed framework for addressing potential patent disputes between biosimilar product and reference product sponsors. Within 20 days after being notified that FDA has accepted its application for review, a 351(k) applicant must provide a copy of its application, along with any other information that describes the manufacturing processes for the biosimilar product, to the reference product sponsor’s in-house counsel, the reference product sponsor’s outside counsel, and/or a representative of the owner of a patent exclusively licensed to the reference product sponsor with respect to the reference product who has retained a right to assert the patent or participate in litigation. The copy of the application and any other information provided are considered “confidential information” under the PHSA, and recipients are generally prohibited from disclosing anything contained therein and from using the information for any purposes other than to determine whether a patent infringement claim may reasonably be asserted. The reference product sponsor then has sixty days to provide the applicant with an initial list of patents that could reasonably be asserted. The reference product sponsor may also choose to designate patents that it would be willing to license to the applicant.

Within sixty days of receiving the initial list of patents from the reference product sponsor, the biosimilar applicant may provide the reference product sponsor with an initial list of patents that the applicant contends could reasonably be asserted by the reference product sponsor, and, for each patent on this list or the list provided by the reference product sponsor, must either (1) provide a claim-by-claim statement of the factual and legal basis for the applicant’s opinion that the patent is invalid, unenforceable, or will not be infringed, or (2) provide a statement that the applicant does not intend to begin marketing its product prior to the patent’s expiration. The applicant must also respond to the reference product sponsor’s list of patents available for licensing. If the applicant provided any statement regarding the non-infringement, invalidity, or unenforceability of any of the patents-at-issue, the reference product sponsor has sixty days to rebut such arguments and to provide the factual and legal basis for the reference product sponsor’s option that the patent(s) will be infringed by the commercial marketing of the proposed biosimilar product.

Once the applicant has received the statement of the basis for the reference product sponsor’s opinion, the parties have fifteen days to engage in good faith negotiations to agree on which if any of the patents will be the subject of an infringement action. The PHSA contemplates that the parties may not reach an agreement within this timeframe, in which case additional patent list exchange procedures are triggered. The applicant must first notify the reference product sponsor of the number of patents that it believes should be the subject of an infringement action. Subsequently, within five days of this notification and on a date agreed upon by the parties, the parties must simultaneously exchange lists of the patents that each believes should be the subject of an infringement action. The reference product sponsor may not list a greater number of patents than the number listed by the applicant, though if the applicant lists no patents the reference product sponsor may still list just one. Under this provision, the biosimilar applicant thus controls the number of patents that will be the subject of the infringement action.

Following this last list exchange, the reference product sponsor has thirty days to bring an infringement action for each patent on both lists. Alternatively, if the parties successfully negotiate an agreement regarding the patents that will form the basis for an infringement action, the innovator has thirty days after such agreement to bring an infringement action for each of the negotiated patents. Within thirty days of being served with a complaint in the infringement action, the applicant must provide notice to the FDA, and the FDA will publish notice of the complaint in the Federal Register. Unlike the Hatch-Waxman Act, under which an innovator must list its patents in the Orange Book, and the FDA will suspend its review for thirty months if an innovator files a patent infringement suit, the BPCIA does not direct the FDA to suspend review of the biosimilar product application as a result of the patent dispute.

For patents that are issued or licensed after the reference product sponsor has identified its initial list, the reference product sponsor may supplement its initial list with the additional patents within thirty days of the new patents’ issuance or licensing. The biosimilar applicant must then respond within thirty days with a statement of the factual and legal basis for its opinion that the patent is invalid, unenforceable, or will not be infringed, or that the applicant does not intend to begin marketing its product prior to the patent’s expiration. However, these patents do not become subject to the additional negotiation and list exchange procedures of the BPCIA, but rather are subject to preliminary injunction procedures. The BPCIA requires the biosimilar applicant to provide 180-day notice to the reference product sponsor of the applicant’s intent to market the biosimilar product, and the reference product sponsor may then seek a preliminary injunction (PI) on any patents there were included on any of the patent lists initially exchanged between the parties, but excluded from the patent list agreed to during negotiations or from the lists that were exchanged as a result of the parties’ failure to reach an agreement. Both parties must reasonably cooperate to expedite discovery as is needed in connection with the PI motion.

The BPCIA limits both the reference product sponsor and the biosimilar applicant from bringing actions for declaratory judgment (DJ). In particular, if the reference product sponsor has been provided confidential access to the biosimilar application, neither party may bring a DJ action before the reference product sponsor receives the applicant’s 180-day advance notice of commercial marketing. Moreover, DJ actions may only be brought against patents for which a PI motion has been filed. Importantly, if the biosimilar applicant fails to respond to the reference product sponsor as required at the various steps of the BPCIA’s patent dispute resolution framework, the reference product sponsor may bring a DJ action on any patent included on the reference product sponsor’s initial list and its list of newly issued or licensed patents. If the applicant fails to provide access to the confidential information required to be provided at the start of the patent dispute process, the reference product sponsor may bring a DJ action on any patent that claims the biological product or its use.

The FDA has not yet approved, or to our knowledge received, an application submitted under the 351(k) pathway, thus no typical review period for a biosimilar application has yet been established. However, the FDA aims to review 70%, 80%, 85%, and 90% of original (rather than resubmitted) biosimilar applications within ten months of receipt in fiscal years 2014, 2015, 2016, and 2017 respectively. While it may be possible for a biosimilar applicant and reference product sponsor to settle any patent disputes prior to approval, patent litigation may delay the ability of a biosimilar applicant to sell commercial product in the United States.

Abbreviated New Drug Applications for Generic Drugs

The Hatch-Waxman Act authorizes the FDA to approve generic drugs pursuant to an abbreviated regulatory pathway. To obtain approval of a generic drug, an applicant must submit an abbreviated new drug application, or ANDA, to the agency. In support of such applications, a generic manufacturer may rely on the preclinical and clinical testing previously conducted for a drug product previously approved under an NDA (the “reference listed drug” or “RLD”).

In order for an ANDA to be approved, the FDA must find that the proposed generic product is identical to the RLD with respect to the active ingredients, the route of administration, the dosage form, and the strength of the drug. The FDA must also determine that the generic drug is “bioequivalent” to the innovator drug. Under the FFDCA, a generic drug is bioequivalent to an RLD if “the rate and extent of absorption of the [generic] drug do not show a significant difference from the rate and extent of absorption of the listed drug.”

In seeking approval for a drug through an NDA applicants are required to list with the FDA certain patents whose claims cover the applicant’s product. Upon approval of an NDA, each of the patents listed in the application for the drug is then published in the Orange Book. Any applicant who files an ANDA seeking approval of a generic equivalent version of a drug listed in the Orange Book must certify to FDA that (1) no patent information on the drug product that is the subject of the application has been submitted to the FDA; (2) such patent has expired; (3) the date on which such patent expires; or (4) such patent is invalid or will not be infringed upon by the manufacture, use or sale of the drug product for which the application is submitted. This last certification is known as a paragraph IV certification. A notice of the paragraph IV certification must be provided to each owner of the patent that is the subject of the certification and to the holder of the approved NDA to which the ANDA refers. The applicant may also elect to submit a “section viii” statement certifying that its proposed label does not contain (or carves out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent.

If the reference NDA holder and patent owners assert a patent challenge directed to one of the Orange Book listed patents within 45 days of the receipt of the paragraph IV certification notice, the FDA is prohibited from approving the application until the earlier of 30 months from the receipt of the paragraph IV certification expiration of the patent, settlement of the lawsuit or a decision in the infringement case that is favorable to the applicant. The ANDA also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the branded reference drug has expired.

The FFDCA provides a period of five years of non-patent exclusivity for a new drug containing a new chemical entity. In cases where such exclusivity has been granted, an ANDA may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification, in which case the applicant may submit its application four years following the original product approval. The FFDCA also provides for a period of three years of exclusivity if the NDA includes reports of one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant and are essential to the approval of the application. This three-year exclusivity period often protects changes to a previously approved drug product, such as a new dosage form, route of administration, combination or indication.

Patent Term Restoration

Depending upon the timing, duration, and specifics of the FDA approval of the use of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA or BLA, plus the time between the submission date and the approval of that application. Only one patent applicable to an approved product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for one of our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical studies and other factors involved in the filing of the relevant NDA or BLA.

The Animal Rule

In the case of product candidates that are intended to treat certain rare life-threatening diseases, such as our anthrax vaccine product candidates, conducting controlled clinical trials to determine efficacy may be unethical or unfeasible. Under regulations issued by the FDA in 2002, often referred to as the ‘‘Animal Rule,’’ the approval of such products can be based on clinical data from trials in healthy human subjects that demonstrate adequate safety and efficacy data from adequate and well-controlled animal studies. Among other requirements, the animal studies must establish that the drug or biological product is reasonably likely to produce clinical benefits in humans. Because the FDA must agree that data derived from animal studies may be extrapolated to establish safety and effectiveness in humans, seeking approval under the Animal Rule may add significant time, complexity and uncertainty to the testing and approval process. In addition, products approved under the Animal Rule are subject to additional requirements including post-marketing study requirements, restrictions imposed on marketing or distribution or requirements to provide information to patients.

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any products for which we obtain regulatory approval. In the United States and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of coverage and reimbursement from third-party payors. Third-party payors include government authorities, managed care providers, private health insurers and other organizations. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the reimbursement rate that the payor will pay for the drug product. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drugs for a particular indication. Moreover, a payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. In order to obtain coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain regulatory approvals. Our product candidates may not be considered medically necessary or cost-effective. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit.

The United States government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. By way of example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively, Affordable Care Act, contains provisions that may reduce the profitability of drug products, including, for example, increased the minimum rebates owed by manufacturers under the Medicaid Drug Rebate Program, extended the rebate program to individuals enrolled in Medicaid managed care plans, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, established mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Adoption of government controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals.

In the European Union, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed to by the government. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical studies that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, an increasing emphasis on cost containment measures in the United States and other countries has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Other Healthcare Laws and Compliance Requirements

If we obtain regulatory approval for any of our product candidates, we may be subject to various federal and state laws targeting fraud and abuse in the healthcare industry. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

•	The federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;

•	Federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent;

•	The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

•	The federal transparency laws, including the federal Physician Payment Sunshine Act, that requires drug manufacturers to disclose payments and other transfers of value provided to physicians and teaching hospitals and ownership and investment interests held by such physicians and their immediate family members;

•	HIPAA, as amended by the Health Information Technology and Clinical Health Act, or HITECH, and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information; and

•	State law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our future business activities could be subject to challenge under one or more of such laws. In addition, the Affordable Care Act broadened the reach of the fraud and abuse laws by, among other things, amending the intent requirement of the federal Anti-Kickback Statute and certain criminal healthcare fraud statutes. Pursuant to the statutory amendment, a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the Affordable Care Act provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA (discussed below) or the civil monetary penalties statute.

We are also subject to the Foreign Corrupt Practices Act, or FCPA, which prohibits improper payments or offers of payments to foreign governments and their officials for the purpose of obtaining or retaining business. Safeguards we implement to discourage improper payments or offers of payments by our employees, consultants, and others may be ineffective, and violations of the FCPA and similar laws may result in severe criminal or civil sanctions, or other liabilities or proceedings against us, any of which would likely harm our reputation, business, financial condition and result of operations.

If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, exclusion from participation in government healthcare programs, such as Medicare and Medicaid and imprisonment, damages, fines and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Hazardous Materials

Our service and research and development processes may involve the controlled use of hazardous materials and chemicals. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and waste products. We do not expect the cost of complying with these laws and regulations to be material.

Competition

The development and commercialization of protein therapeutics is highly competitive. While we believe that our Pfēnex Expression Technology®, knowledge, experience and scientific resources provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, generic pharmaceutical, specialty pharmaceutical and biotechnology companies. In the event that we were to market and sell any of our biopharmaceutical products, we would face competition from the innovator companies, as well as any other firms developing the biosimilars that would compete with the product candidates in our pipeline and other novel products with similar indications. For example PF582 may compete with products by Roche, as an innovator company, Sandoz International GmbH, as a biosimilar company and Ophthotech Corporation as a developer of novel products. Additionally, PF582 and Lucentis compete with globally marketed products including Eylea and Avastin (off label). Similarly, PF530, our interferon beta-1b biosimilar candidate, may face competition from Bayer, Biocad Biopharmaceutical Company and Biogen IDEC; PF708, our teriparatide generic, may face competition from the innovator Eli Lilly, generic competition from companies like Teva, and Amgen Inc. as a developer of novel products. Key competitive factors affecting the success of our lead biosimilar candidates, if approved, are likely to be price, the level of biosimilar and innovator competition and the availability of coverage and reimbursement from government and other third party payors.

Similarly, our novel vaccine development programs face substantial competition from major pharmaceutical and other biotechnology companies that are actively working on improved and novel vaccines. We believe that our primary competitors include Emergent BioSolutions, Inc., Vaxin, Inc., and Pharmathene, Inc. These companies are receiving funding from BARDA for the development of a next generation anthrax vaccine. All of our novel vaccine efforts will face competition for limited government funding from other non-vaccine defensive measures as well, including medical countermeasures for biological, chemical and nuclear threats, diagnostic testing systems and other emergency preparedness countermeasures.

Sales and Marketing

In light of our stage of development, we have not yet established commercial organization or distribution capabilities. Except to the extent we have entered into an agreement with Strides Arcolab with respect to certain product candidates, we generally expect to retain commercial rights for our product candidates. In particular we intend to use an internal sales force to commercialize products for which we may receive marketing approvals in territories in which we believe it is possible to access the market through a focused, specialty sales force.

If PF582 receives marketing approval, we plan to commercialize it in North America and Europe with our own focused, specialty sales force. We believe that retinal specialists in the United States, who perform most of the medical procedures involving diseases of the back of the eye, are sufficiently concentrated that we will be able to effectively promote PF582 to these specialists with a specialty sales and marketing group of fewer than 100 persons. Intravitreal injection is a specialized procedure. In the vast majority of cases in the United States, retinal specialists perform intravitreal injections. Based on our examination of the membership lists of three prominent organizations for retinal specialists, The Macula Society, The American Society of Retina Specialists and the Retina Society, we estimate that there are approximately 2,000 retinal specialists in the United States. In addition, we expect to utilize a variety of types of collaboration, distribution and other marketing arrangements with one or more third parties to commercialize PF582 in markets outside North America and Europe.

For products being developed as part of our joint venture with Strides Arcolab we have joint responsibility for worldwide commercialization. Given the initial emerging markets focus for those products, we generally expect to jointly seek collaboration, distribution and/or marketing arrangements with third parties.

We have sales and marketing capabilities to support our commercial efforts for our protein production services and reagent protein product sales. In addition, we have sales and marketing capabilities to support those products under development that receive FDA approval that will ultimately be procured by the United States government.

Intellectual Property

We strive to protect and enhance the proprietary technologies that we believe are important to our business, and seek to obtain and maintain patents for any patentable aspects of our platform technology and our products or product candidates, their methods of use and any other inventions that are important to the development of our business. Our success depends substantially on our ability to obtain and maintain patent and other proprietary protection for our technology and product candidates, to defend and enforce our patents to prevent others from infringing our proprietary rights, maintain our licenses to use intellectual property owned by third parties, preserve the confidentiality of our trade secrets and to operate without infringing on the valid and enforceable patents and other proprietary rights of third parties. Our policy is to seek to protect our proprietary position by, among other methods, filing United States and foreign patent applications related to our proprietary technology and product candidates that are important to the development of our business. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position relating to our platform technology and product candidates.

We are the owner or licensee of a portfolio of patents and patent applications and possess substantial know-how and trade secrets which protect various aspects of our business. We are the sole owner of a patent portfolio that consists of a total of 11 U.S. issued patents and eight U.S. pending patent applications that provide material coverage for our platform technology and our lead product candidates as well as foreign granted and pending patent applications which are counterparts to certain of the foregoing U.S. patents and patent applications. In particular, we own the following issued U.S. utility patents: U.S. Pat. Nos. 7,476,532; 7,618,799; 7,833,752; 7,985,564; 8,017,355; 8,288,127; 8,318,481; 8,455,218; 8,530,171; 8,569,015; and 8,603,824. Additionally, we own the following U.S. non-provisional utility patent applications: U.S. Appl. Ser. Nos. 11/038,901; 11/400,840; 12/109,554; 12/610,207; 13/039,183; 13/319,844; 13/844,261; and 13/952,484. Moreover, we have licensed the following U.S. patents and U.S. patent applications from The Dow Chemical Company: U.S. Pat. Nos. 7,338,794; 7,595,173; 7,935,798; and 8,211,668; and U.S. Appl. No. 10/590,095. Our U.S. issued patents expire during the time period beginning in 2026 and ending in 2031. Our owned and exclusively licensed patent portfolio includes claims directed to:

•	methods for bacterial protein production and methods for rapid screening of an array of expression systems

•	P. fluorescens promoter sequences and secretion leader sequences

•	auxotrophic marker systems for antibiotic free maintenance of expression plasmids in high cell density cultures,

•	improved incorporation of non-natural amino acids

•	expression of classes of proteins such as cytokines

•	antibody derivatives

•	microbial toxins in P. fluorescens

•	methods and expression strains for production and/or purification of soluble full length human cytokines interferon beta and G-CSF

•	vaccine antigens recombinant anthrax protective antigen, microbial toxins and toxoids, and the malarial vaccine candidate antigen P. falciparum circumsporozoite protein (CSP).

Pursuant to the technology licensing agreement, The Dow Chemical Company, or TDCC, and Dow Global Technologies LLC, or DGTI, also grant to us non-exclusive licenses to five U.S. patents and applications and their foreign counterparts covering methods and technologies for recovery of proteins and peptides from P. fluorescens cells. In conjunction with the licenses granted by TDCC and DGTI to us under the technology licensing agreement, we also entered into a grant-back and technology license agreement, pursuant to which we granted to TDCC exclusive and non-exclusive licenses under certain patent rights and know-how relating to our Pfēnex Expression Technology® to use certain biological materials to make, use and commercialize products in certain fields of use that do not include human therapeutics. See “Business—Joint Development and Licenses” for a detailed description of our agreements with TDCC and DGTI.

Provided below is a summary of the subject matter of each of the owned and licensed issued U.S. patents:

U.S. Pat. No. 7,476,532 is directed to isolated nucleic acid constructs comprising nucleic acid sequences of a Pseudomonas fluorescens gene promoter and is further directed to Pseudomonas fluorescens cells comprising at least one nucleic acid construct encoding a recombinant polypeptide.

U.S. Pat. No. 7,618,799 is directed to isolated nucleic acid molecules comprising a secretion signal coding sequence for a secretion polypeptide, vectors comprising a secretion signal coding sequence, recombinant cells comprising a secretion signal coding sequence for a secretion polypeptide, expression systems for expression of a protein or polypeptide, and methods for the expression of a recombinant protein in a host cell.

U.S. Pat. No. 7,833,752 is directed to isolated nucleic acid molecules comprising a secretion signal coding sequence, vectors comprising a secretion signal coding sequence for secretion of a signal peptide obtained from Pseudomonas, recombinant cells comprising a secretion signal coding sequences for a secretion signal polypeptide obtained from Pseudomonas, isolated polypeptides obtained from Pseudomonas, expression systems for expression of a polypeptide or protein of interest, and methods for expression of a recombinant protein in a host cell.

U.S. Pat. No. 7,985,564 is directed to isolated nucleic acid sequences comprising a secretion signal coding sequence for a secretion peptide, recombinant vectors comprising a nucleic acid secretion signal sequence coding for a secretion peptide, recombinant cells comprising a nucleic acid secretion signal sequence coding for a secretion peptide, expression systems for expression of a recombinant protein or polypeptide of interest, processes for expression of a recombinant protein or polypeptide of interest in a host cell, and processes for improved expression of a recombinant protein in a Pseudomonas fluorescens host cell.

U.S. Pat. No. 8,017,355 is directed to methods for expressing a recombinant polypeptide in a Pseudomonas fluorescens cell.

U.S. Pat. No. 8,288,127 is directed to processes for the production of a recombinant polypeptide.

U.S. Pat. No. 8,318,481 is directed to plasmids having an improved copy number compared to a control plasmid and also host cells comprising the improved copy number plasmid.

U.S. Pat. No. 8,455,218 is directed to methods comprising producing a soluble protein in a Pseudomonas host cell.

U.S. Pat. No. 8,530,171 is directed to methods for producing a recombinant toxin protein in a Pseudomonas host cell.

U.S. Pat. No. 8,569,015 is directed to methods of producing a soluble recombinant Bacillus anthracis protective antigen protein in a Pseudomonas fluorescens expression system.

U.S. Pat. No. 8,603,824 is directed to processes for engineering a recombinant bacterial cell for expression of a recombinant protein or peptide.

U.S. Pat. No. 7,338,794 is directed to amended recombinant cells comprising at least one heterologous gene and methods of inducing or accelerating an immune response in an individual to an antigen or immunogen.

U.S. Pat. No. 7,595,173 is directed to methods for producing an antimicrobial peptide from 2 to 100 amino acids in length in a microbial host cell.

U.S. Pat. No. 7,935,798 is directed to methods for extracting an intracellular protein from a fermentation broth.

U.S. Pat. No. 8,211,668 is directed to methods of preparing a recombinant polypeptide of interest, methods of osmotically shocking cells, and methods of isolating a polypeptide of interest.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to obtain and maintain our proprietary position for our technology will depend on our success in obtaining issued claims that cover our technology and product candidates, and being able to enforce those claims against our competitors once granted. We do not know whether any of our pending patent applications will result in the issuance of any patents. Moreover, even our issued patents do not guarantee us the right to practice the patented technology in relation to the commercialization of our product candidates. Third parties may have blocking patents that could be used to prevent us from commercializing our patented products and practicing our patented technology. Our issued patents and those that may be issued in the future may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products or the length of the term of patent protection that we may have for our products. In addition, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies. For these reasons, we may have competition for both our biosimilar and vaccine products. Moreover, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

We may rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets are difficult to protect. We seek to protect our technology and product candidates, in part, by entering into confidentiality agreements with those who have access to our confidential information, including our employees, consultants, advisors, contractors and collaborators. We also seek to preserve the integrity and confidentiality of our proprietary technology and processes by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants, advisors, contractors and collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. For this and more comprehensive risks related to our proprietary technology and processes, please see “Risk Factors—Risks related to our intellectual property.”

Environmental matters

Our research and development and manufacturing activities and our third party manufacturers’ and suppliers’ activities involve the controlled storage, use and disposal of hazardous materials owned by us, including, small quantities of acetonitrile, methanol, ethanol, ethidium bromide and compressed gasses, and other hazardous compounds. We and our manufacturers and suppliers are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. In some cases, these hazardous materials and various wastes resulting from their use are stored at our and our manufacturers’ facilities pending their use and disposal. We seek to comply with applicable laws regarding the handling and disposal of such materials. Given the small volume of such materials used or generated at our facilities, we do not expect our compliance efforts to have a material effect on our capital expenditures, earnings, and competitive position. However, we cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. We do not currently maintain separate environmental liability coverage and any such contamination or discharge could result in significant cost to us in penalties, damages, and suspension of our operations.

Manufacturing

We do not own or operate facilities for cGMP manufacturing of any products. Although we intend to rely on contract manufacturers, we have personnel with experience in the development of United States and European Union cGMP-compliant processes and management of CMOs, to oversee the technology transfer to the manufacturers of PF582, PF530, Px563L, Px533 and future products that we may develop. Our manufacturing processes employ standard equipment common to CMOs. Our processes also use common and widely available materials, and our well-established manufacturing procedures are robust, scalable, and readily transferable to support our clinical development programs and commercialization of our products.

In each of our agreements with contract manufacturers, we retain ownership of our intellectual property and generally own and/or are assigned ownership of processes, developments, data, results and other intellectual property generated during the course of the performance of each agreement that primarily relate to our products. Where applicable, we are granted non-exclusive licenses to certain contract manufacturer intellectual property for purposes of exploiting the products that are the subject of the agreement, and in a few instances we grant non-exclusive licenses to the contract manufacturers for use outside of our product area. In each contract, we have the right to terminate for convenience. The agreements also contain typical provisions for both parties to terminate for material breach, and bankruptcy and insolvency.

PF582.  In April 2013, we entered into a contract manufacturing agreement with Paragon Bioservices, Inc. (USA), under which we provided to Paragon Bioservices our production strain, pilot-scale processes, and analytical methods for the production of PF582. Paragon Bioservices’ responsibility, under our supervision and oversight, was to establish comparability of our processes using their laboratories, personnel, and subcontractors, and, when we approved, manufacture the cGMP bulk drug substance.

The bulk drug substance manufacturing was completed in the fourth quarter of 2013 and was shipped and aseptically filled at Ajinomoto Althea, Inc. (USA). The resulting drug product will be used in stability, preclinical and Phase 1b/2a trials, and for other development purposes.

In 2014, we intend to enter into a contract manufacturing agreement for the production of drug substance and drug product to enable Phase 3 trials and commercial production. In the interim, further process optimization of our manufacturing process will take place, readying it for large-scale clinical and commercial production.

PF530.  Process development has been completed with PF530 and our JV partner, Strides Arcolab, has entered into a contract manufacturing agreement in the first quarter of 2014 for the production of cGMP drug product in the second quarter of 2014. Manufacturing costs are paid for by Strides Arcolab, per the Joint Development and License Agreement (JDLA).

Px563L.  In October 2013, we entered into a contract manufacturing agreement with Paragon Bioservices, Inc. (USA), for the cGMP production of Px563L drug product for use in stability, preclinical and Phase 1 trials. All manufacturing costs are funded by BARDA, pursuant to the contract awarded to us.

Px533.  In August 2012, as a subcontractor to Leidos (then SAIC) (NIAID contract N01-AI-05421) we signed a Product Development and Clinical Supply Agreement with Ajinomoto Althea, Inc. (USA; formerly, Althea Technologies, Inc.) for the cGMP manufacture of Px533 drug product for use in stability, preclinical and clinical trials. Manufacturing was completed and all costs were funded by Leidos, through its prime contract with NIAID.

Employees

We believe that our success will depend greatly on our ability to identify, attract and retain capable employees. As of March 31, 2014, we had 25 employees, including a total of 8 employees who hold M.D. and/or Ph.D. degrees. Our employees are not represented by any collective bargaining unit, and we believe our relations with our employees are good.

Facilities

As of March 31, 2014, we leased a total of approximately 22,833 square feet of office and laboratory space located at 10790 Roselle Street, San Diego, CA 92121. The lease expires on March 31, 2021. We believe that our existing facilities are adequate to meet our business requirements for the near-term and that additional space will be available on commercially reasonable terms, if required.

Geographic Information

During the last two years, all of our long-lived assets were located within the United States. Approximately 29% of our 2013 revenue and 9% of our 2012 revenue came from international markets. Please see Note 1 to our audited financial statements included elsewhere in the prospectus for additional information related to our U.S. and non-U.S. revenue.

Legal Proceedings

We are currently not a party to any material legal proceedings.

MANAGEMENT

Directors and Executive Officers

Our executive officers, directors, director designees and their ages and positions as of July 1, 2014 are as set forth below:

Name	Age	Position
Bertrand C. Liang	51	President, Chief Executive Officer and Director
Paul A. Wagner	44	Chief Financial Officer
Patricia Lady	56	Chief Accounting Officer
Patrick K. Lucy	46	Chief Business Officer
Henry W. Talbot	62	Vice President of Research and Operations
James C. Gale	64	Director
Kenneth Van Heel	50	Director
William R. Rohn	70	Chairman Designee
Phillip M. Schneider	58	Director Designee

Executive Officers

Bertrand C. Liang, M.D., Ph.D., M.B.A.

Bertrand Liang has served as our Chief Executive Officer and as a member of our board of directors since December 2009. Prior to joining us, Dr. Liang served as Vice Chairman of Paramount Biosciences, LLC, a venture capital firm investing in early-stage healthcare companies, from 2006 to 2008. Dr. Liang founded and held the position of President and Chief Executive Officer of Tracon Pharmaceuticals, Inc., a biopharmaceutical company, from 2005 to 2006 and formerly served as a member of the board of directors. From 2003 to 2005, Dr. Liang served as Vice President, New Ventures and Development of Biogen Idec, the successor company to IDEC Pharmaceuticals, a biotechnology company, and prior to the merger, as Vice President and Head, Hematology and Oncology at IDEC Pharmaceuticals, a biotechnology company, from July 2002 to December 2003. From 1999 to 2002, Dr. Liang held the position of Development Leader at Amgen, Inc., a biopharmaceutical company. He founded and previously served on the board of directors of Coronado Biosciences, Inc., a biopharmaceutical company. Dr. Liang holds a Bachelor’s degree in Chemistry, Biology and Philosophy from Boston University, an M.D. from Northwestern University Medical School, a Ph.D. from University of Bolton and an M.B.A. from Regis University. The board of directors believes Dr. Liang is qualified to serve as a director because of his extensive industry background and management experience.

Paul A. Wagner Ph.D., CFA

Paul Wagner joined us in April 2014. From 2006 to 2014, Dr. Wagner held the position of Director and Portfolio Manager/Sr. Equity Analyst with Allianz Global Investors, a diversified active investment manager where he was responsible for biotechnology and pharmaceutical investments. Prior to that, Dr. Wagner was the Head of Development Licensing at PDL BioPharma, a diversified biopharmaceutical company from 2005 until 2006. Prior to PDL BioPharma, Dr. Wagner held the position of Vice President at Lehman Brothers, a global financial services firm, starting in 1999 until 2005. Dr. Wagner received a B.S. from the University of Wisconsin and a Ph.D. in Chemistry from the California Institute of Technology. Dr. Wagner is also a CFA charterholder.

Patricia Lady, M.B.A., CPA

Patricia Lady has served as our Chief Accounting Officer since 2011. Prior to serving in her current role, Ms. Lady served as our Director of Finance and Corporate Controller from 2009 to 2011. From 2007 to 2009, she served as Director of Finance and Accounting at Neurocrine Biosciences, Inc., a biopharmaceutical company. From 2006 to 2007, Ms. Lady held the position of Corporate Controller of Avanir Pharmaceuticals, Inc., a pharmaceutical company. From 2001 to 2005, Ms. Lady held the position of Vice President of Finance at 3E Company, a technology company. From 2000 to 2001, she served as Vice President of Business Development of Everypath, Inc., a technology company. From 1999 to 2000, Ms. Lady held the position of Vice President of Business Development and Marketing at iOwn, Inc., a technology company. From 1997 to 1999, she served as Vice President of Business Development at Careerbuilder, a technology company. Ms. Lady is a certified public accountant, a chartered global management accountant and a certified management accountant. Ms. Lady holds a Bachelor’s degree in Accounting from California State University, Fullerton and an M.B.A. from the University of California, Los Angeles.

Patrick K. Lucy

Patrick Lucy has served as our Chief Business Officer since 2009. Prior to joining us, Mr. Lucy held the position of Director of Business Development at DowPharma, a business within The Dow Chemical Company, a chemicals manufacturer, from 2002 to 2009. From 1999 to 2002, he held the position of Director of Business Development at Collaborative BioAlliance, Inc., a biotechnology company, which was acquired by The Dow Chemical Company. From 1998 to 1999, Mr. Lucy worked as a Validation Manager and Capital Project Manager and from 1996 to 1998, as a Quality Control Biochemistry Supervisor at Lonza Biologics Inc., a chemicals and biotechnology company. From 1991 to 1996, Mr. Lucy held the position of Biochemistry Quality Control Supervisor at Repligen Corporation, a life sciences company. Mr. Lucy holds a Bachelor’s degree in Biology from Villanova University.

Henry W. Talbot, Ph.D.

Henry Talbot has served as our Vice President of Research and Operations since 2009. Prior to joining us, Dr. Talbot held the position of Biotechnology Site Leader at The Dow Chemical Company, a chemicals manufacturer, from 1999 to 2009. From 1994 to 1998, Dr. Talbot was Director of Fermentation and Manufacturing at Mycogen Corporation, an agricultural sciences company, prior to it being acquired by The Dow Chemical Company in 1998. Dr. Talbot holds a Bachelor’s degree in Biology from the University of Colorado, Boulder, a Master of Science degree in Microbiology from the University of Missouri and a Ph.D. in Microbiology from Oregon State University.

Board of Directors

James C. Gale, M.B.A.

James Gale has served as a member of our board of directors since 2009. Since 1998, Mr. Gale has served as the founding partner and a managing director of Signet Healthcare Partners, a private equity firm that invests in commercial stage healthcare companies, and an affiliate of SMH Capital, Inc. Prior to founding Signet Healthcare Partners, Mr. Gale was head of principal investment activities and head of investment banking for Gruntal & Co., LLC from 1992 to 1998. Prior to joining Gruntal, Mr. Gale originated and managed private equity investments for the Home Insurance Co., Gruntal’s parent from 1989 to 1992. Earlier in his career, Mr. Gale was a senior investment banker at E.F. Hutton & Co., an investment bank. He serves as a member of the board of directors of two public companies, IGI Laboratories, Inc. and Knight Therapeutics Inc., as well as several private companies. During the past five years, he also served on the board of directors of two additional public companies, Paladin Labs Inc. and Octoplus BV. Mr. Gale holds a Bachelor’s degree in Education from the University of Arizona and an M.B.A. from the University of Chicago. The board of directors believes Mr. Gale is qualified to serve as a director because of his extensive private equity experience and his unique knowledge of the healthcare industry.

Kenneth Van Heel, M.B.A.

Kenneth Van Heel joined our board of directors in 2012. Since 2007, Mr. Van Heel has served as Global Director of Portfolio Investments and Director of Dow Chemical Canada Pension Plan at The Dow Chemical Company, a chemicals manufacturer, and has held various positions with Dow and its wholly-owned subsidiaries, including: Senior Manager of Private Equity of The Dow Chemical Company from 2003 to 2006, Manager of Dow Corporate Venture Capital from 2000 until 2003 and other various positions with Dow since 1994. Mr. Van Heel holds a Bachelor’s degree in Materials Science and Engineering from Illinois Institute of Technology and an M.B.A. from DePaul University. The board of directors believes Mr. Van Heel is qualified to serve as a director because of his extensive finance and venture capital experience.

William R. Rohn

William R. Rohn is a designee to our board of directors and will join as the chairman of our board in connection with the offering contemplated by this prospectus. Most recently, Mr. Rohn served as Chief Operating Officer of Biogen Idec, the successor company to IDEC Pharmaceuticals, a biotechnology company, from 2003 until 2005. Mr. Rohn also held various management positions with IDEC Pharmaceuticals, a biotechnology company, including: President and Chief Operating Officer from 1998 to 2003, Senior Vice President, Commercial Operations from 1996 to 1998 and Senior Vice President, Commercial and Corporate Development from 1993 to 1996. He also held various management positions with Adria Laboratories, a pharmaceutical company acquired by Pfizer Inc., including: Senior Vice President of Commercial Operations from 1991 to 1993 and Vice President of Business Development and Licensing from 1985 to 1990. Mr. Rohn currently serves on the board of directors of Hansen Medical, Inc., a medical device company. Mr. Rohn previously served on the boards of Intellikine, Inc., a pharmaceutical company acquired by Takeda America Holdings, Inc., Cerus Corporation, a biomedical products company, Elan Corporation, plc, a pharmaceutical company acquired by Perrigo Company plc, Metabasis Therapeutics, Inc., a biopharmaceutical company that merged with Ligand Pharmaceuticals Inc., and Pharmacyclics Inc., a pharmaceutical company. Mr. Rohn holds a Bachelor’s degree in Marketing from Michigan State University and has completed graduate-level coursework in Business Administration at Indiana State University. The board of directors believes Mr. Rohn is qualified to serve as a director because of his knowledge of our industry and his prior and current experience as a senior officer and director of other healthcare companies.

Phillip M. Schneider, M.B.A.

Phillip M. Schneider is a designee to our board of directors and will join our board in connection with the offering contemplated by this prospectus. Most recently, Mr. Schneider held various positions with IDEC Pharmaceuticals Corporation, a biopharmaceutical company, from 1987 to 2003, including: Senior Vice President and Chief Financial Officer from 1997 to 2003; and Director of Finance and Administration from 1992 to 1997. Prior to that, Mr. Schneider held various management positions at Syntex Pharmaceuticals Corporation, a pharmaceutical company, from 1985 to 1987 and KPMG LLP, an audit and tax advisory firm, from 1982 to 1984, where he attained his CPA license. He currently serves as a member of the board of directors of Arena Pharmaceuticals Corporation, a pharmaceutical company, which he joined in 2008, and Auspex Pharmaceuticals, a pharmaceutical company, which he joined in 2014. He previously served as a member of the board of directors of Gen-Probe, Inc., a biotechnology company, from 2002 to 2012. Mr. Schneider holds a B.S. in Biochemistry from the University of California, Davis and an M.B.A. from the University of Southern California. The board of directors believes Mr. Schneider is qualified to serve as a director because of his extensive experience in finance and accounting and his unique knowledge of the biotechnology industry.

Election of Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Board Composition and Risk Oversight

Our board of directors is currently composed of three members. In connection with the offering contemplated by this prospectus, Messrs. Rohn and Schneider will join our board of directors and our board of directors will be comprised of five directors. All of our current directors (Dr. Liang, Mr. Gale, and Mr. Van Heel) were initially elected to our board of directors pursuant to a voting agreement that will terminate automatically by its terms in connection with this offering. The certificate of incorporation and bylaws to be in effect upon the completion of this offering provide that the number of directors shall be at least one and will be fixed from time to time by resolution of our board of directors.

Upon the completion of this offering, our board of directors will be divided into three classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the class whose term is then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2015 for the Class I directors, 2016 for the Class II directors and 2017 for the Class III directors.

The Class I directors will be James C. Gale and Kenneth Van Heel.

The Class II director will be Phillip M. Schneider.

The Class III directors will be Bertrand C. Liang and William R. Rohn.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. See the section of this prospectus captioned “Description of Capital Stock—Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws” for a discussion of other anti-takeover provisions found in the certificate of incorporation.

Our board of directors has an active role, as a whole and also at the committee level, in overseeing the management of our risks. Our board of directors is responsible for general oversight of risks and regular review of information regarding our risks, including credit risks, liquidity risks and operational risks. Our compensation, nominating and corporate governance committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements and the risks associated with the independence of our board of directors and potential conflicts of interest. Our audit committee is responsible for overseeing the management of our risks relating to accounting matters and financial reporting. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors is regularly informed through discussions from committee members about such risks. Our board of directors believes its administration of its risk oversight function has not affected our board of directors’ leadership structure.

Director Independence

Our common stock has been approved for listing on the NYSE MKT. Under the rules of the NYSE MKT, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of this offering. In addition, the rules of the NYSE MKT require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent. Under the rules of the NYSE MKT, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (i) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (ii) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has undertaken a review of the independence of each director to determine whether each director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities, and determined that each of Messrs. Rohn, Schneider, and Gale, representing three of our five directors, will be “independent directors” as defined under the applicable rules and regulations of the SEC and the listing requirements and the rules of the NYSE MKT.

Lead Independent Director

Our corporate governance guidelines provide that one of our independent directors should serve as a lead independent director at any time when our chief executive officer serves as the chairman of our board of directors or if the chairman is not otherwise independent. The lead independent director will preside over periodic meetings of our independent directors, serve as a liaison between our chairman and the independent directors and perform such additional duties as our board of directors may otherwise determine and delegate. Because Mr. Rohn, our chairman designee, is an independent director, he shall have the responsibilities of the lead independent director at this time.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to each of our directors, officers and employees. The full text of our code of business conduct and ethics will be available on our website at www.pfenex.com following the completion of this offering. Following the completion of this offering, we intend to post any amendment to our code of business conduct and ethics, and any waivers of such code for directors and executive officers, on the same website. The code addresses various topics, including:

•	compliance with laws, rules and regulations;

•	conflicts of interest;

•	insider trading;

•	corporate opportunities;

•	competition and fair dealing;

•	fair employment practices;

•	recordkeeping;

•	confidentiality;

•	protection and proper use of company assets;

•	reporting violations of the code; and

•	payments to government personnel.

Board Committees

We have established an audit committee and a compensation, nominating and governance committee. We believe that the composition of these committees will meet the criteria for independence under, and the functioning of these committees comply with the requirements of, the Sarbanes-Oxley Act of 2002, the rules of the NYSE MKT and SEC rules and regulations that will become applicable to us upon consummation of the offering. We intend to comply with the requirements of the NYSE MKT with respect to committee composition of independent directors. Each committee has the composition and responsibilities described below.

Audit Committee

Messrs. Schneider, Van Heel and Rohn, each of whom is a non-employee member of our board of directors, will comprise our audit committee following the completion of the offering contemplated by this prospectus. Mr. Schneider, will serve as the chair of our audit committee upon the completion of the offering contemplated by this prospectus. Our board of directors has determined that Messrs. Rohn and Schneider satisfy the requirements for independence and each of the members satisfies the requirements for financial literacy under the rules and regulations of the NYSE MKT and the SEC. Because Mr. Van Heel is not independent, we will be required to change the composition of our audit committee to comply with NYSE MKT rules following the offering. However, as permitted by the applicable NYSE MKT and SEC rules, we will have twelve months from the completion of this offering to comply with such independence requirements and to have a fully independent audit committee. Our board of directors has also determined that Mr. Schneider qualifies as an “audit committee financial expert,” as defined in the SEC rules, and satisfies the financial sophistication requirements of the NYSE MKT. The audit committee is responsible for, among other things, providing assistance to the board of directors in fulfilling its oversight responsibilities regarding the integrity of our financial statements, our compliance with applicable legal and regulatory requirements, the integrity of our financial reporting processes, including its systems of internal accounting and financial controls, the performance of our internal audit function and independent auditor and our financial policy matters by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management.

Compensation, Nominating and Governance Committee

Messrs. Rohn, Schneider, and Gale, each of whom is a non-employee member of our board of directors, will comprise our compensation, nominating and governance committee following the completion of the offering contemplated by this prospectus. Mr. Rohn will serve as the chair of our compensation, nominating and governance committee upon the completion of the offering contemplated by this prospectus. Our board of directors has determined that each member of our compensation, nominating and governance committee meets the requirements for independence under the rules of the NYSE MKT and the SEC and is an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. The compensation, nominating and governance committee is responsible for, among other things, overseeing our overall compensation structure, policies and programs, and assessing whether our compensation structure establishes appropriate incentives for officers and employees. The compensation, nominating and governance committee also reviews and approves corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives, sets the compensation of these officers based on such evaluations and reviews and recommends to the board of directors any employment-related agreements, any proposed severance arrangements or change in control or similar agreements with these officers. The compensation, nominating and governance committee also administers the issuance of stock options and other awards under our stock plans. The compensation, nominating and governance committee will review and evaluate, at least annually, the performance of the compensation, nominating and governance committee and its members and the adequacy of the charter of the compensation, nominating and governance committee. The compensation, nominating and governance committee will also prepare a report on executive compensation, when and as required by the SEC rules, to be included in our annual report and annual proxy statement. The compensation, nominating and governance committee is also responsible for, among other things, developing and recommending to the board of directors criteria for identifying and evaluating candidates for directorships and making recommendations to the board of directors regarding candidates for election or reelection to the board of directors at each annual stockholders’ meeting. In addition, the compensation, nominating and governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board of directors concerning corporate governance matters. The compensation, nominating and governance committee will be also responsible for making recommendations to the board of directors concerning the structure, composition and function of the board of directors and its committees.

Compensation Committee Interlocks

None of the members of our compensation, nominating and governance committee is or has at any time during the past year been an officer or employee of ours. None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation, nominating and governance committee of any entity that has one or more executive officers serving on our board or compensation, nominating and governance committee.

Director Compensation

Prior to this offering, our directors have not received any cash compensation or equity awards for their service on our board of directors or committees of our board of directors. We have a policy of reimbursing our directors for their reasonable out-of-pocket expenses incurred in attending board and committee meetings. Dr. Liang, who is our Chief Executive Officer, received no compensation for his service as a director. The compensation received by Dr. Liang as an employee is presented in “Executive Compensation—2013 Summary Compensation Table.”

After the completion of this offering, each non-employee member of the board of directors will be eligible to receive compensation for his or her service consisting of annual cash retainers and equity awards. All non-employee directors will be entitled to receive the following cash compensation for their services following the completion of the offering contemplated by this prospectus:

$35,000 per year for service as a board member;

$20,000 per year additionally for service as chairman of the board;

$10,000 per year additionally for service as chairman of the audit committee;

$8,000 per year additionally for service as an audit committee member;

$8,000 per year additionally for service as chairman of the compensation, nominating and governance committee; and

$5,000 per year additionally for service as a compensation, nominating and governance committee member; and.

All cash payments to non-employee directors will be paid quarterly in arrears on a prorated basis.

In addition, each non-employee director who first joins us will be granted an initial award of a nonstatutory stock option to purchase 20,000 shares of our common stock and on the date of each annual meeting of stockholders beginning with the first annual meeting following the completion of this offering, each non-employee director who has been a non-employee director for 6 months or more on the date of the annual meeting will be granted an annual award of a nonstatutory stock option to acquire 18,000 shares of our common stock. The initial award shall vest fully on the next annual meeting. The annual award shall fully vest on the date of the next annual meeting subject to continued service as a director. These awards will vest and become immediately exercisable immediately prior to a change in control.

EXECUTIVE COMPENSATION

Our named executive officers, or NEOs, for 2013, consisted of Bertrand C. Liang, our Principal Executive Officer, Charles Squires, our former Vice President of Discovery and External Partnerships who retired from that position in December 2013, and the next two most highly-compensated executive officers, Patricia Lady and Patrick K. Lucy.

2013 Summary Compensation Table

The executive compensation disclosure that follows explains the compensation awarded to, earned by or paid to Bertrand C. Liang, our Chief Executive Officer, Charles Squires, our former Vice President of Discovery and External Partnerships who retired from that position in December 2013, and Patricia Lady and Patrick K. Lucy, our next two most highly compensated executive officers for 2013 (our named executive officers).

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	All Other Compensation	Total ($)
Dr. Bertrand C. Liang	2013	392,543	—	—	—	—	392,543
Chief Executive Officer, Director

Ms. Patricia Lady	2013	182,658	—	—	—	—	182,658
Chief Accounting Officer

Mr. Patrick K. Lucy	2013	180,000	—	—	—	—	180,000
Chief Business Officer

Dr. Charles Squires(1)	2013	185,331	—	—	—	—	185,331
Former Vice President of Discovery and External Partnerships

(1)	Dr. Squires retired as Vice President of Discovery and External Partnerships on December 31, 2013.

Outstanding Equity Awards as of December 31, 2013

The following table provides information regarding outstanding equity awards held by our named executive officers as of December 31, 2013.

Option Awards
	Number of Securities Underlying Unexercised Options (#)		Number of Securities Underlying Unexercised Options (#)	Option Exercise Price	Option Expiration
Name	Exercisable		Unexercisable	($)	Date
Dr. Bertrand C. Liang	—		—	—	—
Ms. Patricia Lady	45,519	(1)	—	0.31	2/3/2020
Mr. Patrick K. Lucy	—		—	—	—
Dr. Charles Squires	—		—	—	—

(1)	The option fully vested on December 28, 2013.

Executive Officer Employment

Bertrand Liang

We entered into an executive employment agreement with Bertrand Liang, our Chief Executive Officer, dated June 20, 2014, effective as of the effectiveness of this prospectus. The employment agreement provides that as of the closing of our initial public offering, Dr. Liang’s current base salary will be $450,000 and he will be eligible to earn an annual target bonus of up to 50% of his base salary. This agreement has no specific term and constitutes at-will employment.

In addition, Dr. Liang is entitled under his executive employment agreement to the following severance and change of control benefits upon certain qualifying terminations.

If Dr. Liang’s employment is terminated by the Company other than for “cause,” death or “disability” or he resigns for “good reason” (as such terms are defined in Dr. Liang’s executive employment agreement) outside of a period that begins 3 months prior to and ends 12 months following a “change of control,” Dr. Liang will be eligible to receive the following benefits if he timely signs and does not revoke a release of claims:

•	continuing payments of Dr. Liang’s then-current base salary for 12 months, plus the sum of all performance bonuses paid to Dr. Liang for the Company’s fiscal year immediately preceding the fiscal year in which Dr. Liang’s termination of employment occurs; and

•	payment by the Company for up to 12 months of COBRA premiums to continue health insurance coverage for him and his eligible dependents, or taxable monthly payments for the equivalent period in the event payment for COBRA premiums would violate applicable law.

If Dr. Liang’s employment is terminated by the Company other than for “cause,” death or “disability” or he resigns for “good reason” during the period that begins 3 months prior to and ends 12 months following a “change of control,” Dr. Liang will be eligible to receive the following benefits if he timely signs and does not revoke a release of claims:

•	a lump sum payment equal to 200% of Dr. Liang’s then-current base salary and Dr. Liang’s target bonus in effect for the fiscal year in which the termination of employment occurs;

•	payment by the Company for up to 24 months of COBRA premiums to continue health insurance coverage for him and his eligible dependents, or taxable monthly payments for the equivalent period in the event payment for COBRA premiums would violate applicable law; and

•	accelerated vesting of 100% of Dr. Liang’s then-outstanding Company equity awards.

In the event any of the payments provided for under this agreement or otherwise payable to Dr. Liang would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code and could be subject to the related excise tax, Dr. Liang would be entitled to receive either full payment of benefits or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to Dr. Liang. This employment agreement does not require the Company to provide any tax gross-up payments.

Patrick Lucy

We entered into an executive employment agreement with Patrick Lucy, our Chief Business Officer, dated June 20, 2014, effective as of the effectiveness of this prospectus. The employment agreement provides that as of the closing of our initial public offering, Mr. Lucy’s current base salary will be $300,000 and he will be eligible to earn an annual target bonus of up to 30% of his base salary. This agreement has no specific term and constitutes at-will employment.

In addition, Mr. Lucy is entitled under his executive employment agreement to the following severance and change of control benefits upon certain qualifying terminations.

If Mr. Lucy’s employment is terminated by the Company other than for “cause,” death or “disability” or he resigns for “good reason” (as such terms are defined in Mr. Lucy’s executive employment agreement) outside of a period that begins 3 months prior to and ends 12 months following a “change of control,” Mr. Lucy will be eligible to receive the following benefits if he timely signs and does not revoke a release of claims:

•	continuing payments of 75% of Mr. Lucy’s then-current base salary for 9 months, plus the sum of all performance bonuses paid to Mr. Lucy for the Company’s fiscal year immediately preceding the fiscal year in which Mr. Lucy’s termination of employment occurs; and

•	payment by the Company for up to 9 months of COBRA premiums to continue health insurance coverage for him and his eligible dependents, or taxable monthly payments for the equivalent period in the event payment for COBRA premiums would violate applicable law.

If Mr. Lucy’s employment is terminated by the Company other than for “cause,” death or “disability” or he resigns for “good reason” during the period that begins 3 months prior to and ends 12 months following a “change of control,” Mr. Lucy will be eligible to receive the following benefits if he timely signs and does not revoke a release of claims:

•	a lump sum payment equal to 150% of Mr. Lucy’s then-current base salary and Mr. Lucy’s target bonus in effect for the fiscal year in which the termination of employment occurs;

•	payment by the Company for up to 18 months of COBRA premiums to continue health insurance coverage for him and his eligible dependents, or taxable monthly payments for the equivalent period in the event payment for COBRA premiums would violate applicable law; and

•	accelerated vesting of 100% of Mr. Lucy’s then-outstanding Company equity awards.

In the event any of the payments provided for under this agreement or otherwise payable to Mr. Lucy would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code and could be subject to the related excise tax, Mr. Lucy would be entitled to receive either full payment of benefits or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to Mr. Lucy. This employment agreement does not require the Company to provide any tax gross-up payments.

Paul Wagner

We entered into an executive employment agreement with Paul Wagner, our Chief Financial Officer, dated June 20, 2014, effective as of the effectiveness of this prospectus. The employment agreement provides that as of the closing of our initial public offering, Dr. Wagner’s current base salary will be $275,000 and he will be eligible to earn an annual target bonus of up to 25% of his base salary. This agreement has no specific term and constitutes at-will employment.

In addition, Dr. Wagner is entitled under his executive employment agreement to the following severance and change of control benefits upon certain qualifying terminations.

If Dr. Wagner’s employment is terminated by the Company other than for “cause,” death or “disability” or he resigns for “good reason” (as such terms are defined in Dr. Wagner’s executive employment agreement) outside of a period that begins 3 months prior to and ends 12 months following a “change of control,” Dr. Wagner will be eligible to receive the following benefits if he timely signs and does not revoke a release of claims:

•	continuing payments of 75% of Dr. Wagner’s then-current base salary for 9 months, plus all performance bonuses paid to Dr. Wagner for the Company’s fiscal year immediately preceding the fiscal year in which Dr. Wagner’s termination of employment occurs; and

•	payment by the Company for up to 9 months of COBRA premiums to continue health insurance coverage for him and his eligible dependents, or taxable monthly payments for the equivalent period in the event payment for COBRA premiums would violate applicable law.

If Dr. Wagner’s employment is terminated by the Company other than for “cause,” death or “disability” or he resigns for “good reason” during the period that begins 3 months prior to and ends 12 months following a “change of control,” Dr. Wagner will be eligible to receive the following benefits if he timely signs and does not revoke a release of claims:

•	a lump sum payment equal to 150% of Dr. Wagner’s then-current base salary and Dr. Wagner’s target bonus in effect for the fiscal year in which the termination of employment occurs;

•	payment by the Company for up to 18 months of COBRA premiums to continue health insurance coverage for him and his eligible dependents, or taxable monthly payments for the equivalent period in the event payment for COBRA premiums would violate applicable law; and

•	accelerated vesting of 100% of Dr. Wagner’s then-outstanding Company equity awards.

In the event any of the payments provided for under this agreement or otherwise payable to Dr. Wagner would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code and could be subject to the related excise tax, Dr. Wagner would be entitled to receive either full payment of benefits or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to Dr. Wagner. This employment agreement does not require the Company to provide any tax gross-up payments.

Patricia Lady

We entered into an executive employment agreement with Patricia Lady, our Chief Accounting Officer, dated June 20, 2014, effective as of the effectiveness of this prospectus. The employment agreement provides that as of the closing of our initial public offering, Ms. Lady’s current base salary will be $195,000 and she will be eligible to earn an annual target bonus of up to 25% of her base salary. This agreement has no specific term and constitutes at-will employment.

In addition, Ms. Lady is entitled under her executive employment agreement to the following severance and change of control benefits upon certain qualifying terminations.

If Ms. Lady’s employment is terminated by the Company other than for “cause,” death or “disability” or she resigns for “good reason” (as such terms are defined in Ms. Lady’s executive employment agreement) outside of a period that begins 3 months prior to and ends 12 months following a “change of control,” Ms. Lady will be eligible to receive the following benefits if she timely signs and does not revoke a release of claims:

•	continuing payments of 75% of Ms. Lady’s then-current base salary for 9 months, plus all performance bonuses paid to Ms. Lady for the Company’s fiscal year immediately preceding the fiscal year in which Ms. Lady’s termination of employment occurs; and

•	payment by the Company for up to 9 months of COBRA premiums to continue health insurance coverage for her and her eligible dependents, or taxable monthly payments for the equivalent period in the event payment for COBRA premiums would violate applicable law.

If Ms. Lady’s employment is terminated by the Company other than for “cause,” death or “disability” or she resigns for “good reason” during the period that begins 3 months prior to and ends 12 months following a “change of control,” Ms. Lady will be eligible to receive the following benefits if she timely signs and does not revoke a release of claims:

•	a lump sum payment equal to 150% of Ms. Lady’s then-current base salary and Ms. Lady’s target bonus in effect for the fiscal year in which the termination of employment occurs;

•	payment by the Company for up to 18 months of COBRA premiums to continue health insurance coverage for her and her eligible dependents, or taxable monthly payments for the equivalent period in the event payment for COBRA premiums would violate applicable law; and

•	accelerated vesting of 100% of Ms. Lady’s then-outstanding Company equity awards.

In the event any of the payments provided for under this agreement or otherwise payable to Ms. Lady would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code and could be subject to the related excise tax, Ms. Lady would be entitled to receive either full payment of benefits or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to Ms. Lady. This employment agreement does not require the Company to provide any tax gross-up payments.

Charles Squires, Ph.D.

We entered into an offer letter with Dr. Charles Squires, our Former Vice President of Discovery and External Partnerships, on December 10, 2009 and the offer letter was amended on January 7, 2010. The offer letter had no term and constituted at-will employment. Dr. Squires’ salary in 2013 prior to his retirement was $185,331 with a bonus potential of up to 24%, and his offer letter provided for certain termination and severance benefits that lapsed upon his retirement.

Employee Benefit and Stock Plans

2014 Equity Incentive Plan

Our board of directors has adopted a 2014 Equity Incentive Plan, or the 2014 Plan, and our stockholders have approved it. The 2014 Plan will become effective immediately prior to the effectiveness of this prospectus. Our 2014 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Authorized Shares.  A total of 1,356,219 shares of our common stock have been reserved for issuance pursuant to the 2014 Plan, of which no awards are issued and outstanding. In addition, the shares to be reserved for issuance under our 2014 Plan will also include shares returned to the 2009 Plan as the result of expiration or termination of awards (provided that the maximum number of shares that may be added to the 2014 Plan pursuant to such previously granted awards under the 2009 Plan is 961,755 shares). The number of shares available for issuance under the 2014 Plan also includes an annual increase on the first day of each fiscal year beginning in 2015 and ending with and including the 2018 fiscal year, equal to the least of:

•	1,356,219 shares;

•	2.5% of the outstanding shares of common stock as of the last day of our immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

Plan Administration

Our board of directors or one or more committees appointed by our board of directors will administer the 2014 Plan. Our compensation, nominating and governance committee of our board of directors has been delegated the responsibility by our board of directors to administer our 2014 Plan. In the case of awards intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m). In addition, if we determine it is desirable to qualify transactions under the 2014 Plan as exempt under Rule 16b-3 of the Exchange Act, or Rule 16b-3, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2014 Plan, the administrator has the power to administer the plan, including but not limited to, the power to interpret the terms of the 2014 Plan and awards granted under it, to create, amend and rescind rules and regulations relating to the 2014 Plan, including rules and regulations relating to sub-plans, and to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards, and the form of consideration, if any, payable upon exercise. The administrator also has the authority to amend existing awards to reduce or increase their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards of the same type which may have a higher or lower exercise price or different terms, awards of a different type and/or cash.

Stock Options

We may grant stock options under the 2014 Plan. The exercise price of options granted under our 2014 Plan will at least be equal to 100% of the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed seven years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director or consultant, he or she may exercise his or her option, to the extent vested as of the termination date, for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term. Subject to the provisions of our 2014 Plan, the administrator determines the other terms of options.

Stock Appreciation Rights

We may grant stock appreciation rights under our 2014 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding ten years. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her option agreement. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2014 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock

We may grant restricted stock under our 2014 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of our 2014 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Restricted Stock Units

We may grant restricted stock units under our 2014 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2014 Plan, the administrator determines the terms and conditions of restricted stock units, including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

Performance Units and Performance Shares

We may grant performance units and performance shares under our 2014 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish Company-wide, divisional, business unit, or individual performance goals or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof.

Outside Directors

Our 2014 Plan provides that all outside directors will be eligible to receive all types of awards (except for incentive stock options) under the 2014 Plan. Prior to the offering, we anticipate implementing a formal policy pursuant to which our non-employee directors will be eligible to receive equity awards under the 2014 Plan. Our 2014 Plan provides that in any given fiscal year, an outside director will not receive stock-settled awards covering more than 175,000 shares (increasing to 300,000 shares for the initial year of service as an outside director). In addition, in any fiscal year, an outside director will not receive cash-settled awards with a grant date fair value of more than $500,000 (increasing to a fair value of $1,000,000 for the initial year of service as an outside director).

Non-Transferability of Awards

Unless the administrator provides otherwise, our 2014 Plan generally will not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments

In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2014 Plan, the administrator will adjust the number and class of shares that may be delivered under the 2014 Plan and/or the number, class, and price of shares covered by each outstanding award, and the numerical share limits set forth in the 2014 Plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control

Our 2014 Plan provides that in the event of a merger or change in control, as defined under the 2014 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time.

In addition, in the event of a change in control, options, stock appreciation rights, restricted stock, and restricted stock units held by our outside directors, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock will lapse, and all performance goals or other vesting for his or her performance shares and units will be deemed achieved at one hundred percent (100%) of target levels, and all other terms and conditions met.

Amendment, Suspension or Termination

The administrator will have the authority to amend, suspend or terminate the 2014 Plan provided such action does not impair the existing rights of any participant. Our 2014 Plan will automatically terminate in 2024, unless the administrator terminates it sooner.

2009 Equity Incentive Plan

Our board of directors adopted, and our stockholders approved, our 2009 Equity Incentive Plan, or the 2009 Plan, in 2009. Our 2009 Plan will terminate in connection with this offering and, accordingly, no awards will be granted under the 2009 Plan following this offering. However, the 2009 Plan will continue to govern outstanding awards granted thereunder.

Authorized Shares

An aggregate of 1,098,862 shares of our common stock was reserved for issuance under the 2009 Plan. The 2009 Plan provided for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, and stock appreciation rights to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants. As of March 31, 2014, awards covering 718,155 shares of common stock were outstanding under the 2009 Plan.

Plan Administration

Our board of directors or one or more committees appointed by our board of directors administers the 2009 Plan. Following this offering, we anticipate that our compensation, nominating and governance committee will administer the 2009 Plan. Subject to the provisions of our 2009 Plan, the administrator has the power to administer the plan, including but not limited to, the power to: (1) determine the fair market value of our common stock; (2) institute and interpret the terms and conditions of a program under which (i) outstanding awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type, and/or cash, (ii) participants would have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the administrator, and/or (ii) the exercise price of an outstanding awards is reduced or increased; (3) construe and interpret the terms of the 2009 Plan and awards granted pursuant to the 2009 Plan; (4) modify or amend each award, including, but not limited to, the discretionary authority to extend the post-termination exercisability period of awards and to extend the maximum term of a stock option; (5) allow certain mechanisms for participants to satisfy tax withholding obligations; (6) allow a participant to defer the receipt of the payment of cash or the delivery of shares that otherwise would be due to such participant under an award; and (7) to make all other determinations deemed necessary under the 2009 Plan.

Stock Options

Under the 2009 Plan, the administrator had the power to grant stock options. The exercise price per share of stock options had to equal at least 100% of the fair market value per share of our common stock on the date of grant and the term of an option could not exceed ten years; provided, however, that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock, or any parent or subsidiary corporations, could not have had a term in excess of five years and must have had an exercise price of at least 110% of the fair market value per share of our common stock on the date of grant.

After terminating service, a participant may generally exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in his or her option agreement. Generally, if termination is due to disability or death, the option will remain exercisable, to the extent vested as of such date of termination, for 12 months or such longer period of time as is specified in the option agreement. In all other cases, the option generally will remain exercisable for three months following termination of service, or such longer period of time as is specified in the option agreement. However, in no event may an option be exercised later than the expiration of its term.

Transferability of Awards

Our 2009 Plan generally does not allow for the transfer of awards other than by will or by the laws of descent and distribution and awards only may be exercised by the award recipient during the award recipient’s lifetime.

Certain Adjustments

In the event of certain changes in our capitalization, in order to prevent diminution or enlargements of the benefits or potential benefits intended to be made available under the 2009 Plan , the number, class, and price of shares of our common stock covered by each outstanding award under the 2009 Plan will be adjusted. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable prior to the effective date of the proposed transaction and all outstanding awards terminate immediately prior to such proposed transaction.

Change in Control

Our 2009 Plan provides that in the event of a merger or change in control (as defined in the 2009 Plan), each outstanding award will be treated as the administrator determines, including, without limitation, that each award be assumed or an equivalent award substituted by the successor corporation or a parent or subsidiary of the successor corporation. The administrator is not obligated to treat all awards similarly in the transaction. In the event that a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for an outstanding award, then participants will fully vest in their awards and any restrictions will lapse. If an option is not assumed or substituted, the administrator will notify the participant in writing or electronically that the option will be exercisable for a period of time determined by the administrator in its sole discretion and that the option will terminate upon the expiration of such period.

Amendment or Termination

Our board of directors may amend the 2009 Plan at any time. As noted above, in connection with this offering, the 2009 Plan will terminate and no further awards will be granted thereunder. All outstanding options will continue to be governed by their existing terms.

2014 Employee Stock Purchase Plan

Our board of directors has adopted a 2014 Employee Stock Purchase Plan, or the ESPP, and our stockholders have approved it. The ESPP became effective immediately prior to the effectiveness of this prospectus.

Authorized Shares

A total of 355,618 shares of our common stock have been reserved for sale under the ESPP. In addition, our ESPP provides for annual increases in the number of shares available for sale under the ESPP on the first day of each fiscal year beginning in 2015, equal to the least of:

•	355,618 shares;

•	1.5% of the outstanding shares of our common stock on the last day of our immediately preceding fiscal year; or

•	such other amount as may be determined by the administrator.

Plan Administration

Our board of directors or a committee appointed by our board of directors will administer the ESPP. Our compensation, nominating and governance committee of our board of directors has been delegated the responsibility by our board of directors to administer the ESPP. The administrator will have authority to administer the plan, including but not limited to, full and exclusive authority to interpret the terms of the ESPP, determine eligibility to participate subject to the conditions of our ESPP as described below, and to establish procedures for plan administration necessary for the administration of the ESPP, including adopting sub-plans.

Eligibility

Generally, all of our employees will be eligible to participate if they are employed by us, or any participating subsidiary, for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under the ESPP if such employee:

•	immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	holds rights to purchase stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock for each calendar year in which the option is outstanding.

Offering Periods

Our ESPP is intended to qualify under Section 423 of the Code, and provides for consecutive, overlapping twenty four month offering periods. The offering periods generally start on the first trading day on or after February 15 and August 15 of each year. However, the first offering period will begin on the registration date on which this prospectus forms a part and will end on the first trading day on or after August 15, 2016. Each purchase period will be approximately six months and will begin after one exercise date and will end with the next exercise date approximately six months later, except that the first purchase period of an offering period will begin on the enrollment date and end on the next exercise date. The administrator may, in its discretion, modify the terms of future offering periods (and/or purchase periods) subject to the terms of our ESPP.

Payroll Deductions

Our ESPP will permit participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation, which includes a participant’s base straight time gross earnings, exclusive of payments for incentive compensation, bonuses, overtime and shift premium, equity compensation and other similar compensation. A participant may purchase a maximum of 700 shares during a purchase period.

Exercise of Option

Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of each offering period or on the exercise date. Participants may end their participation at any time during an offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us.

Non-Transferability of Options

A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution, or as otherwise provided under the ESPP.

Certain Adjustments

In the event of certain changes in our capitalization, to prevent dilution or enlargement of benefits or potential benefits intended to be made available under the ESPP, the administrator will make adjustments to the number and class of common stock that may be delivered under the ESPP and/or the purchase price per share and number of shares covered by each option under the ESPP that has not yet been exercised, and the numerical share limits under the ESPP. In the event of our proposed dissolution or liquidation, any offering period then in progress will be shortened by setting a new exercise date and all awards will terminate immediately prior to the completion of the transaction, unless the administrator determines otherwise. Prior to the new exercise date, the administrator will provide notice to participants that the exercise date has been changed to the new exercise date and that the participant’s option will be exercised automatically unless the participant already has withdrawn from the offering period.

Merger or Change in Control

In the event of our merger or change in control, as defined under the ESPP, a successor corporation may assume or substitute for each outstanding option. If the successor corporation refuses to assume or substitute for the option, the offering period then in progress will be shortened, and a new exercise date will be set. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment or Termination

Our ESPP will automatically terminate in 2034, unless we terminate it sooner. The administrator has the authority to amend, suspend or terminate our ESPP, except that, subject to certain exceptions described in the ESPP, no such action may adversely affect any outstanding rights to purchase stock under our ESPP.

Executive Incentive Compensation Plan

In connection with this offering, our board of directors intends to adopt an Executive Incentive Compensation Plan, or the Bonus Plan. The Bonus Plan allows our compensation, nominating and governance committee to provide cash incentive awards to selected employees, including our named executive officers, based upon performance goals established by our compensation, nominating and governance committee.

Under the Bonus Plan, our compensation, nominating and governance committee will determine the performance goals applicable to any award, which goals may include, without limitation: enrollments, business divestitures and acquisitions, cash flow, cash position, customer satisfaction, earnings (which may include earnings before interest and taxes, earnings before taxes and net earnings), earnings per share, adherence to budget, expenses, gross margin, growth in stockholder value relative to the moving average of the S&P 500 Index or another index, innovation, internal rate of return, net income, net profit, net sales, new product development, new product invention or innovation, number of customers, operating cash flow, operating expenses, operating income, operating margin, overhead or other expense reduction, productivity, profit, reduce cost per enrollment, return on assets, return on capital, return on equity, return on investment, return on sales, revenue, revenue growth, sales results, sales growth, stock price, time to market, total stockholder return, working capital, and individual objectives such as peer reviews or other subjective or objective criteria and individual objectives such as peer reviews or other subjective or objective criteria. Performance goals that include the our financial results may be determined in accordance with U.S. generally accepted accounting principles, or GAAP, or such financial results may consist of non-GAAP financial measures and any actual results may be adjusted by our compensation, nominating and governance committee for one-time items or unbudgeted or unexpected items when determining whether the performance goals have been met. The goals may be on the basis of any factors our compensation, nominating and governance committee determines relevant, and may be adjusted on an individual, divisional, business unit or company-wide basis. The performance goals may differ from participant to participant and from award to award.

Our compensation, nominating and governance committee may, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award, and/or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in our compensation, nominating and governance committee’s discretion. Our compensation, nominating and governance committee may determine the amount of any reduction on the basis of such factors as it deems relevant, and it is not be required to establish any allocation or weighting with respect to the factors it considers.

Actual awards are paid in cash only after they are earned, which usually requires continued employment through the date a bonus is paid. Payment of bonuses occurs as soon as administratively practicable after they are earned, but no later than the dates set forth in the Bonus Plan.

Our board of directors has the authority to amend, alter, suspend or terminate the Bonus Plan provided such action does not impair the existing rights of any participant with respect to any earned bonus.

401(k) plan

We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. All participants’ interests in their deferrals are 100% vested when contributed. In 2013, we made no matching contributions into the 401(k) plan. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan, and all contributions are deductible by us when made.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering contain provisions that limit the personal liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation that will become effective upon the completion of this offering, provides that we indemnify our directors to the fullest extent permitted by Delaware law. In addition, our amended and restated bylaws, that will become effective prior to the completion of this offering, provide that we indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws, that will become effective upon the completion of this offering, also provide that we shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among others, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws, that will become effective upon the completion of this offering, and our indemnification agreements may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty of care. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

PRINCIPAL STOCKHOLDERS

The following table presents information regarding beneficial ownership of our equity interests as of June 30, 2014, and as adjusted to reflect our sale of common stock in this offering, by:

•	each stockholder or group of stockholders known by us to be the beneficial owner of more than 5% of our outstanding equity interests;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and thus represents voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

Percentage ownership of our common stock before this offering is based on 10,106,320 shares of our common stock outstanding as of June 30, 2014, giving effect to the reverse stock split completed on June 27, 2014, and assumes the conversion of all outstanding shares of convertible preferred stock into an aggregate of 8,634,847 shares of common stock upon completion of this offering (which assumes the filing of a certificate of amendment to our amended and restated certificate of incorporation to change the conversion ratio of our Series A-1 Preferred Stock to approximately 0.91966 and the conversion ratio of our Series A-2 Preferred Stock to approximately 1.1406). For percentage ownership information after the offering in the table, we have given effect to (i) no exercise of the underwriters’ over-allotment option, (ii) the repurchase of 423,185 shares of our common stock at a purchase price of $0.31 per share in connection with the completion of the initial public offering, pursuant to the amended and restated subscription agreement, dated May 2, 2014, entered into with certain stockholders, including Signet Healthcare Partners Accredited Partnership III, LP and Signet Healthcare Partners QP Partnership III, LP, (iii) the issuance of 1,217,784 shares of common stock in connection with the payment of all accrued and unpaid dividends through July 28, 2014 upon the conversion of our convertible preferred stock to common stock based on the initial public offering price of $6.00 per share and the offering closing on July 29, 2014, and (iv) the forfeiture of an aggregate of 100,000 shares of common stock by members of our management team in connection with the completion of this offering. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of June 30, 2014 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each individual listed in this table is c/o Pfenex Inc., 10790 Roselle Street, San Diego, California 92121.

	Beneficial Ownership Prior to the Offering		Beneficial Ownership After the Offering
Name of Beneficial Owner	Shares	Percentage	Shares	Percentage

5% Stockholders:
Entities affiliated with The Dow Chemical Company(1)	4,578,660	45.30%	5,053,647	26.27%
Entities affiliated with Signet Healthcare Partners(2)	4,031,434	39.89%	4,319,085	22.46%
Named Executive Officers, Directors and Director Designees:
Bertrand C. Liang(3)	639,099	6.32%	578,099	3.01%
Patricia Lady(4)	45,753	*	45,753	*
Patrick K. Lucy(5)	133,401	1.32%	120,401	*
James C. Gale(6)	4,031,434	39.89%	4,319,085	22.46%
Kenneth Van Heel	—	—	—	—
William R. Rohn	—	—	—	—
Phillip M. Schneider	—	—	—	—
Charles Squires(7)	132,290	1.31%	119,290	*
All directors and executive officers as a group (10 persons)(8)	5,115,608	50.37%	5,303,259	27.50%

*	Less than one percent.
(1)	Consists of (i) 3,708,715 shares held of record by The Dow Chemical Company, a publicly traded company listed on the New York Stock Exchange under the ticker symbol “DOW” and (ii) 869,945 shares held of record by Dow Global Technologies LLC, a wholly-owned subsidiary of The Dow Chemical Company. Shares beneficially owned after this offering assumes the issuance of 384,740 shares of common stock to The Dow Chemical Company and 90,247 shares of common stock to Dow Global Technologies LLC in connection with the payment of all accrued and unpaid dividends upon the conversion of our convertible preferred stock to common stock. Mr. Van Heel, a member of our board of directors, is employed as Global Director of Portfolio Investments of The Dow Chemical Company. Mr. Van Heel is not deemed a beneficial owner of, and does not have a reportable pecuniary interest in, the shares held by The Dow Chemical Company or Dow Global Technologies LLC. The address for these entities is c/o The Dow Chemical Company, 2030 Dow Center, Midland, Michigan 48674.
(2)	Consists of (i) 3,169,031 shares held of record by Signet Healthcare Partners QP Partnership III, LP, and (ii) 862,403 shares held of record by Signet Healthcare Partners Accredited Partnership III, LP. Shares beneficially owned after this offering assumes the issuance of 525,509 shares of common stock to Signet Healthcare Partners QP Partnership III, LP and 143,009 shares of common stock to Signet Healthcare Partners Accredited Partnership III, LP in connection with the payment of all accrued and unpaid dividends upon the conversion of our convertible preferred stock to common stock. Additionally, shares beneficially owned after this offering assumes the repurchase of 299,392 shares of our common stock from Signet Healthcare Partners QP Partnership III, LP and the repurchase of 81,475 shares of our common stock from Signet Healthcare Partners Accredited Partnership III, LP at a purchase price of $0.31 per share in connection with the completion of the initial public offering, pursuant to the amended and restated subscription agreement, dated May 2, 2014. Mr. James C. Gale, one of our directors, is a managing partner of Signet Healthcare Partners, LLC, which manages Signet Healthcare Partners QP Partnership III, LP and Signet Healthcare Partners Accredited Partnership III, LP, and therefore may be deemed to beneficially own these shares. The address for these entities is c/o Signet Healthcare Partners, 152 West 57th Street, 19th Floor, New York, NY 10019.
(3)	Consists of 637,980 shares held and options to purchase 1,119 shares of common stock that are exercisable within 60 days of June 30, 2014. Shares beneficially owned after the offering assume the forfeiture of 61,000 shares of common stock and consist of 576,980 shares held and options to purchase 1,119 shares that are exercisable within 60 days of June 30, 2014.
(4)	Consists of options to purchase 45,753 shares of common stock that are exercisable within 60 days of June 30, 2014.

(5)	Consists of 132,290 shares held and options to purchase 1,111 shares of common stock that are exercisable within 60 days of June 30, 2014. Shares beneficially owned after the offering assume the forfeiture of 13,000 shares of common stock and consist of 119,290 shares held and options to purchase 1,111 shares that are exercisable within 60 days of June 30, 2014.
(6)	Consists of the shares described in Note (2) above. Mr. Gale is a managing partner of Signet Healthcare Partners, LLC, which manages Signet Healthcare Partners QP Partnership III, LP and Signet Healthcare Partners Accredited Partnership III, LP, and therefore may be deemed to beneficially own these shares. The address for Mr. Gale is c/o Signet Healthcare Partners, 152 West 57th Street, 19th Floor, New York, NY 10019.
(7)	Consists of 132,290 shares held of record by Charles Squires. Dr. Squires was previously our Vice President of Discovery and External Partnerships before his retirement in December 2013. Shares beneficially owned after the offering assume the forfeiture of 13,000 shares of common stock and consist of 119,290 shares held.
(8)	Shares beneficially owned prior to the offering include 5,066,284 shares held and options to purchase 49,324 shares of common stock that are exercisable within 60 days of June 30, 2014.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions

The following is a description of transactions since January 1, 2011 to which we have been a party, in which the amount involved in the transaction exceeded or will exceed $120,000, and in which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest.

Agreements with The Dow Chemical Company and its Affiliates

Entities affiliated with The Dow Chemical Company, or Dow, own more than 5% of our capital stock, and we have had and continue to have various commercial relationships with Dow.

On November 30, 2009, we entered into a series of agreements with Dow, including a contribution, assignment and assumption agreement, a technology assignment agreement, a technology licensing agreement, and a grant-back and technology license agreement. Under the contribution, assignment and assumption agreement, Dow assigned certain intellectual property, fixed assets, business contracts, other assets, and other rights related to our Pfēnex Expression Technology® in exchange for an equity interest in our company. Under the technology assignment agreement, Dow assigned to us certain patents, know-how and trademarks relating to our Pfēnex Expression Technology®. Under the technology licensing agreement, Dow granted us exclusive licenses to exploit certain patents relating to RNA viruses, oral immunization methods and certain amended recombinant cells, and a non-exclusive license to exploit certain patents relating to production and isolation techniques for peptides and proteins made using our Pfēnex Expression Technology®. Under the grant-back and technology license agreement, we granted to Dow exclusive and non-exclusive licenses under certain patents and know-how relating to our Pfēnex Expression Technology® to use certain biological materials to make, use and commercialize products in certain fields of use that do not include human therapeutics. No payments aggregating to more than $120,000 have been made in any year pursuant to these agreements since January 1, 2011.

Agreement with Signet and its Affiliates

On December 1, 2009, we entered into a subscription agreement with certain investors, including Signet Healthcare Partners Accredited Partnership III, LP and Signet Healthcare Partners QP Partnership III, LP, collectively, Signet, which owns more than 5% of our capital stock, pursuant to which we issued and sold 423,185 shares of our common stock at a purchase price of $0.31 per share. We retained the right to repurchase all of the shares issued to Signet and the other investors at the original purchase price of $0.31 per share. Our repurchase option on these shares is exercisable on a share-for-share basis for every one share issued pursuant to an option exercise under our 2009 Equity Incentive Plan or in the event we were to be acquired and options to purchase our common stock were assumed by our successor.

On May 2, 2014, we amended and restated this subscription agreement to also provide for the automatic repurchase of 423,185 shares of our common stock at a purchase price of $0.31 per share upon the earlier of (1) the completion of the offering contemplated by this prospectus, or (2) in the event of a change in control of our company.

Amended and Restated Investors’ Rights Agreement

We are party to an investors’ rights agreement which provides that certain holders of our convertible preferred stock, including entities affiliated with The Dow Chemical Company, a holder of more than 5% of our capital stock, and entities affiliated with Signet Healthcare Partners, a holder of more than 5% of our capital stock, have certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Voting Agreement

The election of the members of our board of directors is governed by a voting agreement with certain of the holders of our outstanding capital stock, including entities affiliated with The Dow Chemical Company and entities affiliated with Signet Healthcare Partners. The parties to the voting agreement have agreed, subject to certain conditions, to vote their shares so as to elect as directors (1) one nominee designated by The Dow Chemical Company and its affiliates, currently Kenneth Van Heel; (2) two nominees designated by Signet Healthcare Partners and its affiliates, currently James C. Gale and one vacancy; (3) our chief executive officer, currently Dr. Liang; and (4) one independent nominee designated by the mutual agreement of the other directors, which position is currently vacant. In connection with this offering, the obligations of the parties to the voting agreement to vote their shares so as to elect these nominees will terminate and none of our stockholders will have any special rights regarding the nomination, election or designation of members of our board of directors. Our existing certificate of incorporation contains provisions that correspond to the voting agreement; however, such provisions will be removed in the amended and restated certificate of incorporation that will be effective at the closing of the offering.

Indemnification Agreements

We have entered into indemnification agreements with each of our current directors, executive officers and certain other directors. The indemnification agreements and our amended and restated certificate of incorporation and amended and restated bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See “Executive Compensation—Limitation on Liability and Indemnification Matters.”

Procedures for Approval of Related Party Transactions

We have adopted a formal written policy providing that our audit committee will be responsible for reviewing “related party transactions,” which are transactions (i) in which we are or will be a participant, (ii) in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and (iii) in which a related person has or will have a direct or indirect interest. For purposes of this policy, a related person will be defined as a director, nominee for director, executive officer, or greater than 5% beneficial owner of our common stock and their immediate family members. Under this policy, all related party transactions may be consummated or continued only if approved or ratified by our audit committee.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as each will be in effect upon the closing of this offering, and certain provisions of Delaware law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been or will be filed with the SEC as exhibits to this registration statement. References in this section to “the company,” “we,” “us” and “our” refer to Pfenex Inc. and not to any of its subsidiaries.

Following the closing of this offering, we expect that our authorized capital stock will consist of 200,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.001 par value per share.

Common Stock

As of March 31, 2014, there were 10,900,564 shares of common stock outstanding held by 17 stockholders of record, assuming (i) conversion of all outstanding shares of our convertible preferred stock into an aggregate of 8,634,847 shares of common stock immediately prior to the completion of this offering (which assumes the filing of a certificate of amendment to our amended and restated certificate of incorporation to change the conversion ratio of our Series A-1 Preferred Stock to approximately 0.91966 and the conversion ratio of our Series A-2 Preferred Stock to approximately 1.1406), (ii) the repurchase of 423,185 shares of our common stock at a purchase price of $0.31 per share in connection with the completion of the initial public offering, pursuant to the amended and restated subscription agreement, dated May 2, 2014, entered into with certain stockholders, including Signet Healthcare Partners Accredited Partnership III, LP and Signet Healthcare Partners QP Partnership III, LP, (iii) the forfeiture of an aggregate of 100,000 shares of common stock by members of our management team in connection with the completion of this offering and (iv) the issuance of 1,217,784 shares of common stock in connection with the payment of all accrued and unpaid dividends through July 28, 2014 upon the conversion of our convertible preferred stock to common stock immediately prior to the completion of this offering, and based on the initial public offering price of $6.00 per share and the offering closing on July 29, 2014. As of March 31, 2014, we also had outstanding options to acquire 718,155 shares of our common stock.

Following the closing of this offering, there will be 200,000,000 shares of our common stock authorized for issuance. Pursuant to our amended and restated certificate of incorporation, holders of our common stock will be entitled to one vote on all matters submitted to a vote of stockholders; provided, however, that, except as otherwise required by law, holders of our common stock, as such, shall not be entitled to vote on any amendment to our amended and restated certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our amended and restated certificate of incorporation. Pursuant to our amended and restated certificate of incorporation and amended and restated bylaws, corporate actions can generally be taken by a majority of our board and/or stockholders holding a majority of our outstanding shares, except as otherwise indicated in the section entitled “Anti-takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws,” where certain amendments to our amended and restated certificate of incorporation and amended and restated bylaws require the vote of 66 2/3% percent of our stockholders. Additionally, holders of our common stock will not be entitled to cumulative voting in the election of directors. This means that the holders of a plurality of the votes cast at a meeting of stockholders will be able to elect all of the directors then standing for election. Subject to the rights, if any, of the holders of any outstanding series of preferred stock, holders of our common stock shall be entitled to receive dividends out of any of our funds legally available when, as and if declared by the board of directors. Upon the dissolution, liquidation or winding up of the company, subject to the rights, if any, of the holders of our convertible preferred stock, the holders of shares of our common stock shall be entitled to receive the assets of the company available for distribution to its stockholders ratably in proportion to the number of shares held by them. Holders of our common stock will not have preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued in this offering, when paid for, will also be fully paid and nonassessable.

Common Stock Repurchase Right

On December 1, 2009, we entered into a subscription agreement with Signet Healthcare Partners Accredited Partnership III, LP and Signet Healthcare Partners QP Partnership III, LP, collectively, Signet, and WX Management Limited, or WX, pursuant to which we issued and sold 423,185 shares of our common stock at a purchase price of $0.31 per share. We retained the right to repurchase all of the shares issued to Signet and WX at the original purchase price of $0.31 per share. Our repurchase option on these shares is exercisable on a share-for-share basis for every one share issued pursuant to an option exercise under our 2009 Equity Incentive Plan or in the event the Company were to be acquired and options to purchase our common stock were assumed by our successor. On May 2, 2014, we amended this agreement to permit us to repurchase all remaining shares subject to this agreement upon completion of this offering.

Certificate of Amendment to Amended and Restated Certificate of Incorporation and Management Forfeiture

Prior to the closing of the offering contemplated by this prospectus, we anticipate amending our certificate of incorporation to change the conversion ratio of our preferred stock into common stock. Following the filing of the certificate of amendment, we expect the conversion ratio of our Series A-1 Preferred Stock will be adjusted such that each share of Series A-1 Preferred Stock will convert into approximately 0.91966 shares of common stock and each share of Series A-2 Preferred Stock will convert into approximately 1.1406 shares of common stock. The change in the conversion ratio will effectively increase the number of shares held by Signet Healthcare Partners Accredited Partnership III, LP and Signet Healthcare Partners QP Partnership III, LP by approximately 450,000 shares, and decrease the number of shares held by entities affiliated with The Dow Chemical Company by approximately 400,000 shares. Additionally, certain members of our executive management team, including Bertrand Liang, Patrick Lucy, Henry Talbot, and Charles Squires, will forfeit approximately 100,000 shares of common stock in the aggregate. See “Principal Stockholders.”

Preferred Stock

Pursuant to the provisions of our current certificate of incorporation, which will be in effect immediately prior to the closing of the offering, before the effectiveness of our amended and restated certificate of incorporation which will be in effect at the time of this offering, all of our outstanding convertible preferred stock will automatically convert into shares of common stock, with such conversion to be effective upon completion of this offering.

Following the closing of this offering, there will be no shares of preferred stock outstanding. Our board of directors will be authorized to issue not more than an aggregate of 10,000,000 shares of preferred stock in one or more series, without stockholder approval. Our board of directors is authorized to establish, from time to time, the number of shares to be included in each series of preferred stock, and to fix the designation, powers, privileges, preferences, and relative participating, optional or other rights, if any, of the shares of each series of preferred stock, and any of its qualifications, limitations or restrictions. Our board of directors also is able to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series of preferred stock then outstanding, without any vote or action by stockholders. In the future, our board of directors may authorize the issuance of preferred stock with voting, dividend, conversion or other rights superior to rights of the holders of our common stock, or that could decrease the amount of earnings and assets available for distribution to the holders of our common stock. The issuance of our preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other consequences, have the effect of delaying, deferring or preventing a change in our control and might harm the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Registration Rights

Following the completion of this offering, the holders of shares of our common stock issued upon conversion of our convertible preferred stock or their permitted transferees are entitled to certain rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of an investors’ rights agreement between us and the holders of these shares, which was entered into in connection with our convertible preferred stock financings, and include demand registration rights, piggyback registration rights and Form S-3 registration rights, subject to certain exceptions. In any registration made pursuant to such investors’ rights agreement, all fees, costs and expenses of underwritten registrations will be borne by us, and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

The registration rights terminate five years following the completion of this offering or, with respect to any particular stockholder, at such time that the stockholder can sell all of its shares during any three month period pursuant to Rule 144 of the Securities Act.

Demand Registration Rights

Following the completion of this offering, the holders of an aggregate of 9,852,631 shares of our common stock, or their permitted transferees, are entitled to certain demand registration rights. Under the terms of the investors’ rights agreement, we will be required, upon the written request at any time more than six months after the completion of this offering of holders of at least 50% of the shares that are entitled to registration rights under the investors’ rights agreement, to register, within 20 days after receiving such request, all or a portion of these shares for public resale. We are required to effect only two registrations pursuant to this provision of the investors’ rights agreement. Such request for registration must cover a number of shares with an anticipated aggregate offering price of at least $5,000,000 (exclusive of underwriters’ discounts and commissions). We will not be required to effect a demand registration during the period from 90 days prior to the filing to 180 days following the effectiveness of a registration statement relating to a public offering of our securities.

Piggyback Registration Rights

Following the completion of this offering, the holders of an aggregate of 9,852,631 shares of our common stock or their permitted transferees are entitled to certain piggyback registration rights. If we register any of our securities for our own account after the completion of this offering, the holders of these shares are entitled to include their shares in the registration upon written request made within 20 days after notice of such registration is mailed by us. Both we and the underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to limitations set forth in the investors’ rights agreement.

Form S-3 Registration Rights

Following the completion of this offering, the holders of an aggregate of 9,852,631 shares of our common stock, or their permitted transferees, are entitled to certain Form S-3 registration rights so long as the aggregate amount of shares to be offered and sold under such registration statement on Form S-3 is at least $1.0 million (net of any underwriters’ discounts or commissions). We are only obligated to file up to two registration statements on Form S-3 within a 12 month period. These registration rights are subject to specified conditions and limitations, including our ability to defer the filing of a registration statement with respect to an exercise of such Form S-3 registration rights for up to 90 days under certain circumstances.

Expenses of Registration

We will pay all expenses relating to any demand registrations, piggyback registrations and Form S-3 registrations, other than underwriting discounts and selling commissions.

Anti-takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Delaware Law

Certain provisions of Delaware law and our restated certificate of incorporation and bylaws that will become effective upon completion of this offering contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed in part to encourage anyone seeking to acquire control of us to negotiate with our board of directors. We believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws to become effective in connection with this offering include provisions that:

•	authorize our board of directors to issue, without further action by our stockholders, up to 10,000,000 shares of undesignated preferred stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairman of our board of directors, the chief executive officer or the president;

•	establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	provide that directors may be removed only for cause;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms;

•	specify that no stockholder is permitted to cumulate votes at any election of our board of directors; and

•	require a super majority of the stockholders and a majority of the board to amend certain of the above-mentioned provisions, including certain amendments related to our blank check preferred stock, removal of directors solely for cause, the classification of our board of directors, and the prohibition on cumulative voting.

Exclusive Jurisdiction

Under the provisions of our amended and restated certificate of incorporation to become effective upon the completion of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or agents to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or amended and restated bylaws; or (iv) any action asserting a claim against us governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, our board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not for determining the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers, and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the date of the transaction, the business combination is approved by our board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in the payment of a premium over the market price for the shares of common stock held by our stockholders.

The provisions of Delaware law and our restated certificate of incorporation and amended and restated bylaws to become effective upon completion of this offering could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for common stock is expected to be American Stock Transfer & Trust Company, LLC, or AST. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, NY 11219. The transfer agent’s telephone number is 800-937-5449.

Listing

Our common stock has been approved for listing on the NYSE MKT under the symbol “PFNX.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and although our common stock has been approved for listing on the NYSE MKT, we cannot assure you that there will be an active public market for our common stock following this offering. We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common stock. Future sales of substantial amounts of common stock in the public market, including shares issued upon exercise of outstanding options, or the perception that such sales may occur, could adversely affect the market price of our common stock and also could adversely affect our future ability to raise capital through the sale of our common stock or other equity-related securities at times and prices we believe appropriate.

Upon completion of this offering, based on our shares outstanding as of March 31, 2014 and after giving effect to (1) the automatic conversion of our outstanding convertible preferred stock into an aggregate of 8,634,847 shares of common stock immediately prior to the completion of this offering (which assumes the filing of a certificate of amendment to our amended and restated certificate of incorporation to change the conversion ratio of our Series A-1 Preferred Stock to approximately 0.91966 and the conversion ratio of our Series A-2 Preferred Stock to approximately 1.1406), (2) the issuance of 1,217,784 shares of common stock in connection with the payment of all accrued and unpaid dividends through July 28, 2014 upon the conversion of our preferred convertible stock to common stock immediately prior to the completion of this offering, and, based on the initial public offering price of $6.00 per share and the offering closing on July 29, 2014, (3) the forfeiture of an aggregate of 100,000 shares of common stock by members of our management team in connection with the completion of this offering, and (4) the repurchase of 423,185 shares of our common stock at a purchase price of $0.31 per share in connection with the completion of the initial public offering, pursuant to the amended and restated subscription agreement, dated May 2, 2014, entered into with certain stockholders, including Signet Healthcare Partners Accredited Partnership III, LP and Signet Healthcare Partners QP Partnership III, LP, 19,233,897 shares of our common stock will be outstanding. All of the shares of common stock expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares of our common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements and market stand-off provisions and the provisions of Rules 144 or 701, the shares of our common stock that will be deemed “restricted securities” will be available for sale in the public market following the completion of this offering as follows:

•	no shares will be eligible for sale on the date of this prospectus; and

•	approximately 10,900,000 shares will be eligible for sale upon expiration of the lock-up agreements and market stand-off provisions described below, beginning more than 180 days after the date of this prospectus, subject in some cases to applicable volume limitations under Rule 144.

We may issue shares of our common stock from time to time for a variety of corporate purposes, including in capital-raising activities through future public offerings or private placements, in connection with exercise of stock options, vesting of restricted stock units and other issuances relating to our employee benefit plans and as consideration for future acquisitions, investments or other purposes. The number of shares of our common stock that we may issue may be significant, depending on the events surrounding such issuances. In some cases, the shares we issue may be freely tradable without restriction or further registration under the Securities Act; in other cases, we may grant registration rights covering the shares issued in connection with these issuances, in which case the holders of the common stock will have the right, under certain circumstances, to cause us to register any resale of such shares to the public.

Lock-up Agreements and Market Stand-Off Provisions

We, our directors and officers and substantially all of the holders of our equity securities have agreed, subject to certain exceptions, not to offer, sell or transfer any common stock or securities convertible into or exchangeable or exercisable for common stock, for 180 days after the date of this prospectus without first obtaining the written consent of the representative(s) named therein on behalf of the underwriters. These agreements are described in the section of this prospectus captioned “Underwriting.” In addition to the lock-up agreements, our equity agreements contain market stand-off provisions restricting the sale or transfer of common stock or securities convertible into common stock for the 180 day period described above.

The representative(s) have advised us that they have no present intent or arrangement to release any shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, the representative(s) would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market of our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate for purposes of the Securities Act at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, subject only to the availability of current public information about us. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the completion of this offering, without regard to the registration requirements of the Securities Act or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

•	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 190,000 shares immediately after this offering; and

•	the average weekly trading volume in our common stock on the NYSE MKT during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. To the extent that shares were acquired from one of our affiliates, a person’s holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701, an employee, director, officer, consultant or advisor of the Company who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale or public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

As of March 31, 2014, 113,083 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options. All of these shares, however, are subject to lock-up agreements or market stand-off provisions as discussed above, and, as a result, these shares will only become eligible for sale at the earlier of the expiration of the lock-up period or upon obtaining the consent of the representative(s) on behalf of the underwriters to release all or any portion of these shares from the lock-up agreements.

Stock Options

As of March 31, 2014, options to purchase an aggregate 718,155 shares of our common stock were outstanding. We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of all shares of our common stock subject to outstanding stock options and all shares issuable under our stock plans. We expect to file the registration statement covering these shares after the date of this prospectus, which will permit the resale of such shares by persons who are non-affiliates of ours in the public market without restriction under the Securities Act, subject, with respect to certain of the shares, to the provisions of the lock-up agreements and market stand-off provisions described above.

Registration Rights

Upon completion of this offering, the holders of approximately 9,852,631 shares of our common stock, will be eligible to exercise certain rights to cause us to register their shares for resale under the Securities Act, subject to various conditions and limitations. These registration rights are described under the caption “Description of Capital Stock—Registration Rights.” Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable, and a large number of shares may be sold into the public market. If that occurs, the market price of our common stock could be adversely affected.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, and any changes may result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any state, local or non-U.S. jurisdiction or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address the potential application of the tax on net investment income or any tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations or accounts;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally property held for investment); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity or arrangement classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a person treated as a partner for such purposes generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are a beneficial owner of our common stock that is not, for U.S. federal income tax purposes, any of the following:

•	an entity or arrangement treated as a partnership;

•	an individual who is a citizen or resident of the United States);

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

We have not made any distributions on our common stock and do not intend to make any distributions on our common stock for the foreseeable future. However, if we do make distributions on our common stock, those distributions will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock (determined separately with respect to each share of our common stock), but not below zero, and then will be treated as gain from the sale of that stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us in a timely manner an IRS Form W-8BEN or other appropriate version of IRS Form W-8, including a U.S. taxpayer identification number, certifying qualification for the reduced rate. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS in a timely manner. If you hold our common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, who then will be required to provide the required certification to us or our paying agent, either directly or through other intermediaries. You should consult your tax advisor regarding your entitlement to benefits under any applicable income tax treaty.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, that are attributable to a permanent establishment maintained by you in the United States), are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, generally are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty, subject to certain adjustments.

Gain on Disposition of Our Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States);

•	you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we are or become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests to you only if you actually or constructively hold more than 5% of our common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S.-source capital losses for the year. You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

If you are an individual non-U.S. Holder who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes), at the time of your death, you generally will be required to include the value of our common stock in your gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or of proceeds from the disposition of our common stock made to you may be subject to additional information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example, by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Legislation Affecting Taxation of our Common Stock Held by or through Foreign Entities

Legislation enacted in 2010, commonly referred to as “FATCA,” generally will impose a U.S. federal withholding tax of 30% on dividends on and the gross proceeds of a disposition of our common stock, paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally will impose a U.S. federal withholding tax of 30% on dividends on and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. This withholding obligation under FATCA generally will apply to payments of dividends on our common stock made on or after July 1, 2014, and to payments of gross proceeds from a sale or other disposition of our common stock on or after January 1, 2017. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

William Blair & Company, L.L.C. and JMP Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of our common stock set forth opposite its name below.

Name	Number of Shares
William Blair & Company, L.L.C.	3,875,000
JMP Securities LLC	3,875,000
Mizuho Securities USA Inc.	583,333

Total	8,333,333

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act relating to losses or claims resulting from material misstatements in or omissions from this prospectus, the registration statement of which this prospectus is a part, certain free writing prospectuses that may be used in the offering and in any marketing materials used in connection with this offering and to contribute to payments the underwriters may be required to make in respect of those liabilities.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.252 per share. After the initial offering, the public offering price, concession or any other term of this offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$6.00	$49,999,998	$57,499,998
Underwriting discount	$0.42	$3,500,000	$4,025,000
Proceeds, before expenses, to us	$5.58	$46,499,998	$53,474,998

The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,250,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the table above bears to the total number of shares of common stock listed next to the names of all underwriters in the above table.

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $2.3 million, which includes legal, accounting and printing costs and various other fees associated with the registration and listing of our common stock. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $35,000 as set forth in the underwriting agreement.

We have been approved to list our common stock on the NYSE MKT.

No Sales of Similar Securities

We have agreed not to sell or transfer any shares of our common stock or securities convertible into, exchangeable for, exercisable for, or repayable with shares of our common stock, for 180 days after the date of this prospectus without first obtaining the written consent of the representative(s) named therein. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	file with the SEC a registration statement under the Securities Act relating to any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•	offer, pledge, announce the intention to sell, sell or contract to sell any shares of our common stock;

•	sell any option or contract to purchase any shares of our common stock;

•	purchase any option or contract to sell any shares of our common stock;

•	grant any option, right or warrant to purchase any shares of our common stock;

•	otherwise transfer or dispose of, directly or indirectly, any shares of our common stock;

•	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of our common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise; or

•	publically disclose the intention to do any of the foregoing.

Our executive officers and directors and our other existing stock holders have agreed not to sell or transfer any shares of our common stock or securities convertible into, exchangeable for, exercisable for, or repayable with shares of our common stock, for 180 days after the date of this prospectus without first obtaining the written consent of the representative(s) named therein. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, announce the intention to sell, sell or contract to sell any shares of our common stock;

•	sell any option or contract to purchase any shares of our common stock;

•	purchase any option or contract to sell any shares of our common stock;

•	grant any option, right or warrant to purchase any shares of our common stock;

•	make any short sale or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock;

•	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of our common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise;

•	make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for shares of our common stock; or

•	publically disclose the intention to do any of the foregoing.

Listing

We have been approved to list our common stock on the NYSE MKT under the symbol “PFNX.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price was determined through negotiations among us and the representatives. In addition to prevailing market conditions, factors that were considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations and the prospects for, and timing of, our future revenues;

•	the present state of our product development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares of our common stock may not develop. It is also possible that after this offering the shares of our common stock will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing shares of our common stock. However, the representatives may engage in transactions that stabilize the price of our common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising this option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through this option. “Naked” short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of our common stock made by the underwriters in the open market prior to the closing of this offering.

The underwriters may also impose penalty bids. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE MKT, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, one or more of the underwriters may facilitate Internet distribution for this offering to certain of their internet subscription customers. Any such underwriter may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the internet websites maintained by any such underwriter. Other than the prospectus in electronic format, the information on the websites of any such underwriter is not part of this prospectus.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates may engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Canada

The common shares may be sold only to purchasers purchasing as principal that are both “accredited investors” as defined in National Instrument 45-106 Prospectus and Registration Exemptions and “permitted clients” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common shares must be made in accordance with an exemption from the prospectus requirements and in compliance with the registration requirements of applicable securities laws.

Hong Kong

The common shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the common shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common shares pursuant to an offer made under Section 275 of the SFA except:

a)	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

b)	where no consideration is or will be given for the transfer; or

c)	where the transfer is by operation of law.

Switzerland

The common shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the “SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the common shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the common shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of common shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of common shares.

United Arab Emirates

This offering has not been approved or licensed by the Central Bank of the United Arab Emirates (the “UAE”), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial.

Services Authority (“DFSA”), a regulatory authority of the Dubai International Financial Centre (“DIFC”). The offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No 8 of 1984 (as amended), DFSA Offered Securities Rules and NASDAQ Dubai Listing Rules, accordingly, or otherwise. The common shares may not be offered to the public in the UAE and/or any of the free zones.

The common shares may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.

France

This prospectus (including any amendment, supplement or replacement thereto) is not being distributed in the context of a public offering in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier).

This prospectus has not been and will not be submitted to the French Autorité des marchés financiers (the “AMF”) for approval in France and accordingly may not and will not be distributed to the public in France.

Pursuant to Article 211-3 of the AMF General Regulation, French residents are hereby informed that:

1.	the transaction does not require a prospectus to be submitted for approval to the AMF;

2.	persons or entities referred to in Point 2°, Section II of Article L.411-2 of the Monetary and Financial Code may take part in the transaction solely for their own account, as provided in

Articles D. 411-1, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the Monetary and Financial Code; and

3.	the financial instruments thus acquired cannot be distributed directly or indirectly to the public otherwise than in accordance with Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the Monetary and Financial Code.

This prospectus is not to be further distributed or reproduced (in whole or in part) in France by the recipients of this prospectus. This prospectus has been distributed on the understanding that such recipients will only participate in the issue or sale of our common stock for their own account and undertake not to transfer, directly or indirectly, our common stock to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, San Diego, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Chicago, Illinois.

EXPERTS

The financial statements as of December 31, 2012 and 2013 and for the years then ended included in this prospectus have been so included in reliance on the report of Haskell & White LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents. A copy of the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon the payment of fees prescribed by it. You may call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference facilities. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

Upon completion of this offering, we will become subject to the information and periodic and current reporting requirements of the Exchange Act, and in accordance therewith, will file periodic and current reports, proxy statements and other information with the SEC. The registration statement, such periodic and current reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s website at www.sec.gov.

Pfenex Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Pfenex Inc.:

We have audited the accompanying consolidated balance sheets of Pfenex Inc. (the “Company”) as of December 31, 2012 and 2013, and the related consolidated statements of operations, changes in redeemable convertible preferred stock and stockholders’ equity (deficit) and cash flows for each of the years ended December 31, 2012 and 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pfenex Inc. as of December 31, 2012 and 2013, and the consolidated results of its operations and its cash flows for each of the years ended December 31, 2012 and 2013 in conformity with accounting principles generally accepted in the United States of America.

/s/ HASKELL & WHITE LLP

HASKELL & WHITE LLP

May 2, 2014, except for the reverse stock split described in the first paragraph of Note 17 as to which the date is June 27, 2014

San Diego, California

Pfenex Inc.

Consolidated Balance Sheets

	December 31,		March 31,	Pro Forma March 31, 2014
(in thousands)	2012	2013	2014
			(unaudited)	(unaudited)
Assets
Current assets
Cash and cash equivalents	$7,966	$3,954	$5,135	$5,004
Short-term investments	2,000	1,250	-	-
Accounts and unbilled receivables, net	2,703	3,461	2,100	2,100
Notes receivable from related parties	-	-	95	-
Inventories work in process	738	-	-	-
Inventories finished goods	16	26	21	21
Income tax receivable	498	398	401	401
Deferred income taxes	883	3,481	3,481	3,481
Other current assets	775	284	419	419

Total current assets	15,579	12,854	11,652	11,426
Restricted cash	1,501	4,029	4,030	4,030
Property and equipment, net	2,681	2,329	2,215	2,215
Assets held for sale	41	-	-	-
Notes receivable from related parties	93	95	-	-
Other long term assets	36	36	36	36
Intangible assets, net	7,424	6,893	6,761	6,761
Goodwill	5,577	5,577	5,577	5,577

Total assets	$32,932	$31,813	$30,271	$30,045

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable	$2,012	$1,804	$1,551	$1,551
Accrued liabilities	1,187	2,953	3,179	3,179
Deferred revenue	2,342	1,253	1,263	1,263

Total current liabilities	5,541	6,010	5,993	5,993
Deferred tax liability	3,602	3,481	3,481	3,481
Line of credit obligation	1,140	3,590	3,590	3,590
Other long-term liabilities	9	3	3	3

Total liabilities	10,292	13,084	13,067	13,067
Commitments and contingencies (Notes 9, 10 and 11)
Redeemable convertible Series A-2 preferred stock, par value $0.001, 4,978,662 shares authorized, 3,556,186 shares issued and outstanding; $13,815,111 liquidation preference	20,800	49,200	47,000	-
Redeemable convertible Series A-1 preferred stock, par value $0.001, 4,978,662 shares authorized, 4,978,661 shares issued and outstanding; $16,470,071 liquidation preference	21,700	63,980	61,180	-
Stockholders’ equity (deficit)
Common stock, par value $0.001, 12,514,224 shares authorized, 1,479,726, 1,541,781 and 1,571,118 shares issued and outstanding at December 31, 2012 and 2013 and March 31, 2014, respectively	2	2	2	11
Additional paid-in capital	-	-	-	23,926
Accumulated deficit	(19,862)	(94,453)	(90,978)	(6,959)

Total stockholders’ equity (deficit)	(19,860)	(94,451)	(90,976)	16,978

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$32,932	$31,813	$30,271	$30,045

The accompanying notes are an integral part of these financial statements.

Pfenex Inc.

Consolidated Statements of Operations

	Years Ended December 31,		Three Months Ended March 31,
(in thousands except for per share data)	2012	2013	2013	2014
			(unaudited)	(unaudited)

Revenue	$11,294	$11,914	$3,385	$2,558
Cost of revenue	7,253	6,423	2,029	1,908

Gross profit	4,041	5,491	1,356	650

Operating expense
Selling, general and administrative	6,876	6,698	1,783	1,495
Research and development	1,792	5,490	780	678

Total operating expense	8,668	12,188	2,563	2,173

Loss from operations	(4,627)	(6,697)	(1,207)	(1,523)
Other expense, net	(7)	(36)	(1)	(18)

Net loss before income taxes	(4,634)	(6,733)	(1,208)	(1,541)
Income tax benefit (expense)	2,041	2,671	482	(1)

Net loss	$(2,593)	$(4,062)	$(726)	$(1,542)

Effective preferred stock dividends	$(1,589)	$(1,695)	$(408)	$(435)

Net loss attributable to common stockholders	$(4,182)	$(5,757)	$(1,134)	$(1,977)

Net loss per common share basic and diluted	$(2.84)	$(3.76)	$(0.76)	$(1.28)

Weighted-average common shares used to compute basic and diluted net loss per share	1,474	1,531	1,497	1,548

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$(0.37)		(0.14)

Pro forma weighted-average common shares outstanding, basic and diluted (unaudited)		10,860		10,877

The accompanying notes are an integral part of these financial statements.

Pfenex Inc.

Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)

	Redeemable Convertible A-2 Preferred Stock		Redeemable Convertible A-1 Preferred Stock		Preferred Stock Series A-2		Preferred Stock Series A-1		Common Stock		Additional Paid in Capital	Accumulated Earnings (Deficit)	Total Stockholders’ Equity/ (Deficit)
(in thousands)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 1, 2012	-	$-	-	$-	3,556	$4	4,979	$5	1,463	$1	$23,762	$1,332	$25,104
Exercise of stock options									17		5		5
Vesting of common stock pursuant to restricted stock awards										1	79		80
Stock option expense											28		28
Reclassification from permanent to temporary equity and accretion of redemption value	3,556	20,800	4,979	21,700	(3,556)	(4)	(4,979)	(5)			(23,874)	(18,601)	(42,484)
Net loss												(2,593)	(2,593)

Balance at December 31, 2012	3,556	$20,800	4,979	$21,700	-	$-	-	$-	1,480	$2	-	$(19,862)	$(19,860)
Exercise of stock options									62		24		24
Vesting of common stock pursuant to restricted stock awards											73		73
Stock option expense											52		52
Accretion of redemption value		28,400		42,280							(149)	(70,529)	(70,678)
Net loss												(4,062)	(4,062)

Balance at December 31, 2013	3,556	$49,200	4,979	$63,980	-	$-	-	$-	1,542	$2	$-	$(94,453)	$(94,451)

Exercise of stock options									29		9		9
Stock option expense											8		8
Accretion of redemption value		(2,200)		(2,800)							(17)	5,017	5,000
Net loss												(1,542)	(1,542)

Balance at March 31, 2014 (unaudited)	3,556	$47,000	4,979	$61,180	-	$-	-	$-	1,571	$2	$-	$(90,978)	$(90,976)

The accompanying notes are an integral part of these financial statements.

Pfenex Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31,		Three Months Ended March 31,
(in thousands)	2012	2013	2013	2014
Cash flows from operating activities
Net loss	$(2,593)	$(4,062)	$(726)	$(1,542)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	437	462	114	116
Amortization of intangible assets	531	531	133	133
Deferred income taxes	(1,654)	(2,719)	(481)	-
Stock-based compensation expense	108	126	34	8
Losses and adjustments associated with assets held for sale	35	14	-	-
Changes in operating assets and liabilities
Accounts and unbilled receivables	1,198	(758)	577	1,361
Inventories	(708)	728	737	5
Other current assets	(556)	512	44	(231)
Other long term assets	1	(2)	-	95
Accounts payable	429	(209)	(1,621)	(253)
Accrued expenses	(327)	1,766	755	226
Deferred revenue	1,262	(1,090)	(1,622)	11
Income tax (receivable) payable	(1,052)	100	(1)	(3)

Net cash used in operating activities	(2,889)	(4,601)	(2,057)	(74)

Cash flows from investing activities
Purchases of investments	(2,000)	(5,498)	(3,994)	-
Sales/maturities of investments	-	3,250	2,000	1,250
Acquisitions of property and equipment	(470)	(119)	(56)	(3)
Proceeds from sales of equipment and assets held for sale	148	10	2	-

Net cash (used in) provided by investing activities	(2,322)	(2,357)	(2,048)	1,247

Cash flows from financing activities
Borrowings under line of credit agreement	1,140	2,450	153	-
Sales/maturities of investments in pledged accounts	-	3,000	-	-
Restricted cash	(1,339)	(2,528)	-	(1)
Proceeds from exercise of stock options	5	24	24	9

Net cash (used in) provided by financing activities	(194)	2,946	177	8

Net increase (decrease) in cash and cash equivalents	(5,405)	(4,012)	(3,928)	1,181
Cash and cash equivalents
Beginning of period	13,371	7,966	7,966	3,954

End of period	$7,966	$3,954	$4,038	$5,135

Supplemental schedule of cash flow information
Cash paid for interest	$13	$46	$7	$21
Cash paid for taxes	628	45	5	3

Non-cash financing transactions
Transfer of investments to pledged accounts	$-	$3,000	$-	$-
Reclass from permanent to temporary equity and accretion of preferred stock redemption value	$42,500	$70,679	$17,670	$(5,000)

The accompanying notes are an integral part of these financial statements.

Pfenex Inc.

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March, 31, 2013 and 2014 is unaudited)

1. Organization and Summary of Significant Accounting Policies

Business Activities and Organization

Pfenex Inc. (“Company” or “Pfenex”) was incorporated in the state of Delaware in 2009. Pfenex is a clinical-stage biotechnology company engaged in the development of difficult to manufacture and high-value proteins, initially focused on biosimilar therapeutics, or biosimilars. The Company’s lead product candidate is PF582, a biosimilar candidate to Lucentis (ranibizumab). Lucentis is marketed by F. Hoffmann-La Roche Ltd. and Novartis AG, for the treatment of patients with retinal diseases. The Company is currently conducting a Phase 1b/2a trial in patients with wet age-related macular degeneration, or wet AMD, with results expected in the fourth quarter of 2014, and expect to commence a Phase 3 trial in mid-2015 with results expected in 2017. The Company intends to commercialize PF582 with its own internal sales and marketing capabilities in North America and Europe. The Company’s next most advanced product candidate is PF530, a biosimilar candidate to Betaseron (interferon beta-1b), marketed by Bayer AG for the treatment of multiple sclerosis. The Company plans to initiate a Phase 1 trial in the second half of 2014. The Company believes it is the most advanced in global development of these biosimilar product candidates. In addition to the Company’s two lead product candidates, its pipeline includes five other biosimilar candidates as well as vaccine, generic and next generation biologic candidates.

The Company’s assets were part of a division of The Dow Chemical Company (“Dow”) until December 2009. In December 2009, the Company acquired from Dow specific tangible and intangible assets and assumed certain related liabilities in exchange for 4,978,661 Series A-1 redeemable convertible preferred stock shares (“Series A-1”) with a deemed value of $2.82 per share. In connection with the asset acquisition, the Company recognized $5.6 million of goodwill.

The Company’s revenue is primarily related to monetizing its protein production platform through collaboration agreements, service agreements, government contracts and reagent protein product sales which may provide for various types of payments, including upfront payments, funding of research and development, milestone payments, intellectual property access fees and licensing fees.

Subsidiary – Pfenex Limited

In December 2013, to assist with our strategy of approaching the regulatory authorities in the EU for our pipeline products, the Company formed a new entity in the UK. An application for incorporation with the Registrar of Companies for England and Wales was filed and approved for Pfenex’s subsidiary, Pfenex Limited. There has been no activity in the subsidiary and therefore no intercompany relationship requiring elimination in the consolidated financial statements.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. These adjustments consist of normal and recurring accruals, as well as non-recurring charges.

Segments

The Company operates in one segment. Management uses one measurement of profitability and does not segregate its business for internal reporting. All long-lived assets are maintained at the Company’s facility in the United States.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates have been prepared on the basis of the most current and best available information. However, actual results could differ from those estimates.

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of March 31, 2014 and the consolidated statements of operations and cash flows for the three months ended March 31, 2013 and 2014 and the consolidated statement of changes in redeemable convertible preferred stock and stockholders’ deficit for the three months ended March 31, 2014 and the related footnote disclosures are unaudited. These unaudited interim financial statements have been prepared in accordance with U.S. GAAP. In management’s opinion, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position as of March 31, 2014 and its results of consolidated operations and cash flows for the three months ended March 31, 2013 and 2014. The results for the three months ended March 31, 2014 are not necessarily indicative of the results expected for the full fiscal year or any other interim period. The financial data and other information disclosed in the notes to the financial statements related to March 31, 2014 and the three months ended March 31, 2013 and 2014 are unaudited.

Unaudited Pro Forma Balance Sheet Information

The unaudited pro forma balance sheet information as of March 31, 2014 assumes (1) conversion of the redeemable convertible series A-1 and A-2 preferred stock into 8,634,847 shares of common stock (which assumes the filing of a certificate of amendment to our amended and restated certificate of incorporation to change the conversion ratio of our Series A-1 Preferred Stock to approximately 0.91966 and the conversion ratio of our Series A-2 Preferred Stock to approximately 1.1406), (2) the issuance of 1,217,784 shares of common stock in connection with the payment of all accrued and unpaid dividends through July 28, 2014 upon the conversion of our convertible preferred stock to common stock based on the initial public offering price of $6.00 per share and the offering closing on July 29, 2014, (3) the forfeiture of an aggregate of 100,000 shares of common stock by members of our management team in connection with the completion of this offering, (4) the redemption of 423,185 shares of outstanding common stock subject to repurchase at $0.31 per share for a cash payment of $131 thousand (as discussed in Note 11), and (5) the forgiveness of outstanding officer notes and interest receivable of $95 thousand, but excluding a related tax gross-up, (as discussed in Note 5), with each of (1), (2) and (3) occurring immediately prior to the completion of this offering. The pro forma balance sheet has been prepared as though these activities had occurred on March 31, 2014. The pro forma balance sheet does not reflect shares of common stock to be issued upon completion of the initial public offering contemplated by the filing of this registration statement on Form S-1.

Cash and Cash Equivalents

The Company considers all highly liquid investments that are readily convertible into cash and have an original maturity of three months or less at the time of purchase to be cash equivalents.

Short-Term Investments

The Company holds investments in Certificates of Deposit with initial maturities exceeding three months. These financial instruments are carried at fair value, and interest earned on investments is included in interest income on the accompanying Consolidated Statements of Operation.

Restricted Cash

In May 2012, the Company entered into a Revolving Line of Credit agreement (“LOC”) with Wells Fargo Bank, National Association (“Wells Fargo”). The LOC is collateralized by a $1.5 million restricted use money market account held at Wells Fargo. Additionally, the Company entered into a second line of credit with Wells Fargo in May 2013 which is collateralized by a $2.5 million restricted use money market account held at Wells Fargo. Restrictions on the reserved cash for both lines of credit will be removed when they are paid in full and have expired. The lines of credit are due and payable in full in April 2015.

The Company’s gas and electric utility provider (“Utility Provider”) required a security deposit in the amount of $0.1 million to establish and maintain service. The Company provided such security deposit in the form of an Irrevocable Standby Letter of Credit issued by the Company’s bank (“Bank”) during 2010. In February 2012, prior to the annual renewal of the letter of credit, the Utility Provider removed the requirement for a security deposit. Shortly thereafter, the Bank released the security to the Company.

In 2010, the Company began providing online ordering capabilities to its reagent protein customers. The Company offers settlement for purchases via merchant card services. The Bank required a cash deposit of $50 thousand in a restricted cash account, to secure potential client refunds, which was recorded within the restricted cash balance in the accompanying Consolidated Balance Sheets. In August 2012, this requirement was removed and the security was released to the Company.

Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, investments and accounts and unbilled receivables. The Company has established guidelines to limit its exposure to credit risk by placing investments with high credit quality financial institutions, diversifying its investment portfolio and placing investments with maturities that maintain safety and liquidity. All cash and cash equivalents were held at two major financial institutions as of December 31, 2012 and 2013 and March 31, 2014. For the Company’s cash position of $9.1 million as of March 31, 2014, which includes restricted cash of $4.0 million, the Company has exposure to credit loss for amounts in excess of insured limits in the event of non-performance by the institutions; however, the Company does not anticipate non-performance.

Additional credit risk is related to the Company’s concentration of receivables. As of December 31, 2012 and 2013 and March 31, 2014, receivables were concentrated among three customers, representing 78%, 83% and 87% of total gross receivables, respectively. Revenue was concentrated among three customers, representing 77%, 68%, and 82% of total revenue for the years ended December 31, 2012 and 2013 and the three months ended March 31, 2013, respectively. For the three months ended March 31, 2014, revenue was concentrated among two customers representing 76%. There were no supplier concentrations.

A portion of revenue is earned from sales outside the United States. Non-U.S. revenue is denominated in U.S. dollars. A breakdown of the Company’s net revenue from U.S. and non-U.S. sources for the years ended December 31, 2012 and 2013 and the three months ended March 31, 2013 an 2014 is as follows (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
			(unaudited)
US Revenue	$10,298	$8,435	$1,331	$2,227
Non-US Revenue	$996	$3,479	$2,054	$331

During 2012 and the three months ended March 31, 2014, no single country accounted for more than 10% of the Company’s revenue. During 2013, as a result of non-recurring transactions, revenue earned from sales in the Netherlands accounted for approximately 15% of the Company’s 2013 revenue.

Risk and Uncertainties

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, uncertainty of results of clinical trials and reaching milestones, uncertainty of regulatory approval of the Company’s potential drug candidates, uncertainty of market acceptance of the Company’s products, competition from substitute products and larger companies, securing and protecting proprietary technology, strategic relationships and dependence on key individuals.

Products developed by the Company require clearances from international regulatory agencies prior to commercial sales. There can be no assurance that the products will receive the necessary clearances. If the Company was denied clearance, clearance was delayed or the Company was unable to maintain clearance, it could have a materially adverse impact on the Company.

The Company expects to incur substantial operating losses for the next several years and will need to obtain additional financing in order to complete clinical studies and launch and commercialize any product candidates for which it receives regulatory approval. There can be no assurance that such financing will be available or will be at terms acceptable by the Company.

Accounts and Unbilled Receivables

Accounts receivable represent primarily commercial receivables associated with the Company’s service fees, license fees, product sales and receivables from U.S. government contracts. Accounts receivable amounted to $2.2 million, $2.0 million and $1.1 million as of December 31, 2012 and 2013 and March 31, 2014, respectively. Unbilled receivables represent reimbursable costs in excess of billings and, where applicable, accrued profit related to long-term government contracts for which revenue has been recognized, but the customer has not yet been billed. Unbilled receivables amounted to $0.5 million, $1.5 million and $1.0 million as of December 31, 2012 and 2013 and March 31, 2014, respectively.

The Company evaluates the collectability of its receivables based on a variety of factors, including the length of time the receivables are past due, the financial health of its customers and historical experience. Based upon the review of these factors, the Company recorded an allowance for doubtful accounts of $16 thousand, $44 thousand and $63 thousand at December 31, 2012 and 2013 and March 31, 2014.

Fair Value of Financial Instruments

Financial instruments, including cash, cash equivalents, restricted cash, accounts receivable, unbilled receivables, accounts payable, accrued liabilities and the lines of credit, are carried at cost, which management believes approximates fair value because of the short-term maturity of these instruments. Other short-term investments are carried at fair value.

Inventories

Inventories consist of work in progress and finished goods and are valued at the lower of cost or market. The Company regularly reviews inventories on hand to identify any inventory that has become obsolete or has a cost basis in excess of its expected net realizable value, as well as any inventory quantities in excess of expected requirements. We recorded write-downs for potentially obsolete inventory of $2 thousand during the year ended

December 31, 2012. No write-downs were recorded during the year ended December 31, 2013 and the three months ended March 31, 2014.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets ranging from five to ten years with the exception of leasehold improvements which are amortized over the shorter of the lease term or their estimated useful life.

Intangible Assets

Intangible assets include customer relationships, developed technology and trade names related to the Company’s asset acquisition. Intangible assets have been capitalized and amortized over the estimated useful life of 15 years, 20 years and 15 years, respectively.

Impairment of Long-Lived Assets Other Than Goodwill

The Company assesses potential impairments to its long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If indicators of impairment exist, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flow expected to result from the use of the assets. If the carrying amount is not recoverable, the Company measures the amount of any impairment by comparing the carrying value of the asset to the present value of the expected future cash flows associated with the use of the asset. No impairment was noted during the years ended December 31, 2012 and 2013 and the three months ended March 31, 2014.

Goodwill

Goodwill is the excess of purchase price over the aggregate fair values of tangible and intangible assets acquired, less liabilities assumed, in a business combination. The Company does not amortize goodwill. Instead, goodwill is tested for impairment annually and between annual tests if the Company becomes aware of an event or a change in circumstances that would indicate the carrying amount may be impaired. The Company performs its annual impairment testing on December 31st of each year. The Company will first assess qualitative factors to determine whether the existence of events or circumstances suggests that it is more likely than not that goodwill is impaired. Unless it is more likely than not that goodwill is impaired, the Company does not perform the two-step impairment test. The Company’s determination as to whether, and, if so, the extent to which, goodwill becomes impaired is highly judgmental and based on assumptions regarding its projected future operating results, changes in the manner of its use of the acquired assets or its overall business strategy and regulatory, market and economic environment and trends. No impairment was noted during the years ended December 31, 2012 and 2013 and the three months ended March 31, 2014.

Revenue

The Company’s revenue is related to the monetization of its protein production platform through collaboration agreements, service agreements, government contracts and reagent protein products which may provide for various types of payments, including upfront payments, funding of research and development, milestone payments, intellectual property access fees and licensing fees. The Company’s revenue generating agreements also include potential revenues for milestones and product royalties. The specifics of the Company’s significant agreements are detailed in Note 12—Significant Research and Development Agreements.

The Company considers a variety of factors in determining the appropriate method of accounting for its collaboration agreements, including whether multiple deliverables can be separated and accounted for individually as separate units of accounting. Where there are multiple deliverables within a collaboration agreement that cannot be separated and therefore are combined into a single unit of accounting, revenues are deferred and recognized using the relevant guidance over the estimated period of performance. If the deliverables can be separated, the Company applies the relevant revenue recognition guidance to each individual deliverable. The specific methodology for the recognition of the underlying revenue is determined on a case-by-case basis according to the facts and circumstances applicable to each agreement.

Upfront, nonrefundable payments that do not have stand-alone value are recorded as deferred revenue and recognized as revenue over the estimated period of performance. Nonrefundable payments for research funding are generally recognized as revenue over the period the underlying research activities are performed.

Revenue under service agreements are recorded as services are performed. These agreements do not require scientific achievement as a performance obligation and provide for payment when services are rendered. All such revenue is nonrefundable. Upfront, nonrefundable payments for license fees, exclusivity and feasibility services received in excess of amounts earned are classified as deferred revenue and recognized as income over the contract term or period of performance based on the nature of the related agreement.

The Company recognizes revenue for its cost plus fixed fee government contracts in accordance with the authoritative guidance for revenue recognition including the authoritative guidance specific to federal government contractors. Reimbursable costs under our government contracts primarily include direct labor, materials, subcontracts, accountable property and indirect costs. In addition, the Company receives a fixed fee under its government contracts, which is unconditionally earned as allowable costs are incurred and is not contingent on success factors. Reimbursable costs under the Company’s government contracts, including the fixed fee, are generally recognized as revenue in the period the reimbursable costs are incurred and become billable.

The Company assesses milestone payments on an individual basis and recognizes revenue from nonrefundable milestone payments when the earnings process is complete and the payment is reasonably assured. Nonrefundable milestone payments related to arrangements under which the Company has continuing performance obligations are recognized as revenue upon achievement of the associated milestone, provided that (i) the milestone event is substantive and its achievability was not reasonably assured at the inception of the agreement and (ii) the amount of the milestone payment is reasonable in relation to the effort expended or the risk associated with the milestone event. Where separate milestone payments do not meet these criteria, the Company recognizes revenue using a contingency-adjusted performance model over the period of performance. For the years ending December 31, 2012 and 2013 and the three months ended March 31, 2014, no revenue in connection with the achievement of milestones has been recognized.

Our reagent protein products are comprised of internally developed reagent protein products and those we purchase from original manufacturers for resale. Revenues for reagent product sales are reflected net of attributable sales tax. The Company generally offers a 90 day return policy. The Company recognizes reagent product revenue from product sales when it is realized or realizable and earned. Revenue is realized or realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the Company’s price to the buyer is fixed or determinable, and (4) collectability is reasonably assured. Revenue from sales transactions where the buyer has the right to return the product is recognized at the time of sale only if (1) the Company’s price to the buyer is substantially fixed or determinable at the date of sale, (2) the buyer has paid the Company, or the buyer is obligated to pay the Company and the obligation is not contingent on resale of the product, (3) the buyer’s obligation to the Company would not be changed in the event of theft or physical destruction or damage of the product, (4) the buyer acquiring the product for resale has economic substance apart from that provided by the Company, (5) the Company does not have significant obligations for future performance to directly bring about resale of the product by the buyer, and (6) the amount of future returns can be reasonably estimated. Reagent product revenue amounted to $0.7 million, $3.3 million and $0.5 million for the years ended December 31, 2012 and 2013 and the three months ended March 31, 2014, respectively. As of March 31, 2014, the Company has had minimal product returns related to reagent protein product sales. However, given the nature of the products, the Company has deemed it prudent to reserve $16 thousand, $18 thousand and $24 thousand for warranty and return rights as of December 31, 2012 and 2013 and the three months ended March 31, 2014, respectively.

Revenue under arrangements where the Company outsources the cost of fulfillment to third parties is evaluated as to whether the related amounts should be recorded gross or net. The Company records amounts collected from the customer as revenue, and the amounts paid to suppliers as cost of revenue when it holds all or substantially all of the risks and benefits related to the product or service. For transactions where the Company does not hold all or substantially all the risk, the Company uses net reporting recording the transaction as if the end-user made a purchase from the supplier with the Company acting as a sales agent.

Cost of Revenue

Cost of revenue include costs incurred in connection with the execution of service contracts, as well as costs to manufacture or purchase, package and ship the Company’s reagent products.

Advertising

The Company expenses the cost of advertising when the advertising takes place. For each of the years ended December 31, 2012 and 2013, advertising expense was approximately $0.3 million. No advertising expense was incurred during the three months ended March 31, 2014.

Preclinical and Clinical Trial Accruals

The Company’s clinical trial accruals are based on estimates of patient enrollment and related costs at clinical investigator sites as well as estimates for the services received and efforts expended pursuant to contracts with multiple research institutions and clinical research organizations that conduct and manage clinical trials on the Company’s behalf.

The Company estimates preclinical and clinical trial expenses based on the services performed, pursuant to contracts with research institutions and clinical research organizations that conduct and manage preclinical studies and clinical trials on its behalf. In accruing service fees, the Company estimates the time period over which services will be performed and the level of patient enrollment and activity expended in each period. If the actual timing of the performance of series or the level of effort varies from the estimate, the Company will adjust the accrual accordingly. Payments made to third parties under these arrangements in advance of the receipt of the related series are recorded as prepaid expenses until the services are rendered.

Research and Development Expenses

Research and development expenses are recognized as incurred and amounted to $1.8 million, $5.5 million, $0.8 million and $0.7 million for the years ending December 31, 2012 and 2013 and the three months ended March 31, 2013 and 2014, respectively.

Stock-Based Compensation

Employee stock-based compensation expense is measured at the grant date, based on the estimated fair value of the award, and is recognized as an expense, net of estimated forfeitures, over the requisite service period. Stock-based compensation expense is amortized on a straight-line basis over the requisite service period for the entire award, which is generally the vesting period of the award.

The Company estimates the fair value of stock options and other equity-based compensation using a Black-Scholes option pricing model on the date of grant. The Black-Scholes valuation model requires multiple subjective inputs, which are discussed further in Note 13—Stock-Based Compensation. The fair value of equity instruments expected to vest are recognized and amortized on a straight-line basis over the requisite service period of the award, which is generally four years; however, certain provisions in the Company’s equity compensation plan provides for shorter and longer vesting periods under certain circumstances.

Comprehensive Loss

Comprehensive loss is defined as a change in equity of a business enterprise during a period, resulting from transactions from non-owner sources. There have been no items qualifying as other comprehensive loss and, therefore, for all periods presented, the Company’s comprehensive loss was the same as its reported net loss.

Income Taxes

The Company files U.S. federal income tax returns and California, Massachusetts and Missouri state tax returns. To date, the Company not been audited by the Internal Revenue Service or any state income tax authority; however all tax years from and including 2009 remain open for examination by federal and state tax authorities. The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the consolidated financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect for years in which the temporary differences are expected to reverse. A deferred income tax asset or liability is computed for the expected future impact of differences between the financial reporting and income tax bases of assets and liabilities and for the expected future tax benefit, if any, to be derived from tax credits and loss carryforwards. Deferred income tax expense or benefit represents the net change during the year in the deferred income tax asset or liability. Deferred tax assets, if any, are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Net Loss per Share of Common Stock

Basic net loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period, without consideration for potentially dilutive securities. For purposes of the diluted net loss per share calculation, redeemable convertible preferred stock, convertible notes payable, stock options and redeemable convertible preferred stock warrants are considered to be potentially dilutive securities. Because the Company has reported a net loss for the years ended December 31, 2012 and 2013 and the three months ended March 31, 2014, diluted net loss per common share is the same as basic net loss per common share for those periods. For years ending December 31, 2012 and 2013 and the three months ended March 31, 2014, the Company had total accumulated dividends related to preferred stock in the amounts of $4.6 million, $6.3 million and $6.7 million, respectively, which increased the net loss on a per share basis.

Unaudited Pro Forma Net Loss per Share of Common Stock

The unaudited pro forma basic and diluted net loss per share reflects the conversion of all outstanding shares as of March 31, 2014 of redeemable convertible preferred and common stock options, as if the conversion had occurred at the beginning of the period presented or the date of original issuance, if later. Also reflected are (1) the redemption of 423,185 shares of outstanding common stock subject to repurchase at $0.31 per share for a cash payment of $131 thousand (as discussed in Note 11), (2) the issuance of 1,217,784 shares of common stock in connection with the payment of all accrued and unpaid dividends through July 28, 2014 upon the conversion of our convertible preferred stock to common stock based on the initial public offering price of $6.00 per share and the offering closing on July 29, 2014, (3) the forgiveness of outstanding officer notes and interest receivable of $95 thousand, but excluding a related tax gross-up, and (4) the forfeiture of an aggregate of 100,000 shares of common stock by members of our management team in connection with the completion of this offering. The pro forma net loss per share of common stock does not reflect shares of common stock to be issued upon completion of the initial public offering contemplated by the filing of this registration statement on Form S-1.

The unaudited pro forma basic and diluted net loss per share amounts do not give effect to the issuance of shares from the planned initial public offering nor do they give effect to potential dilutive securities where the impact would be anti-dilutive.

Recently Issued Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (FASB) issued accounting guidance requiring an entity to disclose information about offsetting arrangements and the impact of these arrangements on the Company’s financial position. This guidance is effective for interim and annual periods beginning on or after January 1, 2013. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

On April 5, 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for emerging growth companies.

In July 2013, the FASB issued guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The guidance is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013, with an option for early adoption. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09 Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. This ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The effective date will be the first quarter of fiscal year 2018 using one of two retrospective application methods. The Company is currently evaluating the impact of the adoption of this accounting standard update on its financial statements.

2. Fair Value Measurements

Authoritative guidance defines fair value, establishes a framework for measuring fair value in U.S. GAAP and requires disclosures about fair value measurements.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, a three-tier fair value hierarchy has been established, which prioritizes the inputs used in measuring fair value as follows:

Level 1	Observable inputs such as quoted prices in active markets for identical assets or liabilities. Level 1 assets at December 31, 2012 and 2013 and March 31, 2014 included the Company’s cash, cash equivalents and investments in certificates of deposit. There were no Level 1 liabilities;

Level 2	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly. The Company had no Level 2 assets or liabilities at December 31, 2012 and 2013 and March 31, 2014; and

Level 3	Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of assets or liabilities in which there is little or no market data. The Company had no Level 3 assets or liabilities at December 31, 2012 and 2013 and March 31, 2014.

The fair value measurements of the Company’s cash equivalents and investments, which are measured at fair value on a recurring basis as of December 31, 2012 and 2013 and March 31, 2014, were determined using the inputs described above and are as follows:

	Total	Fair Value Measurements at Reporting Date Using
(in thousands)		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2012
Classified as current assets:
Cash and money market funds	$9,467	$9,467	$-	$-
Certificates of deposit	2,000	2,000	-	-

Total	11,467	11,467	-	-
Less cash, cash equivalents and restricted cash	(9,467)	(9,467)	-	-

Total investments	$2,000	$2,000	$-	$-

December 31, 2013
Classified as current assets:
Cash and money market funds	$7,983	$7,983	$-	$-
Certificates of deposit	1,250	1,250	-	-

Total	9,233	9,233	-	-
Less cash, cash equivalents and restricted cash	(7,983)	(7,983)	-	-

Total investments	$1,250	$1,250	$-	$-

March 31, 2014 (unaudited)
Classified as current assets:
Cash and money market funds	$9,165	$9,165	$-	$-
Certificates of deposit	-	-	-	-

Total	9,165	9,165	-	-
Less cash, cash equivalents and restricted cash	(9,165)	(9,165)	-	-

Total investments	$-	$-	$-	$-

3. Property and Equipment

Property and equipment consisted of the following:

	December 31,		March 31, 2014
(in thousands)	2012	2013	(unaudited)
Furniture and equipment	$31	$32	$32
Computers and IT equipment	76	86	88
Purchased software	652	674	674
Lab and research equipment	2,621	2,695	2,695
Leasehold improvements	333	336	336
Other fixed assets	35	35	35

	3,748	3,858	3,860
Less: Accumulated depreciation and amortization	1,067	1,529	1,645

Property and equipment, net	$2,681	$2,329	$2,215

For the years ended December 31, 2012 and 2013, total depreciation and amortization expense was $0.4 million and $0.5 million, respectively, and $0.1 million for each of the three months ended March 31, 2013 and 2014, which is included in selling, general and administrative expenses and research and development in the accompanying Consolidated Statements of Operations as follows:

	December 31,		March 31,
	2012	2013	2013	2014

(in thousands)			(unaudited)
Selling, general and administrative	$357	$285	$70	$92
Research and development	80	177	44	24

Total depreciation and amortization expense	$437	$462	$114	$116

4. Assets Held for Sale

In April 2010, in anticipation of the Company’s facility relocation, the Company identified certain assets it intended to sell. In April 2010, the Company entered into a consignment agreement to sell the designated assets, at which time the Company removed assets from service and discontinued depreciation on the assets. Additional assets were delivered to the consignment company in 2012 and no assets were transferred in 2013 or 2014. All such sales are subject to a consignment fee and all designated assets are available for immediate sale in their present condition subject to the terms of the consignment agreement. As of December 31, 2012 and 2013 and March 31, 2014, the fair value of the assets to be sold, less estimated cost to sell, amounted to $41 thousand, $20 thousand and $12 thousand, respectively. These amounts have been presented as Assets Held for Sale for 2012 and Other Current Assets in the accompanying Consolidated Balance Sheets for 2013 and March 31, 2014.

5. Notes Receivable from Related Parties

On January 21, 2010, the Company issued promissory notes (“Notes”) to certain officers and employees totaling $87 thousand in principal related to the payment of personal taxes associated with the restricted shares of common stock issued to these respective employees as discussed in Note 13—Stock-Based Compensation. The principal balance of the Notes are due together with accrued and unpaid interest on the earliest of: (i) January 21, 2015, (ii) upon the occurrence and during the continuance of an event of default under the Note, (iii) the closing of a corporate event affecting the existing ownership structure, and (iv) the sale of any shares of common stock of the Company held by the maker to a third party. The Notes bear simple interest at 2.45% per annum. In June 2014, the Company’s Board of Directors approved the forgiveness of the principal amount and any accrued interest for each Note and to gross up each affected employee’s compensation, in full, for any withholding tax obligations incurred in connection with such Note forgiveness. The composition of notes receivable balance as of December 31, 2012 and 2013 and March 31, 2014 was as follows:

	December 31,		March 31, 2014
(in thousands)	2012	2013	(unaudited)
Principal balance	$87	$87	$87
Accrued and unpaid interest	6	8	8

Total notes receivable	$93	$95	$95

6. Intangible Assets

Intangible assets consisted of the following:

	December 31,		March 31, 2014
(in thousands)	2012	2013	(unaudited)
Customer relationships	$3,750	$3,750	$3,750
Developed technology	4,400	4,400	4,400
Trade names	910	910	910

Gross intangible assets	9,060	9,060	9,060
Less: Accumulated amortization	(1,636)	(2,167)	(2,299)

Total intangible assets, net	$7,424	$6,893	$6,761

Amortization expense was $0.5 million for each of the years ended December 31, 2012 and 2013 and $0.1 million for the three months ended March 31, 2014, which is included within selling, general and administrative expense in the accompanying Consolidated Statements of Operations. As of March 31, 2014, estimated amortization expense for the next five years amounts to approximately $0.5 million per year.

7. Accrued Liabilities

Accrued liabilities consisted of the following:

	December 31,		March 31, 2014
(in thousands)	2012	2013	(unaudited)
Accrued vacation	$330	$321	$337
Deferred rent	225	238	240
Other accrued employee-related liabilities	202	771	1,012
Accrued professional fees	101	191	-
Accrued supplier liability	138	747	941
Accrued subcontractor costs	115	526	552
Other accrued liabilities	76	159	97

	$1,187	$2,953	$3,179

8. Lines of Credit Obligation

The Company entered into two Revolving Line of Credit agreements with Wells Fargo Bank, National Association (“Wells Fargo”). The first LOC was entered into in May 2012 (“2012 LOC”) and the second in June 2013 (“2013 LOC”). The maximum capacity for the 2012 LOC and 2013 LOC is $1.5 million and $2.4 million, for a total capacity of $3.9 million. Both LOCs are collateralized by restricted use accounts held at Wells Fargo, $1.5 million for the 2012 LOC and $2.5 million for the 2013 LOC. The documents governing the credit facilities contain covenants. The Company was not in compliance with covenants pertaining to (i) the delivery of its 2012 audit report, which was delivered before May 15, 2014 along with the Company’s 2013 audit report; (ii) the pre-approval for certain capital expenditures; and (iii) the pre-approval required for entering into a lease for a commercial copier/printer. On April 2, 2014, the Company obtained from Wells Fargo a waiver for the covenants and confirmation that the Company may repurchase common stock up to a maximum of $0.5 million. On June 24, 2014, we entered into an amendment to the credit facilities which allows us to (i) make additional investments in fixed assets in any fiscal year; (ii) incur operating lease expenses in any fiscal year up to $0.6 million; and (iii) declare or pay any dividend or distribution either in cash, stock or any other property, or redeem, retire, repurchase or otherwise acquire any shares of any class of our stock.

As of March 31, 2014, the amount drawn down on the lines of credit was $1.4 million and $2.2 million for the 2012 LOC and the 2013 LOC, respectively, for a total outstanding amount of $3.6 million. Both lines of credit are due and payable in April 2015. As of March 31, 2014, the 2012 LOC was bearing a fixed interest rate of 2.00% above LIBOR, or 2.25%. As of March 31, 2014, the 2013 LOC was bearing fixed interest rates ranging from 2.25% to 2.375% as of that date. The Company recognized $14 thousand and $43 thousand of interest expense related to the LOCs during 2012 and 2013 and $7 thousand and $20 thousand for the three months ended March 31, 2013 and 2014, respectively.

9. Commitments and Contingencies

Leasing Arrangements

In June 2010, the Company entered into a lease agreement (“Lease”) with a landlord for an initial term of ten (10) years, for its corporate headquarters comprised of one building located in San Diego, California. Occupation of the premises under the Lease began in April 2011.

Under the terms of the Lease, the Company pays annual base rent, subject to an annual fixed percentage increase, plus its share of common operating expenses. The annual base rent was subject to abatement of fifty percent (50%) for the first year of the lease. The Company recognizes rent expense on a straight-line basis over the lease term, resulting in approximately $0.2 million of deferred rent as of December 31, 2012 and 2013 and March 31, 2014, which has been included in accrued liabilities in the accompanying Consolidated Balance Sheets.

Rent expense was $0.4 million for each of the years ended December 31, 2012 and 2013 and $90 thousand for each of the three months ended March 31, 2013 and 2014, respectively, which is included in selling, general and administrative and research and development expenses in the accompanying Consolidated Statements of Operations as follows:

	Years Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
(in thousands)			(unaudited)
Selling, general and administrative	$278	$184	$46	$66
Research and development	81	175	44	24

Total rent expense	$359	$359	$90	$90

As of March 31, 2014, the total estimated future annual minimum lease payment obligations under the Company’s noncancelable leasing arrangement are as follows:

(in thousands)	Payment Amount
2014	$269
2015	367
2016	378
2017	390
2018	401
Thereafter	947

Total future minimum lease payments	$2,752

Indemnification

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future, but have not yet been made. As of March 31, 2014, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

In accordance with the Company’s amended and restated Certificate of Incorporation and amended and restated bylaws, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving at the Company’s request in such capacity. In addition, the Company has also entered into indemnification agreements with its directors, executive officers and certain other officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees. No demands have been made upon the Company to provide indemnification and there are no claims that the Company is aware of that could have a material effect on the Company’s consolidated financial statements. There have been no claims to date and the Company has a director and officer insurance policy that may enable it to recover a portion of any amounts paid for future claims.

Employment Agreements

The Company’s employment agreement with its Chief Executive Officer (“CEO”) requires him to perform the duties with an annual salary of $393 thousand. In addition, the CEO is entitled to receive a discretionary end of year payment based upon his performance during the prior year of up to 50% of the base salary, of which he was awarded and paid $177 thousand in 2012. His employment agreement provides that if the Company terminates him without cause, he is entitled to receive his annual salary for a period of twelve (12) months following termination. In the event of his death or disability, he or his representatives are entitled to receive six months of his annual salary over the course of six months. In the event of a termination due to a change in control, he is entitled to receive his annual salary and benefits for a period of twelve (12) months following termination. The employment agreement commenced as of December 1, 2009 and is for a three (3) year term, with an amendment that renews the term of the agreement annually.

Two other senior executives have employment agreements that provide for 3 months of severance in the event of termination without cause, and 6 months of severance in the event of a termination related to a change of control.

In June 2014 the Company entered into employment agreements, superseding previous agreements, with its four senior executives that will become effective as of the effectiveness of the Company’s prospectus for its initial public offering. Salaries for all four senior executives are contingent upon the Company’s closing of its initial public offering. Each executive is eligible to earn an annual incentive bonus as a percent of base salary. The salaries and incentive bonus for the executives are as follows:

Executive	Annual Salary	Bonus as a percent of base salary
Chief Executive Officer	$450,000	50%
Chief Business Officer	$300,000	30%
Chief Financial Officer	$275,000	25%
Chief Accounting Officer	$195,000	25%

None of the employment agreements have specific terms, and each such arrangement constitutes at-will employment. All four employment agreements provide that if the Company terminates the executive other than for cause, death, or disability or resignation for good reason, outside a period that begins 3 months prior to and ends 12 months following a change of control the executive is eligible for continuing payments of then-current base salary, the sum of all performance bonuses paid to the executive for the Company’s fiscal year immediately preceding the fiscal year of termination and COBRA premiums. The percent of then-current base salary and duration of the severance payments for the executives are as follows:

Executive	% of Annual Salary	Duration of payments in months
Chief Executive Officer	100%	12
All other executives	75%	9

All four employment agreements provide that if the Company terminates the executive other than for cause, death, or disability, or resignation for good reason during the period that begins 3 months prior to and ends 12 months following a change of control, the affected executive will receive the target bonus in effect for the fiscal year in which the termination of employment occurs and accelerated vesting of 100% of the executive’s then-outstanding Company equity awards in addition to the benefits outlined below.

Executive	Lump Sum Payment as a percent of base salary	COBRA
Chief Executive Officer	200%	24 months
All other executives	150%	18 months

Development and Service Contracts

PF582

In April 2013, the Company entered into a contract with a current Good Manufacturing Practices (“cGMP”)-Manufacturing company to provide cGMP-manufacturing services for Pfenex’s lead candidate, PF582, a biosimilar for treatment of wet macular degeneration. Work orders totaling approximately $1.7 million have been entered into. The service agreement has an indefinite term.

In August 2013, the Company engaged the services of an Australian clinical research organization to perform services in connection with a Phase 1b/2a trial of the Company’s biosimilar product PF582. The Company entered into a contract for services with an estimated budget totaling $0.9 million expected to be completed in the third quarter of 2015.

During 2013, the Company entered into a contract totaling approximately $0.2 million with a product manufacturer to provide non-cGMP and cGMP fill/finish production services for the Company’s PF582 program. Services are expected to be completed in 2014.

Px563L

In August 2012 and later amended in November 2012, the Company entered into agreements for services in connection with the Company’s Px563L program in the amount of $0.6 million to be performed over a contract term through March 2013.

In March 2013, the Company subcontracted the services of a company to perform formulation services in connection with the Company’s contract with the National Institute of Allergy and Infectious Diseases department of the National Institutes of Health (“NIAID”). The total amount of the subcontract is $2.3 million with a term of approximately four (4) years, subject to exercise of the follow on options pursuant to the contract with NIAID. The agreement contains a base period commitment of $0.7 million, with four (4) follow on options.

During 2013, the Company entered into a research contract in connection with its Px563L product candidate with The Biomedical Advanced Research and Development Authority (“BARDA”) wherein the contracted research company will conduct specific studies. Work orders totaling approximately $2.6 million have been entered into to date. The service agreement has a term of approximately one year. Under the terms of the Company’s contract with BARDA, Pfenex will be fully reimbursed for any expended costs plus a fixed fee for the subcontract.

In October 2013, the Company entered into a cGMP Manufacturing Service Agreement related to Pfenex’s Px563L product candidate. The contract totaled approximately $1.5 million. The service agreement has a term of approximately one year. Under the terms of Pfenex’s contract with BARDA, the Company will be fully reimbursed for any expended costs plus a fixed fee for the subcontract.

Px533

In August 2012, the Company entered into a product development and clinical supply agreement which was later amended October 2012 modifying the scope of services. This contract is to support Phase 1 trials for Pfenex’s malaria vaccine, Px533. The estimated cost of services total $2.5 million. The contract term is through work completion which is expected to conclude in 2014.

Contingencies

From time to time, the Company may be involved in legal proceedings, claims, and litigation in the ordinary course of business. At December 31, 2012 and 2013 and March 31, 2014 there were no pending legal proceedings.

10. Redeemable Convertible Preferred Stock

Series A-1 and A-2 Redeemable Convertible Preferred Stock

The Series A-1 and A-2 preferred stock have a contingent redemption feature allowing redemption by the holders at any time after December 31, 2014 upon the affirmative vote of sixty-six and two thirds (66  2⁄3%) of the holders. As the event that may trigger the redemption of the redeemable convertible preferred stock is not solely within the Company’s control, the redeemable convertible preferred stock has been classified as mezzanine equity (outside of permanent equity) on the Company’s consolidated balance sheet. The shares are to be redeemed by paying cash in an amount per share equal to the greater of (i) the Series A original issue price and any Series A dividends accrued but unpaid and (ii) the then-current fair market value of such shares.

The Company immediately recognizes the changes in the redemption value as they occur and the carrying value of the security is adjusted to equal what the redemption amount would be as if redemption were to occur at the end of the reporting date based on the conditions that exist as of that date. There is no limit to the maximum amount the Company could be required to pay. The value adjustments made to the redemption values at December 31, 2012 and 2013 were increases of $43 million and $71 million, respectively, and a decrease of $5.0 million at March 31, 2014.

Series A-1 stock is subject to a cumulative dividend of four percent (4%) compounded quarterly, whether or not declared. Each share of Series A-1 stock is currently convertible into 1 share of common stock, subject to adjustments for certain dilutive events. All shares of Series A-1 automatically convert into shares of common stock in the event of an initial public offering in which the minimum offering price is at least $7.03 per share and there is a minimum of $60 million in gross proceeds to the Company. In addition to the automatic conversion upon an initial public offering, each share of Series A-1 and Series A-2 preferred stock automatically converts to common stock upon the affirmative vote or consent of holders of not less than sixty-six and two thirds percent (66 2/3%) of the then issued and outstanding shares of preferred stock voting together as a single class. Series A-1 stockholders have voting rights equal to the number of shares of common stock into which the Series A-1 may be converted from time to time (Series A-1 stockholders currently have 1 vote per Series A-1 share).

Series A-2 stock is subject to a cumulative dividend of eight percent (8%) compounded quarterly, whether or not declared. Each share of Series A-2 stock is currently convertible into 1 share of common stock, subject to adjustments for certain dilutive events. All shares of Series A-2 automatically convert into shares of common stock in the event of an initial public offering in which the minimum offering price is at least $7.03 per share and there is a minimum of $60 million in gross proceeds to the Company. In addition to the automatic conversion upon an initial public offering, each share of Series A-1 and Series A-2 preferred stock automatically converts to common stock upon the affirmative vote or consent of holders of not less than sixty-six and two thirds percent (66 2/3%) of the then issued and outstanding shares of preferred stock voting together as a single class. Series A-2 stockholders have voting rights equal to the number of shares of common stock into which the Series A-2 may be converted from time to time (Series A-2 stockholders currently have 1 vote per Series A-2 share).

In the event the Company were to issue additional shares of common stock for consideration per share less than the applicable conversion price of the preferred stock, the conversion price for Series A-1 and A-2 preferred stock shall be reduced concurrently with such issuance to the consideration per share received by the Company for the additional shares of common stock. As of December 31, 2012 and 2013 and March 31, 2014, there had been no conversions of redeemable convertible preferred stock to common stock by either Series A-1 or Series A-2 stockholders, and there were no dilutive issuances of common stock.

In the event of any liquidation event or any transaction deemed to be a liquidation event, the holders of shares of Series A-2 stock shall be entitled to receive, prior to and in preference to any distribution of any of the assets or surplus funds of the Company available for distribution to the holders of Series A-1 stock or common stock, an amount equal to the Series A Original Issue Price per share ($2.82 per share), plus any Series A cumulative dividends accrued but unpaid, whether or not declared. Following completion of the preceding distribution, each holder of shares of Series A-1 and Series A-2 stock shall be entitled to receive, prior to and in preference to any distribution of any of the assets or surplus funds of the Company available for distribution to the holders of common stock, an amount equal to the Series A Original Issue Price, plus any Series A cumulative dividends accrued but unpaid thereon. All remaining assets shall be distributed among the holders of the redeemable convertible preferred stock and the common stock pro rata based on the number of shares of common stock held by each stockholder assuming conversion of all preferred stock into common stock. However, if the aggregate amount which the holders of preferred stock are entitled to receive from such distributions were to exceed $7.03 per share, excluding any portion of the Series A dividend and any other dividends declared but unpaid thereon (the “Maximum Participation Amount”), each holder of preferred stock shall be entitled to receive upon such liquidation event the greater of (i) the Maximum Participation Amount plus any Series A dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon in respect of each of such shares then held by them and (ii) the amount such holder would have received if all shares of preferred stock had been converted into common stock immediately prior to such liquidation, dissolution or winding up of the Company.

Pursuant to the terms of the Company’s certificate of incorporation currently in effect, the conversion of the outstanding preferred stock into common stock requires the payment of all accrued and unpaid dividends to the holders of preferred convertible stock. The Company’s board of directors has the option to pay all accrued and unpaid dividends on preferred stock in either (i) cash or (ii) shares of common stock at the fair market value in effect at the time of the conversion. In May 2014, the board of directors approved the issuance of shares of common stock to pay all accrued but unpaid dividends on preferred convertible stock upon the closing of an initial public offering. As of March 31, 2014, there were cumulative unpaid dividends of $6.7 million for the Series A-1 and Series A-2 redeemable convertible preferred stock.

As of December 31, 2012 and 2013 and March 31, 2014, no dividends had been declared or paid; however, in the event of a liquidation event or any transaction deemed to be a liquidation event, cumulative dividends would be owed to Series A-1 and Series A-2 stockholders. Cumulative dividends as of December 31, 2012 and 2013 and March 31, 2014 are as follows (in thousands):

	Cumulative as of December 31,				Cumulative as of March 31, 2014
	2012		2013		(unaudited)
(in thousands except dividends per share)	Dividends	Dividends per Share	Dividends	Dividends per Share	Dividends	Dividends per Share
Series A-2	$2,763	$0.78	$3,815	$1.07	$4,088	$1.15
Series A-1	1,827	0.37	2,470	0.50	2,632	0.53

	$4,590		$6,285		$6,720

11. Commitment to Repurchase Stock

On December 1, 2009, the Company entered into a common stock subscription agreement with three investors (“Investors”) pursuant to which the Company will repurchase a maximum of 423,185 shares of common stock at a price per share of $0.31 upon the occurrence of an exercise of then issued and outstanding stock options. From inception through March 31, 2014, 113,083 options were exercised subjecting shares held by Investors to repurchase in the amount of $26 thousand. The maximum repurchase will not exceed $131 thousand.

12. Significant Research and Development Agreements

The Company has two types of research and development agreements those where it receives funding to advance its own products (“Funding Agreements”) and those where it assists customers in developing their products (“Collaboration Agreements”).

Funding Agreements

Stelis Biopharma Private Limited, a subsidiary of Strides Arcolab Limited

In December 2012, the Company and Stelis Biopharma Private Limited (“Stelis”), entered into a Joint Development & License Agreement (“JDLA”) the purpose of which is to collaborate to develop certain therapeutic biosimilars through the completion of the first Phase I clinical trial. The first drug to be advanced is PF530, interferon beta. Under the terms of the agreement, Stelis is responsible for paying the costs associated with the Phase I trials and the manufacturing of the drug product for the trials. Stelis is obligated to reimburse the Company for any and all payments made to third party service providers for Phase I trials. As of December 31, 2012 the total of all reimbursable costs was $0.2 million. These reimbursable costs were paid in full to Pfenex in 2013.

In March 2013, the Company and Stelis entered into a joint venture agreement (“JVA”). The JVA was established to provide a vehicle for the advancement of biosimilars successful in Phase 1 trials under the JDLA. Under the terms of the JVA, both parties share equally in all decisions, and share revenue and costs 51% to Stelis and 49% to the Company. As of March 31, 2014, there was no investment in the joint venture by the Company, and there has been no activity in the joint venture (“JV”) to date. Once a biosimilar product successfully completes a Phase 1 trial and Stelis and the Company agree to contribute the biosimilar to the JV, the JV will incur activity.

The U.S. Department of Health and Human Services

In July 2010, the Company entered into a contract with BARDA within the Office of the Assistant Secretary for Preparedness and Response in the U.S. Department of Health and Human Services to develop a production strain and process for the production of bulk recombinant protective antigen (“rPA”) from anthrax. The arrangement is a cost plus fixed fee contract comprised of a base program and five (5) follow on options at BARDA’s election. At the inception of the contract, both BARDA and the Company entered into the arrangement with the expectation that BARDA would fund all costs of development and no costs in excess of the arrangement would be incurred by the Company. The total amount of the contract including options is $23.9 million.

Revenue is recognized in accordance with the authoritative guidance for revenue recognition including the authoritative guidance specific to federal government contractors. Reimbursable costs under our government contract primarily include direct labor, materials, subcontracts, accountable property and indirect costs. In addition, the Company receives a fixed fee under the BARDA contract, which is unconditionally earned as allowable costs are incurred and is not contingent on success factors. Reimbursable costs under this BARDA contract, including the fixed fee, are generally recognized as revenue in the period the reimbursable costs are incurred and become billable. The Company recorded revenues of $3.7 million, $4.2 million and $1.6 million for services performed in the years ended December 31, 2012 and 2013 and the three months ended March 31, 2014, respectively. Reimbursable costs related to fulfilling on this contract amounted to $2.5 million, $2.3 million and $1.0 million for the years ended December 31, 2012 and 2013 and the three months ended March 31, 2014, respectively, and are reflected in cost of revenue in the accompanying Consolidated Statements of Operations. The billing of any overage in indirect cost rates over the approved provisional rates in the contract is not allowed. Any such overage is expensed as incurred. When and if final rates with Defense Contract Audit Agency are approved, the Company will recognize any change in revenue resulting from the rate change in the period such revised rates are approved and as such this would be considered a change in estimate. This agreement is subject to early termination and stop-work order in conformance with Federal Acquisition Regulations 52.249-6 and 52.242-15 whereupon BARDA may immediately terminate the agreement early for convenience, or request the Company to stop all or any part of the work for a period of at least 90 days. If BARDA is not adequately funded, there is a potential that some or all of the follow on options could be delayed or never elected.

The National Institute of Allergy and Infectious Diseases

In September 2012, the Company entered into a contract with NIAID to provide services to advance vaccine components and technologies that accelerate the immune response for use in post-event settings following the intentional release of the NIAID Category A Priority Pathogen Bacillus anthracis or in response to naturally occurring outbreaks of infectious diseases caused by NIAID Category A Priority Pathogen B. anthracis. The arrangement is a cost plus fixed fee contract comprised of a base program and thirteen (13) follow on options at NIAID’s election. At the inception of the contract, both NIAID and the Company entered into the arrangement with the expectation that NIAID would fund all costs of development and no costs in excess of the arrangement would be incurred by the Company. The total amount of the contract including options is $22.9 million, with $2.2 million eligible for payment during the base program of approximately 14 months. The fixed fee is paid as specific activities are completed.

Revenue is recognized in accordance with the authoritative guidance for revenue recognition including the authoritative guidance specific to federal government contractors. Reimbursable costs under our government contract primarily include direct labor, subcontracts and indirect costs. In addition, the Company receives a fixed fee under the NIAID contract, which is unconditionally earned as allowable costs are incurred and is not contingent on success factors. Reimbursable costs under this NIAID contract, including the fixed fee, are generally recognized as revenue in the period the reimbursable costs are incurred and become billable. The Company recorded revenues of $61 thousand, $764 thousand and $353 thousand for services performed in the years ended December 31, 2012 and 2013 and the three months ended March 31, 2014, respectively. Reimbursable costs related to fulfilling this contract amounted to $3 thousand, $315 thousand and $212 thousand for the years ended December 31, 2012 and 2013 and the three months ended March 31, 2014, respectively, and is reflected in cost of revenues in the accompanying Consolidated Statements of Operations. The billing of any overage in indirect cost rates over the approved provisional rates in the contract is not allowed. Such overage is expensed as incurred. When and if final rates with Defense Contract Audit Agency are approved, the Company will recognize any change in revenue resulting from the rate change in the period such revised rates are approved and as such this would be considered a change in estimate. This agreement is subject to early termination and stop-work order in conformance with Federal Acquisition Regulations 52.249-6 and 52.242-15 wherein NIAID may immediately terminate the agreement early for convenience, or request the Company to stop all or any part of the work for a period of at least 90 days. If NIAID is not adequately funded, there is a potential that some or all of the follow on options could be delayed or never elected.

Leidos

In 2009, the Company entered into a subcontract agreement with Leidos to evaluate the Malaria antigen using Pfenex Expression Technology™ and to provide production and support services in manufacturing the Malaria vaccine. The original contract was amended to increase scope of services resulting in a value of $8.4 million. The arrangement is a fixed fee contract for services to be performed over a five year contract term.

Revenue is recognized as services are performed. The Company recognized $2.2 million, $2.1 million and $31 thousand in revenue for services performed in each of the years ended December 31, 2012 and 2013 and the three months ended March 31, 2014, respectively, as recorded in the accompanying Consolidated Statements of Operations. The Company also recorded deferred revenues of $0.8 million, $0.2 million and $0.2 million as of December 31, 2012 and 2013 and March 31, 2014, respectively.

Crucell

In July 2012, the Company entered into a supply agreement with Crucell to supply Circumsporozoite Protein (“CSP”). The total order is valued at $1.8 million. Crucell prepaid $1.3 million which is reflected in deferred revenue in the accompanying Consolidated Balance Sheet as of December 31, 2012. Additionally in 2012, the Company incurred $0.7 million in production costs which are reflected in inventory work in process in the accompanying Consolidated Balance Sheet as of December 31, 2012. The Company shipped the product to Crucell in 2013 at which time the revenue and related expenses were recognized.

Collaboration Agreements

Boehringer Ingelheim International GmbH

Effective December 2010, the Company entered into a three (3) year transaction agreement with Boehringer Ingelheim International GmbH (“BII”) to provide BII with access to the Company’s proprietary technology to express BII and BII’s clients’ proteins. During the collaboration, BII has the option to obtain a commercial license for up to four (4) designated proteins. All collaborations and licenses under the agreement are nonexclusive. Under the terms of the agreement, BII will pay the Company an annual technology fee of $0.2 million and has guaranteed a minimum fee of $0.6 million. Additionally, for providing protein expression services, BII will pay the Company approximately $0.4 million per protein expression program with a guaranteed minimum of $1.05 million (“Service Guarantee”) during the term of the agreement. The Service Guarantee is reduced by approximately $0.4 million each time the Company refuses to enter into a service agreement for one of BII or BII’s clients’ requests to provide protein expression services for a specific express protein.

The Company evaluated each of the deliverables included within the BII agreement and concluded the underlying deliverables met the criteria to be considered separate units of accounting; therefore, the annual technology maintenance fee is recognized in equal monthly installments over the related twelve annual month period, and revenue associated with the feasibility service fees is recognized as the services are performed.

The Company recorded license revenue associated with the BII annual technology maintenance fee of approximately $0.2 million for each of the years ending December 31, 2012 and 2013. No feasibility services were provided to BII during fiscal year 2012; therefore, no related revenue was recognized. In fiscal year 2013 and for the three months ended March 31, 2014, the Company recognized feasibility revenue of $5 thousand and $16 thousand for services performed. As of March 31, 2014 the Company recorded deferred revenue of $1.0 million for Service Guarantee services to be performed.

MedImmune, LLC

Effective May 2011, the Company entered into a research collaboration and license agreement with MedImmune, LLC (“MedImmune”) to collaborate with MedImmune on the development of manufacturing strains for MedImmune’s proprietary protein strains. Pursuant to the collaboration, MedImmune has the option to obtain a commercial license for its designated proteins. All collaborations and licenses under the agreement are nonexclusive. Under the terms of the agreement, MedImmune agreed to pay the Company $3.0 million in technology access fees and $2.4 million in research service fees, subject to adjustment each year for additional research services requested by MedImmune. If MedImmune elects to pursue a commercial license for any of the developed manufacturing strains, commercial license fees, annual maintenance fees, milestone payments and royalties will be due to the Company. MedImmune was entitled to terminate the research term of the agreement upon 90 days prior written notice. Early termination required certain minimum payment amounts, depending on the date of the early termination. In February 2013, MedImmune notified the Company that they were terminating the contract early due to a lack of microbial based portfolio projects that could use the Pfēnex Expression Technology®. Due to the termination, the Company revised the estimate of total technology access fees that it would earn to $1.75 million.

The Company evaluated each of the deliverables included within the MedImmune agreement and concluded the technology access fees did not meet the criteria to be considered a separate unit of accounting. Therefore, the Company recognized revenue associated with the technology access fee as the research services were performed.

Technology access fees and service revenue recognized during the years ended December 31, 2012 and 2013 totaled $2.8 million and $1.2 million, respectively.

13. Stock-Based Compensation

Stock Option Plan

The Company grants stock awards to its employees, officers and directors under the 2009 Equity Incentive Plan (“Plan”). Since inception, the Company has authorized approximately 1.1 million shares of common stock for issuance pursuant to the Plan. The Plan provides for the grant of stock options, stock appreciation rights, restricted stock, and restricted stock units to officers, directors, employees, and consultants of the Company. As of March 31, 2014, of the 1.1 million shares originally reserved for issuance under the Plan, 0.1 million were issued upon exercise of stock options previously granted, 0.7 million were subject to outstanding options, and 0.3 million remained available for future grant under the Plan. Share awards made under the Plan that are later cancelled due to forfeiture or expiration return to the pool and are available for future grants.

Stock options granted to date under the Plan have a term of ten years from the date of grant, and generally vest over a four-year period. However, in the event that an incentive stock option (“ISO”) granted to a participant who, at the time the ISO is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, the term of the ISO shall be five (5) years from the grant date or such shorter term as may be provided in the award agreement.

Stock Options

Total stock based compensation expense associated with stock options granted was $28 thousand, $52 thousand, $13 thousand and $8 thousand for the years ending December 31, 2012 and 2013 and the three months ended March 31, 2013 and 2014, respectively.

The exercise price of all options granted during the years ended December 31, 2012 and 2013 and the three months ended March 31, 2014 was equal to the estimated fair value of the underlying common stock on the date of grant. The fair value of each stock option granted is estimated on the grant date under the fair value method using the Black-Scholes model. The estimated fair values of the stock option, including the effect of estimated forfeitures, are then expensed over the requisite service period which is generally the vesting period. The following assumptions were used to estimate the fair value of stock options:

	Years Ended December 31,		Three Months Ended March 31, 2014
	2012	2013
			(unaudited)
Risk-free interest rate	1.0%	1.2%	1.2%
Expected volatility	47.1%	54.4%	54.4%
Expected forfeiture rate	1.9%	1.9%	1.9%
Expected dividend yield	0.0%	0.0%	0.0%
Expected life of options in years	6.0	6.1	6.1

The fair value of equity instruments that are ultimately expected to vest, net of estimated forfeitures, are recognized and amortized on a straight-line basis over the requisite service period. The Black-Scholes option-pricing model requires multiple subjective inputs, including a measure of expected future volatility. The Company’s stock does not have a readily available market. Consequently, the expected future volatility is based on the historical volatility for comparable publically traded companies over the most recent period commensurate with the estimated expected term of the Company’s stock options.

The risk-free interest rate assumption is based upon observed interest rates during the period appropriate for the expected term of the options. The expected term of options granted represents the period of time the options are expected to be outstanding. The Company has never declared or paid dividends and has no plans to do so in the foreseeable future. Accordingly, the dividend yield assumption is based on the expectation that the Company will not pay dividends in the future. Authoritative guidance requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Pre-vesting forfeitures for awards were estimated to be 1.9% in 2012, 2013 and for the three months ended March 31, 2014 based on historical experience. The weighted-average grant date fair value of options granted, vested and forfeited during the year ended December 31, 2013 was $1.04, $0.28 and $0.42 and $0.00, $0.82 and $0.67 during the three months ended March 31, 2014, respectively. Additionally, the weighted-average grant date fair value for options unvested at year end December 31, 2012 and 2013 and the three months ended March 31, 2014 was $0.39, $0.76 and $0.73, respectively.

Stock option transactions under the Plan during the years ended December 31, 2012 and 2013 and the three months ended March 31, 2014 are as follows:

(in thousands, except for weighted average exercise price)	Number of Options	Weighted Average Exercise Price
Options outstanding at January 1, 2012	705	$0.33

Options granted	139	1.49
Options exercised	(17)	0.31
Options cancelled (forfeited)	(17)	0.31

Options outstanding at December 31, 2012	810	0.53

Options granted	36	1.50
Options exercised	(62)	0.39
Options cancelled (forfeited)	(26)	0.89

Options outstanding at December 31, 2013	758	$0.57

Options granted	-	-
Options exercised	(30)	0.31
Options cancelled (forfeited)	(10)	1.49

Options outstanding at March 31, 2014 (unaudited)	718	$0.57

The Company received $5 thousand, $24 thousand and $9 thousand for the years ended December 31, 2012 and 2013 and the three months ended March 31, 2014, respectively, for options exercised. Options outstanding at March 31, 2014 have a weighted average remaining contractual term of 6.4 years.

As of March 31, 2014, there was approximately $71 thousand of unrecognized compensation cost related to unvested stock option awards, and the weighted average period over which this cost is expected to be recognized is 2.3 years.

As of March 31, 2014, there were approximately 623 thousand options exercisable with a weighted average exercise price of $0.44 and a weighted-average remaining contractual term of 6.4 years. The total aggregate intrinsic value of options outstanding and exercisable was $1.1 million and $0.7 million at December 31, 2012, $7.2 million and $6.1 million at December 31, 2013 and $6.8 million and $6.0 million at March 31, 2014.

The total aggregate intrinsic value, which is the amount, if any, by which the exercise price was exceeded by the estimated fair value of the Company’s common stock, of options exercised, was $21 thousand, $89 thousand for the years ended December 31, 2012 and 2013, respectively and $285 thousand for the three months ended March 31, 2014.

In June 2014, the Company granted a total of 259,223 common stock options to purchase shares of the Company’s stock at an exercise price of $11.59 per share pursuant to the Plan. All of these options vest over four years.

Restricted Stock Awards

In January 2010, the Company granted 1,034,850 shares of restricted stock to certain officers and employees with an estimated value of $0.31 per share, or $0.3 million. No restricted stock was granted during 2012 or 2013. Compensation expense is recognized for grants of restricted stock awards using the estimated value of the Company’s stock on the date of grant. Stock compensation is recognized on a straight line basis over the vesting period, which is generally four years. As of December 31, 2012, 797,697 shares had vested in the aggregate and all 1,034,850 shares were fully vested by December 31, 2013. The stock-based compensation expense related to these restricted stock awards amounted to $80 thousand and $74 thousand for the years ended December 31, 2012 and 2013, respectively. As these restricted stock awards were fully vested by December 31, 2013, there was no related compensation expense for the three months ended March 31, 2014.

14. Retirement Plan

The Company has a 401K Savings Plan (“401K”). The 401K is for the benefit of all qualifying employees and permits voluntary contributions by employees up to a maximum percentage allowable by current IRS regulations. The Company does not provide matching of employee contributions.

15. Income Taxes

The components of the income tax benefit (expense) are as follows:

	Years Ended December 31,
(in thousands)	2012	2013
Income tax benefit (expense)
Current	$3,695	$1,469
Deferred	(1,654)	1,202

Total benefit	$2,041	$2,671

During the years ended December 31, 2012 and 2013, the Company recorded an income tax provision benefit of $2.0 million and $2.7 million respectively, which is principally attributable to U.S. Federal and state income taxes. In 2009, the Company recorded a deferred tax liability related to definite life intangibles that were recorded as part of purchase accounting. A portion of the income tax benefits recorded in 2012 and 2013 have offset the amortization of the deferred tax liabilities for the definite life intangibles. As of December 31, 2012, there was a net deferred tax liability and as of December 31, 2013, there was a net deferred tax asset of $0.4 million. The Company recorded a valuation allowance of $0.4 million in 2013 since the deferred tax asset may not be able to be realized. The change in the deferred tax position is due to the net operating loss incurred in 2013. The Company’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no accrual for interest or penalties on the Company’s balance sheet at December 31, 2012 and 2013. The Company is subject to taxation in the United States and various state jurisdictions. The Company’s tax years for 2009 and forward are subject to examination by the United States and various state tax authorities.

For the year ended December 31, 2013 the Company had federal and state research and development credit carryforwards of approximately $0.4 million and $0.2 million, respectively. The Company generated federal and state net operating losses (NOLs) of approximately $5.8 million and $7.7 million, respectively, for the year ended December 31, 2013. The federal losses can be carried forward and begin expiring starting in 2032 unless previously utilized, and the state losses begin expiring in 2019 unless previously utilized.

Utilization of the NOL carryforward may be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), as well as similar provisions. These ownership changes may limit the amount of NOL carryforwards that can be utilized annually to offset future taxable income. In general, an “ownership change” as defined by Section 382 of the Code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders or public groups.

Significant components of the Company’s deferred tax assets as of December 31, 2012 and 2013 are shown below. A valuation allowance of $0.4 million for the year ended December 31, 2013 has been established to offset deferred tax assets as realization of such assets is uncertain.

	December 31,
(in thousands)	2012	2013
Deferred tax assets
Net operating losses	$198	$2,434
Deferred revenue	350	180
Other	443	1,241

Total deferred tax assets	991	3,855

Deferred tax liabilities
Depreciation and amortization	(843)	(772)
Intangible assets	(2,867)	(2,709)

Total deferred tax liabilities	(3,710)	(3,481)

Valuation allowance	-	(374)

Net deferred tax liability	$(2,719)	$-

The provision for income taxes differs from the U.S. federal statutory tax rate primarily due to state and local income taxes, valuation allowance established, and research and development credits.

A reconciliation of the Company’s effective tax rate and federal statutory tax rate at December 31, 2013 is as follows:

	December 31,
(in thousands)	2012		2013
Federal income taxes	$1,579	34.00%	$2,278	34.00%
State income taxes	270	5.81%	390	5.81%
Permanent items	(24)	(0.52%)	(29)	(0.43%)
Valuation Allowance	-	-%	(374)	(5.58%)
Other	216	4.66%	406	6.06%

Total income tax benefit	$2,041	43.95%	$2,671	39.86%

In accordance with authoritative guidance, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. The Company did not have any uncertain income tax positions as of December 31, 2013.

It is the Company’s practice to recognize interest and/or penalties related to income tax matters in income tax expense. Because the Company has no uncertain tax positions, it did not have any accrued interest or penalties included in its consolidated balance sheets at December 31, 2012 or 2013, and did not recognize any interest and/or penalties in its consolidated statements of operations and comprehensive income or loss during the years ended December 31, 2012, or 2013.

The Company is subject to income tax in the United States and various states. The Company currently has no years under examination by any jurisdiction, however, the Company is subject to income tax examination by federal and various state tax authorities for the years beginning in 2009 due to federal and state statutes.

16. Net Loss Per Share and Unaudited Pro Forma Loss Per Share of Common Stock

The following table summarizes the computation of basic and diluted net loss per share attributable to common stockholders of the Company (in thousands, except per share data):

	December 31,		March 31,
	2012	2013	2013	2014
			(unaudited)
Net loss	$(2,593)	$(4,062)	$(726)	$(1,542)
Effective preferred stock dividend	(1,589)	(1,695)	(408)	(435)

Net loss plus preferred stock dividend – basic and diluted	$(4,182)	$(5,757)	$(1,134)	$(1,977)

Weighted average shares used to compute basic and diluted net loss per share	1,474	1,531	1,497	1,548

Basic and diluted net loss per common share	$(2.84)	$(3.76)	$(0.76)	$(1.28)

Basic net loss attributable to common stockholders per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted net loss attributable to common stockholders per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares and dilutive common stock equivalents outstanding for the period, determined using the treasury-stock method and the as-if converted method, for convertible securities, if inclusion of these is dilutive. Because the Company has reported a net loss for the years ended December 31, 2012 and 2013 and the three months ended March 31, 2013 and 2014, diluted net loss per common share is the same as basic net loss per common share for those periods.

The following potentially dilutive securities outstanding at the end of the periods presented have been excluded from the computation of diluted shares outstanding:

	December 31,		March 31,
	2012	2013	2013	2014
			(unaudited)
Redeemable convertible preferred stock	8,634,847	8,634,847	8,634,847	8,634,847
Options to purchase common stock	810,436	757,805	757,805	718,155

The unaudited pro forma basic and diluted loss per share attributable to common stockholders for the three months ended March 31, 2014 gives effect to (1) the automatic conversion of all shares of redeemable convertible preferred stock outstanding as of March 31, 2014 upon an initial public offering by treating all shares of redeemable convertible preferred stock as if they had been converted to common stock, (2) the issuance of 1,217,784 shares of common stock in connection with the payment of all accrued and unpaid dividends through July 28, 2014 upon the conversion of our convertible preferred stock to common stock based on the offering closing on July 29, 2014, (3) the redemption of 423,185 shares of outstanding common stock subject to repurchase (as discussed in Note 11), and the forfeiture of 100,000 shares of common stock immediately prior to the initial public offering. Shares to be sold in the offering are excluded from the unaudited pro forma basic and diluted loss per share attributable to common stockholders calculations. As the Company incurred net losses for the three months ended March 31, 2014, there is no income allocation required under the two class method or dilution attributed to pro forma weighted average shares outstanding in the calculation of pro forma diluted loss per share attributable to common stockholders.

Unaudited pro forma basic and diluted loss per share attributable to common stockholders is computed as follows (in thousands, except per share data):

	Year Ended December 31, 2013	Three Months Ended March 31, 2014
	(unaudited)
Pro forma loss per share—basic and diluted
Numerator:
Net loss—basic and diluted	$(4,062)	$(1,542)

	$(4,062)	$(1,542)

Denominator:
Weighted-average shares used to compute basic and diluted net loss per share	1,531	1,548
Adjustments to reflect the assumed conversion of redeemable convertible preferred stock	8,635	8,635
Adjustments to reflect payment of preferred stock cumulative dividends	1,217	1,217
Adjustment for the forfeiture of common stock by management	(100)	(100)
Adjustment for the repurchase of common stock	(423)	(423)

Pro forma weighted average number of shares outstanding used to compute basic and diluted net loss per share	10,860	10,877

Pro forma net loss per share—basic and diluted	$(0.37)	$(0.14)

17. Subsequent Events

On June 27, 2014, the Company filed an amendment to its amended and restated certificate of incorporation under which each share of the Company’s common stock was reverse split on a 2.812-for-1 basis. The Company’s preferred stock conversion rate was adjusted in an equivalent amount. The accompanying consolidated financial statements and notes to the consolidated financial statements give retroactive effect to the reverse split for all periods presented.

For the purposes of the audited financial statements as of December 31, 2013 and the year then ended, the Company has evaluated the subsequent events through May 2, 2014, the date the consolidated financial statements were available to be issued. For the purposes of the unaudited interim consolidated financial statements as of March 31, 2014 and the three month period then ended, such evaluation of subsequent events has been performed through July 23, 2014. The Company determined that with the exception of the events disclosed herein, there are no additional events or transactions occurring during the subsequent event reporting period which require recognition or disclosure in the Company’s financial statements.

8,333,333 Shares

Common Stock

Prospectus

July 23, 2014

William Blair

JMP Securities

Mizuho Securities

Until August 17, 2014, all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.